LEUCADIA NATIONAL CORPORATION / ANNUAL REPORT 2012


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A Major Future Opportunity

After a 10-year effort led by the indomitable and indefatigable Tom Mara, our Louisiana gasification project is now poised to move into the construction phase. The gasification facility located in Lake Charles, Louisiana has major off-take agreements in place as well as all necessary permits. It recently entered into a Memorandum of Understanding with SKE&C USA, Inc., SK Engineering & Construction Co. Ltd. and Technip USA Inc. pursuant to which they will provide an industry standard lump sum turnkey construction contract.

Funding for this project will be covered in part by $1.561 billion of tax exempt bonds, a $230 million federal grant for carbon capture and sequestration, and a $128 million federal investment tax credit. The project will require equity of $400 to $600 million.

Au Revoir

As we conclude this final epistle and wrap up our extraordinary working relationship, we find ourselves reflecting on Leucadia's formidable past and promising future. A 35 year partnership is rare in marriage and even rarer in business. Those unfamiliar with our approach have sometimes been startled by the occasional tenacity of our interactions. We are both strong personalities with correspondingly strong opinions. Each of us has been described as "often wrong, but never in doubt."

We frequently saw a deal differently or disagreed on the strategic course of an operating company — the alchemy of our partnership enabled us to resolve our differences. We trust one another and respect the value of our differing skills, interests and intuitions.

Over the last 35 years we have unfailingly stood by one another in times of heartache, health and personal challenges. Our relationship means more to us than we easily acknowledge.

We owe a special debt to our families who were often neglected while we chased the next deal. We are both blessed with loving wives and children who have risen above our excesses and absences to make us very, very proud.

One of us remains to do all he can to help Rich and Brian take Leucadia to new heights. The other will be cheering – and kibitzing – from the sidelines and building a private family company. Managing Leucadia has been a magnificent adventure. We have done well and so have our shareholders. It has given us great pleasure to meet shareholders and to learn that proceeds from the sale of Leucadia stock sent their kids to college. None of this would have been possible without the hard work, devotion, courage and enthusiasm of our Directors, employees and advisers. We can't list them all, but would like to pay special tribute to those who have been with us for more than twenty-five years — employees Tom Mara, Joe Orlando, Jane Goldman, Joe Veetal, Joe Sartin and Gloria Kozinski, and Directors Jay Nichols, Jim Jordan and Paul Dougan.

Thank you.



Ian M. Cumming



Joseph S. Steinberg

of this year a sale of Inmet to First Quantum Minerals, booking profits at each stage. We hope he doesn't mind if we mention that Frank, who started all this in retirement at age 67, also worked on our next mining investment and is again seeking his next challenge.

Our other major mining investment proved to be even more challenging. Our first encounter with Andrew Forrest came in the context of an Australian nickel mining company called Anaconda Nickel Limited, which he had promoted as the founding CEO. The company had stumbled along the way to production on a new technology and had run out of money. Andrew and the shareholders and debt holders were at each other's throats with recriminations. But before we could do due diligence, a savvy investor snapped up a control position and the opportunity was lost to us and to Andrew.

Several years later, Andrew Whittaker (our long-time friend and Jefferies Vice Chairman) and Eddie Sugar (who at the time was at Jefferies) called to suggest we meet with them to discuss a new project. Forrest had his eye firmly fixed on China and believed that there was room for a "Third Force" in iron ore mining in the Pilbara region of Western Australia — the first two being Rio and BHP. He had started Fortescue Metals Group (FMG), rounded up a small amount of money and taken up tenements from the government to mine and ship iron ore. It was an audacious scheme, requiring at least $3 billion. Forrest's reputation had been damaged by the Anaconda fiasco, but we were intrigued, believing that China was an ever increasing consumer of raw materials and particularly iron ore. Frank Joklik, Jimmy Hallac and Bud Scruggs flew south to the Antipodes[6] to do due diligence. While there Bud picked up a bag full of rocks and brought them back to the United States to be assayed, confirming 61% iron ore. Eureka!

It took us a few months to appreciate the breadth and scope of Andrew's ambitions, which involved building a port and a 260 kilometer railroad, and to become convinced that surface mining, a method heretofore not used for iron ore, would work and be financially viable. Andrew was persuasive, though at times prone to severe exaggeration. Notwithstanding, we became convinced that this was a very attractive opportunity and a risk worth taking. With the money and credibility of Leucadia, Rich Handler stepped in to say that the $2 billion financing could be done. After several very spirited negotiation sessions we agreed on a deal giving Leucadia a 9.9% ownership position in FMG along with a right to collect 4% of certain revenues for thirteen years. Jefferies and others completed the debt financing and FMG was off and running to profitability, albeit with bumps along the road — some the result of the global financial meltdown in 2008 and some self-inflicted.

Later on, to our dismay, we had a falling out with Andrew. His personality dominated the FMG board and the other directors were more inclined to follow his lead as to the appropriate amount of equity, debt, leverage and the rate at which to expand, as opposed to our more conservative views. As the relationship soured, Andrew claimed our 4% royalty was subject to dilution and we were forced to sue to maintain our favorable economics. This resolved itself in 2012, when we sold our remaining stock position in the market and FMG bought back our 4% revenue stream.

Our six year adventure with Andrew Forrest and FMG was rockier than the Aussie outback, but turned out to be the most financially rewarding. From start to finish Leucadia made $2.3 billion. It was a splendid outcome and we wish Andrew and FMG continued success.

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[6] In the northern hemisphere, often used to refer to Australia and New Zealand.

We also made a few other telecom related investments, all but one of which worked out well. We bought ATX Communications, a CLEC, out of bankruptcy, reorganized it and eventually sold it to a competitor where it belonged. We bought WebLink out of bankruptcy, tried to resuscitate it, but the paging industry was in terminal decline due to the ubiquity of cell phones. It was profitably merged into Metrocall, which eventually disappeared. We should have passed on the opportunity to buy STi Prepaid, a calling card company, which turned out to be a disaster.

In recent years we have found it increasingly difficult to find good companies in which to invest. Competition is fierce for the mediocre and even fiercer for the good. Hedge funds and private equity have raised vast sums and those of you who have read our previous letters know well our rants on the subject. At our core we are value investors and finding value has become harder.

We did have a competitive advantage in our acquisition of Capmark's commercial mortgage servicing business. Our old friend and former employee, Larry Hershfield, brought this opportunity to us. Together with Berkshire Hathaway we bid for the company whether or not it filed Chapter 11 and without further conditions. We had done a thorough due diligence and thought it was an attractive opportunity and so did our partner, Berkshire Hathaway. We completed the acquisition in 2009 and the company, renamed Berkadia, has performed very well under the leadership of Hugh Frater and Randy Jenson. Our original investment has substantially been returned, cash flow has been strong and our servicing book has grown. We expect that the strengths of Berkadia and Jefferies in the commercial mortgage space will be complementary.

Back in 1995 we acquired MK Gold, which was a small part of Morrison Knudsen, then in bankruptcy. Among its other assets, MK owned two gold mines. Gold was about $400 an ounce, which seemed a low price compared to the peak of $850 in 1980. One of us was a nascent gold bug and found the entry price attractive. As it turned out, gold stayed very low for a long time and the two gold mines "mined out" just as the gold price took off. Not discouraged, we enlisted the help of an experienced friend, Frank Joklik, former Chairman of Kennecott Copper to head MK Gold. Kennecott had been sold to Rio Tinto and Frank was aware of a large Rio Tinto prospect near Seville, Spain, a resource containing 6% copper. For us the size of the deposit was huge although all but a rounding error to Rio Tinto and we were able to buy it. Like gold, copper was selling at a low historical price. We were not seers and revelators, but along the way we did notice that China was beginning to consume a greater and greater portion of the world's resources.

Frank, Tom Mara and one of us embarked on numerous trips to Spain meeting with the local authorities to obtain entitlements, with the EU to obtain favorable tax and other benefits, and with the local farmers and environmentalists who had to be convinced to sell land and to allow us to build the mine. It seemed simple. There was adequate power, rail, people and demand. It would take a few years to entitle and we would sell the resource to a mining company and make a fortune.

It turned out not to be so simple. Like renovating a kitchen, it took longer and cost more than we imagined, but eventually, several years later, it had a three step happy ending. First, a sale of a portion of the mine to a Canadian junior mining company, Inmet Mining Corporation, where Tom Mara joined the Board. Then, a sale of the rest of the mine to Inmet. And finally, in March

We restructured the company by reducing staff, installing new systems and products, hiring capable management, overcoming bad accounting and not the least, insisting on and getting a price adjustment from the government of Argentina. By 1999 we were getting nervous about Argentina and asked our partners to find a buyer for our stake, which they did, culminating in a sale at a gain of $121 million. The company survived Argentina's bankruptcy in 2001 and is doing well, though the country seems hell bent on heading there once again. We remain friends with the Wertheins and their consigliore, George Mandelbaum.

Auto finance has remained an interest of ours for many years. We started two FDIC insured institutions many years ago, which evolved into subprime lenders. Seeing the writing on the wall regarding the deteriorating credit quality of subprime borrowers and the increasingly dangerous competitive environment which grossly mispriced risk, we decided to exit the business in 2006. Later, at the insistence of two of our long time executives, Justin Wheeler and Marc Fuller, we bought a 25% interest in the AmeriCredit Corp., which was a leading subprime lender with excellent management. They and the company survived the financial meltdown of 2008 by underwriting well, reducing overhead and by hanging on by their fingernails. We discovered that even in the face of unemployment, borrowers will try hardest to keep their car. Ultimately, a suggestion from a friend and a phone call led to the sale of AmeriCredit to General Motors for a gain of $405 million. We recently started a new auto finance company, Foursight Capital, which is financing customers of our auto dealerships.

A struggling finance company called Finova came to our attention and in 2001 we made a financing proposal to the company which was based in Scottsdale, Arizona. Our original hope was to inject some additional capital, acquire a major position or perhaps control and continue to operate as lenders to the middle market. Once we had done our diligence it became apparent to us and to its directors and advisers that the company was all but bankrupt. At that point, Jack Byrne introduced us to Warren Buffett and Berkshire Hathaway, which had accumulated a large position in Finova's bonds and together we shepherded Finova through Chapter 11 and eventually made a good profit.

In the years preceding 2000, there was a vast over-investment in telecom and the installation of long haul fiber. Many companies were founded, many billions were raised, and billions and billions lost. One such company was WilTel Communications, which was spun off from Williams Energy. The segment had caught our interest as an example of tulip mania[5] and we thought there was money to be made in picking up the pieces. WilTel was based in Tulsa, Oklahoma and had a first class network on which it had lavished billions of dollars. We gained our place at the table by buying Williams Energy's ownership position and leveraging that into controlling the company post bankruptcy. Bud Scruggs, who worked on the Empire mess and many other things, and Jimmy Hallac made many trips to Tulsa guiding its restructuring. Fortunately, we found in the bowels of its operation center Jeff Storey who proved to be an excellent President and is presently the CEO of Level 3 Communications, the company which eventually bought WilTel at a nice price. WilTel is also the mother of our biggest deferred tax asset which, if and when realized will save up to $2 billion in taxes.

[5] Generally considered the first major financial bubble in February 1637 in the Netherlands. Investors began to madly purchase tulips, pushing their prices to unprecedented highs. Some single tulip bulbs sold for more than 10 times the annual income of a skilled craftsman.

Bolivia and El Salvador were entirely different stories. In Bolivia, navigating the politics turned out to be very tricky and sometimes dangerous. In El Salvador, a civil war was raging and the El Salvador Government nationalized our assets. One of us made many trips to these countries and to Washington seeking help and eventually all three investments turned out well. In 35 years we have found mostly bad surprises in unexplored file drawers. Our adventure with these utilities proved a rare and profitable exception.

Empire Insurance, which also came with Baldwin United, was a roller coaster. It was a "subway mutual" insuring NYC taxicabs and very well managed by Ollie Patrell. Years later, after Ollie left, it hit the third rail, wrote much too much business and lost a ton of money. From beginning to end the ownership either cost us a bit or we made a bit; however, when its lease ended on lower Fifth Avenue, Empire moved to Brooklyn enabling us to be the co-developer of Renaissance Plaza in downtown Brooklyn, a thirty-two story high-rise and Marriott Hotel, which has turned out to be a good investment.

In 1991, we acquired Colonial Penn. Historically it had two businesses. One, an auto insurer to retired Americans and the other the purveyor of small face value life insurance policies sold on TV. Under the previous ownership, after losing the endorsement of the AARP, the company diversified by writing reinsurance. Everything went wrong. The premiums were too little, the risks too big and ugly and many of their reinsurers insolvent or worse. The seller was a utility that just wanted out and it seemed we were the only buyer. After a careful diligence done by brother David Cumming, we were confident enough to buy the company for $128 million, which seemed a lot of money at the time.

Ollie Patrell, Harry Wulsin, David Cumming and Rich Petitt were assigned the tasks of straightening out and running the Colonial Penn companies and did a magnificent job. Six years later we sold both companies for $1.5 billion. We later distributed almost $1 billion to shareholders in a capital gain dividend and stock buyback.

Other insurance company investments included White Mountains, a company founded by our dear friend Jack Byrne, who unfortunately passed away this year. Jack needed additional capital to purchase the United States assets of UK based Commercial Union and we were happy to oblige. One of us sat on the Board for a few years and enjoyed traveling to Bermuda for meetings and playing poker in the evenings with Jack, who was the better player. We held that position for several years and eventually sold it at a substantial profit. A collateral investment in a reinsurance company formed post Hurricane Andrew did well for a few years but then got hit hard by the trifecta of Katrina, Wilma and Rita.

During those years we also invested elsewhere outside the United States. In Russia, we purchased vouchers in their "garage sale" of privatization auctions with some small success. We then became the bottler for Pepsi Cola for most of eastern Russia. In 1998, Pepsi itself lost its zeal for Russia and bought us out; we lost $40 million. They have since reestablished themselves in Russia and are doing well, but we missed the boat on the return trip.

More happily, success awaited in Argentina where in 1994 we acquired for $46 million a 30% interest in La Caja de Ahorro y Seguro, its largest insurance company, together with the Werthein family who also acquired 30%. Ollie Patrell, Tom Mara, our CFO, Joe Orlando, and both of us made many trips to Buenos Aires. Tom kept count and got to seventy trips.

In 1984, we acquired a large position in AVCO at a good price. AVCO's management did not want anything to do with us and presented a compelling offer to buy our stock. We got particularly lucky and good advice from Steve Jacobs who was then a partner of Weil Gotshal & Manges. As we were getting ready to sign the buyout papers which gave us a profit of $21 million, Steve leaned over and suggested we get a "most favored nation clause." Not really understanding exactly what he meant, but sounding good, we nodded yes. Less than a year later when AVCO was sold to Textron we received an additional $40 million. Taken together profits from AVCO nearly doubled our net worth.

In Merry Olde England, we experienced two defeats and two victories. Molins PLC was a UK based manufacturing company of which we had acquired 46.6% in the market. We were confident we would win a proxy fight for control and were advised by our now friend and Director Michael Sorkin, who was then a senior officer at the British merchant bank Hambros. To our collective dismay we lost; and, a year later lost again having acquired an additional 2% of the shares. Michael was doubly dismayed. Twice, the redoubtable English institutional shareholders had fought off the upstart Colonials! A year later the same institutions relented and bought us out for a nice profit. It was great fun.

We were more successful in 1988 taking control of another English company, Cambrian & General Securities, which had been managed by Ivan Boesky who was also a substantial shareholder. Mr. Boesky had legal difficulties and as a result forfeited his shares to the SEC as part of a $100 million fine. We tendered for all its shares at what we believed was a substantial discount, believing that there was little merit to the lawsuits surrounding the company. This time, again ably assisted by Hambros and Michael Sorkin, we were successful in buying out almost all the shareholders except the SEC which held out for another year for a higher price that finally got them their $100 million. Good going for the taxpayers!

For many years we had been following a fast growing, controversial company called Baldwin United, which eventually went bankrupt in 1983. By 1986 the company was ready to emerge from bankruptcy and we were able to acquire control and eventually own 100%. Therein was a remarkable mélange of assets including, S&H Green Stamps, a couple of insurance companies, miscellaneous operating businesses, major tax attributes and three surprises.

Shortly after the acquisition one of us got a call from a gentleman who introduced himself as David Mitchell, President of "our" power companies. We demurred saying we owned no power companies, but David insisted, telling us that buried in the files of Baldwin United were stock certificates representing controlling ownership positions in Barbados Power and Light, El Salvador Electric, and Bolivia Power. To say the least, we were astounded. We were a utility! One of us seized the day and became Chairman of all three and for years worked on maximizing the value of these companies.

Barbados was relatively easy. The country had the oldest established democratically elected legislature in the Western Hemisphere, a decent court system and aside from the usual arguments related to what was an adequate return on the rate base, the risk of hurricanes and oil price volatility, it was a good, well-run company. Our shareholders helped by running the air conditioning on high when visiting the island.

a blood disease. But, it looked great on that interstate exit sign and has served us well. For more about the history of this southern California town and its ancient Greek namesake, we direct you to the fountain of all modern knowledge, Wikipedia. For more about the history of the newly named Leucadia National Corporation, read on.

With the company restructured and renamed, we turned our minds and efforts to employing our modest capital. One of the remaining Talcott assets, City Finance, was a consumer finance company superbly run by Bob Brock and a crusty bunch of BBQ loving executives from Memphis, Tennessee. City Finance grew its profitable asset base through a series of acquisitions including, in 1980, the acquisition of American Investment Company, which had as a caboose, Charter National Life Insurance Company — our first foray into the insurance business.

In 1982 our friend, erstwhile Director, shareholder and colleague from Carl Marks days, Jay Jordan, decided to set up his own LBO business with David Zalaznick and they asked for our backing. We were enthusiastic and remain partners with the Jordan Company to this day where we enjoy considerable continuing profits on a very small investment.

In 1982, we acquired TFI Companies, Inc. (the old Tasty Freeze company, but without the ice cream), a rag tag bunch of underperforming businesses – including a pork slaughter house. One of us (we will leave it to the reader to guess who) along with Tom Mara visited the plant to witness the world's largest meat grinder process unmentionable pig parts as a small front loader dumped in huge scoops of nitrates and nitrites. Following the tour, the company's senior management explained that the cost of pork was increasing while the price of sausage and bacon was falling. Mara's recommendation for an immediate sale was quickly approved. As an aside, we consider comparing Congress's crafting of laws with sausage making grossly unfair to the pork processing industry. None of those businesses remain with us today and we could have probably skipped the whole adventure without much loss.

We fared much better with the acquisition of Conwed Plastics, which we acquired in 1985. Conwed Plastics performs admirably year after year and is today capably run by Chris Hatzenbuhler. It has returned over 20% on invested capital over the years. If only all of our investments did as well.

1982 also marked our first acquisition of a company with significant net operating loss carryforwards (NOL), which are sometimes referred to as "tax attributes[4]." Terracor Corporation was an unfortunate investment from our days at Carl Marks which we acquired out of bankruptcy for $6 million along with an NOL of $60 million. Subsequently we acquired several other similarly situated companies, including, Baldwin United, O.P.M. Leasing, WebLink Wireless, and most significantly WilTel Communications. Careful tax planning has been important to our investment success as a return on investment is greatly improved without the drag of corporate income tax. One of us enjoys the creative and legal process of tax planning and is very good at it, the other breaks out in a rash when trapped for long hours with tax accountants and lawyers, but is deeply appreciative of his partner's patience.

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[4] Mostly thought of as NOLs, but can also come in the form of a larger tax basis in assets than book basis, and if the accounting rules so require can end up on the balance sheet as an asset called the net deferred tax asset.

want to sell Jefferies at the bottom of a cycle; a stock for stock deal enabled them to do well by their shareholders while providing increased protection for their bondholders and creating long term stability for their employees and clients. Leucadia shareholders picked up a great asset at a fortuitous time for both companies and we solved our succession challenge. Combined, we have a world class investment banking firm, with a merchant banking focus, tax efficiency and a pile of cash. We also have new leadership that is greatly experienced and heavily invested in the long term success and value creation for Leucadia shareholders. We've never been enamored with describing transactions as "win / win," but we are hard pressed to find a more fitting expression of where we find ourselves as we craft this last letter.

For the next few pages we propose an incomplete trip down memory lane, let's call it an unofficial history, mostly written for the benefit of grandchildren, but we hope our long time shareholders will enjoy it as well. If not, skip to the last page.

After graduating from Harvard Business School in 1970, we began working together at a small family owned investment bank with the curious name of Carl Marks and Company. One of us left for an adventure out west and our paths diverged. We were reunited when one of us surfaced in pursuit of Talcott National Corporation, the holding company for an old, but moribund financial services company[1] that became embroiled in businesses about which they knew little and was almost insolvent. One of us was a reluctant joiner to the rescue of Talcott and regarded the prospects of success as unlikely. The other, being more enthusiastic, optimistic and in need of a challenge and a paycheck plunged full speed ahead and after a year of urging got the other to sign up for the task. This was the beginning of the partnership which would become Leucadia. Our backers were our old colleagues from Carl Marks for which we are forever grateful.

It took another year of cajoling all two hundred plus creditors, numerous flights to Chicago, Los Angeles and, of all places, Baton Rouge, to convince the last creditor to sign on. And finally, in April 1979, an out of court reorganization, probably one of the most complicated even to this day, was successfully completed.

Talcott entered reorganization with a negative $8 million book value and emerged with a book value of $23 million. We restructured the company, hunting and recovering value among a hodgepodge[2] of operating businesses and financial assets. Little did we know, this approach would become de rigueur[3] for the next thirty-five years.

In the course of this adventure we met our now old friends, Tom Mara, our Executive Vice President who preceded us at Talcott, along with Steve Jacobs and Andrea Bernstein who became our lawyers and advisers and remain so to this day.

We relinquished the name Talcott in 1980 with the sale of James Talcott Factors to Lloyds and Scottish, a UK based factoring company. We struggled to find a new name — every idea we surfaced was either already taken or rejected by regulators. Adding to the urgency was the SEC's growing impatience with the blank line at the top our letterhead. One afternoon we were driving north on the San Diego Freeway and happened upon the town of Leucadia, California. Why not? The name was available and we liked the sound of it. One of our mothers thought it resembled

[1] In 1854, James Talcott worked with his brother selling undergarments and started a factoring business. His business later financed socks for the Union Army, and became listed on the New York Stock Exchange in 1937.

[2] From Wikipedia...a word used to describe a confused or disorderly mass or collection of things; a "mess" or a "jumble".

[3] French, meaning, literally, of rigor and, less literally, according to strictness.

In 2000, Leucadia invested $100 million in Jefferies Partners Opportunity Fund and for seven years earned a 20% return after fees. A second fund, Jefferies High Yield Trading, was launched in 2007 at the top of the market. Despite the impossible timing and the catastrophic financial environment, we eked out a reasonable return on that fund too.

Brian Friedman joined Rich's team in August of 2001, and brought complementary skills of remarkable breadth and a tireless work ethic. Eventually they became partners in managing Jefferies and Brian has been instrumental to its success every step of the way.

In the mid 2000's, Rich periodically asked us if we wanted to invest in Jefferies and to join his Board. We reminded him that we were value investors and since Jefferies stock was trading at high multiples of book value, the time was not right. In 2007, Rich came to us believing that the global financial system was stretched too far and that something soon would snap. In February 2008, with Rich's relentless and increasingly loud encouragement, we bought the maximum number of Jefferies shares permitted before filing Hart Scott which allowed us to buy more after waiting 30 days. As he predicted, by the end of the 30 days, all hell had broken loose. Rich then proposed a large stock swap that allowed us to monetize Leucadia shares at $50 per share in exchange for a 13.7% fully diluted stake in Jefferies plus $100 million of cash to Leucadia. Rich didn't want to overly dilute his own shareholders so to complete our investment, he quietly and quickly bought additional shares for Leucadia on the open market at attractive prices which got us to a 29% ownership position in Jefferies. He also quickly sold all of the Leucadia shares acquired in the swap; at the time, we were convinced Jefferies did not need the money, but very much needed a credible investor to bless its balance sheet, which was as clean then as it is today. When the dust settled, Jefferies effectively raised $430 million of equity capital with minimal dilution, we joined the Board as 29% shareholders and Rich and Brian went on a five year offensive while the rest of the world was on fire.

From 2008 through 2011, we watched first hand as Jefferies nearly tripled revenue and aggressively built out a diversified and global investment bank. We were impressed when they bought back their debt cheaply during the global panic and then re-issued during calmer times — often only months later. Talk about volatility! We watched Jefferies improve its brand and human capital. We applauded their culture of transparency, client focus, integrity, creativity, work ethic, and commitment to shareholders, bondholders, employees and clients.

Following the implosion of MF Global, there were some white knuckle times as Jefferies rebutted a venal barrage of unfair and untrue attacks by agenda-driven short sellers disseminating faulty and malicious gossip. A market panic is a dangerous cocktail and you learn a lot about people when faced with a crisis. The Jefferies team under Rich and Brian's steady leadership navigated the turmoil with honesty and tireless effort. Their head-on strategy of transparency and openness proved successful. Ultimately truth won out and confidence in Jefferies was restored.

Jefferies bounced back quickly and, like Leucadia, had a record 2012. From out of the turmoil emerged an ideal alignment of needs. Rich and Brian were determined never to allow Jefferies to go through that type of painful experience again and were open to a smart long term capital solution to enable them to continue to build the firm. And, we were looking for successors and, as always, with our ample capital on the lookout for a good deal. They didn't

To Our Shareholders

The Last Hurrah

Forty-three years ago, the two of us met at Harvard Business School and thirty-five years ago was the beginning of a remarkable partnership — the results of which are tabulated on the opposite page. The end of 2012 marks the end of this partnership and the last letter from the two of us. In terms of financial results and as "LUK" would have it, 2012 was also our most successful year. Earnings before tax for 2012 were $1.371 billion, a record.

As the years sped by and we got older, a succession plan became more and more essential. For several years, we argued, explored many alternatives, argued some more and spoke with anyone and everyone we believed worthy of our shareholders' trust to guide the good ship Leucadia. On March 1, 2013 our succession plan culminated with the acquisition of the Jefferies Group, Inc.

Jefferies very able leadership team, Rich Handler and Brian Friedman, have become the CEO and President of Leucadia and one of us assumed the role of Chairman and the other is rolling up his sleeves to start again, this time with family as his partners. The rationale for the acquisition and the succession plan were spelled out in the proxy statement sent to you prior to the Shareholders Meeting at which 81% of our shareholders voted, with over 99% in favor. We are gratified with that vote of confidence.

Leucadia usually flies below the radar and is often unconventional in its choice of investments. We have always preferred to make money, rather than headlines. Though investment banking is hardly the flavor of the month, initially even some long time Leucadia shareholders may have been surprised by our decision to acquire Jefferies and to turn the helm over to Rich and Brian.

We first met Rich in 1987. He was a 26 year old baby in the business, fresh out of Stanford Business School and working at Drexel on a few deals with which Leucadia was involved. At Drexel he quickly learned that for a financial company there is no such thing as a "slight" liquidity crisis. This lesson on fragility served him well later in life but, might have been picked up sooner had he attended Harvard Business School!

In 1990 after Drexel, Rich joined Jefferies when it was a small equity trading firm with $140 million of revenues and $7 million of net income. We were one of his first clients, and Rich and his team led our Senior Subordinated Note offering in 1992, which was Jefferies very first institutional bond deal. In early 1993 they continued with our Convertible Subordinated Debentures, their first, and later in 1993, their first investment grade bond deal for Leucadia's Senior Notes. From 1990 to today, Jefferies did every one of our capital raises, eighteen in all, over $3.4 billion of capital.

Since Rich joined Jefferies 23 years ago, the compound annual return for his shareholders has been an exemplary 22%. Since becoming CEO Rich also became a very large shareholder of Jefferies taking more than 75% of his cumulative compensation in stock. So, as the search firm we didn't use might have said, "he seemed like a good fit."

Leucadia National Corporation Scorecard

	Book Value Per Share	Book Value % Change	% Change in S&P 500 with Dividends Included	Market Price Per Share	Market Price % Change	Shareholders' Equity	Net Income (Loss)	Return on Average Share-holders' Equity
(Dollars in thousands, except per share amounts)								
1978	($0.04)	NA	NA	$0.01	NA	($7,657)	($2,225)	NA
1979	0.11	NM	18.2%	0.07	600.0%	22,945	19,058	249.3%
1980	0.12	9.1%	32.3%	0.05	(28.6%)	24,917	1,879	7.9%
1981	0.14	16.7%	(5.0%)	0.11	120.0%	23,997	7,519	30.7%
1982	0.36	157.1%	21.4%	0.19	72.7%	61,178	36,866	86.6%
1983	0.43	19.4%	22.4%	0.28	47.4%	73,498	18,009	26.7%
1984	0.74	72.1%	6.1%	0.46	64.3%	126,097	60,891	61.0%
1985	0.83	12.2%	31.6%	0.56	21.7%	151,033	23,503	17.0%
1986	1.27	53.0%	18.6%	0.82	46.4%	214,587	78,151	42.7%
1987	1.12	(11.8%)	5.1%	0.47	(42.7%)	180,408	(18,144)	(9.2%)
1988	1.28	14.3%	16.6%	0.70	48.9%	206,912	21,333	11.0%
1989	1.64	28.1%	31.7%	1.04	48.6%	257,735	64,311	27.7%
1990	1.97	20.1%	(3.1%)	1.10	5.8%	268,567	47,340	18.0%
1991	2.65	34.5%	30.5%	1.79	62.7%	365,495	94,830	29.9%
1992	3.69	39.2%	7.6%	3.83	114.0%	618,161	130,607	26.6%
1993	5.43	47.2%	10.1%	3.97	3.7%	907,856	245,454	32.2%
1994	5.24	(3.5%)	1.3%	4.31	8.6%	881,815	70,836	7.9%
1995	6.16	17.6%	37.6%	4.84	12.3%	1,111,491	107,503	10.8%
1996	6.17	0.2%	23.0%	5.18	7.0%	1,118,107	48,677	4.4%
1997	9.73	57.7%	33.4%	6.68	29.0%	1,863,531	661,815	44.4%
1998	9.97	2.5%	28.6%	6.10	(8.7%)	1,853,159	54,343	2.9%
1999	6.59[b]	(33.9%)	21.0%	7.71	26.4%	1,121,988[b]	215,042	14.5%
2000	7.26	10.2%	(9.1%)	11.81	53.2%	1,204,241	116,008	10.0%
2001	7.21	(0.7%)	(11.9%)	9.62	(18.5%)	1,195,453	(7,508)	(0.6%)
2002	8.58	19.0%	(22.1%)	12.44	29.3%	1,534,525	161,623	11.8%
2003	10.05	17.1%	28.7%	15.37	23.6%	2,134,161	97,054	5.3%
2004	10.50	4.5%	10.9%	23.16	50.7%	2,258,653	145,500	6.6%
2005	16.95[c]	61.4%	4.9%	23.73	2.5%	3,661,914[c]	1,636,041	55.3%
2006	18.00	6.2%	15.8%	28.20	18.8%	3,893,275	189,399	5.0%
2007	25.03[d]	39.1%	5.5%	47.10	67.0%	5,570,492[d]	484,294	10.2%
2008	11.22[e]	(55.2%)	(37.0%)	19.80	(58.0%)	2,676,797[e]	(2,535,425)	(61.5%)
2009	17.93	59.8%	26.5%	23.79	20.2%	4,361,647	550,280	15.6%
2010	28.53[f]	59.1%	15.1%	29.18	22.7%	6,956,758[f]	1,939,312	34.3%
2011	25.24	(11.5%)	2.1%	22.74	(22.1%)	6,174,396	25,231	0.4%
2012	27.67	9.6%	16.0%	23.79	4.6%	6,767,268	854,466	13.2%
CAGR (1978-2012)[a]			11.2%	25.7%				
CAGR (1979-2012)[a]	18.2%		11.0%	19.3%		18.8%		

(a) A negative number cannot be compounded; therefore, we have used 1979.

(b) Reflects a reduction resulting from dividend payments in 1999 totaling $811.9 million or $4.53 per share. Leucadia's CAGRs do not reflect the benefit of annual dividends or the special 1999 dividend.

(c) Reflects the recognition of $1,135.1 million of the deferred tax asset or $5.26 per share.

(d) Reflects the recognition of $542.7 million of the deferred tax asset or $2.44 per share.

(e) Reflects the write-off of $1,672.1 million of the deferred tax asset or $7.01 per share.

(f) Reflects the recognition of $1,157.1 million of the deferred tax asset or $4.75 per share.

Financial Highlights

	2012	2011	2010
Revenues and other income	**$ 9,193,689,000**	$ 1,434,622,000	$ 1,203,444,000
Net securities gains	**$ 590,581,000**	$ 641,476,000	$ 179,494,000
Income from continuing operations before income taxes and income (losses) related to associated companies	**$ 966,520,000**	$ 677,455,000	$ 382,940,000
Income tax provision (benefit)	**$ 376,494,000**	$ 270,316,000	$ (1,136,968,000)
Income (losses) related to associated companies, net of taxes	**$ 276,279,000**	$ (394,041,000)	$ 380,766,000
Income from continuing operations	**$ 866,305,000**	$ 13,098,000	$ 1,900,674,000
Income (loss) from discontinued operations, net of taxes	**$ 2,463,000**	$ 5,573,000	$ (21,435,000)
Gain (loss) on disposal of discontinued operations, net of taxes	**$ (4,127,000)**	$ 6,285,000	$ 60,997,000
Net income	**$ 864,641,000**	$ 24,956,000	$ 1,940,236,000
Net (income) loss attributable to the noncontrolling interest	**$ 2,060,000**	$ 275,000	$ (924,000)
Net (income) attributable to the redeemable noncontrolling interests	**$ (12,235,000)**	–	–
Net income attributable to Leucadia National Corporation common shareholders	**$ 854,466,000**	$ 25,231,000	$ 1,939,312,000
Earnings (loss) per common share:			
Basic:			
Income from continuing operations	**$ 3.50**	$ .05	$ 7.82
Income (loss) from discontinued operations	**$ .01**	$ .02	$ (.09)
Gain (loss) on disposal of discontinued operations	**$ (.02)**	$ .03	$ .24
Net income	**$ 3.49**	$ .10	$ 7.97
Diluted:			
Income from continuing operations	**$ 3.45**	$ .05	$ 7.70
Income (loss) from discontinued operations	**$ .01**	$ .02	$ (.09)
Gain (loss) on disposal of discontinued operations	**$ (.02)**	$ .03	$ .24
Net income	**$ 3.44**	$ .10	$ 7.85
Total assets	**$ 9,349,118,000**	$ 9,263,189,000	$ 9,350,298,000
Cash and investments	**$ 3,566,534,000**	$ 2,545,500,000	$ 4,538,571,000
Common shareholders' equity	**$ 6,767,268,000**	$ 6,174,396,000	$ 6,956,758,000
Book value per common share	**$ 27.67**	$ 25.24	$ 28.53
Cash dividends per common share	**$ .25**	$ .25	$ .25

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: 1-5721

LEUCADIA NATIONAL CORPORATION
(Exact Name of Registrant as Specified in its Charter)

New York	**13-2615557**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

315 Park Avenue South
New York, New York 10010
(212) 460-1900
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, par value $1 per share	**New York Stock Exchange**
7-3/4% Senior Notes due August 15, 2013	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:

None.
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statement incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

Aggregate market value of the voting stock of the registrant held by non-affiliates of the registrant at June 30, 2012 (computed by reference to the last reported closing sale price of the Common Shares on the New York Stock Exchange on such date): $4,234,358,000.

On February 14, 2013, the registrant had outstanding 244,582,588 Common Shares.

DOCUMENTS INCORPORATED BY REFERENCE:

None.

PART I

Item 1. Business.

THE COMPANY

The Company is a diversified holding company engaged through its consolidated subsidiaries in a variety of businesses, including beef processing, manufacturing, gaming entertainment, real estate activities, medical product development and winery operations. The Company also owns approximately 28% of the outstanding common stock of Jefferies Group, Inc. ("Jefferies"), a full-service investment bank listed on the New York Stock Exchange ("NYSE") (Symbol: JEF), that is accounted for at fair value. The Company owns equity interests in operating businesses which are accounted for under the equity method of accounting, including a commercial mortgage origination and servicing business and, in partnership with Jefferies, an equity investment in Jefferies High Yield Holdings, LLC ("JHYH"), a broker-dealer engaged in making markets and trading of high yield and special situation securities. The Company concentrates on return on investment and cash flow to maximize long-term shareholder value. Additionally, the Company continuously evaluates the retention and disposition of its existing operations and investigates possible acquisitions of new businesses. Changes in the mix of the Company's businesses and investments should be expected.

Shareholders' equity has grown from a deficit of $7,657,000 at December 31, 1978 (prior to the acquisition of a controlling interest in the Company by the Company's Chairman and President), to a positive shareholders' equity of $6,767,268,000 at December 31, 2012, equal to a book value per common share of the Company (a "common share") of negative $.04 at December 31, 1978 and $27.67 at December 31, 2012. Shareholders' equity and book value per share amounts have been reduced by the $811,925,000 special cash dividend paid in 1999.

In November 2012, the Company entered into an agreement and plan of merger with Jefferies pursuant to which Jefferies will become a wholly-owned subsidiary of the Company (the "Jefferies Merger"). Each share of Jefferies common stock will be converted into the right to receive 0.81 of a Company common share (the "Exchange Ratio"), and the exchange is intended to be tax-free to Jefferies' shareholders. The transaction is subject to customary closing conditions, including approval to effect the merger by shareholders of both companies, and if approved is expected to close promptly following the Leucadia and Jefferies shareholder meetings, which are scheduled to occur on February 28, 2013. In connection with the Merger, Jefferies current Chief Executive Officer and current Executive Committee Chairman will become the new Chief Executive Officer and new President, respectively, of the Company. For more information about the Merger see Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Financial Resources.

On February 1, 2013, the Company declared a pro rata dividend of all of the outstanding shares of common stock of the Crimson Wine Group, Ltd. ("Crimson"), a holding company through which the Company has historically conducted its winery operations. The dividend is structured to qualify as a tax-free spin-off for U.S. federal income tax purposes. The Company's common shareholders on February 11, 2013, the record date, will receive one share of Crimson common stock for every ten common shares of the Company, with cash in lieu of fractional shares, on February 25, 2013. The Crimson distribution will result in the separation of Crimson from the Company and the recording of a dividend of approximately $197,000,000 during the first quarter of 2013. The distribution was a condition to the Jefferies Merger.

During 2012, the Company sold its remaining common shares of Fortescue Metals Group Ltd ("Fortescue"), and recognized aggregate Corporate securities gains of $543,713,000. The Company's initial investment in Fortescue also included a $100,000,000 unsecured note of Fortescue's subsidiary, Chichester Metals Pty Ltd ("Chichester"), that accrued interest at 4% of the revenue, net of government royalties, invoiced from the iron ore produced from certain project areas (the "FMG Note"). During the fourth quarter of 2012, Chichester redeemed the FMG Note for aggregate cash consideration of $715,000,000, resulting in the recognition of a pre-tax gain of $526,184,000, and the parties agreed to settle all pending litigation and disputes without any additional payment. The Company has received aggregate cash proceeds in excess of its investment of $2,313,272,000, which reflects all sales of Fortescue common shares, interest collected on the FMG Note (net of withholding taxes), the redemption of the FMG Note, expenses and the cost of its investment.

In October 2012, the Company sold Keen Energy Services, LLC ("Keen") for cash consideration of $100,000,000 and a four-year interest bearing promissory note issued by the purchaser which was valued at $37,500,000. The Company also retained Keen's net working capital, principally customer receivables and trade payables. The Company recorded a pre-tax loss on sale of discontinued operations of $18,045,000.

The Company's beef processing operations are conducted through its 78.9% interest in National Beef Packing Company, LLC ("National Beef"). National Beef processes, packages and delivers fresh and frozen beef and beef by-products for sale to customers in the U.S. and international markets.

The Company's manufacturing operations are conducted through Idaho Timber, LLC ("Idaho Timber") and Conwed Plastics, LLC ("Conwed Plastics"). Idaho Timber is headquartered in Boise, Idaho and primarily remanufactures dimension lumber and remanufactures, packages and/or produces other specialized wood products. Conwed Plastics manufactures and markets lightweight plastic netting used for a variety of purposes including, among other things, building and construction, erosion control, packaging, agricultural, carpet padding, filtration and consumer products.

The Company's gaming entertainment operations are conducted through Premier Entertainment Biloxi LLC ("Premier"), which is the owner of the Hard Rock Hotel & Casino Biloxi ("Hard Rock Biloxi"), located in Biloxi, Mississippi.

The Company's domestic real estate operations include a mixture of commercial properties, residential land development projects and other unimproved land.

The Company's medical product development operations are conducted through Sangart, Inc. ("Sangart"). Sangart is developing a product called MP4OX, which is a solution of cell-free hemoglobin administered intravenously to provide rapid oxygen delivery to oxygen deprived tissues.

The Company owns a 50% equity interest in Berkadia Commercial Mortgage LLC ("Berkadia"), a joint venture with Berkshire Hathaway Inc. ("Berkshire Hathaway"). Berkadia is engaged in the commercial mortgage origination and servicing business.

The Company and certain of its subsidiaries have federal income tax net operating loss carryforwards ("NOLs") of approximately $3,637,000,000 at December 31, 2012. For more information see Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

As used herein, the term "Company" refers to Leucadia National Corporation, a New York corporation organized in 1968, and its subsidiaries, except as the context otherwise may require.

Investor Information

The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). Accordingly, the Company files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information may be obtained by visiting the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements and other information regarding the Company and other issuers that file electronically. Material filed by the Company can also be inspected at the offices of the NYSE, 11 Wall Street, 15th floor, New York, NY 10005, on which the Company's common shares are listed.

The Company's website address is www.leucadia.com. The Company makes available, without charge through its website, copies of its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such reports are filed with or furnished to the SEC.

Cautionary Statement for Forward-Looking Information

Statements included in this Report may contain forward-looking statements. Such statements may relate, but are not limited, to projections of revenues, income or loss, development expenditures, plans for growth and future operations, competition and regulation, as well as assumptions relating to the foregoing. Such forward-looking statements are made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this Report, the words "will," "could," "estimates," "expects," "anticipates," "believes," "plans," "intends" and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements.

Factors that could cause actual results to differ materially from any results projected, forecasted, estimated or budgeted or may materially and adversely affect the Company's actual results include, but are not limited to, those set forth in Item 1A. Risk Factors and elsewhere in this Report and in the Company's other public filings with the SEC.

Undue reliance should not be placed on these forward-looking statements, which are applicable only as of the date hereof. The Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Report or to reflect the occurrence of unanticipated events.

Financial Information about Segments

The Company's reportable segments consist of the consolidated operating units identified above, which offer different products and services and are managed separately. Other operations primarily consist of the Company's wineries and energy projects.

Associated companies include equity interests in other entities that the Company accounts for under the equity method of accounting. Investments in associated companies that are accounted for under the equity method of accounting include HomeFed Corporation ("HomeFed"), a corporation engaged in real estate activities, Linkem S.p.A. ("Linkem"), a wireless broadband services provider in Italy, JHYH, Berkadia and Garcadia, a joint venture that owns automobile dealerships. Associated companies also include the Company's investment in Jefferies and its former investment in Mueller, which are accounted for at fair value rather than under the equity method of accounting.

Corporate assets primarily consist of the deferred tax asset, investments and cash and cash equivalents and corporate revenues primarily consist of investment and other income and securities gains and losses. Corporate assets include the Company's investment in the common shares of Inmet Mining Corporation ("Inmet"), a Canadian-based global mining company, and, as of December 31, 2011 and 2010, its investment in Fortescue. Corporate assets, revenues, overhead expenses and interest expense are not allocated to the operating units.

Conwed Plastics has a manufacturing and sales facility located in Belgium and National Beef has sales offices in and exports its products to various countries; these are the only significant foreign operations with non-U.S. revenue or assets that the Company consolidates. Unconsolidated non-U.S. based investments include the investments in Inmet and Linkem.

Certain information concerning the Company's segments is presented in the following table. Consolidated subsidiaries are reflected as of the date a majority controlling interest was acquired, which was December 30, 2011 for National Beef. Since National Beef's operating activities subsequent to the acquisition during 2011 were not significant they have not been included in the Company's 2011 consolidated statement of operations. Associated Companies are not considered to be a reportable segment, but are reflected in the table below under income (loss) from continuing operations before income taxes and identifiable assets employed.

	2012	2011	2010
		(In thousands)	
Revenues and other income (a):			
Beef processing	**$7,480,934**	$ –	$ –
Manufacturing:			
Idaho Timber	**163,513**	159,026	172,908
Conwed Plastics	**89,357**	85,961	87,073
Gaming Entertainment	**119,339**	117,238	114,809
Domestic Real Estate	**10,925**	96,501	17,075
Medical Product Development	**377**	378	123
Other Operations (b)	**69,620**	69,038	67,119
Corporate (c)	**1,259,624**	906,480	744,337
Total consolidated revenues and other income	**$9,193,689**	$1,434,622	$1,203,444
Income (loss) from continuing operations before income taxes:			
Beef Processing	**$ 59,048**	$ –	$ –
Manufacturing:			
Idaho Timber	**6,397**	(3,787)	547
Conwed Plastics	**11,453**	5,916	8,803
Gaming Entertainment	**13,209**	12,616	(2,159)
Domestic Real Estate	**(11,895)**	80,919	(54,935)
Medical Product Development	**(44,963)**	(42,696)	(25,443)
Other Operations (b)	**(44,814)**	(24,374)	(17,487)
Income (loss) related to Associated Companies	**420,008**	(612,362)	375,021
Corporate (c)	**978,085**	648,861	473,614
Total consolidated income from continuing operations before income taxes	**$1,386,528**	$ 65,093	$ 757,961
Depreciation and amortization expenses:			
Beef Processing	**$ 83,063**	$ –	$ –
Manufacturing (d):			
Idaho Timber	**5,339**	5,299	6,131
Conwed Plastics	**6,638**	6,509	9,068
Gaming Entertainment	**12,882**	16,785	16,657
Domestic Real Estate	**3,582**	3,461	6,163
Medical Product Development	**853**	845	870
Other Operations (d)	**10,227**	9,922	7,183
Corporate	**19,727**	23,296	20,979
Total consolidated depreciation and amortization expenses	**$ 142,311**	$ 66,117	$ 67,051
Identifiable assets employed:			
Beef Processing	**$1,797,152**	$1,786,855	$ –
Manufacturing:			
Idaho Timber	**76,084**	71,859	84,436
Conwed Plastics	**83,816**	56,539	60,822
Gaming Entertainment	**236,691**	243,888	253,221
Domestic Real Estate	**244,635**	254,885	255,027
Medical Product Development	**34,388**	27,893	16,950
Other Operations	**209,622**	226,051	165,644
Investments in Associated Companies	**1,884,646**	1,991,795	2,274,163
Corporate	**4,782,084**	4,388,961	6,004,942
Assets of discontinued operations	**–**	214,463	235,093
Total consolidated assets	**$9,349,118**	$9,263,189	$9,350,298

(a) Revenues and other income for each segment include amounts for services rendered and products sold, as well as segment reported amounts classified as investment and other income and net securities gains (losses) in the Company's consolidated statements of operations.

(b) Other operations includes pre-tax losses of $32,832,000, $28,598,000 and $16,076,000 for the years ended December 31, 2012, 2011 and 2010, respectively, for the investigation and evaluation of various energy related projects. There were no significant operating revenues or identifiable assets associated with these activities in any period; however, other income includes $5,366,000 and $11,143,000 in 2011 and 2010, respectively, with respect to government grants to reimburse the Company for certain of its prior expenditures, which were fully expensed as incurred. Such amounts were not significant in 2012.

(c) Net securities gains for Corporate aggregated $590,581,000, $641,480,000 and $179,494,000 during 2012, 2011 and 2010, respectively. Corporate net securities gains are net of impairment charges of $2,461,000, $3,586,000 and $2,474,000 during 2012, 2011 and 2010, respectively. In 2012, 2011 and 2010, security gains included gains of $543,713,000, $628,197,000 and $94,918,000 from the sale of the Company's common shares of Fortescue. In 2010, security gains also include a gain of $66,200,000 from the sale of the Company's investment in Light and Power Holdings, Ltd. ("LPH"). Corporate investment and other income includes a gain on the redemption of the FMG Note of $526,184,000 in 2012 and a gain on the sale of its remaining interest in its Cobre Las Cruces copper mining project ("Las Cruces") of $383,369,000 in 2010.

(d) Includes amounts classified as cost of sales.

(e) For the year ended December 31, 2012, interest expense was comprised of beef processing ($12,431,000) and corporate ($80,150,000). For the years ended December 31, 2011 and 2010, interest expense was primarily comprised of corporate; interest expense for other segments was not significant.

At December 31, 2012, the Company and its consolidated subsidiaries had 10,943 full-time employees.

BEEF PROCESSING

Business Description

The Company acquired 78.9% of National Beef on December 30, 2011. National Beef, headquartered in Kansas City, Missouri, is one of the largest beef processing companies in the U.S., accounting for approximately 14.5% of the federally inspected steer and heifer slaughter during 2012, as reported by the United States Department of Agriculture ("USDA"). National Beef processes, packages and delivers fresh and frozen beef and beef by-products for sale to customers in the U.S. and international markets. National Beef's products include boxed beef, ground beef, hides, tallow, and other beef and beef by-products. The net book value of the Company's investment in National Beef was $860,080,000 at December 31, 2012.

Beef production, from the birth of the animal through the delivery of beef products to the customer, is comprised of two primary segments, production and processing. The production segment raises cattle for slaughter and the processing segment slaughters cattle and packages beef for delivery to customers. The production segment bears the cost of feeding the cattle to the appropriate market weights and has direct financial exposure to the volatility in grain and other input costs. Beef processors like National Beef are primarily "spread" operators, earning margin between the selling price for their products and the cost of procuring and processing the cattle.

Approximately 91% of National Beef's revenues are generated from the sale of fresh beef. In addition, National Beef sells beef by-products to the variety meat, feed processing, fertilizer and pet food industries. National Beef also owns 75% of Kansas City Steak Company, LLC ("Kansas City Steak"), which sells portioned beef and other products to customers in the food service and retail channels as well as direct to consumers through the internet and direct mail. National Beef operates a wet blue tanning facility that sells processed hides to tanners that produce finished leather for the automotive, luxury goods, apparel and furniture industries. Wet blue tanning refers to the first step in processing raw and brine-cured hides into tanned leather. National Beef also owns a refrigerated and livestock transportation company that provides transportation services for National Beef and third parties.

The demand for beef products is generally highest in the spring and summer months.

Sales and Marketing

The sales office for National Beef's domestic operations is responsible for selling and coordinating the movement of approximately 47 million pounds per week of boxed beef products to customers. National Beef markets its products to national and regional retailers, including supermarket chains, independent grocers, club stores, wholesalers and distributors, food service providers and distributors, further processors and the United States military. National Beef exports products to more than 30 countries; export sales currently represent approximately 12% of annual revenues. In 2012, Walmart represented approximately 10% of National Beef's revenues, and its top 10 customers accounted for approximately 30% of revenues.

During 2012, National Beef received notice from Walmart that it intends to discontinue using National Beef as a provider of its case-ready products in 2013. National Beef has two case-ready processing facilities, one of which is completely dedicated to Walmart's business and the other substantially so dedicated. Total case-ready revenues were approximately 7% of National Beef consolidated revenues during 2012, but as a value-added product, case-ready products have historically constituted a higher percentage of National Beef's gross margin. Since 2008, case-ready products have represented from 10% to 26% of National Beef's total gross margin, and are at the higher end of that range in 2012 due, in part, to reduced gross margin from other National Beef products. National Beef is currently pursuing replacement business for its case-ready facilities; however, it may not be able to fully replace the operating cash flow generated by these facilities in the near future, if at all. During the first quarter of 2013, the two case-ready facilities will begin to operate at reduced levels, resulting in an approximate 50% reduction in the number of personnel employed at the facilities. In connection with the reduction in the labor force, National Beef will record a charge estimated to be approximately $2,900,000 during the first quarter of 2013.

National Beef emphasizes the sale of higher-margin, value-added products, which include branded boxed beef, case-ready beef, portion control beef and further processed hides. National Beef believes its value-added products can command higher prices than commodity products because of National Beef's ability to consistently meet product specifications, based on quality, trim, weight, size, breed or other factors, tailored to the needs of its customers. In addition to the value-added brands that National Beef owns, National Beef licenses the use of Certified Angus Beef®, a registered trademark of Certified Angus Beef LLC, and Certified Hereford Beef®, a registered trademark of Certified Hereford Beef LLC.

Raw Materials and Procurement

The primary raw material for the processing plants is live cattle. The domestic beef industry is characterized by cattle prices that change daily based on seasonal consumption patterns, overall supply and demand for beef and other proteins, cattle inventory levels, weather and other factors.

National Beef has entered into a cattle supply agreement with U.S. Premium Beef, LLC ("USPB"), the current owner of a 15.1% interest in National Beef that sold a substantial portion of its ownership interest to the Company. USPB has agreed to supply, and National Beef has agreed to purchase through USPB from the members of USPB, 735,385 head of cattle per year (subject to adjustment), based on pricing grids furnished by National Beef to the members of USPB. National Beef believes the pricing grids are based on terms that could be obtained from an unaffiliated party. The cattle supply agreement extends through December 31, 2017, with automatic one year extensions on each December 30 thereafter, unless either party provides a notice not to extend sixty days prior to the annual anniversary date. During 2012, National Beef purchased approximately 21% of the total cattle it processed from USPB members pursuant to the cattle supply agreement. National Beef also purchased additional cattle from certain USPB members outside of the cattle supply agreement.

Cattle are also purchased through cash bids and other arrangements from cattle producers in primary and secondary markets. National Beef purchases cattle from nearly 1,000 suppliers annually.

Processing Facilities

National Beef owns three beef processing facilities located in Liberal, Kansas, Dodge City, Kansas, and Brawley, California. The Liberal and Dodge City facilities can each process approximately 6,000 cattle per day, and the Brawley facility approximately 2,000 cattle per day. National Beef owns case-ready facilities in Hummels Wharf, Pennsylvania (approximately 79,000 square feet) and Moultrie, Georgia (approximately 114,000 square feet), and the wet blue tanning facility in St. Joseph, Missouri (approximately 221,000 square feet). The Kansas City Steak processing facility is located in Kansas City, Kansas (approximately 63,000 square feet).

Competition

The beef processing industry is highly competitive. Competition exists both in the purchase of live cattle, as well as in the sale of beef products. Beef products compete with other protein sources, including pork and poultry, but National Beef's principal competition comes from other beef processors. National Beef believes the principal competitive factors in the beef processing industry are price, quality, food safety, customer service, product distribution, technological innovations (such as food safety interventions and packaging technologies) and brand loyalty. Some of National Beef's competitors have substantially larger beef operations, greater financial and other resources and wider brand recognition for their products.

Regulation and Environmental

National Beef's operations are subject to extensive regulation by the USDA including its Food Safety and Inspection Service ("FSIS") and its Grain Inspection, Packers and Stockyards Administration ("GIPSA"), the Food and Drug Administration ("FDA"), the U.S. Environmental Protection Agency ("EPA") and other federal, state, local and foreign authorities regarding the processing, packaging, storage, safety, distribution, advertising and labeling of its products.

National Beef is subject to the Packers and Stockyards Act of 1921 ("PSA"). Among other things, this statute generally requires National Beef to make full payment for livestock purchases not later than the close of business the day after the purchase and transfer of possession or determination of the purchase price. Under the PSA, National Beef must hold in trust for the benefit of unpaid livestock suppliers all livestock purchased until the sellers have received full payment. At December 31, 2012, National Beef has obtained from an insurance company a surety bond in the amount of $45,640,000 to satisfy these requirements.

The Dodge City and Liberal facilities are subject to Title V permitting pursuant to the Federal Clean Air Act and the Kansas Air Quality Act. The Liberal permit expired on January 25, 2010, but has been administratively extended pending renewal by the Kansas Department of Health and Environment. The Brawley and St. Joseph facilities are subject to secondary air permits which are in place. The Dodge City, Liberal, Hummels Wharf, Moultrie and Brawley facilities are subject to Clean Air Act Risk Management Plan requirements relating to the use of ammonia as a refrigerant.

All of National Beef's plants are indirect dischargers of wastewater to publicly owned treatment works and are subject to requirements under the federal Clean Water Act, state and municipal laws, as well as agreements or permits with municipal or county authorities. Upon renewal of these agreements and permits, National Beef is from time to time required to make capital expenditures to upgrade or expand wastewater treatment facilities to address new and more stringent discharge requirements imposed at the time of renewal. Storm water discharges from National Beef's plants are also regulated by state and local authorities.

All of National Beef's facilities generate solid wastestreams including small quantities of hazardous wastes. National Beef is subject to laws that provide for strict, and in certain circumstances joint and several, liability for remediation of hazardous substances at contaminated sites; however, National Beef has not received any demands that it has any liability at sites under the Comprehensive Environmental Response, Compensation and Liability Act ("Superfund") or state counterparts. All plants are subject to community right to know reporting requirements under the Superfund Amendments and Reauthorization Act of 1986, which requires yearly filings as to the substances used on facility premises.

Employees

National Beef has approximately 9,300 employees, of which approximately 6,600 are currently represented by collective bargaining agreements. Approximately 2,600 employees at the Liberal plant are represented by the United Food and Commercial Workers International Union under a collective bargaining agreement scheduled to expire in December 2017. Approximately 2,700 employees at the Dodge City plant are represented by the United Food and Commercial Workers International Union under a collective bargaining agreement scheduled to expire in December 2016. Approximately 1,100 employees at the Brawley plant are jointly represented by the United Food and Commercial Workers International Union and the Teamsters International Union under a collective bargaining agreement scheduled to expire in December 2013. Approximately 130 employees at the St. Joseph plant are represented by the United Cereal Workers of the United Food and Commercial Workers International Union under a collective bargaining agreement scheduled to expire in May 2014.

MANUFACTURING

Idaho Timber

Business Description

Idaho Timber, which was acquired in May 2005, is headquartered in Boise, Idaho and is engaged in the manufacture and/or distribution of various wood products. Idaho Timber's principal product lines include remanufacturing dimension lumber; remanufacturing, bundling and bar coding of home center boards for large retailers; and production of 5/4" radius-edge, pine decking. The net book value of the Company's investment in Idaho Timber was $64,994,000 at December 31, 2012.

Remanufactured dimension lumber is Idaho Timber's largest product line. Dimension lumber is used for general construction and home improvement, remodeling and repair projects, the demand for which is normally a function of housing starts and home size. All dimension lumber is assigned a quality grade, based on the imperfections in the wood, and higher-grade lumber is sold at a higher price than lower-grade lumber. Idaho Timber purchases low-grade dimension lumber from sawmills located in North America and Europe and upgrades it into higher-grade dimension lumber products. The remanufacturing process includes ripping, trimming and planing lumber to reduce imperfections and produce a variety of lumber sizes. These products are produced at plants located in Florida, North Carolina, Texas, Idaho and New Mexico.

Home center board products are principally sold to large home improvement retailers. Idaho Timber purchases high-grade boards from sawmills, performs minor re-work on those boards to upgrade the quality, and then packages and bar codes those boards according to customer specifications. Idaho Timber also operates a sawmill in Arkansas to produce its 5/4" radius-edge, pine decking products.

Idaho Timber owns and operates seven plants, one sawmill that principally produces decking products and one sawmill that produces split-rail fencing. These nine facilities in the aggregate have approximately 748,000 square feet of manufacturing and office space, covering approximately 154 acres. One plant is principally dedicated to home center board products and the remaining plants principally produce remanufactured dimension lumber products.

Sales and Marketing

Idaho Timber primarily markets to local, regional and national lumber retailers for its dimension lumber products, home improvement centers for its home center board products and decking treaters for its sawmill product, and other resellers of home construction materials. For dimension lumber products, sales are primarily generated at each of the plants, with a dedicated sales force located in the same geographic region as the customers the plant serves. Board and decking products are sold and managed centrally. Sales of home center board products are heavily dependent on national home center chains. Idaho Timber's sales are somewhat concentrated in regions where its facilities are located, with the largest being North Carolina, 12%; Florida, 12%; New Mexico, 12%; and Texas, 11%.

Competition

Idaho Timber sells commodity products, and operates in an industry that is very competitive and currently suffering from continuing lack of demand due to limited housing starts and remodeling activity compared to historical standards. Idaho Timber competes against domestic and foreign sawmills and intermediate distributors for its dimension lumber and decking products. In some cases, Idaho Timber competes on a limited basis with the same sawmills that are a source of supply of low-grade dimension lumber. Idaho Timber also competes for raw material purchases needed for its remanufactured dimension lumber and home center board products. A recent increase in off-shore demand for low-grade lumber used in its remanufacturing facilities has further constrained available supply.

Government Regulation

Lumber and decking are identified at Idaho Timber facilities with a grade stamp that shows the grade, moisture content, mill number, species and grading agency. All lumber is graded in compliance with the National Grading Rule for Dimension Lumber, which is published by the U.S. Department of Commerce. Idaho Timber facilities are subject to regular inspection by agencies approved by the American Lumber Standards Committee. Idaho Timber believes that its procedure for grading lumber is highly accurate; however, Idaho Timber could be exposed to product liability claims if it can be demonstrated its products are inappropriately rated.

Plastics Manufacturing

Business Description

Through Conwed Plastics, which was acquired in March 1985, the Company manufactures and markets lightweight plastic netting used for a variety of purposes including, among other things, building and construction, erosion control, packaging, agricultural, carpet padding, filtration and consumer products. These products are primarily used for containment purposes, reinforcement of other products, packaging for produce and meats, various types of filtration and erosion prevention. The net book value of the Company's investment in Conwed Plastics was $71,106,000 at December 31, 2012.

Certain products of Conwed Plastics are proprietary, protected by patents and/or trade secrets. The Company holds patents on certain improvements to the basic manufacturing processes it uses and on applications thereof. The Company believes that the expiration of these patents, individually or in the aggregate, is unlikely to have a significant effect on its operations.

Sales and Marketing

Products are marketed both domestically and internationally, with approximately 21% of 2012 revenues generated by customers from Europe, Latin America, Japan and Australia. Products are sold primarily through an employee sales force, located in the U.S. and Europe. Conwed Plastics emphasizes development of new products and new applications of existing products to grow its revenues. New product development focuses on market niches where proprietary technology and expertise can lead to sustainable competitive economic advantages. Approximately half of Conwed Plastics' revenues are generated on a make to order basis. In addition, revenues have grown as a result of acquisitions, including the purchase of the assets of a lightweight netting business for $25,232,000 in July 2012.

Competition

Conwed Plastics is subject to domestic and international competition, generally on the basis of price, service and quality. Conwed Plastics has 2 to 4 competitors in most of its market segments but the size and type of its competition varies by market segment. Additionally, certain products are dependent on cyclical industries, including the construction industry. The cost of the principal raw material used in its products, polypropylene, has increased by approximately 38% over the last three years, a continuing trend that started in 2002. The price of polypropylene has historically fluctuated with the price of oil and natural gas but growing economies in China and India have resulted in increased demand for raw materials and raised prices globally.

GAMING ENTERTAINMENT

Business Description

Premier owns the Hard Rock Hotel & Casino Biloxi, located in Biloxi, Mississippi, which opened to the public on June 30, 2007. Acquired in 2006, the Company owns all of Premier's common units; including outstanding loans the net book value of the Company's investment in Premier was $219,586,000 at December 31, 2012.

The Hard Rock Hotel & Casino is located on a 10 acre site on the Mississippi Gulf Coast and has approximately 1,344 slot machines, 50 table games, four live poker tables, five restaurants (including a Hard Rock Café and Ruth's Chris Steakhouse), a full service spa, an outdoor pool and deck, retail space, an eleven-story hotel with 325 rooms and suites and a Hard Rock Live! entertainment venue with a capacity of approximately 2,000 persons. In addition, Premier has commenced construction of a 12-story, 154-room hotel tower on its property that is expected to cost approximately $32,500,000 and scheduled to be completed by the end of 2013.

Premier's marketing strategy is to position the resort as a full service gaming, boutique hotel and entertainment resort catering to the Mississippi Gulf Coast marketplace and the southern region of the U.S. The Mississippi Gulf Coast region is located along the Interstate 10 corridor and is within a ninety minute drive from the New Orleans metropolitan area, Mobile, Alabama and the Florida panhandle. Premier's primary means of marketing utilizes its database of customers for direct mail campaigns and promotional giveaways designed to reward customers and generate loyalty and repeat visits. In addition, Premier benefits from the "Hard Rock" brand name which appeals to a broad range of customers.

The Hard Rock Biloxi's casino is constructed over water on concrete pilings; however, the threat of hurricanes is a risk to the facility. Premier's current insurance policy provides up to $244,900,000 in coverage for damage to real and personal property including business interruption coverage. The coverage is provided by a panel of U.S., Bermuda and London based insurers and is comprised of a $50,000,000 primary layer and three excess layers. The coverage is syndicated through several insurance carriers, each with an A.M. Best Rating of A- (Excellent) or better. Although the insurance policy is an all risk policy, any loss resulting from a weather catastrophe occurrence, which is defined to include damage caused by a named storm, is sublimited to $110,000,000 with a deductible of $5,000,000.

Competition

Premier faces significant competition primarily from eleven other gaming operations in the Mississippi Gulf Coast gaming market and secondarily from gaming operations in Baton Rouge and New Orleans, Louisiana as well as from a Native American casino in Atmore, Alabama. Other competition comes from gaming operations in Lake Charles, Bossier City and Shreveport, Louisiana; Tunica and Philadelphia, Mississippi; Tampa and Hollywood, Florida and other states. Such competition may increase if gaming operations grow in these markets or if legalized gaming expands to nearby states. Many of Premier's competitors are larger and have greater marketing and financial resources.

Government Regulation

The gaming industry in Mississippi is highly regulated. Premier, its ownership and management are subject to findings of suitability reviews by the Mississippi Gaming Commission. In addition, the laws, rules and regulations of state and local governments in Mississippi require Premier to hold various licenses, registrations and permits and to obtain various approvals for a variety of matters. In order to continue operating, Premier must remain in compliance with all laws, rules and regulations and pay gaming taxes on its gross gaming revenues. Failure to maintain such approvals or obtain renewals when due, or failure to comply with new laws or regulations or changes to existing laws and regulations would have an adverse effect on Premier's business. Premier believes it is in compliance with all governmental rules and regulations.

DOMESTIC REAL ESTATE

At December 31, 2012, the Company's net investment in the domestic real estate segment was $236,258,000. The real estate operations include a mixture of commercial properties, residential land development projects and other unimproved land. Certain of the Company's real estate investments and the real estate carrying values as of December 31, 2012 include: a large scale mixed-use development project located in Panama City, Florida in the early stages of development ($56,025,000); a substantially developed large scale mixed-use development project with various residential, retail and commercial space located in Myrtle Beach, South Carolina ($31,622,000); approximately 73 acres of land used by Garcadia, the automobile dealership joint venture ($56,185,000); approximately 76 acres of land located on the island of Islesboro, Maine (approved for 13 residential waterfront lots) and 45 fully developed residential lots on approximately 120 acres of land located in Rockport, Maine on Penobscot Bay, ($44,737,000 in the aggregate); and a 15 acre, unentitled air rights parcel above the train tracks behind Union Station in Washington, D.C. ($11,794,000). None of these projects is secured by any indebtedness.

The Company owns approximately 31.4% of the outstanding common stock of HomeFed. In addition, as a result of a 1998 distribution to all of the Company's shareholders, approximately 7.7% and 9.4% of HomeFed is owned by the Company's Chairman and President, respectively. HomeFed is currently engaged, directly and through subsidiaries, in the investment in and development of residential real estate projects in California. The Company accounts for its investment in HomeFed under the equity method of accounting. At December 31, 2012, its investment had a carrying value of $49,384,000, which is included in investments in associated companies. HomeFed is a public company traded on the NASD OTC Bulletin Board (Symbol: HOFD). Detailed financial and other information about HomeFed may be found on its website (www.homefedcorporation.com).

Residential property sales volume, prices and new building starts have declined significantly in many U.S. markets, including markets in which the Company has real estate projects. The slowdown in residential sales was exacerbated by turmoil in the mortgage lending and credit markets, resulting in stricter lending standards and reduced liquidity for prospective home buyers. The Company is not actively soliciting bids for developed and undeveloped lots in Maine, and has deferred its development plans for certain other projects as well. The Company intends to wait for market conditions to improve before marketing certain of its projects for sale.

The real estate development industry is subject to substantial environmental, building, construction, zoning and real estate regulations that are imposed by various federal, state and local authorities. In order to develop its properties, the Company must obtain the approval of numerous governmental agencies regarding such matters as permitted land uses, density, the installation of utility services (such as water, sewer, gas, electric, telephone and cable television) and the dedication of acreage for various community purposes. Furthermore, changes in prevailing local circumstances or applicable laws may require additional approvals or modifications of approvals previously obtained. Delays in obtaining required approvals and authorizations could adversely affect the profitability of the Company's projects.

MEDICAL PRODUCT DEVELOPMENT

Business Description

At December 31, 2012, the Company owned approximately 97% of Sangart, a development stage biopharmaceutical company principally engaged in developing medicines designed to enhance the oxygenation of oxygen deprived tissues through targeted oxygen delivery. The Company has invested an aggregate of $261,648,000 in Sangart, principally to help fund Sangart's ongoing product development activities and overhead costs. Sangart became a consolidated subsidiary in 2005; the net book value of the Company's investment in Sangart was $21,896,000 at December 31, 2012.

In 2002, Sangart commenced human clinical trials of MP4OX, a solution of cell-free hemoglobin administered intravenously to provide rapid oxygen delivery to ischemic (oxygen deprived) tissues. The basis for Sangart's technology is the result of more than 20 years of research in the understanding of how hemoglobin (the oxygen carrier in red blood cells) functions outside of red blood cells in a cell-free environment and how it can be used in conjunction with normal red blood cells to enhance oxygen delivery to organ tissue. MP4 products are made from purified human hemoglobin that is extracted from fully screened and tested outdated human blood obtained from accredited blood centers, which is then bound to polyethylene glycol molecules using Sangart's proprietary processes. Sangart owns or exclusively licenses nineteen U.S. patents and has more than thirty applications pending worldwide covering product composition, manufacturing or methods of use. Patents applicable to the MP4 technology do not begin to expire until 2017.

Sangart recently completed a Phase 2 clinical trial of MP4OX in 316 trauma patients. The study was conducted at more than 50 hospitals in 15 countries. The primary efficacy goal of the study was not met, as the MP4OX treated group did not show a statistically significant improvement in the number of patients discharged and alive after 28 days as compared to the control group that received normal standard of care treatment. But clinically significant improvements were observed in some other measures of efficacy and no significant safety concerns were identified. Sangart is now evaluating plans for its next clinical trial of MP4OX in trauma patients. Sangart also recently completed a Phase 1b clinical trial of its MP4CO product in sickle cell disease patients not currently in crisis. Study results are considered to be successful and capable of supporting Sangart's plans to conduct a Phase 2 clinical study involving sickle cell disease patients in crisis. If this Phase 2 study was to be successful, Sangart would then have to conduct a Phase 3 clinical study in sickle cell patients. Completing these studies will take several years at substantial cost and until they are successfully completed, if ever, Sangart will not be able to request marketing approval and generate revenues from sales in either the trauma or the sickle cell disease markets.

In addition to obtaining requisite regulatory approvals for the manufacture and sale of MP4 products, including approval of a manufacturing facility which has yet to be built, Sangart would have to create sales, marketing and distribution capabilities prior to any commercial launch, either directly or in partnership with a service provider. In recent years, substantially all of the funding needed for MP4 development has come from the Company. Significant additional funding will be needed prior to regulatory approval and commercial launch; the Company is not committed to provide such funding and Sangart is currently exploring potential external sources of funding and support.

Any successful commercialization of MP4 products will depend on an adequate supply of raw materials, principally human red blood cells and polyethylene glycol, at an acceptable quality, quantity and price. Sangart has contracted for a supply of human red blood cells that is expected to be sufficient to produce MP4 at volumes needed for a commercial launch; however, if the product is successful additional sources of red blood cells will be needed to support sales growth. Commitments for quantities of polyethylene glycol to support a commercial launch have not yet been secured.

Government Regulation

As a product intended for medical use, clinical trials, marketing approval, manufacturing and distribution of MP4 is highly regulated. An application for marketing approval may only be made after the safety and effectiveness of the product has been demonstrated, including through human clinical trial data. In the U.S., the FDA regulates medical products, including the category known as "biologics," which includes MP4 products. The Federal Food, Drug and Cosmetic Act and the Public Health Service Act govern the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of MP4 products.

In Europe, each country has its own agency that regulates clinical trials. However, the Committee for Medicinal Products for Human Use ("CHMP"), which is administered by the European Medicines Agency, is an EU-wide regulatory body. Following completion of clinical trials, marketing approval can be granted either by a centralized application through CHMP, or on a decentralized basis by one or more selected countries.

OTHER OPERATIONS

Wineries

Crimson is engaged in the production and sale of premium, ultra premium and luxury wines (i.e., wines that retail for $10 to $14, $14 to $25 and over $25 per 750ml bottle, respectively). Crimson is headquartered in Napa, California and owns four wineries: Pine Ridge Vineyards, Archery Summit, Chamisal Vineyards and Seghesio Family Vineyards. Pine Ridge was acquired in 1991 and has been conducting operations since 1978, the Company started Archery Summit in 1993, Chamisal Vineyards was acquired during 2008 and has been conducting operations since 1973, and Seghesio Family Vineyards was acquired in 2011 and has been conducting operations since 1895. Crimson controls approximately 188 acres of vineyards in the Napa Valley, California, 120 acres of vineyards in the Willamette Valley, Oregon, 97 acres of vineyards in the Edna Valley, California, 231 acres in the Alexander Valley, California and 68 acres in the Russian River Valley, California, substantially all of which are owned and producing grapes. Additionally, in 2005 and 2006, the Company acquired an aggregate of 611 acres of land in the Horse Heaven Hills of Washington's Columbia Valley, of which approximately 87 acres have been developed into producing vineyards. As mentioned above, the Company will make a tax-free distribution to its shareholders of all of the outstanding shares of Crimson common stock on February 25, 2013, resulting in the separation of Crimson from the Company.

Energy Projects

During the past few years, the Company has been incurring costs to investigate and evaluate the development of a number of large scale domestic energy projects. These projects plan to use gasification technology to convert different types of low grade fossil fuels into clean energy products. The Company has also invested in certain energy projects that do not plan to use gasification technologies. The Company has expensed costs to investigate, evaluate and obtain various permits and approvals for its various energy projects of $33,579,000, $33,964,000 and $27,220,000 during the years ended December 31, 2012, 2011 and 2010, respectively.

Although there are a number of large scale projects the Company is currently investigating, the Company is not obligated to develop any of the projects, and no assurance can be given that the Company will be successful in fully developing any of these projects. Any project that the Company might develop would likely require a significant equity investment, which the Company presently does not intend to fund by itself, the acquisition of substantial non-recourse borrowings to build the projects (total development costs for these types of projects range from $2.5 billion to $3.5 billion), the procurement of purchase commitments for long-term supplies of feedstock, long-term commitments from purchasers of the output, various permits and regulatory approvals and significant technological and engineering expertise to implement. The investigation, evaluation and financing of these large scale projects will take years to complete.

The Company is currently evaluating the development of a gasification project which would be built in Louisiana by the Company's wholly-owned subsidiary, Lake Charles Clean Energy, LLC ("LCCE"), for an estimated total cost of between $2,300,000,000 and $2,600,000,000. LCCE has been awarded $1,561,000,000 in tax exempt bonds to support the development of the project, which would be issued by the Lake Charles Harbor and Terminal District of Lake Charles, Louisiana, $128,000,000 of investment tax credits and received a $238,000,000 federal government grant for carbon capture and sequestration. Receipt of these awards and grants are contingent upon satisfaction of numerous regulatory and other conditions. The Company is not obligated to make equity contributions to LCCE until it completes its investigation, the project is approved by the Company's Board of Directors and significant financing has been obtained from third parties, which has not yet been arranged. The Lake Charles project is a new chemical manufacturing facility that plans to use proven quench gasification technology to produce various products from petroleum coke, a low grade solid fuel source. The primary products to be produced by the Lake Charles project include methanol and hydrogen. LCCE has entered into offtake agreements for the majority of its production, and has also entered into a 20-year contract for the sale of its entire carbon dioxide by-product stream which would be used for enhanced oil recovery.

In July 2009, two of the Company's other prospective gasification projects, one in Indiana and the other in Mississippi, were selected by the U.S. Department of Energy ("DOE") to proceed to detailed due diligence and negotiations of terms and conditions necessary for the DOE to issue conditional commitments for loan guarantees aggregating up to $3,600,000,000. While these commitments represent important milestones in the selection process, the guarantees are subject to detailed and extensive due diligence by the DOE and no assurance can be given that a loan guaranty for either project will ultimately be given.

A subsidiary of the Company acquired a leasehold interest and certain permits to construct and operate an onshore liquefied natural gas ("LNG") terminal and associated facilities in Warrenton, Oregon. The project would include construction of an offshore dock and berth and onshore facilities to store up to 480,000 cubic meters of LNG. The current plan includes construction of an approximate 86 mile long natural gas pipeline to connect to the U.S. natural gas transmission grid. Due to the recent increases in U.S. natural gas production, LNG receiving and storage facilities now only play a role in niche markets, where insufficient pipeline infrastructure can create short-term shortages; therefore, the Company has altered its strategy to focus on LNG exports rather than LNG imports. A pre-filing request for an LNG export terminal was submitted to the Federal Energy Regulatory Commission in 2012. The Company has also applied for and received from the DOE a license to export natural gas to Free Trade Agreement countries. Numerous regulatory permits and approvals and acquisitions of rights of way for the terminal and the pipeline will be required before project construction can commence; construction of the terminal and associated facilities could potentially begin in 2014. Completion of the project is also subject to obtaining significant financing from third parties, which has not been arranged.

OTHER INVESTMENTS

Berkadia

Berkadia, a joint venture between Berkshire Hathaway and the Company, acquired a commercial mortgage origination and servicing business in December 2009. The Company and Berkshire Hathaway each have a 50% equity interest in Berkadia, and each party contributed $217,169,000 of equity capital to fund the acquisition. At December 31, 2012, the net book value of the Company's investment in Berkadia was $172,942,000.

Berkadia is a servicer of commercial real estate loans in the U.S., performing primary, master and special servicing functions for U.S. government agency programs, commercial mortgage-backed securities transactions ("CMBS"), banks, insurance companies and other financial institutions. Berkadia is an approved servicer of loans for Fannie Mae, Freddie Mac, Ginnie Mae and the FHA. As of December 31, 2012, Berkadia serviced approximately 28,000 loans with an unpaid principal balance of $200 billion.

A primary servicer of a loan is the primary contact with the borrower and is generally responsible for carrying out all cash management functions relating to the loan, including providing monthly billing statements to the borrower and collecting and applying payments on the loan; administering reserve and escrow funds for repairs, tenant improvements, taxes and insurance; obtaining and analyzing operating and financial statements of the borrower and performing periodic property inspections; preparing and providing periodic reports and remittances to the master servicer or other designated persons; administering lien filings; and other specified functions.

A master servicer is responsible for administration of a pool of loans that is transferred to a trust or other special purpose entity in connection with a securitization transaction pursuant to a pooling and servicing agreement. While some master servicer functions may be sub-contracted and performed by a primary servicer, as a master servicer Berkadia is ultimately responsible for the performance of any functions that have been sub-contracted to a primary servicer. Master servicers are generally required to advance funds to cover any delinquent payments on the securitized loans and any taxes and insurance premiums not paid by borrowers or covered by borrowers' escrow funds, provided that the servicer determines that the advances will be recoverable from loan payments or liquidation proceeds in the future. These "servicing advances," along with accrued interest, are treated as having priority over the rights of other investors in the securitization.

A special servicer is a specialist in dealing with defaulted loans and is usually selected by the holder of the subordinated interest in a securitization vehicle. Typically, a loan may be transferred from the master servicer to a special servicer if it is more than 60 days delinquent, a borrower files for bankruptcy or the master servicer determines a default is imminent. Once a loan is transferred to special servicing, asset managers take steps to bring the account to a performing status or exercise remedies, including loan modification, foreclosure, a negotiated pay-off or a sale of the loan. Special servicers are generally paid higher monthly servicing fees and resolution fees in connection with the loans that they service.

As a servicer, Berkadia is frequently responsible for managing, on behalf of its investors, the balances that are maintained in custodial accounts for the purposes of collecting and distributing principal and interest and for funding repairs, tenant improvements, taxes and insurance related to the mortgaged properties it services. Berkadia derives certain economic benefits from administering these custodial accounts. Such balances totaled in excess of $4 billion as of December 31, 2012.

Berkadia originates commercial real estate loans for Fannie Mae, Freddie Mac, Ginnie Mae and the FHA using their underwriting guidelines, and will typically sell the loan to such entities shortly after it is funded. Provided Berkadia adheres to their guidelines, these government-related entities must purchase the loan at the face amount plus accrued interest; Berkadia retains the mortgage servicing rights. In addition, as a condition to Fannie Mae's delegation of responsibility for underwriting, originating and servicing of loans, Berkadia assumes a shared loss position throughout the term of each loan sold to Fannie Mae, with a maximum loss percentage of 33.33% of the original principal balance of a defaulted mortgage loan.

Berkadia also originates commercial mortgage loans which are not part of the government agency programs. Berkadia has a portfolio of loans that provide interim financing to borrowers who intend to refinance the loan with longer-term loans from an eligible government agency or other third party ("Bridge loans"). Berkadia may also from time to time originate loans intended to be conveyed into CMBS transactions sponsored by third parties ("CMBS loans"). Bridge loans are typically floating rate loans with 1 to 3 year maturities; CMBS loans are typically 10 year fixed rate loans that Berkadia intends to hold for 3 to 6 months pending sale to a securitization vehicle. At December 31, 2012, $532,000,000 of such loans were outstanding, substantially all of which were Bridge loans.

At the end of 2012, Berkadia acquired Hendricks & Partners, a multifamily investment sales business. This business provides services related to the acquisition and disposition of multifamily real estate projects, including brokerage services, asset review, market research, financial analysis and due diligence support.

Berkadia is required under its servicing agreements to maintain certain minimum servicer ratings or qualifications from the rating agencies. A downgrade below a certain level may give rise to the right of a customer or trustee of a securitized transaction to terminate Berkadia as servicer. Berkadia currently maintains approvals or ratings from Moody's Investors Service, Fitch Ratings, Standard & Poor's and Dominion Bond Rating Services. These ratings currently exceed the minimum ratings required by the related servicing agreements. Ratings issued by the rating agencies can be withdrawn or lowered at any time. In addition, Fannie Mae and Freddie Mac retain broad discretion to terminate Berkadia as a seller/servicer without cause upon notice.

Jefferies

The Company owns 58,006,024 Jefferies common shares (approximately 28% of the Jefferies outstanding common shares) acquired for a total cost of $980,109,000. The Company's investment in Jefferies is classified as an investment in an associated company and is carried at fair value, which was $1,077,172,000 at December 31, 2012. Detailed financial and other information about Jefferies may be found on its website (www.jefferies.com).

In accordance with accounting principles generally accepted in the United States ("GAAP"), the Company is permitted to choose to measure many financial instruments and certain other items at fair value (the "fair value option") and to report unrealized gains and losses on items for which the fair value option is elected in earnings. The Company elected the fair value option to account for its investment in Jefferies rather than the equity method of accounting. Income (losses) related to associated companies includes unrealized gains (losses) resulting from changes in the fair value of Jefferies of $279,589,000, $(684,397,000) and $143,298,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

JHYH

During 2007, the Company and Jefferies formed JHYH and the Company invested $350,000,000. JHYH owns Jefferies High Yield Trading, LLC ("JHYT"), a registered broker-dealer that is engaged in the secondary sales and trading of high yield securities and special situation securities, including bank debt, post-reorganization equity, public and private equity, equity derivatives, credit default swaps and other financial instruments. JHYT makes markets in high yield and distressed securities and provides research coverage on these types of securities. JHYT does not invest or make markets in sub-prime residential mortgage securities.

Jefferies and the Company each have the right to nominate two of a total of four directors to JHYH's board, and each own 50% of the voting securities. The organizational documents also permit passive investors to invest up to $800,000,000 in JHYH. Jefferies also received additional JHYH securities entitling it to 20% of the profits. The voting and non-voting interests are entitled to a pro rata share of the balance of the profits of JHYH, and are mandatorily redeemable in 2013; however, subject to completion of the Jefferies Merger, the Company intends to contribute its investment to Jefferies capital. For the years ended December 31, 2012, 2011 and 2010, the Company recorded pre-tax income from this investment of $33,938,000, $11,211,000 and $20,053,000, respectively, under the equity method of accounting; at December 31, 2012, the Company's investment in JHYH was $351,835,000.

Linkem

The Company owns approximately 38% of the common shares of Linkem, a wireless broadband services provider in Italy, for an aggregate cash investment of $112,284,000. Linkem was established in 2001 to provide wireless broadband services to Italian consumers and in 2003 became the first national airport WiFi operator in Italy. Subsequently, Linkem expanded its wireless networks to provide WiFi services over wider coverage areas.

In 2008, Linkem acquired wireless spectrum licenses in the 3.5GHz band and launched Italy's first commercial 4G wireless service. Linkem's 4G service offers a variety of lower-cost options for broadband services on customer premises. Unlike the U.S. and most of Western Europe, Italy does not have a national cable television system; as a result, Italy's broadband penetration rate is among the lowest in Europe, and substantially all broadband services are provided using legacy copper telephone lines.

Linkem's wireless spectrum licenses can provide geographic coverage to all of Italy. Linkem has signed agreements with several large telecommunication companies for the use of their infrastructure, providing Linkem access to approximately 17,000 wireless towers throughout Italy. At December 31, 2012, Linkem's network includes over 1,000 wireless towers that can reach approximately 19 million people; Linkem has over 100,000 subscribers for its services. Linkem plans to increase its network coverage across Italy over the next few years as it adds subscribers; expansion and customer acquisition costs are expected to result in operating losses over the next few years. The Company accounts for Linkem under the equity method of accounting and at December 31, 2012, the net book value of the Company's investment was $86,424,000.

Garcadia

Garcadia is a joint venture between the Company and Garff Enterprises, Inc. ("Garff") pursuant to which Garcadia has acquired various automobile dealerships. The Garcadia joint venture agreement specifies that the Company and Garff shall have equal board representation and equal votes on all matters affecting Garcadia, and that all cash flows from Garcadia will be allocated 65% to the Company and 35% to Garff, with the exception of one dealership from which the Company receives 83% of all cash flows and another from which it receives 71% of all cash flows. Garcadia's strategy is to acquire automobile dealerships in secondary market locations meeting its specified return criteria. At December 31, 2012, Garcadia owned 18 dealerships comprised of domestic and foreign automobile makers. The Company has received cash distributions of fees and earnings aggregating $24,395,000, $10,382,000 and $8,778,000 for the years ended December 31, 2012, 2011 and 2010, respectively. In addition, the Company owns the land for certain dealerships and leases it to the dealerships for rent aggregating $6,021,000, $5,654,000 and $5,062,000 for the years ended December 31, 2012, 2011 and 2010, respectively. At December 31, 2012, the Company's investment in Garcadia (excluding the land) was classified as an investment in associated company with a carrying value of $82,425,000.

Inmet

Inmet is a Canadian-based global mining company traded on the Toronto Stock Exchange (Symbol: IMN). In August 2005, the Company sold to Inmet a 70% interest in Las Cruces, a Spanish company that holds the exploration and mineral rights to the Las Cruces copper deposit in the Pyrite Belt of Spain, in exchange for 5,600,000 common shares of Inmet. In November 2010, the Company sold to Inmet its remaining 30% equity interest in and subordinated sponsor loans to Las Cruces for aggregate consideration of $576,000,000. The purchase price was comprised of $150,000,000 of cash and 5,442,413 newly issued common shares of Inmet; the Company reported a gain on the sale of $383,369,000. At December 31, 2012, the Company owns a total of 11,042,413 Inmet common shares (approximately 15.9% of Inmet's outstanding common shares), which are reflected on the Company's consolidated balance sheet at market value of $823,757,000. The Inmet shares have registration rights and may be sold in accordance with applicable securities laws. Detailed financial and other information about Inmet may be found on its website (www.inmetmining.com).

Other

The Company beneficially owns equity interests representing more than 5% of the outstanding capital stock of each of the following domestic public companies at February 14, 2013 (determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934): Jefferies (28%), HomeFed (31.4%) and INTL FCStone Inc. (8.5%). In addition to the Company's equity interests in Inmet discussed above, the Company also owns a 7% equity interest in JZ Capital Partners Limited, a British company traded on the London Stock Exchange.

Item 1A. Risk Factors.

Our business is subject to a number of risks. You should carefully consider the following risk factors, together with all of the other information included or incorporated by reference in this Report, before you decide whether to purchase our common stock. The risks set out below are not the only risks we face. If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Future acquisitions and dispositions of our operations and investments are possible, changing the components of our assets and liabilities, and if unsuccessful could reduce the value of our common shares. Any future acquisitions or dispositions may result in significant changes in the composition of our assets and liabilities. Consequently, our financial condition, results of operations and the trading price of our common shares may be affected by factors different from those affecting our financial condition, results of operations and trading price at the present time.

The change of principal executive officers of Leucadia that will occur if the Jefferies Merger is consummated may cause Leucadia's investment results to be less successful than in the past. The Company has been dependent upon the services of its current principal executive officers, Ian M. Cumming and Joseph S. Steinberg, for more than 32 years. As a result of the Jefferies Merger, Richard B. Handler will become Chief Executive Officer and Brian P. Friedman will become President of the Company, while continuing their current positions as the principal executive officers of Jefferies after the Jefferies Merger is consummated. Leucadia's financial condition, results of operations and trading price of its shares may be adversely affected if future investments under the new leadership are not successful. For a discussion of additional risk factors related to the Company following completion of the Jefferies Merger, see Exhibit 99.1 filed herewith and incorporated herein.

We operate in a variety of industries and market sectors, all of which are very competitive and susceptible to economic downturns and have been adversely affected by recent economic conditions. The Company operates in industries that sell commodity products and services, including beef processing and manufacturing, which are very competitive with product pricing often being the most significant factor to customers. Certain industries have seen a consolidation of the customer base, which tends to increase competition and pricing pressure. In addition, starting in 2008, the recession and general economic conditions have adversely affected operating results in the manufacturing, gaming entertainment and domestic real estate segments, which is likely to continue until the economy fully recovers. The performance of these business units during this period has resulted in a lower valuation for these businesses, and a worsening of general economic or market conditions could result in a further deterioration in the values of our businesses or investments.

The prices and availability of key raw materials affects the profitability of our beef processing and manufacturing operations, and also impacts Sangart's ability to conduct its clinical trials. The supply and market price of cattle purchased by National Beef are dependent upon a variety of factors over which National Beef has no control, including fluctuations in the size of herds maintained by producers, the relative cost of feed and energy, weather and livestock diseases. Sangart has access to sufficient raw materials to conduct its clinical trials; however, it has not secured commitments for sufficient raw materials for a commercial launch, which would also require additional investments in manufacturing capacity. The cost of polypropylene, the principal raw material used by Conwed Plastics, has increased by approximately 38% over the last three years, a continuing trend that started in 2002. The price of polypropylene has historically fluctuated with the price of oil and natural gas but growing economies in China and India have resulted in increased demand and impacted prices. Although the Company's operating subsidiaries are not currently experiencing any shortage of raw materials, if the subsidiaries experience shortages, revenues and profitability could decline.

Outbreaks of disease affecting livestock can adversely affect the supply of cattle and the demand for National Beef's products. National Beef is subject to risks relating to animal health and disease control. An outbreak of disease affecting livestock (such as foot-and-mouth disease or bovine spongiform encephalopathy ("BSE"), commonly referred to as mad cow disease) could result in restrictions on sales of products, restrictions on purchases of livestock from suppliers or widespread destruction of cattle. The discovery of BSE in the past caused certain countries to restrict or prohibit the importation of beef products. Outbreaks of diseases, or the perception by the public that an outbreak has occurred, or other concerns regarding diseases, can lead to inadequate supply, cancellation of orders by customers and create adverse publicity, any of which can have a significant negative impact on consumer demand and, as a result, on the Company's consolidated financial position, cash flows and results of operations.

If National Beef's products or products made by others using its products become contaminated or are alleged to be contaminated, National Beef may be subject to product liability claims that could adversely affect its business. National Beef may be subject to significant liability in excess of insurance policy limits if its products or products made by others using its products causes injury, illness or death. In addition, National Beef could recall or be required to recall products that are, or are alleged to be, contaminated, spoiled or inappropriately labeled. Organisms producing food borne illnesses (such as *E. coli*) could be present in National Beef's products and result in illness or death if they are not eliminated through further processing or cooking. Contamination of National Beef's or its competitors' products may create adverse publicity or cause consumers to lose confidence in the safety and quality of beef products. Allegations of product contamination may also be harmful even if they are untrue or result from third-party tampering. Any of these events may increase costs or decrease demand for beef products, any of which could have a significant adverse effect on the Company's consolidated financial condition, cash flows and results of operations.

National Beef generally does not enter into long-term contracts with customers; as a result the volumes and prices at which beef products are sold are subject to market forces. National Beef's customers generally place orders for products on an as-needed basis and, as a result, their order levels have varied from period to period in the past and may vary significantly in the future. The loss of one or more significant customers, a significant decline in the volume of orders from customers or a significant decrease in beef product prices for a sustained period of time could negatively impact cash flows and results of operations.

National Beef's international operations expose it to political and economic risks in foreign countries, as well as to risks related to currency fluctuations. Approximately 12% of National Beef's annual sales are export sales, primarily to Mexico, Japan, South Korea, Canada, China (for hides), Hong Kong, Egypt, and Taiwan, and on average these sales have a higher margin than domestic sales of similar products. A reduction in international sales could adversely affect revenues and margins. Risks associated with international activities include inflation or deflation and changes in foreign currency exchange rates, including changes in currency exchange rates of other countries that may export beef products in competition with National Beef; the closing of borders by foreign countries to product imports due to disease or other perceived health or food safety issues; exchange controls; changes in tariffs; changes in political or economic conditions; trade restrictions and changes in regulatory requirements. The occurrence of any of these events could increase costs, lower demand for products or limit operations, which could have a significant adverse effect on cash flows, results of operations and future prospects.

National Beef incurs substantial costs to comply with environmental regulations and could incur additional costs as a result of new regulations or compliance failures that result in civil or criminal penalties, liability for damages and negative publicity. National Beef's operations are subject to extensive and increasingly stringent environmental regulations administered by the EPA and state, local and other authorities with regards to water usage, wastewater and storm water discharge, air emissions and odor, and waste management and disposal. Failure to comply with these laws and regulations could have serious consequences, including criminal, civil and administrative penalties and negative publicity. In addition, National Beef incurs and will continue to incur significant capital and operating expenditures to comply with existing and new or more stringent regulations and requirements. All of National Beef's processing facilities procure wastewater treatment services from municipal or other regional governmental agencies that are in turn subject to environmental laws and permit limits regarding their water discharges. As permit limits are becoming more stringent, upgrades and capital improvements to these municipal treatment facilities are likely. In locations where National Beef is a significant volume discharger, it could be asked to contribute toward the costs of such upgrades or to pay significantly increased water or sewer charges to recoup such upgrade costs. National Beef may also be required to undertake upgrades and make capital improvements to its own wastewater pretreatment facilities, the cost of which could be significant. Compliance with environmental regulations has had and will continue to have a significant impact on National Beef's cash flows, margins and profitability. In addition, under most environmental laws, most notably the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and analogous state laws, National Beef could be held liable for the cost to investigate or remediate any contamination at properties it owns or operates, or as to which it arranges for the disposal or treatment of hazardous substances, as such liability is imposed without regard to fault.

Failure to replace Walmart's case ready business would have a significant adverse effect on National Beef's sales and profitability. Sales to Walmart represented approximately 10% of National Beef's total net sales during its last fiscal year. National Beef has been notified by Walmart that it intends to discontinue using National Beef as a provider of its case-ready products in 2013. Total case-ready revenues were approximately 7% of National Beef consolidated revenues during 2012, but as a value-added product, case-ready products have historically constituted a higher percentage of National Beef's gross margin. Since 2008, case-ready products have represented from 10% to 26% of National Beef's total gross margin, and were at the higher end of that range in 2012 due, in part, to reduced gross margin from other National Beef products. National Beef is currently pursuing replacement business for its case-ready facilities; however, it may not be able to fully replace the operating cash flow generated by these facilities in the near future, if at all.

National Beef is subject to extensive governmental regulation and noncompliance with or changes in applicable requirements could adversely affect its business, financial condition, cash flows and results of operations. National Beef's operations are subject to extensive regulation and oversight by the USDA, including its FSIS and GIPSA agencies, the FDA, and other federal, state, local and foreign authorities regarding the processing, packaging, storage, safety, distribution, advertising and labeling of its products. Recently, food safety practices and procedures in the meat processing industry have been subject to more intense scrutiny and oversight by the USDA. National Beef is also subject to a variety of immigration, labor and worker safety laws and regulations, including those relating to the hiring and retention of employees. Failure to comply with existing or new laws and regulations could result in administrative penalties and injunctive relief, civil remedies, fines, interruption of operations, recalls of products or seizures of properties, potential criminal sanctions and personal injury or other damage claims. These remedies, changes in the applicable laws and regulations or discovery of currently unknown conditions could increase costs, limit business operations and reduce profitability.

National Beef's performance depends on favorable labor relations with its employees, in particular employees represented by collective bargaining agreements. A substantial number of National Beef's employees are covered by collective bargaining agreements. A labor-related work stoppage by unionized employees, or employees who become unionized in the future, could limit National Beef's ability to process and ship products or could increase costs. Any significant increase in labor costs, deterioration of employee relations, slowdowns or work stoppages at any of National Beef's locations, whether due to union activities, employee turnover or otherwise, could have a material adverse effect on the Company's financial condition, cash flows and results of operations.

Declines in the U.S. housing market have reduced revenues and profitability of our manufacturing businesses and may continue to do so. Our manufacturing operations, in particular Idaho Timber, have generated significant revenues when the U.S. housing market was strong. The weak U.S. housing market during the last few years has resulted in fewer new housing starts, which has adversely impacted revenues and profitability at Idaho Timber and Conwed Plastics. Idaho Timber does not expect to return to prior levels of profitability until the U.S. housing market recovers.

The Hard Rock Biloxi is dependent upon patronage of persons living in the Gulf Coast region. The Hard Rock Biloxi primarily seeks to attract patrons from its local geographic area. Downturns in local and regional economic conditions, an increase in competition in the surrounding area and interruptions caused by hurricanes could negatively impact operating results.

We may not be able to insure certain risks economically. We cannot be certain that we will be able to insure all risks that we desire to insure economically or that all of our insurers or reinsurers will be financially viable if we make a claim. If an uninsured loss or a loss in excess of insured limits should occur, or if the Company is required to pay a deductible for an insured loss, results of operations could be adversely affected. Premier has been severely damaged by hurricanes in the past, and it is possible that storms could cause significant damage in the future. Damages from storms could result in Premier closing its facility to make repairs, resulting in lost business and adversely affecting results of operations.

Increases in mortgage interest rate levels, the lack of available consumer credit and the depressed real estate market have reduced and may continue to reduce consumer demand for certain of our real estate development projects and result in impairment charges. Due to current depressed economic conditions in the national real estate market, most of the Company's real estate development projects are not being marketed for sale. If the Company begins to market its development projects in the future, the ability to successfully attract customers will be highly dependent upon consumers' ability to finance real estate purchases with affordable loans. If the Company is unable to realize its projected cash flows for its development projects, impairment charges are likely.

Sangart is subject to extensive government regulation, cannot generate any revenue without regulatory approval of its products and is also subject to all of the risks inherent in establishing a new business. Although funds invested in Sangart are generally expensed by Sangart when spent, the Company cannot be assured that it will ever receive a return on its investment due to the risky nature of Sangart's development activities. Clinical trials of Sangart's product candidates are not complete, the products have not been approved for sale by regulatory authorities and there is a risk that its products may never prove effective or be approved.

Sangart's success depends on its ability to obtain, maintain, renew and defend patent protection for its products and technologies, preserve trade secrets and operate without infringing on the intellectual property rights of others. The patent positions of biopharmaceutical companies, such as Sangart, are generally uncertain and involve complex legal and factual questions. If Sangart's intellectual property positions are challenged, invalidated, circumvented or expire, or if Sangart fails to maintain or renew its third-party intellectual property licenses in good standing, its ability to successfully bring MP4 products to market would be adversely affected, it could incur monetary liabilities or be required to cease using the technology or product in dispute.

Sangart will require significant additional funding for product development and clinical trial activities prior to regulatory approval and commercial launch; the source of such funding has not been identified. In recent years, substantially all of the funding needed for Sangart's development has come from the Company. Significant additional funding will be needed prior to regulatory approval and commercial launch; the Company is not committed to provide such funding and Sangart is currently exploring potential external sources of funding and support. Sangart has had discussions with third-party investors; however, no agreements have been reached and if such agreements are entered into it would likely result in significant dilution or outright sale of the Company's interest. If Sangart is not provided with additional funds from either the Company or other sources when needed, it is unlikely that the Company will ever realize any significant return of its invested capital.

The Company has incurred costs to investigate and evaluate the development of a number of large scale energy projects; however, development of these projects is subject to obtaining significant third-party debt and equity financing, regulatory approvals, the procurement of purchase commitments for long-term supplies of feedstock and securing long-term commitments from purchasers of the output. Although the Company has spent significant amounts investigating large scale energy projects, it will not be able to develop these projects without financing from other sources, various regulatory approvals and commitments from third-parties. The timing of the commencement of construction of any project is also dependent upon the receipt of financing and regulatory approvals. If the Company is unable to obtain such financing, approvals or commitments, or alternatively is unable to monetize a partly or fully permitted project, it will not be able to recover its investment.

If Berkadia does not maintain certain specified ratings from the credit rating agencies it could lose its mortgage servicing rights. Berkadia is required to maintain specified servicer ratings from the credit rating agencies, and failure to do so would give its customers the right to terminate their mortgage servicing agreements. If mortgage servicing agreements were terminated as a result of a servicer ratings downgrade, the Company could lose its entire equity investment.

When Berkadia originates loans for Fannie Mae, it is often required to share in the losses on such loans, which could be in excess of reserved amounts. Berkadia carries a reserve on its balance sheet for contingent losses on loans originated for Fannie Mae that have loss sharing requirements. If actual losses exceed amounts reserved, Berkadia's profitability and cash flows will be reduced.

The loss of or changes in Berkadia's relationships with U.S. Government-Sponsored Enterprises and federal agencies would have an adverse effect on Berkadia's business. Berkadia's failure to comply with the applicable

U.S. Government-Sponsored Enterprise or agency may result in its termination as an approved seller/servicer, mortgagee or issuer. The loss of any such status could have a significant adverse impact on Berkadia's results of operations, could result in a loss of similar approvals from other U.S. Government-Sponsored Enterprises or federal agencies and could have other adverse consequences to the business. Fannie Mae and Freddie Mac retain broad discretion to terminate Berkadia as a seller/servicer without cause upon notice.

Changes in existing government-sponsored and federal mortgage programs could negatively affect Berkadia's business. Berkadia's ability to generate income through mortgage sales to institutional investors depends in part on programs sponsored by Fannie Mae, Freddie Mac and the FHA, which purchase such loans from Berkadia and/or facilitate the issuance of mortgage-backed securities in the secondary market. The federal government has announced that the continuation of these programs is under review, and that any or all of the government agency programs could be substantially modified or eliminated in the future. Any discontinuation of, or significant reduction or change in, the operation of those programs would have an adverse effect on Berkadia's loan origination and servicing business and results of operations.

Berkadia's special servicing and fee-for-service businesses may be terminated on short notice. Special servicing for each CMBS transaction is usually controlled by the subordinated bond holder class of the securitization. The owners of the subordinated bonds may change from time to time, and subordinated bond holders may replace Berkadia with a different special servicer. Fee-for-service customers are permitted to terminate Berkadia on short notice, usually 30 days. If Berkadia loses special servicing rights or is terminated by fee-for-service customers, it would negatively impact Berkadia's results of operations and cash flows.

CMBS loan and Bridge loan programs will expose Berkadia to credit and interest rate risk that it is not subject to with its government agency lending programs. Unlike its government agency lending programs, Berkadia cannot be assured it will be able to sell CMBS and Bridge loans at par value to a third-party without any exposure to credit or interest rate risk. If for any reason Berkadia is unable to sell a CMBS loan into the securitization market or if a borrower is unable to refinance a Bridge loan, Berkadia will retain all risks associated with such loan for as long as it owns the loan. Berkadia may be forced to foreclose on defaulted loans and suffer a loss, or to sell loans to a third party at a discount, either of which would reduce Berkadia's profitability and cash flows.

If Berkadia suffered significant losses and was unable to repay its commercial paper borrowings, the Company would be exposed to loss pursuant to a reimbursement obligation to Berkshire Hathaway. Berkadia obtains funds generated by commercial paper sales of an affiliate of Berkadia. All of the proceeds from the commercial paper sales are used by Berkadia to fund new mortgage loans, servicer advances, investments and other working capital requirements. Repayment of the commercial paper is supported by a $2,500,000,000 surety policy issued by a Berkshire Hathaway insurance subsidiary and corporate guaranty, and the Company has agreed to reimburse Berkshire Hathaway for one-half of any losses incurred thereunder. If Berkadia suffers significant losses and is unable to repay its commercial paper borrowings, the Company would suffer losses to the extent of its reimbursement obligation to Berkshire Hathaway. As of December 31, 2012, the aggregate amount of commercial paper outstanding was $2,470,000,000.

Berkadia's business is significantly affected by general economic conditions, particularly in the commercial real estate industry, and could be harmed in the event of a continued economic slowdown, prolonged recession or other market downturn or disruption. Berkadia's business and earnings are sensitive to changes in government policies and regulations, changes in interest rates, inflation, deflation, oversupply of real estate properties, fluctuations in the real estate and debt capital markets and developments in national and local economies. Unfavorable economic conditions could have an adverse effect on Berkadia's business, including decreasing the demand for new loans and the servicing of loans originated by third parties.

The Company has a substantial investment in Jefferies, an investment banking and securities firm whose operating results are greatly affected by the economy and financial markets. Turmoil in the equity and credit markets had an adverse effect on the volume and size of transactions Jefferies executes for its customers, resulting in reduced revenues and profitability in its investment banking, asset management and trading activities, as well as losses in its principal trading activities. Future declines in Jefferies' operating results caused by these or other conditions could adversely affect the value of the Company's investment.

New financial legislation could affect the value of the Company's investment in Jefferies. Recently adopted legislation in the U.S. will result in more comprehensive regulation of the financial services industry. Such regulation could have an adverse impact on the market value of the Company's investment in Jefferies. Jefferies is also subject to certain specific risks which could impact the value of the Company's investment; these risks are disclosed in Jefferies' filings with the SEC.

The Company has a substantial investment in Inmet, which is engaged in the mining of base metals (principally copper), the prices of which have been volatile and can reduce the value of the Company's investment. The value of the Company's investment in Inmet rises and falls with the changes in the underlying base metal prices. In addition, mining operations are often subject to delay and regulatory scrutiny, which can increase costs or delay bringing mines into full production. Pricing changes and mining delays have a direct impact on the value of the Company's investment in Inmet, and could adversely impact results of operations and equity.

Garcadia's business is dependent, in part, upon revenue from new and used car sales at its dealerships, and declines in revenues due to industry or other factors could result in reduced profitability, reduced cash flows and/or impairment charges. Garcadia has recorded impairment charges in the past, principally for goodwill and other intangible assets, and if the automobile industry experiences a downturn in the future additional impairment charges are likely. In addition, reduced revenues would result in reduced profitability and cash flows for the Company.

From time to time the Company may invest in illiquid securities that are subject to standstill agreements or are otherwise restricted. From time to time the Company may invest in securities that are subject to restrictions which prohibit the Company from selling the subject securities for a period of time. Although the Company is not a party to any such agreement currently, except for its investment in Jefferies, should the Company enter into these agreements in the future and need to generate liquidity quickly, such agreements would limit the Company's ability to dispose of the underlying investment while the agreement is effective.

The Company has significant investments in publicly traded securities and changes in the market prices of these securities, particularly during times of increased volatility in security prices, can have a significant impact on the Company's investment portfolio, equity and, for certain investments, on results of operations. The Company has significant investments in publicly traded securities, principally Jefferies and Inmet, and in JHYH, an operating business that typically owns publicly traded securities. Changes in the market values of publicly traded available for sale securities, such as Inmet, are reflected in other comprehensive income (loss) and equity but not in the consolidated statements of operations. However, changes in the market value of Jefferies, for which the Company has elected the fair value option, declines in the fair values of equity securities that the Company deems to be other than temporary, and declines in the fair values of debt securities related to credit losses are reflected in the consolidated statements of operations and equity. The Company's investment in JHYH is accounted for on the equity method of accounting for which the Company records its share of JHYH's profits or losses in its consolidated statements of operations. To the extent that JHYH owns public securities, with changes in market values reflected in its earnings, this increases the Company's exposure to volatility in the public securities markets. Global securities markets have been highly volatile, and continued volatility may have a significant negative impact on the Company's consolidated financial position and results of operations.

Changes in government tax policies in foreign or domestic jurisdictions where the Company has investments could have an adverse impact on the value of those investments. The Company has significant investments in both domestic and foreign businesses, where local and national government tax policies in the jurisdictions where those businesses operate could have an adverse impact on the value of those investments. Government budget deficits may result in legislation to increase or add new taxes on businesses, in particular the domestic financial services and foreign mining sectors. The Company has equity investments and/or loans to businesses operating in those sectors, and the announcement of unfavorable taxation policy or regulation for those businesses has had and could continue to have an adverse impact on the values of those investments, and reduce cash flows to the Company.

Recent economic conditions have adversely affected most of the Company's operations and investments. A worsening of current economic conditions could cause a decline in estimated future cash flows expected to be generated by certain of the Company's operations and investments, potentially resulting in impairment charges for long-lived assets. Certain of the Company's operating businesses and investments have significant investments in long-lived assets, in particular beef processing, manufacturing and gaming entertainment. Recent economic conditions have resulted in declining revenues for certain of these operations and their property and equipment is not being fully utilized. As required, the Company has reviewed certain of these assets and investments for potential impairment, and except as otherwise disclosed has not concluded that the book values of these long-lived assets are not recoverable. If the operating revenues of these businesses deteriorate in the future, and/or the Company lowers its estimates of future cash flows, impairment charges might have to be recorded.

We could experience significant increases in operating costs and reduced profitability due to competition for skilled management and staff employees in our operating businesses. The Company competes with many other entities for skilled management and staff employees, including entities that operate in different market sectors than the Company. Costs to recruit and retain adequate personnel could adversely affect results of operations.

Extreme weather, loss of electrical power or other forces beyond our control could negatively impact our business. Natural disasters, fire, terrorism, pandemic or extreme weather, including droughts, floods, excessive cold or heat, hurricanes or other storms, could interfere with our operating businesses due to power outages, fuel shortages, water shortages, damage to facilities or disruption of transportation channels, among other things. Any of these factors, as well as disruptions to information systems, could have an adverse effect on financial results.

We rely on the security of our information technology systems and those of our third party providers to protect our proprietary information and information of our customers. Some of our businesses involve the storage and transmission of customers' personal information, consumer preferences and credit card information. While we believe that we have implemented protective measures to effectively secure information and prevent security breaches, our information technology systems may be vulnerable to unauthorized access, computer hacking, computer viruses or other unauthorized attempts by third parties to access the proprietary information of our customers. Information technology breaches and failures could disrupt our ability to function in the normal course of business resulting in lost revenue, the disclosure or modification of sensitive or confidential information and the incurrence of remediation costs, resulting in legal and financial exposure. Moreover, loss of confidential customer identification information could harm our reputation and subject us to liability under laws that protect confidential personal data, resulting in increased costs or loss of revenues.

From time to time we are subject to litigation, for which we may be unable to accurately assess our level of exposure and which if adversely determined, may have a significant adverse effect on our consolidated financial condition or results of operations. The Company and its subsidiaries are or may become parties to legal proceedings that are considered to be either ordinary, routine litigation incidental to their business or not significant to the Company's consolidated financial position or liquidity. Although the Company's current assessment is that, other than as disclosed in this Report, there is no pending litigation that could have a significant adverse impact, if the Company's assessment proves to be in error, then the outcome of litigation could have a significant impact on the Company's financial statements.

We may not be able to generate sufficient taxable income to fully realize our deferred tax asset, which would also have to be reduced if U.S. federal income tax rates are lowered. At December 31, 2012, we have recognized a net deferred tax asset of $1,214,615,000. If we are unable to generate sufficient taxable income, we will not be able to fully realize the recorded amount of the net deferred tax asset. If we are unable to generate sufficient taxable income prior to the expiration of our NOLs, the NOLs would expire unused. The Company's projections of future taxable income required to fully realize the recorded amount of the net deferred tax asset reflect numerous assumptions about our operating businesses and investments, and are subject to change as conditions change specific to our business units, investments or general economic conditions. Changes that are adverse to the Company could result in the need to increase the deferred tax asset valuation allowance resulting in a charge to results of operations and a decrease to total stockholders' equity. In addition, if U.S. federal income tax rates are lowered, the Company would be required to reduce its net deferred tax asset with a corresponding reduction to earnings during the period.

In connection with the Jefferies Merger, the Company has indicated its intention to continue to pay dividends at the annual rate of $0.25 per common share, but on a quarterly basis following closing of the Jefferies Merger. The payment of dividends in the future is subject to the discretion of the Board of Directors and will depend upon general business conditions, legal and contractual restrictions on the payment of dividends and other factors that the Board of Directors may deem to be relevant.

Our common shares are subject to transfer restrictions. We and certain of our subsidiaries have significant NOLs and other tax attributes, the amount and availability of which are subject to certain qualifications, limitations and uncertainties. In order to reduce the possibility that certain changes in ownership could result in limitations on the use of the tax attributes, our certificate of incorporation contains provisions that generally restrict the ability of a person or entity from acquiring ownership (including through attribution under the tax law) of 5% or more of our common shares and the ability of persons or entities now owning 5% or more of our common shares from acquiring additional common shares. The restriction will remain until the earliest of (a) December 31, 2024, (b) the repeal of Section 382 of the Internal Revenue Code (or any comparable successor provision) and (c) the beginning of a taxable year to which these tax benefits may no longer be carried forward. The restriction may be waived by our Board of Directors on a case by case basis. Shareholders are advised to carefully monitor their ownership of our common shares and consult their own legal advisors and/or us to determine whether their ownership of our common shares approaches the proscribed level.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties.

National Beef's processing facilities, which are the principal properties used in its business, are described in Item 1 of this Report. National Beef also leases corporate office space in Kansas City, Missouri (26,400 square feet) for its headquarters facility.

Idaho Timber's plants and sawmills, which are the principal properties used in its business are described in Item 1 of this Report. Premier's Hard Rock Hotel & Casino facility is described in Item 1 of this Report. Real estate investments that are part of the Company's Domestic Real Estate segment are described in Item 1 of this Report.

Through its various subsidiaries, the Company owns and utilizes facilities in Salt Lake City, Utah for corporate office space and other activities (totaling approximately 31,100 square feet). Subsidiaries of the Company own facilities primarily used for plastics manufacturing located in Georgia, Virginia and Genk, Belgium (totaling approximately 457,300 square feet), and facilities and land in California, Oregon and Washington used for winery operations (totaling approximately 259,700 square feet and 1,543 acres, respectively).

The Company and its subsidiaries lease numerous manufacturing, warehousing, office and headquarters facilities. The facilities vary in size and have leases expiring at various times, subject, in certain instances, to renewal options. A subsidiary of the Company also leases space in New York, New York for corporate and other activities (approximately 32,600 square feet). See Note 22 of the Notes to Consolidated Financial Statements.

Item 3. Legal Proceedings.

Seven putative class action lawsuits challenging the Jefferies Merger have been filed on behalf of a putative class consisting of Jefferies stockholders. Three were filed in the Supreme Court of the State of New York: (1) Howard Lasker IRA v. Jefferies Group, Inc. et al. (Index No. 653924/2012), filed on November 14, 2012 in New York County; (2) Lowinger v. Leucadia National Corp. et al. (Index No. 653958/2012), filed on November 15, 2012 in New York County; and (3) Jiannaras v. Jefferies Group, Inc., et al. (Index No. 702866/2012), filed on November 16, 2012 in Queens County. Four were filed in the Court of Chancery of the State of Delaware: (1) Oklahoma Firefighters Pension & Retirement System v. Handler et al. (C.A. No. 8054-CS), filed on November 21, 2012; (2) Laborers' District Council Pension and Disability Trust Fund No. 2 et al. v. Campbell et al. (C.A. No. 8059-CS), filed on November 26, 2012; (3) Genesee County Employees' Retirement System v. Handler et al. (C.A. No. 8096-CS), filed on December 11, 2012; and (4) Gelfand v. Handler et al. (C.A. No. 8228-CS), filed on January 17, 2013 (collectively, the "Actions"). Each of the Actions names Leucadia, Jefferies, and the directors of Jefferies, including Ian M. Cumming and Joseph S. Steinberg, among others, as defendants.

Each Action is brought by a purported holder or holders of Jefferies common stock, both individually and on behalf of a putative class of Jefferies stockholders. The Actions generally allege, among other things, that the directors of Jefferies breached their fiduciary duties to Jefferies stockholders by engaging in a flawed process for selling the company and agreeing to sell Jefferies for inadequate consideration pursuant to a merger agreement that contains improper deal protection terms. The Actions also allege that Jefferies and Leucadia aided and abetted the Jefferies directors' breach of fiduciary duties. Certain of the actions further allege that Messrs. Handler, Friedman, Cumming, Steinberg and Leucadia represent controlling shareholders of Jefferies and failed to fulfill their fiduciary duties in connection with the proposed transaction. The Actions seek, among other things, equitable relief and unspecified monetary damages.

New York Actions: On December 20, 2012, the plaintiff in the Lasker action filed an amended complaint adding allegations, among other things, that the defendants failed to disclose material facts regarding the proposed transactions to Jefferies stockholders. The Lasker plaintiff filed contemporaneously with its amended complaint a motion for expedited discovery. In January 2013, the New York actions were consolidated under the caption Howard Lasker IRA et al. v. Jefferies Group Inc., et al. (Index No. 653924/2012), in New York County. On January 7, 2013, the defendants moved to dismiss or stay the New York actions in favor of the litigation pending in Delaware and opposed the New York plaintiffs' motion for expedited discovery. On January 14, 2013, the court denied the defendants' motion to dismiss or stay.

Delaware Actions: On December 18, 2012, the plaintiff in the Genesee County action filed an amended complaint adding allegations, among other things, that the defendants failed to fully disclose to Jefferies stockholders all material information necessary to make an informed decision regarding the proposed transactions. On December 19, 2012, the Genesee County plaintiff filed a motion for preliminary injunction and expedited discovery. On January 24, 2013, the defendants filed a motion to dismiss or stay the Delaware actions. On January 25, 2013, the Delaware plaintiffs filed a stipulation and proposed order of consolidation and appointment of co-lead counsel that would consolidate the Delaware actions and appoint each plaintiff's counsel as co-lead counsel. On January 29, 2013, the court so ordered the stipulation of consolidation and appointment of co-lead counsel. The same day, counsel for the Genesee County and Gelfand plaintiffs filed a letter with the court withdrawing their motion for expedited discovery. On February 13, 2013, the Court granted provisionally the defendants' motion to stay the consolidated Delaware action through the expiration of certain proceedings in the New York action.

The defendants intend to vigorously defend both the New York and Delaware Actions.

As previously reported, the Company and certain of its subsidiaries and officers are named as defendants in a consumer class action captioned Sykes v. Mel Harris & Associates, LLC, et al., 09 Civ. 8486 (DC), in the United States District Court for the Southern District of New York (the "Sykes action"). The named defendants include the Mel Harris law firm, certain individuals and members associated with the law firm, and a process server, Samserv, Inc. and certain of its employees. The action arises out of the law firm's obtaining default judgments against approximately 124,000 individuals in New York City Civil Court with respect to consumer debt purchased by subsidiaries of the Company. The Company asserts that it was an investor with respect to the subject purchased consumer debt and was regularly informed of the amounts received from debt collections, but otherwise had no involvement in any alleged illegal debt collection activities.

As also previously reported, the complaint alleges that the defendants fraudulently obtained the default judgments in violation of the Fair Debt Collection Practices Act, the Racketeer Influenced and Corrupt Organizations Act, the New York General Business Law and the New York Judiciary Law (alleged only as to the law firm) and seeks injunctive relief, declaratory relief and damages on behalf of the named plaintiffs and others similarly situated. Defendants' motions to dismiss were denied in part (including as to the claims made against the Company and its subsidiaries) and granted in part (including as to certain of the claims made against the Company's officers) (the "Dismissal Decision"). In September 2012, the Court granted plaintiffs' motion to certify the following classes: (i) a class under Federal Rule of Civil Procedure 23(b)(2) with respect to injunctive and declaratory relief comprised of all persons who have been or will be sued by the Mel Harris law firm in actions commenced in New York Civil Court where a default judgment has been or will be sought in connection with this debt collection activity and (ii) a class under Federal Rule of Civil Procedure 23(b)(3) with respect to liability comprised of all persons against whom a default judgment has been entered in New York Civil Court in connection with this debt collection activity (the "Certification Decision"). Neither the Dismissal Decision nor the Certification Decision addresses the ultimate merits of the case.

At a November 2012 status conference, the parties advised the Court of their intention to attempt to resolve the dispute through mediation. Those efforts have not been successful to date and the parties have so advised the Court. The Company intends to seek an appeal of the Certification Decision to the United States Court of Appeals for the Second Circuit. Because an appeal of the Certification Decision at this time (short of a full judgment on the merits) is discretionary, there can be no assurance that the Second Circuit will agree to hear this appeal. If the Second Circuit rejects this appeal, the Company will continue to defend the case vigorously on the merits.

Determinations of both the probability and the estimated amount of loss or potential loss are judgments made in the context of developments in the litigation. The Company reviews these developments regularly with its outside counsel. Because the Company has determined that it would be willing to resolve this matter with plaintiffs for $20,000,000, it has accrued a litigation reserve for this contingency in that amount. In arriving at this reserve amount, the Company considered a number of factors, including that (i) while the damages sought are indeterminate, payment of this reserved amount would not resolve the case at this time, (ii) there is uncertainty as to the outcome of pending proceedings (including motions and appeals respecting class certification), (iii) there are significant factual issues to be determined or resolved, (iv) relevant law is unsettled and untested legal theories are presented, (v) the Company has numerous defenses to the plaintiffs' claims, (vi) there are no adverse rulings by the Court on the merits of plaintiffs' claims and (vii) several important litigation milestones, such as the completion of discovery and the filing of summary judgment motions, have not yet occurred.

The Company also notes that the plaintiffs in the action – the class members certified under Federal Rule of Civil Procedure 23(b)(3) – have alleged certain categories of damages under each of the statutes underlying their claims. These damages include (i) statutory damages, which are capped under the Fair Debt Collection Practices Act at $500,000 for the class, and (ii) actual damages. While not fully described in the complaint, it appears that plaintiffs' claim for actual damages includes not only incidental costs incurred in connection with the default judgments (including, for example, subway fares to the courthouse and bank fees), costs relating to emotional distress and costs related to reputational damage allegedly arising as a result of the long-term effects of the default judgments, but also the full amount of the debt that class members paid (whether owed or not) following entry of the default judgments. The amount of debt collected to date totals approximately $90,000,000. If the plaintiffs are successful in proving their claims and in proving actual damages, plaintiffs' damages may be subject to prejudgment interest and trebling under the Racketeer Influenced and Corrupt Organizations Act.

The Company and its subsidiaries are parties to other legal proceedings that are considered to be either ordinary, routine litigation incidental to their business or not significant to the Company's consolidated financial position. The Company does not believe that any of these actions will have a significant adverse effect on its consolidated financial position or liquidity, but any amounts paid could be significant to results of operations for the period.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The common shares of the Company are traded on the NYSE under the symbol LUK. The following table sets forth, for the calendar periods indicated, the high and low sales price per common share on the consolidated transaction reporting system, as reported by the Bloomberg Professional Service provided by Bloomberg L.P.

	Common Share	
	High	Low
2011		
First Quarter	$37.61	$29.77
Second Quarter	39.02	32.11
Third Quarter	35.85	22.68
Fourth Quarter	28.61	20.42
2012		
First Quarter	$29.72	$23.89
Second Quarter	25.99	19.84
Third Quarter	23.91	20.56
Fourth Quarter	24.26	20.48
2013		
First Quarter (through February 14, 2013)	$27.57	$23.81

As of February 14, 2013, there were approximately 2,023 record holders of the common shares.

The Company paid cash dividends of $0.25 per common share annually in 2012, 2011 and 2010. In connection with the Jefferies Merger, the Company has indicated its intention to continue to pay dividends at the annual rate of $0.25 per common share, but on a quarterly basis following closing of the Jefferies Merger. The payment of dividends in the future is subject to the discretion of the Board of Directors and will depend upon general business conditions, legal and contractual restrictions on the payment of dividends and other factors that the Board of Directors may deem to be relevant.

Certain subsidiaries of the Company have significant NOLs and other tax attributes, the amount and availability of which are subject to certain qualifications, limitations and uncertainties. In order to reduce the possibility that certain changes in ownership could result in limitations on the use of the Company's tax attributes, the Company's certificate of incorporation contains provisions which generally restrict the ability of a person or entity from acquiring ownership (including through attribution under the tax law) of five percent or more of the common shares and the ability of persons or entities now owning five percent or more of the common shares from acquiring additional common shares. The restrictions will remain in effect until the earliest of (a) December 31, 2024, (b) the repeal of Section 382 of the Internal Revenue Code (or any comparable successor provision) or (c) the beginning of a taxable year to which these tax benefits may no longer be carried forward.

The Company did not purchase any of its common shares during the fourth quarter of 2012.

The Board of Directors from time to time has authorized acquisitions of the Company's common shares. At December 31, 2012, the Company is authorized to purchase 25,000,000 common shares.

There were no unregistered sales of equity securities during the period covered by this Report.

Stockholder Return Performance Graph

Set forth below is a graph comparing the cumulative total stockholder return on our common shares against the cumulative total return of the Standard & Poor's 500 Stock Index and the Standard & Poor's 1500 Industrial Conglomerates Index for the period commencing December 31, 2007 to December 31, 2012. Index data was furnished by Standard & Poor's Capital IQ. The graph assumes that $100 was invested on December 31, 2007 in each of our common stock, the S&P 500 Index, and the S&P 1500 Industrial Conglomerates Index and that all dividends were reinvested.


Comparison of Cumulative Five Year Total Return
$150
$100
$50
$0
2007
2008
2009
2010
2011
2012
Leucadia National Corporation
S&P 500 Index
S&P 1500 Industrial Conglomerates

Item 6. Selected Financial Data.

The following selected financial data have been summarized from the Company's consolidated financial statements and are qualified in their entirety by reference to, and should be read in conjunction with, such consolidated financial statements and Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations of this Report.

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(In thousands, except per share amounts)				
SELECTED INCOME STATEMENT DATA: (a)					
Revenues and other income (b)	**$9,193,689**	$1,434,622	$ 1,203,444	$ 514,749	$ 490,540
Expenses	**8,227,169**	757,167	820,504	802,641	862,046
Income (loss) from continuing operations before income taxes and income (losses) related to associated companies	**966,520**	677,455	382,940	(287,892)	(371,506)
Income tax provision (benefit) (c)	**376,494**	270,316	(1,136,968)	7,200	1,672,313
Income (loss) from continuing operations before income (losses) related to associated companies	**590,026**	407,139	1,519,908	(295,092)	(2,043,819)
Income (losses) related to associated companies, net of taxes	**276,279**	(394,041)	380,766	780,236	(539,068)
Income (loss) from continuing operations (c)	**866,305**	13,098	1,900,674	485,144	(2,582,887)
Income (loss) from discontinued operations, including gain (loss) on disposal, net of taxes	**(1,664)**	11,858	39,562	63,451	46,075
Net income (loss) attributable to Leucadia National Corporation common shareholders	**854,466**	25,231	1,939,312	550,280	(2,535,425)
Per share:					
Basic earnings (loss) per common share attributable to Leucadia National Corporation common shareholders:					
Income (loss) from continuing operations	**$3.50**	$.05	$7.82	$2.02	$(11.20)
Income (loss) from discontinued operations, including gain (loss) on disposal	**(.01)**	.05	.15	.26	.20
Net income (loss)	**$3.49**	$.10	$7.97	$2.28	$(11.00)
Diluted earnings (loss) per common share attributable to Leucadia National Corporation common shareholders:					
Income (loss) from continuing operations	**$3.45**	$.05	$7.70	$1.99	$(11.20)
Income (loss) from discontinued operations, including gain (loss) on disposal	**(.01)**	.05	.15	.26	.20
Net income (loss)	**$3.44**	$.10	$7.85	$2.25	$(11.00)

	At December 31,				
	2012	2011	2010	2009	2008
	(In thousands, except per share amounts)				
SELECTED BALANCE SHEET DATA: (a)					
Cash and investments	**$3,566,534**	$2,545,500	$4,538,571	$2,343,420	$1,602,769
Total assets	**9,349,118**	9,263,189	9,350,298	6,762,364	5,198,493
Indebtedness, including current maturities	**1,750,400**	2,321,132	2,081,227	1,967,000	2,080,891
Shareholders' equity	**6,767,268**	6,174,396	6,956,758	4,361,647	2,676,797
Book value per common share	**$27.67**	$25.24	$28.53	$17.93	$11.22
Cash dividends per common share	**$ .25**	$ .25	$ .25	$ –	$ –

(a) Subsidiaries are reflected above as consolidated entities from the date of acquisition. National Beef was acquired on December 30, 2011; however, since its operating activities subsequent to the acquisition during 2011 were not significant they were not included in the 2011 consolidated statement of operations. For additional information, see Note 3 of Notes to Consolidated Financial Statements.

(b) Includes net securities gains (losses) of $590,581,000, $641,476,000, $179,494,000, $(21,106,000) and $(144,547,000) for the years ended December 31, 2012, 2011, 2010, 2009 and 2008, respectively. Net securities gains (losses) are net of impairment charges of $2,461,000, $3,586,000, $2,474,000, $31,420,000 and $143,416,000 for the years ended December 31, 2012, 2011, 2010, 2009 and 2008, respectively.

(c) At December 31, 2010, the Company concluded that it was more likely than not that it would be able to realize a portion of the net deferred tax asset; accordingly, $1,157,111,000 of the deferred tax valuation allowance was reversed as a credit to income tax expense. During 2008, the Company recorded a charge to income tax expense of $1,672,138,000 to reserve for substantially all of its net deferred tax asset due to the uncertainty about the Company's ability to generate sufficient taxable income to realize the net deferred tax asset.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The purpose of this section is to discuss and analyze the Company's consolidated financial condition, liquidity and capital resources and results of operations. This analysis should be read in conjunction with the consolidated financial statements, related footnote disclosures and "Cautionary Statement for Forward-Looking Information," which appear in Part I and elsewhere in this Report.

Liquidity and Capital Resources

General

The Company's investment portfolio, equity and results of operations can be significantly impacted by the changes in market values of certain securities, particularly during times of increased volatility in security prices. Changes in the market values of publicly traded available for sale securities are reflected in other comprehensive income (loss) and equity. However, changes in the market prices of investments for which the Company has elected the fair value option, declines in the fair values of equity securities that the Company deems to be other than temporary, and declines in the fair values of debt securities related to credit losses are reflected in the consolidated statements of operations and equity. JHYH also owns public securities with changes in market values reflected in its earnings. Since the Company accounts for JHYH on the equity method of accounting, it records its share of JHYH's earnings in the consolidated statement of operations which increases the Company's exposure to volatility in the public securities markets.

The Company's largest publicly traded available for sale equity security with changes in market values reflected in other comprehensive income (loss) is Inmet. During the year ended December 31, 2012, the market value of the Company's investment in the common shares of Inmet increased from $708,193,000 to $823,757,000. The market value of the Company's investment in Jefferies, for which the fair value option was elected, increased during the year with unrealized gain reflected in operations as a component of income related to associated companies. During the year ended December 31, 2012, the Company recognized an unrealized gain related to its investment in Jefferies of $279,589,000.

Liquidity

Leucadia National Corporation is a holding company whose assets principally consist of the stock of its direct subsidiaries, cash and cash equivalents and other non-controlling investments in debt and equity securities. The Company continuously evaluates the retention and disposition of its existing operations and investments and investigates possible acquisitions of new businesses in order to maximize shareholder value. Accordingly, further acquisitions, divestitures, investments and changes in capital structure are possible. Its principal sources of funds are its available cash resources, liquid investments, public and private capital market transactions, repayment of subsidiary advances, funds distributed from its subsidiaries as tax sharing payments, management and other fees, and borrowings and dividends from its subsidiaries, as well as dispositions of existing businesses and investments.

In addition to cash and cash equivalents, the Company also considers investments classified as current assets and investments classified as non-current assets on the face of its consolidated balance sheet as being generally available to meet its liquidity needs. Securities classified as current and non-current investments are not as liquid as cash and cash equivalents, but they are generally easily convertible into cash within a relatively short period of time. As of December 31, 2012, the sum of these amounts aggregated $3,566,534,000. However, since $561,641,000 of this amount is pledged as collateral pursuant to various agreements, is subject to trading restrictions, represents investments in non-public securities or is held by subsidiaries that are party to agreements that restrict the Company's ability to use the funds for other purposes, the Company does not consider those amounts to be available to meet its liquidity needs. The $3,004,893,000 that is available is comprised of cash and short-term bonds and notes of the U.S. Government and its agencies, U.S. Government-Sponsored Enterprises and other publicly traded debt and equity securities (including the Inmet common shares). The Company's available liquidity, and the investment income realized from cash, cash equivalents and marketable securities is used to meet the Company's short-term recurring cash requirements, which are principally the payment of interest on its debt and corporate overhead expenses.

The holding company's only long-term cash requirement is to make principal payments on its long-term debt ($958,131,000 principal outstanding as of December 31, 2012), of which $401,909,000 is due in 2013, $97,581,000 is due in 2014 and $458,641,000 is due in 2015. Historically, the Company has used its available liquidity to make acquisitions of new businesses and other investments, but, except as disclosed in this Report, the timing of any future investments and the cost cannot be predicted.

From time to time in the past, the Company has accessed public and private credit markets and raised capital in underwritten bond financings. The funds raised have been used by the Company for general corporate purposes, including for its existing businesses and new investment opportunities. The Company's senior debt obligations are rated four levels below investment grade by Moody's Investors Services, two levels below investment grade by Fitch Ratings and one level below investment grade by Standard & Poor's. Ratings issued by bond rating agencies are subject to change at any time. The bond rating agencies are reviewing the Company's ratings pending completion of the Jefferies Merger; however, based on the Company's conversations with the agencies it expects its ratings will be increased after the transaction closes.

During 2012, the Company sold its remaining common shares of Fortescue for net cash proceeds of $659,416,000, which resulted in the recognition of a net securities gain of $543,713,000. The Company also received $202,221,000 from Chichester (net of $22,469,000 in withholding taxes) in payment of interest due on the FMG Note for the period from July 1, 2011 through June 30, 2012. During the fourth quarter of 2012, Chichester redeemed the FMG Note for aggregate cash consideration of $715,000,000, resulting in the recognition of a pre-tax gain of $526,184,000, and the parties agreed to settle all pending litigation and disputes without any additional payment. As a result, the Company will no longer receive interest payments on the FMG Note.

In May 2012, the Company invested an additional $50,000,000 in Sangart, which increased its ownership interest to approximately 97.2%. The Company has not provided any commitment to provide Sangart any additional funds in the future.

In September 2012, Mueller repurchased the Company's entire investment in Mueller for aggregate cash consideration of $427,337,000. The Mueller common shares were originally acquired at a cost of $408,558,000.

In September 2012, the Company sold its small Caribbean-based telecommunications provider for aggregate consideration of $27,509,000, net of working capital adjustments.

In October 2012, the Company sold Keen for cash consideration of $100,000,000 and a four-year interest bearing promissory note issued by the purchaser which was valued at $37,500,000. The Company also retained Keen's net working capital, principally customer receivables and trade payables.

In February 2009, the Board of Directors authorized the Company, from time to time, to purchase its outstanding debt securities through cash purchases in open market transactions, privately negotiated transactions or otherwise. Such repurchases, if any, depend upon prevailing market conditions, the Company's liquidity requirements and other factors; such purchases may be commenced or suspended at any time without notice.

In November 2012, the Board of Directors increased the number of the Company's common shares that the Company is authorized to purchase. Such purchases may be made from time to time in the open market, through block trades or otherwise. Depending on market conditions and other factors, such purchases may be commenced or suspended at any time without notice. During the three year period ended December 31, 2012, the only common shares acquired by the Company were in connection with the exercise of stock options. As of February 14, 2013, the Company is authorized to repurchase 25,000,000 common shares.

The Company and certain of its subsidiaries have substantial NOLs and other tax attributes. The amount and availability of the NOLs and other tax attributes are subject to certain qualifications, limitations and uncertainties. In order to reduce the possibility that certain changes in ownership could impose limitations on the use of the NOLs, the Company's certificate of incorporation contains provisions which generally restrict the ability of a person or entity from acquiring ownership (including through attribution under the tax law) of five percent or more of the common shares and the ability of persons or entities now owning five percent or more of the common shares from acquiring additional common shares. The restrictions will remain in effect until the earliest of (a) December 31, 2024, (b) the repeal of Section 382 of the Internal Revenue Code (or any comparable successor provision) or (c) the beginning of a taxable year to which certain tax benefits may no longer be carried forward. For more information about the NOLs and other tax attributes, see Note 19 of Notes to Consolidated Financial Statements.

Jefferies Merger

At closing, the Company expects to issue approximately 117,698,000 common shares in exchange for Jefferies publicly held common stock, and the Company will issue a new series of 3.25% Convertible Cumulative Preferred Stock ($125,000,000 at mandatory redemption value) in exchange for Jefferies outstanding 3.25% Series A Convertible Cumulative Preferred Stock. In addition, each outstanding stock option to purchase shares of Jefferies common stock, each restricted share of Jefferies common stock and each restricted stock unit of Jefferies common stock will be converted at the Exchange Ratio into an award of options, restricted shares or restricted stock units of the Company, with all such awards subject to the same terms and conditions, including, without limitation, vesting and, in the case of performance-based restricted stock units, performance being measured at existing targets. Following the transaction, 35.2% of the Company's common shares will be owned by Jefferies' stockholders (excluding the Jefferies common stock owned by the Company and including Jefferies vested restricted stock units) and Jefferies will become a wholly-owned subsidiary of the Company. The Company will not assume or guarantee any of Jefferies' outstanding debt securities, but Jefferies' 3.875% Convertible Senior Debentures due 2029 ($345,000,000 principal amount outstanding) will become convertible into common shares of the Company. As specified in the indenture governing the debentures, the debentures are not currently convertible nor will they be after consummation of the merger. However, after giving effect to the Jefferies Merger, if the debentures were currently convertible, the conversion price would be $45.93 per common share of the Company.

The merger will be accounted for using the acquisition method of accounting. The aggregate purchase price will be equal to the sum of the fair value of the Company's common shares issued at closing, the fair value of employee stock based awards attributable to periods prior to closing, the fair value of the Jefferies common stock owned by the Company and the redemption value of the new series of preferred shares issued by the Company at closing, which represents its fair value. The fair values of the Jefferies common stock owned by the Company and the common shares and employee stock based awards issued by the Company will be determined by using market prices at closing. Based on current market prices the aggregate purchase price would be approximately $4,800,000,000; including the Company's investment in JHYH, the aggregate investment in Jefferies would be approximately $5,100,000,000.

The completion of the merger is subject to satisfaction or waiver of customary closing conditions, including approval by the Company's shareholders (by the vote of a majority of the shares cast, assuming a majority of shares outstanding are voted), approval by the Jefferies' stockholders (by the vote of a majority of the outstanding shares) and the receipt of opinions that the merger will qualify for federal income tax purposes as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. The completion of the merger is not conditioned on receipt of financing by the Company. The transaction is expected to close promptly after shareholder approval is received from both companies; shareholder meetings are scheduled to occur on February 28, 2013.

Jefferies will be the Company's largest investment, and will continue to operate as a full-service global investment banking firm in its current form. Jefferies will retain a credit rating that is separate from the Company's credit rating. Jefferies' existing long-term debt will remain outstanding and Jefferies intends to remain an SEC reporting company, regularly filing annual, quarterly, and periodic financial reports. Jefferies has historically reported its balance sheet on an unclassified basis while the Company has historically reported a classified balance sheet, with assets and liabilities separated between current and non-current. However, after giving consideration to the nature of Jefferies business and the impact the inclusion of its balance sheet will have on the Company's consolidated balance sheet, upon completion of the merger the Company will report its consolidated balance sheet on an unclassified basis, and the Company's consolidated balance sheet captions will be generally based on Jefferies captions.

Upon consummation of the Jefferies Merger, Jefferies current Chief Executive Officer and current Executive Committee Chairman will become the Company's new Chief Executive Officer and new President, respectively. In connection with presentations made to credit rating agencies with respect to the Jefferies Merger, Jefferies senior management advised the agencies that, after the Jefferies Merger, the Company's management would target specific concentration, leverage and liquidity principles in the future, expressed in the form of certain ratios and percentages, although there is no legal requirement to do so. These targets and calculations of the Company's actual ratios and percentages are detailed below at December 31, 2012 (dollars in thousands):

Total equity	$ 6,767,635
Less, investment in Jefferies	(1,077,172)
Less, investment in JHYH	(351,835)
Equity excluding Jefferies	5,338,628
Less, the Company's two largest investments:	
National Beef	(860,080)
Inmet, net of tax	(709,606)
Equity in a stressed scenario	$ 3,768,942
Balance sheet amounts:	
Available liquidity, per above	$ 3,004,893
Parent company debt (see Note 13 of Notes to Consolidated Financial Statements)	$ 954,941
Maximum ratio of parent company debt to stressed equity:	
Target	50x
Actual	25x
Minimum ratio of available liquidity to parent company debt:	
Target	1.0x
Actual	3.1x

In addition, Jefferies management has indicated that the Company's largest single investment will be not more than 20% of equity excluding Jefferies (currently National Beef), and that the next largest investment will be no more than 10% of equity excluding Jefferies, in each case measured at the time such investment was made.

The Company will distribute the common shares of Crimson to its shareholders on February 25, 2013. The distribution was a condition to the Jefferies Merger. As a result, during the first quarter of 2013, the Company will record a dividend of approximately $197,000,000.

Consolidated Statements of Cash Flows

As discussed above, the Company has historically relied on its available liquidity to meet its short-term and long-term needs, and to make acquisitions of new businesses and investments. Except as otherwise disclosed herein, the Company's operating businesses do not generally require significant funds to support their operating activities, and the Company does not depend on positive cash flow from its operating segments to meet its liquidity needs. The components of the Company's operating businesses and investments change frequently as a result of acquisitions or divestitures, the timing of which is impossible to predict but which often have a significant impact on the Company's consolidated statements of cash flows in any one period. Further, the timing and amounts of distributions from investments in associated companies may be outside the control of the Company. As a result, reported cash flows from operating, investing and financing activities do not generally follow any particular pattern or trend, and reported results in the most recent period should not be expected to recur in any subsequent period.

Net cash of $221,857,000 and $9,084,000 was provided by operating activities in 2012 and 2011, respectively. The change in operating cash flows reflects funds provided by National Beef of $141,358,000, which was acquired on December 30, 2011, interest payments received from Chichester ($202,221,000 in 2012 and $171,718,000 in 2011, net of withholding taxes), lower interest payments, premiums paid to redeem debt ($17,138,000 in 2012 and $6,352,000 in 2011) and greater income tax payments. Premier generated funds of $27,637,000 and $26,516,000 during 2012 and 2011, respectively; the Company's manufacturing segments generated funds of $27,435,000 and $12,819,000 during 2012 and 2011, respectively; and Keen, a discontinued operation, generated funds of $14,019,000 and $23,446,000 during 2012 and 2011, respectively. Funds used by Sangart, a development stage company, increased to $42,612,000 during 2012 from $39,396,000 during 2011. During 2012, distributions from associated companies principally include earnings distributed by Berkadia ($37,561,000), Jefferies ($4,351,000), JHYH ($5,223,000), Mueller ($23,925,000) and the Garcadia companies ($18,440,000). During 2011, distributions from associated companies principally include earnings distributed by Berkadia ($23,636,000), Jefferies ($7,789,000) and Garcadia ($5,654,000). Net gains related to real estate, property and equipment, and other assets in 2012 include $526,184,000 from the redemption of the FMG Note, and in 2011 include a gain of $81,848,000 on forgiveness of debt related to the Myrtle Beach project. Funds provided by operating activities include $5,663,000 and $4,690,000 in 2012 and 2011, respectively, from funds distributed by Empire Insurance Company ("Empire"), a discontinued operation.

Net cash of $9,084,000 and $431,266,000 was provided by operating activities in 2011 and 2010, respectively. The change in operating cash flows reflects interest payments received from Chichester ($171,718,000 in 2011 and $154,930,000 in 2010, net of withholding taxes), greater income tax payments, lower interest payments and the proceeds received from the sale of AmeriCredit Corp. ("ACF") in excess of the cost of the investment in 2010 ($404,700,000). Premier generated funds of $26,516,000 and $26,524,000 during 2011 and 2010, respectively; the Company's manufacturing segments generated funds of $12,819,000 and $28,333,000 during 2011 and 2010, respectively; and Keen generated funds of $23,446,000 and $7,311,000 during 2011 and 2010, respectively. Funds used by Sangart increased to $39,396,000 during 2011 from $23,757,000 during 2010. During 2011, distributions from associated companies principally include earnings distributed by Berkadia ($23,636,000), Jefferies ($7,789,000) and the Garcadia companies ($5,654,000). In 2010, distributions from associated companies principally include ACF, earnings distributed by Berkadia ($29,000,000) and Jefferies ($14,575,000). Net gains related to real estate, property and equipment, and other assets in 2011 include a gain of $81,848,000 on forgiveness of debt related to the Myrtle Beach project, and in 2010 a gain of $383,369,000 on the sale of Las Cruces. Funds provided by operating activities include $4,690,000 and $11,640,000 in 2011 and 2010, respectively, from funds distributed by Empire.

Net cash of $407,321,000 was provided by investing activities in 2012, principally reflecting the $715,000,000 in proceeds received from the redemption of the FMG Note, as compared to net cash flow used for investing activities of $175,297,000 and $208,718,000 in 2011 and 2010, respectively. The increase in acquisitions of property, equipment and leasehold improvements during 2012 principally reflects capital expenditures at National Beef ($43,498,000). During 2011, proceeds from disposals of real estate, property and equipment, and other assets include $12,040,000 from the sale of certain of Keen's rigs, and in 2010 include the sale of Las Cruces ($149,910,000). In 2012, acquisitions, net of cash acquired, relates to Conwed Plastic's acquisition of certain assets of a lightweight netting business. In 2011, acquisitions, net of cash acquired, primarily relates to the Company's acquisition of National Beef ($932,835,000) and Seghesio Family Vineyards ($86,018,000). Proceeds from disposal of discontinued operations, net of expenses and cash of operations sold in 2012 principally includes Keen ($104,185,000) and a small Caribbean-based telecommunications provider ($26,957,000); in 2011 principally includes the telecommunications operations of STi Prepaid, LLC ("STi Prepaid"), which was sold during 2010 ($10,644,000); and in 2010 principally includes the property management and services operations of ResortQuest International, LLC ("ResortQuest") ($52,135,000), a shopping center ($17,064,000) and STi Prepaid ($9,819,000). Investments in associated companies include Linkem ($23,709,000) in 2012; Jefferies ($167,753,000), Mueller ($408,558,000), Linkem ($88,575,000) and the Garcadia companies ($32,400,000) in 2011; and Berkadia ($292,544,000), Las Cruces ($2,687,000), Jefferies ($17,998,000) and ACF ($7,236,000) in 2010. Capital distributions and loan repayment from associated companies include Berkadia ($34,981,000), Mueller ($406,539,000), Jefferies ($17,401,000) and the Garcadia companies ($11,976,000) in 2012; Berkadia ($283,530,000), JHYH ($8,710,000), Jefferies ($8,326,000) and the Garcadia companies ($10,382,000) in 2011; and ACF ($425,842,000), Berkadia ($44,544,000), JHYH ($17,077,000) and the Garcadia companies ($8,778,000) in 2010.

Net cash of $651,708,000 and $106,637,000 was used for financing activities in 2012 and 2011, respectively, as compared to net cash provided by financing activities of $64,664,000 in 2010. Issuance of long-term debt primarily reflects the increase in repurchase agreements of $16,358,000 and $202,539,000 for 2011 and 2010, respectively, and in 2011, $75,947,000 borrowed by National Beef under its revolving credit facility. Immediately after the Company's acquisition of its interest in National Beef, National Beef borrowed funds to redeem the interest of its chief executive officer pursuant to pre-existing put rights.

Reduction of debt for 2012 includes redemptions of $423,140,000 principal amount of the Company's 7⅛% Senior Notes due 2017, $88,204,000 principal amount of the Company's 8.65% Junior Subordinated Deferrable Interest Debentures due 2027 and $4,836,000 principal amount of the Company's 7% Senior Notes due in August 2013; a decrease in repurchase agreements of $25,774,000; and repayments under National Beef's term loans and bank credit facility of $29,727,000. Reduction of debt for 2011 includes $19,275,000 in full satisfaction of the Myrtle Beach real estate project's non-recourse indebtedness, $32,881,000 on the maturity of debt of a subsidiary that was collateralized by certain of the Company's corporate aircraft, $8,500,000 for the repayment of Keen's line of credit and $82,531,000 in the aggregate for the buyback of $21,359,000 principal amount of the Company's 8⅛% Senior Notes due 2015, $54,860,000 principal amount of the Company's 7⅛% Senior Notes due 2017 and $1,350,000 principal amount of the Company's 8.65% Junior Subordinated Deferrable Interest Debentures due 2027. Reduction of debt for 2010 includes $10,226,000 for repayment of debt by a subsidiary, and $80,859,000 in the aggregate for the buyback of $5,500,000 principal amount of the 7¾% Senior Notes, $27,200,000 principal amount of the 7% Senior Notes, $20,000,000 principal amount of the 8⅛% Senior Notes, $22,000,000 principal amount of the 7⅛% Senior Notes, and $2,146,000 principal amount of the 8.65% Junior Subordinated Deferrable Interest Debentures. Purchase of interest in subsidiary by noncontrolling interest for 2011 represents the acquisition of a minority interest in National Beef by its chief executive officer immediately after the Company acquired its interest. Issuance of common shares reflects the exercise of employee stock options for all periods.

Current liabilities includes $391,705,000 and $417,479,000 at December 31, 2012 and 2011, respectively, relating to repurchase agreements of one of the Company's subsidiaries. These fixed rate repurchase agreements have a weighted average interest rate of approximately 0.4%, mature in January 2013 and are secured by non-current investments with a carrying value of $406,828,000 at December 31, 2012. They are used solely to fund a portion of the purchase price of a segregated portfolio of mortgage pass-through certificates issued by U.S. Government agencies (GNMA) and by U.S. Government-Sponsored Enterprises (FHLMC or FNMA). The securities purchased are generally adjustable rate certificates, secured by seasoned pools of securitized, highly rated residential mortgages, and the certificates acquired generally represent all of the certificates issued by the securitization.

The Company's senior note indentures contain covenants that restrict its ability to incur more Indebtedness or issue Preferred Stock of Subsidiaries unless, at the time of such incurrence or issuance, the Company meets a specified ratio of Consolidated Debt to Consolidated Tangible Net Worth, limit the ability of the Company and Material Subsidiaries to incur, in certain circumstances, Liens, limit the ability of Material Subsidiaries to incur Funded Debt in certain circumstances, and contain other terms and restrictions all as defined in the senior note indentures. The Company has the ability to incur substantial additional indebtedness or make distributions to its shareholders and still remain in compliance with these restrictions. If the Company is unable to meet the specified ratio, the Company would not be able to issue additional Indebtedness or Preferred Stock, but the Company's inability to meet the applicable ratio would not result in a default under its senior note indentures. The senior note indentures do not restrict the payment of dividends. Certain of the debt instruments of subsidiaries of the Company require that collateral be provided to the lender; principally as a result of such requirements, the assets of subsidiaries which are subject to limitations on transfer of funds to the Company were $2,198,605,000 at December 31, 2012.

As shown below, at December 31, 2012, the Company's contractual cash obligations totaled $2,269,742,000.

	Payments Due by Period (in thousands)				
Contractual Cash Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Indebtedness, including current maturities, and repurchase agreements	$1,753,590	$ 832,228	$636,134	$283,228	$ 2,000
Estimated interest expense on debt	155,515	68,948	81,638	4,901	28
Cattle commitments	117,371	117,371	–	–	–
Planned funding of pension obligations	81,544	7,860	73,684	–	–
Operating leases, net of sublease income	93,190	20,783	33,275	11,167	27,965
Asset purchase obligations	19,062	6,373	7,892	2,542	2,255
Other	49,470	17,385	7,652	5,222	19,211
Total Contractual Cash Obligations	$2,269,742	$1,070,948	$840,275	$307,060	$51,459

The estimated interest expense on debt includes interest related to variable rate debt which the Company determined using rates in effect at December 31, 2012. Amounts related to the Company's pension liability ($81,544,000) are included in the table in the less than 1 year period ($7,860,000) and the remainder in the 1-3 years period; however, the exact timing of those cash payments is uncertain. The above amounts do not include liabilities for unrecognized tax benefits as the timing of payments, if any, is uncertain. Such amounts aggregated $15,800,000 at December 31, 2012; for more information, see Note 19 of Notes to Consolidated Financial Statements.

When the Company sold its former telecommunications subsidiary, WilTel Communications Group, LLC ("WilTel") in 2005, WilTel's defined benefit pension plan was not transferred in connection with the sale. At December 31, 2012, the Company had recorded a liability of $81,544,000 on its consolidated balance sheet for WilTel's unfunded defined benefit pension plan obligation. This amount represents the difference between the present value of amounts owed to former employees of WilTel (referred to as the projected benefit obligation) and the market value of plan assets set aside in segregated trust accounts. Since the benefits in this plan have been frozen, future changes to the unfunded benefit obligation are expected to principally result from benefit payments, changes in the market value of plan assets, differences between actuarial assumptions and actual experience and interest rates.

The Company expects to make substantial contributions to the segregated trust account for the WilTel defined benefit pension plan in the future to reduce its plan liabilities although the timing after 2013 is uncertain. The Company expects to contribute $7,860,000 to WilTel's defined benefit pension plan in 2013. The tax deductibility of contributions is not a primary consideration, principally due to the availability of the Company's NOLs to otherwise reduce taxable income.

As of December 31, 2012, certain amounts for the WilTel plan are as follows (dollars in thousands):

Projected benefit obligation	$275,858
Funded status – balance sheet liability at December 31, 2012	81,544
Deferred losses included in other comprehensive income (loss)	118,176
Discount rate used to determine the projected benefit obligation	3.85%

Calculations of pension expense and projected benefit obligations are prepared by actuaries based on assumptions provided by management. These assumptions are reviewed on an annual basis, including assumptions about discount rates, interest credit rates and expected long-term rates of return on plan assets. The timing of expected future benefit payments was used in conjunction with the Citigroup Pension Discount Curve to develop a discount rate that is representative of the high quality corporate bond market.

This discount rate will be used to determine pension expense in 2013. Holding all other assumptions constant, a 0.25% change in this discount rate would affect pension expense by $467,000 and the benefit obligation by $9,925,000.

The deferred losses included in other comprehensive income (loss) primarily result from differences between the actual and assumed return on plan assets and changes in actuarial assumptions, including changes in discount rates and changes in interest credit rates. Deferred losses are amortized to expense if they exceed 10% of the greater of the projected benefit obligation or the market value of plan assets as of the beginning of the year; such amount aggregated $90,060,000 at December 31, 2012. A portion of these excess deferred losses will be amortized to expense during 2013 based on an amortization period of twelve years.

The assumed long-term rates of return on plan assets are based on the investment objectives of the plan, which are more fully discussed in Note 20 of Notes to Consolidated Financial Statements.

Off-Balance Sheet Arrangements

At December 31, 2012, the Company's off-balance sheet arrangements consist of guarantees and letters of credit. Pursuant to an agreement that was entered into before the Company sold CDS Holding Corporation ("CDS") to HomeFed in 2002, the Company agreed to provide project improvement bonds for the San Elijo Hills project. These bonds, which are for the benefit of the City of San Marcos, California and other government agencies, are required prior to the commencement of any development at the project. CDS is responsible for paying all third party fees related to obtaining the bonds. Should the City or others draw on the bonds for any reason, CDS and one of its subsidiaries would be obligated to reimburse the Company for the amount drawn. At December 31, 2012, the amount of outstanding bonds was $1,789,000, almost all of which expires in 2014.

Subsidiaries of the Company have outstanding letters of credit aggregating $29,463,000 at December 31, 2012, principally to secure various obligations. The majority of these letters of credit expire during 2013 and the remainder expire no later than 2016.

During 2009, a subsidiary of Berkshire Hathaway provided Berkadia with a five-year, $1 billion secured credit facility, which was used to fund outstanding mortgage loans and servicer advances, purchase mortgage servicing rights and for working capital needs. In 2011, Berkadia fully repaid the amount outstanding under its secured credit facility with funds generated by commercial paper sales of an affiliate of Berkadia. Effective as of December 31, 2011, the secured credit facility was terminated. All of the proceeds from the commercial paper sales are used by Berkadia to fund new mortgage loans, servicer advances, investments and other working capital requirements. Repayment of the commercial paper is supported by a $2,500,000,000 surety policy issued by a Berkshire Hathaway insurance subsidiary and corporate guaranty, and the Company has agreed to reimburse Berkshire Hathaway for one-half of any losses incurred. As of December 31, 2012, the aggregate amount of commercial paper outstanding was $2,470,000,000.

Critical Accounting Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts in the financial statements and disclosures of contingent assets and liabilities. On an on-going basis, the Company evaluates all of these estimates and assumptions. The following areas have been identified as critical accounting estimates because they have the potential to have a significant impact on the Company's financial statements, and because they are based on assumptions which are used in the accounting records to reflect, at a specific point in time, events whose ultimate outcome won't be known until a later date. Actual results could differ from these estimates.

Income Taxes–The Company records a valuation allowance to reduce its net deferred tax asset to the net amount that is more likely than not to be realized. If in the future the Company determines that it is more likely than not that the Company will be able to realize its net deferred tax asset in excess of its net recorded amount, an adjustment to increase the net deferred tax asset would increase income in such period. If in the future the Company were to determine that it would not be able to realize all or part of its recorded net deferred tax asset, an adjustment to decrease the net deferred tax asset would be charged to income in such period. The Company is required to consider all available evidence, both positive and negative, and to weight the evidence when determining whether a valuation allowance is required and the amount of such valuation allowance. Generally, greater weight is required to be placed on objectively verifiable evidence when making this assessment, in particular on recent historical operating results.

During 2010, the Company realized significant gains from the sale of certain investments, recorded significant unrealized gains in the fair values of other investments and began to experience modest improvement in the operating results in some business segments. Additionally, the Company's cumulative taxable income for recent years became a positive amount, reflecting the realized gains on the sales of ACF and Las Cruces during the fourth quarter of 2010. With this recent positive evidence the Company gave greater weight to its revised projections of future taxable income, which consider significant unrealized gains in its investment portfolio, and to its long-term historical ability to generate significant amounts of taxable income when assessing the amount of its required valuation allowance. As a result, the Company was able to conclude that it is more likely than not that it will have future taxable income sufficient to realize a significant portion of the Company's net deferred tax asset; accordingly, $1,157,111,000 of the deferred tax valuation allowance was reversed as a credit to income tax expense on December 31, 2010. In addition to its projections of future taxable income, the Company is relying upon the sale of investments that have unrealized gains before the NOLs expire and the corresponding reversal of related deferred tax liabilities to realize a portion of its net deferred tax asset.

The Company's estimate of future taxable income considers all available evidence, both positive and negative, about its operating businesses and investments, included an aggregation of individual projections for each significant operating business and investment, estimated apportionment factors for state and local taxing jurisdictions and included all future years that the Company estimated it would have available NOLs (until 2029). The Company believes that its estimate of future taxable income is reasonable but inherently uncertain, and if its current or future operations and investments generate taxable income different than the projected amounts, further adjustments to the valuation allowance are possible. In addition to the reversal of deferred tax liabilities related to unrealized gains, the Company will need to generate approximately $3,600,000,000 of future U.S. pre-tax income to fully realize its net deferred tax asset. The current balance of the deferred tax valuation allowance principally reserves for NOLs of certain subsidiaries that are not available to offset income generated by other members of the Company's consolidated tax return group.

The Company also records reserves for contingent tax liabilities based on the Company's assessment of the probability of successfully sustaining its tax filing positions.

Impairment of Long-Lived Assets–The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. When testing for impairment, the Company groups its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (or asset group). The determination of whether an asset group is recoverable is based on management's estimate of undiscounted future cash flows directly attributable to the asset group as compared to its carrying value. If the carrying amount of the asset group is greater than the undiscounted cash flows, an impairment loss would be recognized for the amount by which the carrying amount of the asset group exceeds its estimated fair value.

One of the Company's real estate subsidiaries (MB1) had been the owner and developer of a mixed use real estate project located in Myrtle Beach, South Carolina. The project was comprised of a retail center with approximately 346,000 square feet of retail space, 41,000 square feet of office space and 195 residential apartment rental units. The acquisition and construction costs were funded by capital contributed by the Company and nonrecourse indebtedness that was collateralized by the real estate. MB1's indebtedness matured during 2009, but it was not repaid since MB1 did not have sufficient funds and the Company was under no obligation to provide the funds to MB1 to pay off the loan. The Company recorded an impairment charge of $67,826,000 during 2009.

During the second quarter of 2010, MB1 entered into an agreement with its lenders under which, among other things, MB1 agreed not to interfere with or oppose foreclosure proceedings and the lenders agreed to release MB1 and various guarantors of the loan. A receiver was put in place at the property, foreclosure proceedings commenced and an auction of the property was conducted; however, the Company was informed during the fourth quarter of 2010 that the highest bidder for the property failed to close. In December 2010, the Company was invited to make a bid for the property, with the condition that a foreclosure sale to the Company must close as soon as possible without any due diligence period, which new bidders for the property would require. A subsidiary of the Company offered $19,275,000 for the property (including net working capital amounts); the offer was accepted and the foreclosure sale closed on January 7, 2011.

As a result of the failure of the initial buyer to purchase the property and the subsequent sale to the Company in 2011, the Company concluded that the carrying value of the property was further impaired at December 31, 2010; accordingly, the Company recorded an additional impairment charge in 2010 of $47,074,000 to reflect the property at its fair value of $18,094,000. At closing in 2011, MB1 was released from any remaining liability under the bank loan ($100,524,000 outstanding at December 31, 2010); accordingly, the remaining balance due after payment of the purchase price ($81,848,000) was recognized in other income in 2011.

The Company recorded impairment charges in selling, general and other expenses for various other real estate projects of $4,171,000 in 2012 and $2,357,000 in 2010; and $1,449,000 in 2010 in the corporate segment for one of its corporate aircraft that was later sold.

Recent economic conditions have adversely affected most of the Company's operations and investments. A worsening of current economic conditions could cause a decline in estimated future cash flows expected to be generated by the Company's operations and investments. If future undiscounted cash flows are estimated to be less than the carrying amounts of the asset groups used to generate those cash flows in subsequent reporting periods, particularly for those with large investments in intangible assets and property and equipment (for example, beef processing, manufacturing, gaming entertainment, real estate and certain associated company investments), impairment charges would have to be recorded.

Impairment of Equity Method Investments–The Company evaluates equity method investments for impairment when operating losses or other factors may indicate a decrease in value which is other than temporary. For investments in investment partnerships that are accounted for under the equity method, the Company obtains from the investment partnership financial statements, net asset values and other information on a quarterly basis and annual audited financial statements. On a quarterly basis, the Company also makes inquiries and discusses with investment managers whether there were significant procedural, valuation, composition and other changes at the investee. Since these investment partnerships record their underlying investments at fair value, after application of the equity method the carrying value of the Company's investment is equal to its share of the investees' underlying net assets at their fair values. Absent any unusual circumstances or restrictions concerning these investments, which would be separately evaluated, it is unlikely that any additional impairment charge would be required.

For equity method investments in operating businesses, the Company considers a variety of factors including economic conditions nationally and in their geographic areas of operation, adverse changes in the industry in which they operate, declines in business prospects, deterioration in earnings, increasing costs of operations and other relevant factors specific to the investee. Whenever the Company believes conditions or events indicate that one of these investments might be significantly impaired, the Company will obtain from such investee updated cash flow projections and impairment analyses of the investee assets. The Company will use this information and, together with discussions with the investee's management, evaluate if the book value of its investment exceeds its fair value, and if so and the situation is deemed other than temporary, record an impairment charge.

Impairment of Securities–Declines in the fair value of equity securities considered to be other than temporary and declines in the fair values of debt securities related to credit losses are reflected in net securities gains (losses) in the consolidated statements of operations. The Company evaluates its investments for impairment on a quarterly basis.

The Company's determination of whether a security is other than temporarily impaired incorporates both quantitative and qualitative information; GAAP requires the exercise of judgment in making this assessment, rather than the application of fixed mathematical criteria. The various factors that the Company considers in making its determination are specific to each investment. For publicly traded debt and equity securities, the Company considers a number of factors including, but not limited to, the length of time and the extent to which the fair value has been less than cost, the financial condition and near term prospects of the issuer, the reason for the decline in fair value, changes in fair value subsequent to the balance sheet date, the ability and intent to hold investments to maturity, and other factors specific to the individual investment. For investments in private equity funds and non-public securities, the Company bases its determination upon financial statements, net asset values and/or other information obtained from fund managers or investee companies.

The Company recorded impairment charges for securities in the consolidated statement of operations of $2,461,000, $3,586,000 and $2,474,000 for 2012, 2011 and 2010, respectively. The Company's assessment involves a high degree of judgment and accordingly, actual results may differ significantly from the Company's estimates and judgments.

Business Combinations–At acquisition, the Company allocates the cost of a business acquisition to the specific tangible and intangible assets acquired and liabilities assumed based upon their fair values. Significant judgments and estimates are often made by the Company's management to determine these values, and may include the use of appraisals, consideration of market quotes for similar transactions, use of discounted cash flow techniques or consideration of other information the Company believes to be relevant. The finalization of the purchase price allocation will typically take a number of months to complete, and if final values are significantly different from initially recorded amounts adjustments to prior periods may be required. Any excess of the cost of a business acquisition over the fair values of the net assets and liabilities acquired is recorded as goodwill, which is not amortized to expense. If the fair values of the net assets and liabilities acquired are greater than the purchase price, the excess is treated as a bargain purchase and recognized in income. Recorded goodwill of a reporting unit is required to be tested for impairment on an annual basis, and between annual testing dates if events or circumstances change that would more likely than not reduce the fair value of a reporting unit below its net book value. At December 31, 2012, the book value of goodwill was $24,195,000 and was not impaired.

Subsequent to the finalization of the purchase price allocation, any adjustments to the recorded values of acquired assets and liabilities would be reflected in the Company's consolidated statement of operations. Once final, the Company is not permitted to revise the allocation of the original purchase price, even if subsequent events or circumstances prove the Company's original judgments and estimates to be inaccurate. In addition, long-lived assets recorded in a business combination like property and equipment, intangibles and goodwill may be deemed to be impaired in the future resulting in the recognition of an impairment loss. The assumptions and judgments made by the Company when recording business combinations will have an impact on reported results of operations for many years into the future.

In December 2011, the Company acquired 78.9% of National Beef and it became a consolidated subsidiary of the Company. The allocation of the purchase price included $444,030,000 to property, equipment and leasehold improvements, $811,019,000 to amortizable intangible assets, $14,991,000 to goodwill, $237,952,000 to net working capital accounts, $328,267,000 to long-term debt and $304,356,000 to redeemable non-controlling interests.

To assist the Company's management in its determination of the fair value of National Beef's property and equipment, identifiable intangible assets and equity value, the Company engaged an independent valuation and appraisal firm. The methods used by the Company's management to determine the fair values included estimating National Beef's business enterprise value through the use of a discounted cash flow analysis. Property and equipment asset valuations included an analysis of depreciated replacement cost and current market prices. The Company considered several factors to determine the fair value of property and equipment, including local market conditions, recent market transactions, the size, age, condition, utility and character of the property, the estimated cost to acquire replacement property, an estimate of depreciation from use and functional obsolescence and the remaining expected useful life of the assets.

Amounts allocated to product inventories were principally based on quoted commodity prices on the acquisition date. For other components of working capital, the historical carrying values approximated fair values. National Beef's long-term debt principally consists of its senior credit facility payable to its bank group, which was renegotiated in June 2011. In December 2011, the lenders consented to the acquisition as required by the credit facility, and to certain other amendments to the facility's covenants; the pricing of the credit facility remained the same. In addition to these factors, the Company also analyzed changes in market interest rates from June 2011 and concluded that the principal amount due under the credit facility approximated its fair value on the acquisition date.

The fair value of certain pre-existing redeemable noncontrolling interests was the amount paid to redeem such interests immediately after the Company's acquisition of its controlling interest in National Beef. The fair value of other redeemable noncontrolling interests was determined based upon the purchase price paid by the Company for its interest.

Use of Fair Value Estimates–Under GAAP, fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price), and may be based on observable or unobservable inputs. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect assumptions made by the Company that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. GAAP also establishes a hierarchy to prioritize and categorize fair value measurements based on the transparency of inputs as follows:

Level 1: Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.

Level 2: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date. The nature of these financial instruments include cash instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3: Instruments that have little to no pricing observability as of the reporting date. These financial instruments are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Substantially all of the Company's investment portfolio is classified as available for sale securities, which are carried at estimated fair value in the Company's consolidated balance sheet. The estimated fair values are principally based on publicly quoted market prices (Level 1 inputs), which can rise or fall in reaction to a wide variety of factors or events, and as such are subject to market-related risks and uncertainties. The Company has a segregated portfolio of mortgage pass-through certificates issued by U.S. Government-Sponsored Enterprises (FHLMC or FNMA) and by U.S. Government agencies (GNMA), which are carried on the balance sheet at their estimated fair value of $601,418,000 at December 31, 2012. Although the markets that these types of securities trade in are generally active, market prices are not always available for the identical security. The fair value of these investments are based on observable market data including benchmark yields, reported trades, issuer spreads, benchmark securities, bids and offers. These estimates of fair value are considered to be Level 2 inputs, and the amounts realized from the disposition of these investments has not been significantly different from their estimated fair values.

The Company also has a segregated portfolio of non-agency mortgage-backed securities which are carried on the balance sheet at their estimated fair value of $36,580,000 at December 31, 2012. Although these securities trade in brokered markets, the market for these securities is sometimes inactive. The fair values of these investments are based on bid and ask prices, quotes obtained from independent market makers and pricing services. These estimates of fair values are also considered to be Level 2 inputs.

Contingencies–The Company accrues for contingent losses when the contingent loss is probable and the amount of loss can be reasonably estimated. Estimates of the likelihood that a loss will be incurred and of contingent loss amounts normally require significant judgment by management, can be highly subjective and are subject to significant change with the passage of time as more information becomes available. Estimating the ultimate impact of litigation matters is inherently uncertain, in particular because the ultimate outcome will rest on events and decisions of others that may not be within the power of the Company to control. The Company does not believe that any of its current litigation will have a significant adverse effect on its consolidated financial position, results of operations or liquidity; however, if amounts paid at the resolution of litigation are in excess of recorded reserve amounts, the excess could be significant in relation to results of operations for that period. During 2012, the Company accrued $20,000,000 for losses it estimates are probable in connection with the Sykes action discussed above. The Company will continue to evaluate the adequacy of its accrual as the case develops and more information becomes available. The recognition of increases to its estimated loss in future periods is possible.

Results of Operations

Substantially all of the Company's operating businesses sell products or services that are impacted by general economic conditions in the U.S. and to a lesser extent internationally. Poor general economic conditions have reduced the demand for products or services sold by the Company's operating subsidiaries and/or resulted in reduced pricing for products or services. Troubled industry sectors, like the residential real estate market, have had an adverse direct impact not only on the Company's real estate segments, but have also had an adverse indirect impact on some of the Company's other operating segments, including manufacturing and gaming entertainment. The discussions below concerning revenue and profitability by segment consider current economic conditions and the impact such conditions have had and may continue to have on each segment; however, should general economic conditions worsen the Company believes that all of its businesses would be adversely impacted.

A summary of results of continuing operations for the Company for the three years in the period ended December 31, 2012 is as follows (in thousands):

	2012	2011	2010
Income (loss) from continuing operations before income taxes and income (losses) related to associated companies:			
Beef Processing	**$ 59,048**	$ –	$ –
Manufacturing:			
Idaho Timber	**6,397**	(3,787)	547
Conwed Plastics	**11,453**	5,916	8,803
Gaming Entertainment	**13,209**	12,616	(2,159)
Domestic Real Estate	**(11,895)**	80,919	(54,935)
Medical Product Development	**(44,963)**	(42,696)	(25,443)
Other Operations	**(44,814)**	(24,374)	(17,487)
Corporate	**978,085**	648,861	473,614
Total consolidated income from continuing operations before income taxes and income (losses) related to associated companies	**966,520**	677,455	382,940
Income (losses) related to associated companies before income taxes	**420,008**	(612,362)	375,021
Total consolidated income from continuing operations before income taxes	**1,386,528**	65,093	757,961
Income taxes:			
Income from continuing operations before income (losses) related to associated companies	**(376,494)**	(270,316)	1,136,968
Associated companies	**(143,729)**	218,321	5,745
Total income taxes	**(520,223)**	(51,995)	1,142,713
Income from continuing operations	**$ 866,305**	$ 13,098	$1,900,674

Beef Processing Services

As more fully discussed above, National Beef was acquired in December 2011. A summary of results of operations for National Beef for the year ended December 31, 2012 is as follows (in thousands):

	2012
Revenues and other income	$7,480,934
Expenses:	
Cost of sales	7,269,912
Interest	12,431
Salaries and incentive compensation	26,889
Depreciation and amortization	83,063
Selling, general and other expenses	29,591
	7,421,886
Income before income taxes	$ 59,048

National Beef's profitability is dependent, in large part, on the spread between its cost for live cattle, the primary raw material for its business, and the value received from selling boxed beef and other products. Because National Beef operates in a large and liquid commodity market, it does not have much influence over the price it pays for cattle or the selling price it receives for the products it produces. National Beef's profitability typically fluctuates seasonally as well as cyclically, with relatively higher margins in the spring and summer months and during times of cattle herd expansion.

The USDA regularly reports market values for cattle, beef, offal and other products produced by ranchers, farmers and beef processors. Generally, National Beef expects its profitability to improve as the ratio of the USDA comprehensive boxed beef cutout (a weekly reported measure of the total value of all USDA inspected beef primal cuts, grind and trim produced from fed cattle) to the USDA 5-area weekly average slaughter cattle price increases and for profitability to decline as the ratio decreases. The ratio during 2012 was the lowest ratio for the corresponding periods during the past ten years. Due in part to the declining U.S. cattle herd, which has been exacerbated by drought conditions across key cattle raising areas, during this period average cattle prices increased to record levels; however, National Beef's per head revenue did not increase as much as its per head cost for cattle, resulting in reduced margins.

During 2012, revenues from beef processing operations increased compared to the pre-acquisition periods, principally due to price increases. However, gross margins declined due to the lower trending cutout ratio described above. Depreciation and amortization expenses include $45,248,000 of amortization expenses related to identifiable intangible assets recorded at the date of acquisition.

The drought across much of the country caused prices for corn, hay and certain other cattle feedstuffs to increase and pastures to wither; as such some cattle producers reduced and continue to reduce the size of their cow herds. National Beef's profitability is primarily dependent upon the spread between what it pays for fed cattle and the price it receives for its products, along with the efficiency of its processing facilities. The drought contributed to a decline in the beef cow herd and affected the supply of fed cattle; this caused the price National Beef pays for fed cattle to increase more than it can pass along in the form of higher selling prices for its products, resulting in reduced profitability.

National Beef has received notice from Walmart that it intends to discontinue using National Beef as a provider of its case-ready products in 2013. National Beef has two case-ready processing facilities, one of which is completely dedicated to Walmart's business and the other substantially so dedicated, with an aggregate book value of $45,727,000 at December 31, 2012. Total case-ready revenues were approximately 7% of National Beef consolidated revenues during 2012, but as a value-added product, case-ready products have historically constituted a higher percentage of National Beef's gross margin. Since 2008, case-ready products have represented from 10% to 26% of National Beef's total gross margin, and are at the higher end of that range in 2012 due, in part, to reduced gross margin from other National Beef products. During the first quarter of 2013, the two case-ready facilities will begin to operate at reduced levels, resulting in an approximate 50% reduction in the number of personal employed at the facilities. In connection with the reduction in the labor force, National Beef will record a charge estimated to be approximately $2,900,000 during the first quarter of 2013.

National Beef is currently pursuing replacement business for its case-ready facilities; however, it may not be able to fully replace the operating cash flow generated by these facilities in the near future, if at all. The Company has evaluated National Beef's tangible and intangible assets for impairment and has concluded that they are not impaired; its evaluation included an estimate of expected future cash flows to be generated by the case-ready facilities from prospective customers who have not, as yet, committed to purchase case-ready products from National Beef. If National Beef is unsuccessful in securing any new case-ready business, the Company does not believe it will need to record any impairment to its intangible assets or goodwill. However, if National Beef concludes its best course of action is to close one or both case-ready facilities, impairment charges may be recorded if the fair value of those facilities on a held for sale basis is less than the book value.

Manufacturing–Idaho Timber

A summary of results of operations for Idaho Timber for the three years in the period ended December 31, 2012 is as follows (in thousands):

	2012	2011	2010
Revenues and other income	**$163,513**	$159,026	$172,908
Expenses:			
Cost of sales	**144,193**	150,651	159,689
Salaries and incentive compensation	**5,901**	5,390	5,938
Depreciation and amortization	**4,148**	4,136	4,138
Selling, general and other expenses	**2,874**	2,636	2,596
	157,116	162,813	172,361
Income (loss) before income taxes	**$ 6,397**	$ (3,787)	$ 547

Idaho Timber's revenues reflect a 10% decrease in shipment volume and a 14% increase in average selling prices during 2012 as compared to 2011. Idaho Timber's revenues for 2011 decreased as compared to 2010; shipment volume and average selling prices decreased 6% and 2%, respectively. Shipment volume continues to reflect the depressed state of the U.S. housing market. The decline in shipment volume also reflects business that was not pursued during periods of higher raw material cost in 2012, which would have resulted in too narrow a spread between expected selling prices and the material cost. While housing starts increased during 2012 as compared to 2011, they remain low by historical standards. Idaho Timber believes that stringent mortgage-lending standards and high unemployment will continue to impact housing starts and Idaho Timber's revenues.

Raw material costs, the largest component of cost of sales (approximately 79% of cost of sales), principally reflect this lower shipment volume during the three year period. Raw material cost per thousand board feet increased approximately 5% during 2012 as compared to 2011. Raw material cost per thousand board feet was largely unchanged in 2011 as compared to 2010. The difference between Idaho Timber's selling price and raw material cost per thousand board feet (spread) is closely monitored, and the rate of change in pricing and cost is not necessarily the same. Idaho Timber's spread increased approximately 61% in 2012 as compared to 2011; the spread in 2011 decreased approximately 14% as compared to 2010.

Manufacturing–Conwed Plastics

A summary of results of operations for Conwed Plastics for the three years in the period ended December 31, 2012 is as follows (in thousands):

	2012	2011	2010
Revenues and other income	**$89,357**	$85,961	$87,073
Expenses:			
Cost of sales	**65,641**	65,312	64,614
Salaries and incentive compensation	**6,376**	6,092	6,493
Depreciation and amortization	**280**	301	327
Selling, general and other expenses	**5,607**	8,340	6,836
	77,904	80,045	78,270
Income before income taxes	**$11,453**	$ 5,916	$ 8,803

Conwed Plastics' revenues increased in 2012 as compared to 2011 primarily due to greater revenue in the erosion control market related to its third quarter acquisition of a lightweight netting business as well as a new customer in Europe. Revenues in 2012 also reflect declines in the packaging market principally due to the sale of Conwed Plastics' Mexican plant in 2011, and in the consumer products market due to certain customers carrying excess inventory into the current year and some of its products no longer being used in certain of its customers' products.

Conwed Plastics' revenues decreased in 2011 as compared to 2010, primarily reflecting declines in the housing, construction and filtration markets. The ongoing slump in the domestic housing and construction industries unfavorably impacted Conwed Plastics' revenues in 2011, and the drop in filtration product revenues in 2011 reflects greater sales during 2010 related to the 2010 gulf oil spill. In addition, revenues in some markets declined due to tighter inventory control by certain customers, loss of customers to competitors and general economic conditions. The turf, erosion control and agricultural markets reflect increased revenues during 2011, principally due to increases in market share and new customers.

The primary raw material in Conwed Plastics' products is a polypropylene resin, which is a byproduct of the oil refining process, whose price has historically fluctuated with the price of oil. Conwed Plastics' polypropylene resin costs were lower in 2012 as compared to 2011. The volatility of oil and natural gas prices along with current general economic conditions worldwide make it difficult to predict future raw material costs. The increase in gross margin during 2012 as compared to 2011 was primarily due to lower resin costs, changes in the product mix and greater sales volume. Gross margins declined in 2011 as compared to 2010 due to higher resin costs and changes in product mix.

Selling, general and other expenses in 2011 include losses of $1,404,000 related to the loss of a major customer and the sale of the plant in Mexico, and $634,000 of severance costs and professional fees related to employment matters.

Gaming Entertainment

A summary of results of operations for Premier for the three years in the period ended December 31, 2012 is as follows (in thousands):

	2012	2011	2010
Revenues and other income	**$119,339**	$117,238	$114,809
Expenses:			
Direct operating expenses	**88,127**	84,795	83,075
Interest	**–**	33	244
Salaries and incentive compensation	**2,487**	2,460	2,459
Depreciation and amortization	**12,882**	16,785	16,657
Selling, general and other expenses	**2,634**	549	14,533
	106,130	104,622	116,968
Income (loss) before income taxes	**$ 13,209**	$ 12,616	$ (2,159)

Premier's gaming revenues increased slightly during 2012 as compared to 2011, principally due to higher slot machine revenue. Gaming revenues for the entire Biloxi market were largely unchanged in 2012 as compared to the prior year. Premier's gaming revenues increased 3% in 2011 as compared to 2010, principally due to slot machine revenue, which increased due to customer loyalty programs and enhancements, offset in part by a larger amount of table game payouts. During 2011, overall gaming revenues for the entire Biloxi market declined slightly as compared to 2010.

The increase in direct operating expenses during 2012 as compared to 2011 primarily reflects greater costs for marketing and promotions, food and beverage, contract labor, employee benefits and insurance. The increase in direct operating expenses in 2011 as compared to 2010 primarily reflects greater marketing and promotional costs.

Depreciation and amortization expense decreased during 2012 as compared to 2011 principally due to certain assets becoming fully depreciated.

Selling, general and other expenses during 2012 include a charge of $568,000 relating to Hurricane Isaac, primarily for cleanup and repairs. Selling, general and other expenses for 2010 include a loss for the award of $11,200,000, including interest, to the former holders of Premier's bond debt as a result of a decision by the Bankruptcy Court for the Southern District of Mississippi. Premier filed a notice of appeal of the Bankruptcy Court's decision and no amounts were paid while the appeal was pending. In 2011, Premier entered into an agreement to settle the litigation with its former noteholders for $9,000,000. As a result, Premier reduced the liability for the award and credited selling, general and other expenses for $2,241,000 in 2011. All litigation with respect to Premier's chapter 11 restructuring has been settled.

Domestic Real Estate

A summary of results of operations for the domestic real estate segment for the three years in the period ended December 31, 2012 is as follows (in thousands):

	2012	2011	2010
Revenues and other income	**$ 10,925**	$96,501	$ 17,075
Expenses:			
Interest	**–**	34	2,034
Depreciation and amortization	**3,582**	3,461	6,163
Other operating expenses, including impairment charges described below	**19,238**	12,087	63,813
	22,820	15,582	72,010
Income (loss) before income taxes	**$(11,895)**	$80,919	$(54,935)

Pre-tax results for the domestic real estate segment are largely dependent upon the performance of the segment's operating properties, the current status of the Company's real estate development projects and non-recurring gains or losses recognized when real estate assets are sold. As a result, pre-tax results for this segment for any particular period is not predictable and does not follow any consistent pattern.

The Company did not have any major real estate sales during the last three years. Revenues and other income in 2010 include a gain of $1,200,000 for the favorable settlement of an insurance claim and a lawsuit.

Revenues and other income in 2011 period include a gain on forgiveness of debt of $81,848,000 related to the Myrtle Beach project. As is more fully discussed above, in January 2011 a subsidiary of the Company paid $19,275,000 to the lenders of the Myrtle Beach project in full satisfaction of the project's non-recourse indebtedness, which had a balance of $100,524,000 at December 31, 2010. The Company had previously recorded impairment charges for this project aggregating $114,900,000 (including $47,074,000 in 2010).

Other operating expenses include impairment charges for real estate projects of $4,171,000 and $2,357,000 in 2012 and 2010, respectively, in addition to charges related to the Myrtle Beach project. In 2012, operating expenses also include additional commissions at the Myrtle Beach project and a charge for the value of certain land that was contributed by this project.

Although there has been some recent improvement, residential property sales volume, prices and new building starts have remained low in many U.S. markets compared to historical standards, including markets in which the Company has real estate projects. The slowdown in residential sales was exacerbated by turmoil in the mortgage lending and credit markets, resulting in stricter lending standards and reduced liquidity for prospective home buyers. The Company has deferred its development plans for certain of its real estate development projects, and is not actively soliciting bids for its fully developed projects. The Company intends to wait for market conditions to improve before marketing certain of its projects for sale.

Medical Product Development

A summary of results of operations for Sangart for the three years in the period ended December 31, 2012 is as follows (in thousands):

	2012	2011	2010
Revenues and other income	**$ 377**	$ 378	$ 123
Expenses:			
Salaries and incentive compensation	**13,973**	12,415	9,710
Depreciation and amortization	**853**	845	870
Selling, general and other expenses	**30,514**	29,814	14,986
	45,340	43,074	25,566
Loss before income taxes	**$(44,963)**	$(42,696)	$(25,443)

Sangart's selling, general and other expenses include research and development costs of $17,580,000, $22,130,000 and $5,428,000 for the years ended December 31, 2012, 2011 and 2010, respectively. Research and development costs in 2011 include $10,000,000 related to a new patent license. Sangart's research and development costs exclusive of the new patent license increased in 2012 as compared to 2011, primarily due to increased clinical trial activity related to a larger Phase 2 clinical study of MP4OX in trauma patients. The increase in research and development costs in 2011 primarily related to preparation for and commencement of this larger Phase 2 clinical study, as well as the new patent license.

Sangart's results reflect charges (reductions) to selling, general and other expenses of $(4,447,000) and $261,000 in 2011 and 2010, respectively, related to share-based awards previously granted to a former officer. The fair value of these share-based awards increased during 2010 but declined during 2011; accordingly, in 2011 Sangart reduced the liability and credited selling, general and other expenses. Salaries and incentive compensation expense increased in 2012 and 2011 principally due to higher headcount.

Sangart is a development stage company that does not have any revenues from product sales. Sangart recently completed a Phase 2 clinical trial of MP4OX in 316 trauma patients. The primary efficacy goal of the study was not met, as the MP4OX treated group did not show a statistically significant improvement in the number of patients discharged and alive after 28 days as compared to the control group that received normal standard of care treatment. But clinically significant improvements were observed in some other measures of efficacy and no significant safety concerns were identified. Sangart is now evaluating plans for its next clinical trial of MP4OX in trauma patients. Sangart also recently completed a Phase 1b clinical trial of its MP4CO product in sickle cell disease patients not currently in crisis. Study results are considered to be successful and capable of supporting Sangart's plans to conduct a Phase 2 clinical study involving sickle cell disease patients in crisis. If this Phase 2 study was to be successful, Sangart would then have to conduct a Phase 3 clinical study in sickle cell patients. Completing these studies will take several years at substantial cost and until they are successfully completed, if ever, Sangart will not be able to request marketing approval and generate revenues from sales in either the trauma or the sickle cell disease markets.

In addition to obtaining requisite regulatory approvals for the manufacture and sale of MP4 products, including approval of a manufacturing facility which has yet to be built, Sangart would have to create sales, marketing and distribution capabilities prior to any commercial launch, either directly or in partnership with a service provider. In recent years, substantially all of the funding needed for MP4 development has come from the Company. Significant additional funding will be needed prior to regulatory approval and commercial launch; the Company is not committed to provide such funding and Sangart is currently exploring potential external sources of funding and support. The Company is unable to predict when, if ever, it will report operating profits for this segment.

Other Operations

A summary of results of operations for other operations for the three years in the period ended December 31, 2012 is as follows (in thousands):

	2012	2011	2010
Revenues and other income	**$ 69,620**	$ 69,038	$ 67,119
Expenses:			
Interest	**–**	1	12
Salaries and incentive compensation	**9,705**	8,930	8,445
Depreciation and amortization	**5,588**	5,605	4,094
Selling, general and other expenses	**99,141**	78,876	72,055
	114,434	93,412	84,606
Loss before income taxes	**$(44,814)**	$(24,374)	$(17,487)

Revenues and other income for 2012 and 2011 include $9,640,000 and $14,592,000, respectively, of increased revenues at the winery operations; substantially all of the 2012 increase and $9,628,000 of the 2011 increase results from the acquisition of Seghesio Family Vineyards in the second quarter of 2011. As discussed above, the Company's winery operations will be distributed to shareholders in February 2013. Other income for 2011 and 2010 includes $5,366,000 and $11,143,000, respectively, with respect to government grants to reimburse the Company for certain of its prior expenditures related to energy projects; such amounts were not significant in 2012. Revenues and other income for 2012 and 2011 also reflect $5,079,000 and $2,303,000, respectively, of less income from purchased delinquent credit card receivables, and for 2011 $4,540,000 of less income from a property rental business.

Selling, general and other expenses for 2012 include a charge of $20,000,000 for estimated potential losses related to a legal proceeding, which is discussed in Item 3, above. Selling, general and other expenses include $33,235,000, $33,606,000 and $26,776,000 for 2012, 2011 and 2010, respectively, related to the investigation and evaluation of energy projects (principally professional fees and other costs). Selling, general and other expenses for 2010 also reflect $4,326,000 for other operations' portion of a settlement charge in connection with the termination and settlement of the Company's frozen defined benefit pension plan, and a $3,000,000 charge for a settlement with certain insurance companies. The change in selling, general and other expenses for 2012 and 2011 as compared to the prior year also reflects $2,138,000 and $12,152,000, respectively, of greater costs at the winery operations, and for 2011 $1,412,000 of lower costs at the property rental business. Selling, general and other expenses also include charges of $1,513,000 in 2010 at the winery operations to reduce the carrying amount of wine inventory.

Corporate

A summary of results of operations for corporate for the three years in the period ended December 31, 2012 is as follows (in thousands):

	2012	2011	2010
Revenues and other income (including net securities gains)	**$1,259,624**	$906,480	$744,337
Expenses:			
Interest	**80,150**	111,672	121,285
Salaries and incentive compensation	**95,726**	41,425	60,464
Depreciation and amortization	**19,727**	23,296	20,979
Selling, general and other expenses	**85,936**	81,226	67,995
	281,539	257,619	270,723
Income before income taxes	**$ 978,085**	$648,861	$473,614

Net securities gains for Corporate aggregated $590,581,000, $641,480,000 and $179,494,000 for the years ended December 31, 2012, 2011 and 2010, respectively. Net securities gains include gains of $543,713,000, $628,197,000 and $94,918,000 for 2012, 2011 and 2010, respectively, resulting from the sale of the Company's investment in the common shares of Fortescue, and in 2010 include a gain of $66,200,000 from the sale of the Company's investment in LPH. Net securities gains are net of impairment charges of $2,461,000, $3,586,000 and $2,474,000 during 2012, 2011 and 2010, respectively. The Company's decision to sell securities and realize security gains or losses is generally based on its evaluation of an individual security's value at the time, the prospect for changes in its value in the future and/or the Company's liquidity needs. The decision could also be influenced by the status of the Company's tax attributes. The timing of realized security gains or losses is not predictable and does not follow any pattern from year to year.

Investment income declined $23,564,000 in 2012 as compared to 2011, principally due to decreased cash dividends of $12,462,000 paid on Fortescue's common shares and less investment income due to a smaller amount of fixed income securities. Investment income increased $23,008,000 in 2011 as compared to 2010, principally due to cash dividends of $13,726,000 paid on Fortescue's common shares and greater investment income due to a larger amount of fixed income securities.

Other income, which increased $427,607,000 in 2012 as compared to 2011 and decreased $322,851,000 in 2011 as compared to 2010, includes $116,809,000, $214,455,000 and $149,257,000 for 2012, 2011 and 2010, respectively, related to Fortescue's Pilbara iron ore and infrastructure project in Western Australia. Other income in 2012 includes a gain of $526,184,000 recognized on redemption of the FMG Note. Depreciation and amortization expenses include prepaid mining interest amortization related to the FMG Note of $6,942,000, $11,800,000 and $9,943,000 for 2012, 2011 and 2010, respectively, which was being amortized over time in proportion to the amount of ore produced. Other income in 2010 includes a gain on the sale of Las Cruces to Inmet of $383,369,000.

The decrease in interest expense primarily reflects the repurchases of certain of the Company's debt securities during each of the last three years.

For the years ended December 31, 2012, 2011 and 2010, salaries and incentive compensation includes accrued incentive bonus expenses of $71,238,000, $8,390,000 and $45,948,000, respectively, of which $37,028,000, $(2,059,000) and $21,400,000, respectively, related to the Company's Senior Executive Annual Incentive Bonus Plan. Bonus accruals under the Senior Executive Annual Incentive Bonus Plan are based on a percentage of pre-tax profits as defined in the plan. Other Corporate incentive bonuses are discretionary and not determined based on any mathematical formula. The Company recorded share-based compensation expense relating to grants made under the Company's senior executive warrant plan and the fixed stock option plan of $14,305,000, $23,019,000 and $4,067,000 in 2012, 2011 and 2010, respectively. The change in share-based compensation expense in 2012 and 2011 as compared to the prior year was principally due to the warrants granted under the Company's senior executive warrant plan in the second quarter of 2011, which were issued and vested 20% upon shareholder approval in the second quarter of 2011.

Selling, general and other expenses include expenses related to the repurchase of certain of the Company's debt securities of $24,154,000, $6,352,000 and $5,138,000 in 2012, 2011 and 2010, respectively. Selling, general and other expenses include costs for the investigation of investment opportunities and fees due for consummated transactions of $5,539,000, $18,820,000 and $3,377,000 in 2012, 2011 and 2010, respectively, including $14,834,000 related to the acquisition of National Beef in 2011. Selling, general and other expenses for 2010 include $8,403,000 for Corporate's portion of the defined benefit pension plan settlement charge and an impairment charge of $1,449,000 for a corporate aircraft. Selling, general and other expenses for 2012 and 2011 also reflect $2,003,000 of less severance expense and $1,342,000 of greater severance expense, respectively; $932,000 and $1,029,000 of higher corporate aircraft expense, respectively; and for 2011 $1,326,000 of increased insurance expense.

Income Taxes

As discussed above, the income tax provision for 2010 reflects a credit of $1,157,111,000 as a result of the reversal of a portion of the valuation allowance for the net deferred tax asset. The Company adjusted the valuation allowance since it believes it is more likely than not that it will have future taxable income sufficient to realize a substantial portion of the net deferred tax asset. The tax provision for 2012, 2011 and 2010 also includes state and foreign income taxes of $42,540,000, $32,256,000 and $20,743,000, respectively.

The Worker, Homeownership, and Business Assistance Act of 2009 provided taxpayers a special election for extended net operating loss carryback benefits, and with respect to any net operating loss for which the election was made, eliminated the limitation that applies to using the NOL to reduce alternative minimum taxable income. In 2010, the Internal Revenue Service provided additional guidance with respect to application of the law, and the Company made the election with respect to its 2008 NOL. As a result, approximately $830,000,000 of the NOLs referred to above can be used to fully offset federal minimum taxable income, and no federal regular or minimum income tax would be payable on such income. During 2010, the Company reversed deferred federal minimum tax liabilities which had been recorded in prior periods of $11,594,000 to income related to associated companies and $22,678,000 to accumulated other comprehensive income.

The income tax provision reflects the reversal of tax reserves aggregating $600,000 for the year ended December 31, 2010 as a result of the expiration of the applicable statute of limitations and the favorable resolution of various state and federal income tax contingencies.

Associated Companies

Income (losses) related to associated companies includes the following for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	2012	2011	2010
Jefferies	**$ 301,341**	$(668,282)	$157,873
Mueller	**30,018**	(6,093)	–
ACF	**–**	–	183,572
Berkadia	**38,026**	29,033	16,166
Garcadia companies	**31,738**	19,996	14,424
JHYH	**33,938**	11,211	20,053
Linkem	**(18,890)**	(2,243)	–
HomeFed	**1,891**	1,410	1,108
Las Cruces	**–**	–	(16,159)
Other	**1,946**	2,606	(2,016)
Income (losses) related to associated companies before income taxes	**420,008**	(612,362)	375,021
Income tax (expense) benefit	**(143,729)**	218,321	5,745
Income (losses) related to associated companies, net of taxes	**$ 276,279**	$(394,041)	$380,766

The Company elected the fair value option to account for its investments in Jefferies, Mueller and ACF, with changes in market values reflected directly in earnings. The Company sold its investment in Mueller in 2012 and ACF in 2010.

The Company owns approximately 31.4% of HomeFed, a California real estate development company, which it acquired in 2002. The Company's share of HomeFed's reported earnings fluctuates with the level of real estate sales activity at HomeFed's development projects.

The Company's equity investment in Las Cruces was sold in 2010.

Discontinued Operations

Oil and Gas Drilling Services

In October 2012, the Company sold Keen, recorded a pre-tax loss on sale of discontinued operations of $18,045,000 ($11,729,000 after taxes) and classified its historical operating results as a discontinued operation. Pre-tax income (losses) of Keen were $(5,344,000), $3,533,000 and $(13,937,000) for the years ended December 31, 2012, 2011 and 2010, respectively.

Domestic Real Estate

In August 2010, the Company sold its operating retail shopping center in Long Island, New York and recorded a pre-tax and after tax gain on sale of discontinued operations of $4,526,000. The Company has not classified this business' historical results of operations or its assets and liabilities as discontinued operations because such amounts were not significant.

Property Management and Services

In September 2010, the Company sold ResortQuest, recognized a pre-tax and after tax gain on sale of discontinued operations of $35,367,000 and classified its historical operating results as a discontinued operation. Pre-tax income of ResortQuest was $13,552,000 for the year ended December 31, 2010.

Telecommunications

In October 2010, the Company sold STi Prepaid, recognized a pre-tax and after-tax gain on sale of discontinued operations of $21,104,000 and classified its historical operating results as a discontinued operation. During 2011, additional final payments were received from the buyer and the Company recognized a gain from discontinued operations of $9,669,000. Pre-tax income of STi Prepaid was $1,863,000 for the year ended December 31, 2010.

Other Operations

During 2012, the Company sold its small Caribbean-based telecommunications provider for aggregate consideration of $27,509,000, net of working capital adjustments, and recognized a pre-tax gain on sale of discontinued operations of $11,696,000 ($7,602,000 after taxes). The Company has not classified this business' historical results of operations or its assets and liabilities as discontinued operations because such amounts were not significant.

In 2010 the Company classified its power production business that burns waste biomass to produce electricity as a held for sale discontinued operation and recorded a charge of $25,321,000 to reduce the carrying amount of the business to its fair value. Pre-tax income (losses) of this business, including the impairment charge, were $414,000, $(3,722,000) and $(36,917,000) for the years ended December 31, 2012, 2011 and 2010, respectively.

Other

During the years ended December 31, 2012, 2011 and 2010, the Company received distributions of $5,663,000, $4,690,000 and $11,640,000, respectively, from Empire, a subsidiary of the Company that had been classified as a discontinued operation in 2001 and fully written-off. For income tax purposes, the payments are treated as non-taxable distributions paid by a subsidiary.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The following includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

The Company's market risk arises principally from interest rate risk related to its investment portfolio and its borrowing activities and equity price risk.

The Company's investment portfolio is primarily classified as available for sale, and consequently, is recorded on the balance sheet at fair value with unrealized gains and losses reflected in equity. Included in the Company's available for sale investment portfolio are fixed income securities, which comprised approximately 71% of the Company's total investment portfolio at December 31, 2012. These fixed income securities are primarily rated "investment grade" or are U.S. governmental agency issued or U.S. Government-Sponsored Enterprises. The estimated weighted average remaining life of these fixed income securities was approximately 1.6 years at December 31, 2012. The Company's fixed income securities, like all fixed income instruments, are subject to interest rate risk and will fall in value if market interest rates increase. At December 31, 2011 fixed income securities comprised approximately 35% of the Company's total investment portfolio and had an estimated weighted average remaining life of 4.3 years.

Also included in the Company's available for sale investment portfolio are equity securities, which are recorded on the balance sheet at an aggregate fair value of $934,823,000 (aggregate cost of $560,012,000) and which comprised approximately 27% of the Company's total investment portfolio at December 31, 2012. The majority of this amount consists of the investment in Inmet common shares, which is carried at fair value of $823,757,000. The Company evaluates its investments for impairment on a quarterly basis.

The Company is also subject to price risk related to its investment in Jefferies for which it has elected the fair value option. At December 31, 2012, the investment in Jefferies is classified as investments in associated companies and carried at a fair value of $1,077,172,000.

The Company is subject to interest rate risk on its long-term fixed interest rate debt. Generally, the fair market value of debt securities with a fixed interest rate will increase as interest rates fall, and the fair market value will decrease as interest rates rise.

The following table provides information about the Company's financial instruments used for purposes other than trading that are primarily sensitive to changes in interest rates. For investment securities and debt obligations, the table presents principal cash flows by expected maturity dates. For the variable rate borrowings, the weighted average interest rates are based on implied forward rates in the yield curve at the reporting date. For securities and liabilities with contractual maturities, the table presents contractual principal cash flows adjusted for the Company's historical experience and prepayments of mortgage-backed securities.

For additional information, see Notes 6, 13 and 25 of Notes to Consolidated Financial Statements.

	Expected Maturity Date							
	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
	(Dollars in thousands)							
Rate Sensitive Assets:								
Available for Sale Fixed Income Securities:								
U.S. Government and agencies	$1,658,185	$ 1,030	$ 833	$ 674	$ 540	$ 2,250	$1,663,512	$1,663,512
Weighted-Average Interest Rate	.39%	3.36%	3.36%	3.36%	3.36%	3.37%		
U.S. Government-Sponsored Enterprises	$ 101,570	$85,146	$ 68,562	$ 56,206	$46,330	$237,114	$ 594,928	$ 594,928
Weighted-Average Interest Rate	2.76%	2.75%	2.71%	2.69%	2.67%	2.68%		
Other Fixed Maturities:								
Rated Investment Grade	$ 102,665	$27,684	$ 6,312	$ 618	$ 428	$ 921	$ 138,628	$ 138,628
Weighted-Average Interest Rate	3.21%	5.01%	2.68%	5.97%	5.97%	5.97%		
Rated Less Than Investment Grade/ Not Rated	$ 7,565	$ 4,407	$ 11,870	$ 375	$ –	$ –	$ 24,217	$ 24,217
Weighted-Average Interest Rate	7.31%	3.38%	3.02%	6.87%				
Rate Sensitive Liabilities:								
Fixed Interest Rate Borrowings	$ 793,665	$97,581	$455,405	$ –	$ –	$ –	$1,346,651	$1,437,532
Weighted-Average Interest Rate	3.89%	7.87%	8.13%					
Variable Interest Rate Borrowings	$ 38,609	$39,465	$ 40,447	$283,223	$ 5	$ 2,000	$ 403,749	$ 403,749
Weighted-Average Interest Rate	2.21%	2.37%	2.54%	2.85%	3.46%	4.01%		
Off-Balance Sheet Items:								
Unused Lines of Credit	$ –	$ –	$ –	$136,821	$ –	$ –	$ 136,821	$ 136,821
Weighted-Average Interest Rate	2.21%	2.37%	2.54%	2.85%				

Item 8. Financial Statements and Supplementary Data.

Financial Statements and supplementary data required by this Item 8 are set forth at the pages indicated in Item 15(a) below.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of disclosure controls and procedures

The Company's management evaluated, with the participation of the Company's principal executive and principal financial officers, the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), as of December 31, 2012. Based on their evaluation, the Company's principal executive and principal financial officers concluded that the Company's disclosure controls and procedures were effective as of December 31, 2012.

Changes in internal control over financial reporting

There has been no change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the Company's fiscal quarter ended December 31, 2012, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, the Company's management used the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our assessment and those criteria, management concluded that, as of December 31, 2012, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein in Item 8.

Item 9B. Other Information.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

As of February 14, 2013, the directors and executive officers of the Company, their ages, the positions with the Company held by each of them, the periods during which they have served in such positions and a summary of their recent business experience is set forth below.

Name and present position, if any, with the Company	Biographical information, including, age, position with the Company, business experience during the last five years and family relationships, if any
Ian M. Cumming	Mr. Cumming, 72, has served as a director and our Chairman of the Board since June 1978. Mr. Cumming is also a director of Skywest, Inc., a Utah-based regional air carrier and HomeFed; Mr. Cumming has an approximate 7.7% equity interest in HomeFed and a private charitable foundation, as to which Mr. Cumming disclaims beneficial ownership, has an approximate 2.2% equity interest in HomeFed. Mr. Cumming also serves as a director of Jefferies. Mr. Cumming previously served as a director and was Chairman of the Board of FINOVA and was a director of ACF, Fortescue and Mueller.
	Mr. Cumming serves on the Boards of HomeFed and Jefferies at the request of the Company, to oversee the Company's significant investment in each such company. Mr. Cumming has managerial and investing experience in a broad range of businesses through his more than 30 years as Chairman and Chief Executive Officer of the Company. He also has experience serving on the boards of directors and committees of both public and private companies.
Paul M. Dougan	Mr. Dougan, 75, has served as a director since May 1985. Mr. Dougan is a private investor. Until July 2004, he was a director and President and Chief Executive Officer of Equity Oil Company, a company engaged in oil and gas exploration and production.
	Mr. Dougan has managerial experience in the independent energy sector, particularly in connection with exploration of natural resources and development of energy related businesses and in real estate development. He also has experience serving on the boards of directors of both public and private companies. He has served on committees of the Company's Board of Directors.
Alan J. Hirschfield	Mr. Hirschfield, 77, has served as a director since April 2004. Mr. Hirschfield is a private investor and consultant. Mr. Hirschfield has held executive positions in the financial information services industry and the entertainment industry. He is a director and Chairman of the Audit Committee of Carmike Cinemas, Inc., a publicly traded motion picture exhibitor in the United States and is a director and Chairman of the Compensation Committee of Cantel Medical Corp., a publicly traded healthcare company. He was formerly a director of Interactive Data Corporation.
	Mr. Hirschfield has managerial experience in the media and entertainment sector, as well as in investment banking and real estate. He also has experience serving on the boards of directors of both public and private companies. He has served on committees of both public and private companies, including audit committees (serving as chair), as well as serving on the Company's Audit Committee.
James E. Jordan	Mr. Jordan, 68, has served as a director since February 1981. Mr. Jordan is a private investor. He was the Managing Director of Arnhold and S. Bleichroeder Advisers, LLC, a privately owned global investment management company from July 2002 to June 2005. Mr. Jordan is a director of the First Eagle family of mutual funds, JZ Capital Partners Limited, a Guernsey registered investment trust company and Alpha Andromeda Investment Trust S.A., an asset management company based in Athens, Greece.

Name and present position, if any, with the Company	Biographical information, including, age, position with the Company, business experience during the last five years and family relationships, if any
	Mr. Jordan has managerial experience in the financial sector, particularly in the area of asset management both in the U.S. and foreign markets. He also has experience serving on the boards of directors of both public and private companies. He has served on committees of the Company's Board of Directors, including serving as Chair of the Company's Nominating and Corporate Governance Committee and formerly serving as Chair of the Company's Audit Committee.
Jeffrey C. Keil	Mr. Keil, 69, has served as a director since April 2004. Mr. Keil is a private investor who had been President and a director of Republic New York Corporation and Vice Chairman of Republic National Bank of New York from 1984 to 1996. Mr. Keil is currently a director of a privately held trust company, the non-executive chairman of a privately held registered investment advisor and a director of a privately held wealth manager. Since January 2012, Mr. Keil has served on the Board of Directors of The St. Joe Company, the business of which is residential and commercial real estate, rural land sales and forestry. Mr. Keil was formerly a director of Presidential Life Insurance Company and Anthracite Capital, Inc., a specialty real estate finance company. Mr. Keil has managerial experience in the domestic and international banking sector, as well as in real estate and investing. He also has experience serving on the boards of directors of both public and private companies. He has served on committees of both public and private companies, including audit committees, as well as serving as Chair of the Company's Audit Committee
Barbara L. Lowenthal	Ms. Lowenthal, 58, is a Vice President and Comptroller of the Company. Ms. Lowenthal, a certified public accountant, has served as a Vice President and Comptroller of the Company since April 1996.
Thomas A. Mara	Mr. Mara, 66, is an Executive Vice President of the Company. Mr. Mara joined the Company in April 1977 and was elected Vice President of the Company in May 1977. He has served as Executive Vice President of the Company since May 1980 and as Treasurer of the Company from January 1993 to May 2007. In addition, he is a director of Inmet and previously served as a director and Chief Executive Officer of FINOVA.
Jesse Clyde Nichols, III	Mr. Nichols, 73, has served as a director since June 1978. Mr. Nichols is a private investor. He was President, from May 1974 through 2000, of Nichols Industries, Inc., a diversified holding company. Mr. Nichols has managerial experience in the manufacturing sector. He also has experience serving on the boards of directors of both public and private companies. He has served on committees of the Company's Board of Directors, as well as serving as Chair of the Company's Compensation Committee.
Rocco J. Nittoli	Mr. Nittoli, 54, is a Vice President and Treasurer of the Company. Mr. Nittoli joined the Company in September 1997, and has served in a variety of capacities at the Company's subsidiaries and as Treasurer of the Company since May 2007, and as a Vice President of the Company since September 2007.
Joseph M. O'Connor	Mr. O'Connor, 37, is a Vice President of the Company. Mr. O'Connor joined the Company in August 2001 and has served as a Vice President of the Company since May 2007.
Joseph A. Orlando	Mr. Orlando, 57, is a Vice President and Chief Financial Officer of the Company. Mr. Orlando, a certified public accountant, has served as Chief Financial Officer of the Company since April 1996 and as a Vice President of the Company since January 1994.

Name and present position, if any, with the Company	Biographical information, including, age, position with the Company, business experience during the last five years and family relationships, if any
Michael Sorkin	Mr. Sorkin, 69, has served as a director since May 2009. He has served as Vice Chairman of Global Financial Advisory Division, London, of N M Rothschild & Sons Limited since 2001. Mr. Sorkin serves on the Board of Directors of Almar Plc., a private company that distributes watches, watchstraps and associated products. In addition, between 2002 and 2011, Mr. Sorkin served as a non-executive director of St. James's Place PLC, a company engaged in wealth management services. Mr. Sorkin was formerly a director of JZ Equity Partners Plc. Mr. Sorkin has management and strategic experience in international investment banking and the financial services sector. He also has experience advising companies on international transactions, and has served on the boards of directors of both public and private companies.
Joseph S. Steinberg	Mr. Steinberg, 69, has served as a director since December 1978 and as our President since January 1979. Mr. Steinberg is Chairman of the Board of HomeFed; Mr. Steinberg has an approximate 8.6% equity interest in HomeFed, trusts for the benefit of Mr. Steinberg's children have an approximate .8% equity interest in HomeFed, a private charitable trust, as to which Mr. Steinberg disclaims beneficial ownership, has an approximate .5% equity interest in HomeFed and a private trust, as to which Mr. Steinberg disclaims beneficial ownership, has an approximate .3% equity interest in HomeFed. Mr. Steinberg is also a director of Jefferies. Mr. Steinberg serves on the Boards of HomeFed and Jefferies at the request of the Company, to oversee the Company's significant investment in each such company. Mr. Steinberg previously served as a director of Mueller, Fortescue, FINOVA, White Mountains Insurance Group and Jordan Industries Inc. Mr. Steinberg has managerial and investing experience in a broad range of businesses through his more than 30 years as President and a director of the Company. He also has experience serving on the boards of directors and committees of both public and private companies.
Justin R. Wheeler	Mr. Wheeler, 40, is a Vice President and Chief Operating Officer of the Company. Mr. Wheeler joined the Company in March 2000, has served in a variety of capacities in the Company's subsidiaries and has been a Vice President of the Company since October 2006 and Chief Operating Officer of the Company since March 2012. In addition, Mr. Wheeler serves as a director of INTL FCStone Inc. and previously was a director of ACF.

Audit Committee

The Board of Directors has a standing Audit Committee, established in accordance with the requirements of the SEC. The Board of Directors has adopted a charter for the Audit Committee, which is available on our website, www.leucadia.com. The Audit Committee consists of Messrs. Keil (Chairman), Dougan, Hirschfield, Jordan and Nichols. The Board has determined that each of Messrs. Keil and Hirschfield is independent in accordance with SEC Rule 10A-3 and is qualified as an audit committee financial expert within the meaning of regulations of the SEC, thereby satisfying the financial expertise requirement of the listing standards of the NYSE, and that each member of the Audit Committee is financially literate.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC. Based solely upon a review of the copies of the forms furnished to us and written representations from our reporting persons, we believe that during the year ended December 31, 2012, all of our executive officers and directors filed the required reports on a timely basis.

Code of Practice

We have a Code of Business Practice, which is applicable to all directors, officers and employees of the Company, and includes a Code of Practice applicable to our principal executive officers and senior financial officers. Both the Code of Business Practice and the Code of Practice are available on our website. We intend to post amendments to or waivers from our Code of Practice applicable to our principal executive officers and senior financial officers on our website.

Item 11. Executive Compensation.

Compensation Discussion & Analysis

Introduction

Our principal executive officers, Ian M. Cumming and Joseph S. Steinberg, in consultation with the Compensation Committee, establish our compensation philosophy and executive compensation program. The Compensation Committee determines and approves the compensation of Messrs. Cumming and Steinberg, including bonus compensation under the 2003 Senior Executive Annual Incentive Bonus Plan, as amended (the "Bonus Plan"), and makes recommendations to the Board of Directors, in consultation with Messrs. Cumming and Steinberg, with respect to the compensation of the other executive officers of the Company including those named in the Summary Compensation Table (the "Senior Executive Officers" and together with Mr. Cumming and Mr. Steinberg, the "Named Executive Officers").

Compensation Objectives and Philosophy

Our compensation philosophy is based upon rewarding our executive officers for current and past contributions, performance and dedication and providing incentives for superior long-term performance. We continue to believe that there should be a strong link between pay and performance for both the Company and the individual. Accordingly, a large percentage of annual compensation consists of discretionary bonus compensation. This ensures that compensation paid to an executive reflects the individual's specific contributions during the year, the level and degree of complexity involved in his/her contributions to the Company and the Company's overall performance.

In determining the compensation of our Named Executive Officers for 2012, the Compensation Committee, together with Messrs. Cumming and Steinberg considered the Company's excellent financial performance and the enhanced performance by the executives.

Role of Principal Executive Officers in Compensation Decisions

In determining executive compensation, the Compensation Committee works with Messrs. Cumming and Steinberg. Each year Messrs. Cumming and Steinberg meet with the Compensation Committee to report their recommendations for the prior year's bonus and current year's salary levels for the Senior Executive Officers.

Setting Executive Compensation

In determining compensation for our Senior Executive Officers, neither the Compensation Committee nor Messrs. Cumming and Steinberg rely on any specific formula, benchmarking or pre-determined targets. In making their recommendations to the Compensation Committee, Messrs. Cumming and Steinberg focus primarily on their subjective determination of the performance of the individual executive officer, as well as on the performance of the Company and general economic conditions.

In considering executive compensation, Messrs. Cumming and Steinberg take into account the dedication, institutional knowledge and significant contributions (which may involve restructuring newly acquired enterprises or managing and maximizing the value of existing or potential businesses and investments, the success of which may not be evident for several years) that our executive officers bring to the Company, as well as the status of the Company's investments.

Messrs. Cumming and Steinberg report their compensation proposals to the Compensation Committee for its consideration and recommendation to the full Board of Directors for its approval.

The Compensation Committee noted the results of the say-on-pay advisory vote at the Company's 2012 Annual Meeting, but determined not to make any changes to the Company's executive compensation program during the year, concluding that taken as a whole it continues to provide a competitive pay-for-performance package that effectively incentivizes executives and retains them for the long term.

Elements of Compensation

In an effort to reflect our compensation philosophy and keep our compensation program as straightforward as possible, in 2012 our compensation package for Named Executive Officers consisted of four basic elements:

(1) base salary;

(2) annual bonus compensation (which for Messrs. Cumming and Steinberg has historically been governed by our shareholder approved Bonus Plan discussed below);

(3) long-term incentives in the form of stock options granted pursuant to our shareholder approved Amended and Restated 1999 Stock Option Plan (the "Option Plan"), for executive officers other than Messrs. Cumming and Steinberg, and warrants granted in 2011 to Messrs. Cumming and Steinberg pursuant to our shareholder approved 2011 Senior Executive Warrant Plan (the "2011 Warrant Plan"); and

(4) retirement benefits pursuant to our Savings and Retirement Plan and Deferred Compensation Retirement Plan.

Other elements of compensation include medical and life insurance benefits available to employees generally. Additionally, certain perquisites may be available to executive officers that are not available to other employees generally. See "Other Benefits; Executive Perquisites" below.

Each element of compensation has a different purpose. Salary and bonus payments are designed mainly to reward current and past performance. Stock options and warrants are primarily designed to provide strong incentive for superior long-term future performance and are directly linked to shareholders' interests because the value of the awards will increase or decrease based upon the future price of the Company's common shares. Retirement benefits are designed to provide employees with income after they retire, and the Company's annual contribution is determined based upon a combination of an employee's age and years of service.

Other than Messrs. Cumming and Steinberg, none of our executive officers is a party to an employment agreement with the Company, although Messrs. Mara, Orlando and Wheeler each are party to retention agreements with the Company, as described below.

Base Salary

Base salary is consistent with the executive's office and level of responsibility, with annual salary increases that generally amount to a small percentage of the executive's prior base salary, primarily reflecting cost of living increases. However, individual annual salary increases may be significant to reflect an executive's increase in office and/or responsibility. Base salary of executive officers other than Messrs. Cumming and Steinberg is determined by the Board of Directors after considering the recommendation of the Compensation Committee in consultation with Messrs. Cumming and Steinberg. Base salary of Messrs. Cumming and Steinberg is based upon their employment agreements discussed in greater detail below.

Short-Term Incentives – Annual Bonus Compensation

Bonus compensation of executive officers, other than Messrs. Cumming and Steinberg, is determined by the Board on the basis of recommendations made by the Compensation Committee upon consultation with Messrs. Cumming and Steinberg based on their subjective assessment of an executive's performance and the Company's performance.

Bonus Compensation for Messrs. Cumming and Steinberg is determined by the Compensation Committee principally pursuant to the terms of the Bonus Plan, although the Compensation Committee may award bonuses to Messrs. Cumming and Steinberg in addition to the amounts provided under the Bonus Plan. The Bonus Plan provides for an annual incentive bonus to each of Messrs. Cumming and Steinberg in an amount equal to 1.35% of the audited pre-tax earnings of the Company and its consolidated subsidiaries for each year through 2014, subject to reduction by the Compensation Committee, in its sole discretion.

Additionally, in 2012 all employees of Leucadia National Corporation (but not all subsidiaries) received an annual discretionary year-end bonus equal to 3% of base salary.

Long-Term Incentives – Stock Options

By means of our Option Plan, we seek to retain the services of persons now holding key positions and to secure the services of persons capable of filling the positions. From time to time, stock options may be awarded which, under the terms of the Option Plan, permit the executive officer or other employee to purchase common shares of the Company, after vesting, at not less than the fair market value of the common shares on the date of grant of the stock option. Since employees only realize a gain if the price of the common shares increases during the period of the option, shareholder and executive officer interests are aligned. Options granted to executive officers generally become exercisable at the rate of 20% per year, commencing approximately one year after the date of grant. As with base salary and bonuses, the amount of stock options awarded to an executive officer is not based on any specific formula, but rather on a subjective assessment of the executive's level and performance, as well as the date and extent of prior option grants. Options are granted to executive officers by the Compensation Committee upon the recommendation of Messrs. Cumming and Steinberg. Options are not granted according to a set schedule; however, since 2000 the Compensation Committee has granted options every other year. Options are priced at the closing price on the date of grant and are not granted to precede the announcement of favorable information.

Long-Term Incentives – Warrants

Although Messrs. Cumming and Steinberg are eligible to participate in our Option Plan, they have never received stock options; instead Messrs. Cumming and Steinberg have received shareholder approved warrants, most recently in 2011, when shareholders approved our 2011 Warrant Plan pursuant to which Messrs. Cumming and Steinberg were each granted warrants to purchase 2,000,000 common shares at an exercise price of $33.84 (105% of the closing price per common share on the grant date). These warrants vest at a rate of 20% per year, commencing on May 16, 2011 (the date shareholder approval was received) and thereafter on March 7th of each of 2012, 2013, 2014 and 2015. At December 31, 2012, the closing price of a common share of the Company was $23.79 per share, significantly below the per share exercise price of the 2011 Warrants.

Clawback Policy

Recognizing that regulations with respect to clawback policies as mandated by the Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010 (the "Dodd-Frank Act") have yet to be promulgated, the Company has provided that with respect to bonuses under the Bonus Plan and options and warrants granted since enactment of the Dodd-Frank Act, the Company has the right to enforce all obligations related to the options and warrants and the common shares issuable thereunder that may be imposed by the rules and regulations of the SEC, the listing standards of the NYSE, or other applicable laws relating to the implementation of the clawback provisions of the Dodd-Frank Act.

Retirement Benefits Pursuant to Our Savings and Retirement Plan and Deferred Compensation Retirement Plan, and with Respect to Eligible Employees, the Frozen Defined Benefit Pension Plan

Savings and Retirement Plan

We and certain of our affiliated companies currently maintain a Savings and Retirement Plan for certain of our employees and employees of these affiliated companies. Participants in the Savings and Retirement Plan may make before-tax and/or after-tax contributions to the plan and we will match a portion of an eligible participant's before-tax contributions. The Savings and Retirement Plan also provides a contribution for eligible participants determined on the basis of age and service with potential contributions ranging from 2% of eligible compensation up to 16% of eligible compensation (the "Profit Sharing Benefit"). Eligible compensation for the Profit Sharing Benefit for 2012 was limited to $250,000. Beginning in 2009, eligible employees earning more than $130,000 in the previous fiscal year were no longer eligible to participate in the Profit Sharing Benefit portion of the Savings and Retirement Plan (although they still are eligible to make salary reduction contributions and to receive matching contributions under the Savings and Retirement Plan). As a result, on January 1, 2009, we established the Leucadia National Corporation Deferred Compensation Retirement Plan, which allows such employees the opportunity to receive an employer contribution based on age and years of service.

The Savings and Retirement Plan is intended to qualify under the provisions of Section 401 of the Code.

Deferred Compensation Retirement Plan

Effective January 1, 2009, we established the Leucadia National Corporation Deferred Compensation Retirement Plan ("Deferred Compensation Plan"), which allows participating employees with compensation in excess of $130,000 the opportunity to receive an employer contribution ranging from 2% of eligible compensation up to 16% of eligible compensation. Contributions are determined on the basis of age and years of service. The Deferred Compensation Plan does not provide for employee contributions. The Deferred Compensation Plan is designed as a non-qualified deferred compensation plan and is intended to meet the requirements of Section 409A of the Code. Senior executives who are eligible to participate in the Deferred Compensation Plan are not eligible to receive the Profit Sharing Benefit under the Savings and Retirement Plan. Separate accounts are maintained for each participant and participants may direct the investment of their account. Accounts under the Deferred Compensation Plan are subject to the same rules for contribution and investment timing, investment transaction accounting, and investment changes applied to the accounts of all employees participating in the Savings and Retirement Plan. Distributions are made upon retirement, separation from service, death, disability or Change in Control (as defined in the Deferred Compensation Plan). In-Service distributions are available in the case of unforeseeable emergency. Lump sum payments to specified employees (as such term is defined in Code Section 409A(a)(2)(B)(i)) will not be made until six months and one day following a separation from service. All Named Executive Officers are fully vested in their benefit under the Deferred Compensation Plan.

Other Benefits; Executive Perquisites

Medical and life insurance benefits are available to employees generally.

Under our employment agreements with Messrs. Cumming and Steinberg, we have agreed to carry at our expense term life insurance policies on their lives in the amount of $1,000,000 each, payable to the beneficiaries as each of Messrs. Cumming and Steinberg shall designate. Additionally, Messrs. Cumming and Steinberg each may use the Company's aircraft for non-business purposes, subject to the limitations set forth in their employment agreements. See "Employment Agreements" below. The incremental costs of any such aircraft usage are reported as other compensation in the Summary Compensation Table below.

Certain of our executive officers receive the use of Company owned cars and certain related benefits. The incremental costs of any personal use by the Named Executive Officers are reported as other compensation in the Summary Compensation Table below. The Company also pays for the parking expenses of one of our executive officers.

Stock Ownership Requirements

We do not have a formal stock ownership requirement; however, our Named Executive Officers beneficially own approximately 19.4% of our outstanding common shares, as reflected in the Present Beneficial Ownership of Common Shares table below.

Compensation of Senior Executive Officers (executive officers other than Ian M. Cumming and Joseph S. Steinberg)

On December 18, 2012, the Company's Board of Directors, upon the recommendation of the Compensation Committee in consultation with Messrs. Cumming and Steinberg, approved annual salary increases (effective January 1, 2013) and discretionary 2012 cash bonuses for each of the Company's Senior Executive Officers.

Discretionary cash bonus compensation of our Senior Executive Officers is determined based upon the subjective assessment of an executive's and the Company's performance, given the varied nature of the Company's businesses. Bonuses are subjective and are not based upon any formula or the application of any mathematical criteria. Discretionary bonuses for 2012 were significantly higher than those determined for 2011, reflecting the improved performance of the Company in 2012, particularly the realized gains resulting from the sales of Fortescue's common shares and the redemption of the FMG Note, and the disposition of the Company's interests in Mueller, Keen and its Caribbean-based telecommunications provider. The Compensation Committee also considered annual performance reviews completed by each executive officer for the year, which provide Messrs. Cumming and Steinberg with each executive's own assessment of his or her achievements for the year.

In evaluating each executive's performance, Messrs. Cumming and Steinberg take into account the individual contributions to the current and future operations of the Company made by the Senior Executive Officers and place significant emphasis on whether the executive's performance has increased the long-term value of the Company, rather than on short-term gains. Messrs. Cumming and Steinberg also recognize that the current efforts of its executive officers may not result in operating profits for many years in the future.

Bonuses can vary widely from year to year, reflecting the Company's profitability and the activities of the Company for that year. For example, in years in which the Company is making significant acquisitions or dispositions, Messrs. Cumming and Steinberg are likely to consider the executive's contribution to that effort (assuming his or her job responsibilities include acquisition and/or disposition activities or oversight) and in years in which the Company is actively engaged in restructuring operating companies, Messrs. Cumming and Steinberg are likely to consider the executive's contribution to these efforts (assuming his or her job responsibilities include operations-related activities or oversight). Messrs. Cumming and Steinberg also consider the executive's contribution to analyses that results in avoiding investments that do not meet the Company's investment criteria and are not consummated.

For 2012, Messrs. Cumming and Steinberg considered Mr. Mara's senior leadership role in the Company, his extensive efforts with the Company's investment in Inmet and its several energy related projects, as well as his leadership and contributions to due diligence and negotiation efforts in acquisition opportunities.

For Mr. Orlando, for 2012, Messrs. Cumming and Steinberg principally considered his senior leadership role in the Company, his outstanding efforts on behalf of the Company in connection with the pending strategic combination with Jefferies and the pending spinoff of Crimson, his management skills in coordinating the accounting operations of the Company's multiple and varied operations, contributions to due diligence and negotiation efforts in acquisition opportunities and oversight of the Company's public reporting and income tax filings.

For Mr. Wheeler, for 2012, Messrs. Cumming and Steinberg considered the excellent job he has done as Chief Operating Officer of the Company, his contributions to due diligence and negotiation efforts in acquisition opportunities, and his involvement in the Jefferies transaction. As the Company's Chief Operating Officer, he is responsible for overseeing the Company's varied operating companies and investments, as well as the sale of the Company's interests in Mueller, Keen and its Caribbean-based telecommunications provider.

After considering all of the foregoing, Messrs. Cumming and Steinberg made their recommendations to the Compensation Committee for its review and approval. Thereafter, the Compensation Committee made its recommendation to the Board of Directors.

As discussed under "Elements of Compensation – *Long-Term Incentives – Stock Options,*" as with base salary and bonuses, the amount of stock options awarded to the Senior Executive Officers is not based on any specific formula, but rather on a subjective assessment of the executive's level and performance, including the recommendations of Messrs. Cumming and Steinberg, as well as the date and extent of prior option grants. The Compensation Committee believes option grants, when made, should generally be in amounts consistent with prior year's option grants, unless there are significant changes in the executive's performance level or responsibility, or some other factor that would warrant a decision by the Compensation Committee to alter the size of the grant. Although options are not granted according to a set schedule, since 2000 the Compensation Committee has granted options to key employees every other year. The options vest and become exercisable in five equal annual installments, commencing approximately one year from the grant date.

On December 13, 2012, in conjunction with the Compensation Committee's recommendation to the Board of Directors with respect to the annual salary increases and discretionary 2012 bonuses for the Senior Executive Officers, options to purchase common shares of the Company were granted at an exercise price of $23.22 per share to certain key employees, including options to purchase 100,000 common shares to each of the Senior Executive Officers. Vesting of these options will begin on January 2, 2014.

For all of our Senior Executive Officers, in determining the size of any option grant or whether to increase or decrease the size of grant from the prior grant, the Compensation Committee considers subjective factors such as any changes in responsibility, the general nature of the executive's performance, the executive's contributions, and previous option grants. The Compensation Committee may also consider the total compensation package or any changes thereto. In determining the option award made to each Senior Executive Officer in December 2012, the Compensation Committee did not identify any factors that warranted an adjustment to the size of the option grant from that made in 2010 and 2008. In accordance with the terms of the Option Plan, all options were granted at the NYSE closing price on the date of grant.

Retention Agreements

On March 1, 2010, upon the recommendation of Messrs. Cumming and Steinberg and the Compensation Committee, the Board authorized a retention agreement with Mr. Wheeler. On June 22, 2010, the Board authorized a retention agreement with each of Messrs. Mara and Orlando. The retention agreements provide for a payment of $2,500,000 to Mr. Wheeler and $2,750,000 to each of Messrs. Mara and Orlando if, at any time through March 1, 2015 for Mr. Wheeler and through June 15, 2015 for Messrs. Mara and Orlando, neither Mr. Cumming nor Mr. Steinberg is the Chief Executive Officer of the Company and such executive terminates his employment within six months of such event. The agreements contain a two year non-compete and non-solicitation clause. Messrs. Cumming and Steinberg recommended these arrangements in view of their concern that the Senior Executive Officers might consider the pursuit of other opportunities and their belief that these arrangements would be an effective retention tool.

Compensation of Messrs. Cumming and Steinberg

The Compensation Committee determines and approves, in conjunction with the Board of Directors, the annual compensation of Mr. Cumming, our Chairman of the Board, and Mr. Steinberg, our President. The base compensation of Messrs. Cumming and Steinberg is set pursuant to employment agreements between the Company and each of Messrs. Cumming and Steinberg expiring June 30, 2015. See "Employment Agreements and Elements of Post-Termination Compensation and Benefits." The base salaries of Messrs. Cumming and Steinberg provided for in the current employment agreements initially were determined by the Compensation Committee in 1994 and increase annually in July of each year only to reflect annual cost of living increases pursuant to the terms of their respective employment agreements.

Messrs. Cumming and Steinberg are also eligible to receive bonus compensation under the Bonus Plan. The Bonus Plan directly links the annual incentive bonus of Messrs. Cumming and Steinberg with our earnings, while providing the Compensation Committee with the flexibility to reduce amounts to be paid under the Bonus Plan. The Bonus Plan, as amended in May 2006 pursuant to shareholder approval, provides for annual incentive bonuses to be paid to each of Messrs. Cumming and Steinberg in an amount equal to 1.35% of our audited consolidated pre-tax earnings for each of the fiscal years through 2014. The amount of the annual incentive bonus awarded to Messrs. Cumming and Steinberg in any given year is subject to reduction by the Compensation Committee, in its sole discretion. Payments under the Bonus Plan are made in cash following written certification by the Compensation Committee as to the amount of the annual incentive bonus for any given year. Historically, amounts awarded to Messrs. Cumming and Steinberg, if any, under the Bonus Plan were determined and approved by the Compensation Committee each year following the annual meeting of shareholders. In anticipation of the expected increase in income tax rates effective in 2013, in December 2012, the Compensation Committee considered an award of a partial bonus to Messrs. Cumming and Steinberg under the Bonus Plan, as described below.

The Bonus Plan is designed so that the cash bonuses awarded under the plan will qualify as "performance-based compensation" under Section 162(m) of the Code. See "Accounting and Tax Matters."

In May 2012, following the 2012 Annual Meeting of Shareholders, the Compensation Committee awarded performance bonuses for 2011 of $1,073,763 to each of Messrs. Cumming and Steinberg under the Bonus Plan. This amount was the maximum amount awardable under the Bonus Plan.

As previously reported, the Compensation Committee awarded performance bonuses under the Bonus Plan for 2009 and 2010 to each of Ian M. Cumming, Chairman of the Board of the Company, and Joseph S. Steinberg, President of the Company. For each of those years, the Compensation Committee certified an amount under the Bonus Plan that exceeded the amount actually paid for such year to Mr. Cumming and Mr. Steinberg. In doing so, the Compensation Committee exercised its discretion to pay out less than the maximum amount certified as having been earned under the Bonus Plan for each such year, instead choosing to reconsider, at an appropriate time in the future, whether to pay any of the remaining portion of the 2009 bonus and/or the 2010 bonus (an aggregate of $9,021,089 for each of Mr. Cumming and Mr. Steinberg) (each, the "Remaining Bonus"), retaining full discretion to consider all relevant and appropriate facts when determining whether to award some or all of the Remaining Bonus to each of Mr. Cumming and Mr. Steinberg. On December 3, 2012, the Compensation Committee awarded the Remaining Bonus to each of Mr. Cumming and Mr. Steinberg, taking into consideration the Company's expected performance during 2012 and the likely increase in the tax rates that would have applied to this bonus had it been paid in 2013. The Compensation Committee intends to consider an additional 2012 bonus for Messrs. Cumming and Steinberg at their meeting to be held after this Form 10-K has been filed.

Upon consummation of the Jefferies Merger, Mr. Cumming will retire from his positions with the Company and its subsidiaries, although he will remain a director of the Company. The Board of Directors and Mr. Cumming have agreed upon the financial and other terms of Mr. Cumming's retirement from the Company, including the payment of the maximum bonus payable for 2012 under the Bonus Plan (which has been fully accrued), without reduction as the Compensation Committee would otherwise have had the discretion to make. See "Item 13. Certain Relationships and Related Transactions and Director Independence" below. There is no similar agreement for Mr. Steinberg, who will become Chairman of the Board of the Company and will continue to work as a full time employee of the Company upon consummation of the Jefferies Merger.

Employment Agreements and Elements of Post-Termination Compensation and Benefits

Employment Agreements

We have employment agreements with Messrs. Cumming and Steinberg that provide for Mr. Cumming's employment as our Chairman of the Board and Chief Executive Officer and for Mr. Steinberg's employment as our President in each case through June 30, 2015 at annual salaries of $794,797 (as of July 1, 2012), subject to annual cost of living adjustments effective July 1 of each year, plus any additional compensation as may be authorized by the Board of Directors. Although their employment agreements entitle Messrs. Cumming and Steinberg to participate in all of our incentive plans and those of our subsidiaries and affiliated companies, they do not participate in any of those plans. We have also agreed to carry at our expense term life insurance policies on their lives in the amount of $1,000,000 each, payable to the beneficiaries as each of Messrs. Cumming and Steinberg shall designate. Additionally, their employment agreements entitle Messrs. Cumming and Steinberg, for as long as the Company has corporate-owned aircraft for business use, and subject to the availability of such aircraft, to the personal use of such aircraft, provided that the incremental cost to the Company does not exceed $1,500,000 per year for each of Messrs. Cumming and Steinberg. Their employment agreements also provide that the Company will provide Messrs. Cumming and Steinberg with the use of suitable cars.

Under the employment agreements, if there is an Initiating Event (as defined below) and (A) either the employment of Messrs. Cumming or Steinberg is terminated by us (other than for Cause (as defined below) or pursuant to the end of the term of the employment agreement or due to the death or disability of Messrs. Cumming or Steinberg) or (B) Messrs. Cumming or Steinberg terminates his employment within one year of certain occurrences, such as the appointment or election of another person to his office, the aggregate compensation and other benefits to be received by Mr. Cumming or Mr. Steinberg for any twelve full calendar months falling below 115% of the amount received by him during the comparable preceding twelve-month period, or a change in the location of his principal place of employment, Messrs. Cumming or Steinberg will receive a Severance Allowance equal to the remainder of the aggregate annual salary, as adjusted for increases in the cost of living, commencing on the date of termination and terminating at the close of business on June 30, 2015 (the "Severance Period"). In addition, we or our successors will continue to (1) pay an amount equal to what Messrs. Cumming or Steinberg would have received under any pension plan of the Company had they continued to be an active, full-time employee of the Company during the Severance Period and (2) to carry the $1,000,000 term life insurance policies payable to the beneficiaries of Messrs. Cumming and Steinberg through the Severance Period.

An "Initiating Event" includes the consolidation or merger of the Company with or into another corporation or other reorganization of the Company, any of which results in a change in control of the Company; the sale of all or substantially all of the assets of the Company; or the acquisition, directly or indirectly, by any person, of beneficial ownership of more than fifty percent of the outstanding voting securities of the Corporation. "Cause" is defined as the commission of any act of gross negligence in the performance of duties or obligations to the Company or any of its subsidiary or affiliated companies, or the commission of any material act of disloyalty, dishonesty or breach of trust against the Company or any of its subsidiary or affiliated companies.

Additionally, in the event of (1) the death of Messrs. Cumming or Steinberg (as the case may be); or (2) in the event of the termination of the agreement by the Company because of physical or mental disability of either Messrs. Cumming or Steinberg (as the case may be), Messrs. Cumming or Steinberg or either of their personal representatives shall be entitled to receive the following compensation prorated through the end of the month in which death or such termination occurs: (a) base salary; (b) any additional compensation authorized by the Board of Directors; and (c) any annual cost of living adjustments to base compensation required by the employment agreements. Thereafter, the Company has no other obligations under the employment agreements, other than to pay any accrued and/or vested employee benefits, such as pursuant to any retirement, disability, profit sharing, stock options, cash or stock bonus or other plan or arrangement.

During the term of the agreements, any renewals or extensions of the agreements, and for a period of six months following termination of employment with the Company, Messrs. Cumming and Steinberg shall not, without the prior written approval of the Board of Directors of the Company solicit any customers or clients of the Company or solicit any employees of the Company.

Shareholders Agreement

Under the Shareholders Agreement among the Company, Ian M. Cumming and Joseph S. Steinberg, as amended as of May 16, 2006 (the "Shareholders Agreement"), the Company has agreed to repurchase up to 55% of the interest of each of Messrs. Cumming and Steinberg in the common shares of the Company upon the death of each of Mr. Cumming and Mr. Steinberg. The Company will use all available proceeds from the life insurance policies held by the Company on the life of each of Messrs. Cumming and Steinberg, up to a maximum of $125,000,000, to fulfill this purchase obligation. We currently maintain insurance on the life of each of Messrs. Cumming and Steinberg in the aggregate face amount of $125,000,000 for Mr. Cumming and $123,500,000 for Mr. Steinberg for this purpose, the premiums for which aggregated approximately $3,300,000 in 2012.

The Shareholders Agreement provides that Messrs. Cumming's and Steinberg's interests in the Company will be valued at the higher of the average closing price of the common shares on the NYSE for the 40 trading days preceding the date of death or the net book value of the common shares at the end of the fiscal quarter preceding the date of death. The Shareholders Agreement extends through June 30, 2018.

Retirement Benefits Agreement

Pursuant to a retirement benefits agreement between Mr. Cumming and the predecessor to Leucadia Financial Corporation ("Leucadia Financial"), a wholly owned subsidiary of Leucadia National Corporation, upon Mr. Cumming's retirement, he will be entitled to receive $10,000 per year for a period of ten years immediately following the date of his retirement or until his death, whichever occurs first. If Mr. Cumming should die during the ten year period, Leucadia Financial will pay $10,000 per year to Mr. Cumming's designees or to his estate, until the expiration of the ten-year period. This agreement was initially entered into in 1977, before Leucadia Financial became a subsidiary of the Company.

Accounting and Tax Matters

The cost of all share-based payments to employees, including grants of employee stock options and warrants is recognized in the financial statements based on their fair values. The cost is recognized as an expense over the vesting period of the award. Under the provisions of Section 162(m) of the Code, we would not be able to deduct compensation to our executive officers whose compensation is required to be disclosed for any year in excess of $1,000,000 per year unless the compensation was within the definition of "performance-based compensation" or meets certain other criteria. To qualify as "performance-based compensation," in addition to certain other requirements, compensation generally must be based on achieving certain pre-established objective performance criteria or standards that precludes the exercise of discretion to increase the amount of compensation payable upon the attainment of the performance goal. We believe that ordinarily it is in our best interest to retain maximum flexibility in our compensation programs to enable us to appropriately reward, retain and attract the executive talent necessary to our success. To the extent these goals can be met with compensation that is designed to be deductible under Section 162(m) of the Code, such as the Option Plan and the Bonus Plan, the compensation plans will be used. However, the Compensation Committee and the Board of Directors recognize that, in appropriate circumstances, compensation that is not deductible under Section 162(m) of the Code may be paid in the Compensation Committee's discretion, weighing factors such as the benefit to the Company in giving bonuses deserved by executives outweighing the loss of any potential tax deduction. Additionally, given the Company's available net operating loss carryforwards, we believe that any loss of deductions as a result of such compensation may not be material. The Bonus Plan does not permit modification to the performance goals, and as a result, additional shareholder approval of the performance goals is not required under the tax rules.

COMPENSATION COMMITTEE REPORT

We have reviewed and discussed with the Company's management the above Compensation Discussion and Analysis ("CD&A"). Based upon the reviews and discussions, we have recommended to the Board of Directors that the CD&A be included in this Form 10-K.

Compensation Committee
Jesse Clyde Nichols, III (Chairman)
Paul M. Dougan
James E. Jordan

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus[1]	Option Awards[3]	All Other Compensation[4]	Total
Ian M. Cumming,	2012	$783,222	$9,044,933[2]	$ –	$744,788[5][6]	$10,572,943
Chairman of the Board	2011	$764,140	$1,096,913	$26,697,578	$692,343	$29,250,974
	2010	$752,688	$2,885,696	$ –	$829,136	$ 4,467,520
Joseph S. Steinberg,	2012	$783,222	$9,044,933[2]	$ –	$908,711[6][7]	$10,736,866
President	2011	$764,140	$1,096,913	$26,697,578	$660,270	$29,218,901
	2010	$752,688	$2,885,696	$ –	$818,195	$ 4,456,579
Thomas E. Mara,	2012	$380,000	$5,011,400	$ 594,813	$ 85,736[8]	$ 6,071,949
Executive Vice President	2011	$371,000	$ 761,130	$ –	$ 98,437	$ 1,230,567
	2010	$364,000	$3,610,920	$ 919,264	$121,095	$ 5,015,279
Joseph A. Orlando,	2012	$346,000	$5,010,380	$ 594,813	$ 69,608[9]	$ 6,020,801
Vice President and	2011	$338,000	$1,010,140	$ –	$ 68,908	$ 1,417,048
Chief Financial Officer	2010	$331,000	$2,809,930	$ 919,264	$ 47,854	$ 4,108,048
Justin R. Wheeler,	2012	$314,000	$4,009,420	$ 594,813	$134,621[10]	$ 5,052,854
Vice President and	2011	$306,000	$1,849,180	$ –	$105,402	$ 2,260,582
Chief Operating Officer	2010	$300,000	$3,849,000	$ 1,759,868	$724,427	$ 6,633,295

(1) Includes an annual year-end bonus based on a percentage of salary paid to all employees of Leucadia National Corporation (but not all subsidiaries) of $23,844 for each of Messrs. Cumming and Steinberg, $11,400 for Mr. Mara, $10,380 for Mr. Orlando and $9,420 for Mr. Wheeler.

(2) As previously reported, the Compensation Committee awarded performance bonuses under the Bonus Plan for 2009 and 2010 to each of Mr. Cumming and Mr. Steinberg. For each of those years, the Compensation Committee certified an amount under the Bonus Plan that exceeded the amount actually paid for such year to Mr. Cumming and Mr. Steinberg. In doing so, the Compensation Committee exercised its discretion to pay out less than the maximum amount certified as having been earned under the Bonus Plan for each such year, instead choosing to reconsider, at an appropriate time in the future, whether to pay any of the remaining portion of the 2009 bonus and/or the 2010 bonus (an aggregate of $9,021,089 for each of Mr. Cumming and Mr. Steinberg) (each, the "Remaining Bonus"), retaining full discretion to consider all relevant and appropriate facts when determining whether to award some or all of the Remaining Bonus to each of Mr. Cumming and Mr. Steinberg. This amount was awarded to each of Messrs. Cumming and Steinberg in December 2012 and is reflected in the table above. An additional bonus for 2012 for Messrs. Cumming and Steinberg will be considered by the Compensation Committee at their meeting to be held following the filing of this Form 10-K.

(3) This column represents the grant date fair value of warrants granted to each of Messrs. Cumming and Steinberg in 2011 and stock options granted to each of Messrs. Mara, Orlando and Wheeler in 2010 and 2012, all in accordance with generally accepted accounting principles ("GAAP"). For information on the valuation assumptions with respect to the grants made in 2012, 2011 and 2010, refer to Note 15 of Notes to Consolidated Financial Statements contained herein.

The calculation of the fair values of the warrants and options included in this table is determined in accordance with GAAP and is not necessarily reflective of the compensation actually realized by the holder upon exercise, which could differ substantially from the determined amounts reported in this table. For example, warrants granted to each of Messrs. Cumming and Steinberg in 2006 were determined to have a fair value at the time of grant of $18,782,991 for each of Messrs. Cumming and Steinberg, which was recognized as an expense in the Company's consolidated statements of operations in accordance with GAAP. However, when those warrants were exercised on a cashless basis in February 2011, the actual value received by each of Messrs. Cumming and Steinberg was $8,582,017.

(4) Certain items included in this column (including personal use of corporate aircraft and company cars, parking expenses, directors fees, and life insurance premiums) are currently taxable to the Named Executive Officer. The amount of taxable income for the individual is determined pursuant to Internal Revenue Service rules which may differ from the amounts reflected in this column.

(5) Consists of non-cash compensation of $427,996, valued at the incremental cost to the Company, for Mr. Cumming's personal use of corporate aircraft, directors fees for service at the request of or on behalf of the

Company paid in cash or securities of $265,250 (stock awards are valued as reflected in the issuer's proxy statement) and contributions made by the Company to the Deferred Compensation Plan on behalf of Mr. Cumming of $37,500. This column also includes the annual premium on a $1,000,000 term life insurance policy paid by the Company and contributions made by the Company to the Savings and Retirement Plan on behalf of Mr. Cumming, none of which exceeded the greater of $25,000 or 10% of the total amount of these benefits for Mr. Cumming.

(6) The calculation of the incremental cost to the Company for personal use of company aircraft consists of the incremental costs incurred as a result of personal flight activity, including fuel expense, repairs and maintenance, flight crew meals and lodging. Incremental costs do not include depreciation, hanger rent, insurance, flight crew salaries and benefits and any other expense that would have been incurred regardless of whether there was any personal use of Company aircraft.

(7) Consists of non-cash compensation, valued at the incremental cost to the Company, for Mr. Steinberg's personal use of corporate aircraft of $587,471, net of a $297,403 voluntary reimbursement to the Company made by Mr. Steinberg toward corporate aircraft usage, directors fees for service at the request of or on behalf of the Company paid in cash or securities of $267,394 (stock awards are valued as reflected herein) and contributions made by the Company to the Deferred Compensation Plan on behalf of Mr. Steinberg of $37,500. This column also includes the annual premium on a $1,000,000 term life insurance policy paid by the Company and contributions made by the Company to the Savings and Retirement Plan on behalf of Mr. Steinberg, none of which exceeded the greater of $25,000 or 10% of the total amount of these benefits for Mr. Steinberg.

(8) Consists of directors fees for service at the request of or on behalf of the Company paid in cash of $39,749 (certain director fees were received in Canadian dollars and converted into U.S. dollars using the closing exchange rates on the date each payment was received) and contributions made by the Company to the Deferred Compensation Plan on behalf of Mr. Mara of $37,500. This column also includes expenses related to Mr. Mara's personal use of a Company car including parking, and contributions made by the Company to the Savings and Retirement Plan on behalf of Mr. Mara, none of which exceeded the greater of $25,000 or 10% of the total amount of these benefits for Mr. Mara.

(9) Consists of contributions made by the Company to the Deferred Compensation Plan on behalf of Mr. Orlando of $27,500. This column also includes director fees for service at the request of or on behalf of the Company paid in cash and Mr. Orlando's personal use of a Company car, and contributions made by the Company to the Savings and Retirement Plan on behalf of Mr. Orlando, none of which exceeded the greater of $25,000 or 10% of the total amount of these benefits for Mr. Orlando.

(10) Consists of directors fees for service at the request of or on behalf of the Company paid in cash or securities of $110,055. This column also includes Mr. Wheeler's personal use of a Company car and contributions made by the Company to the Deferred Compensation Plan and the Savings and Retirement Plan on behalf of Mr. Wheeler, none of which exceeded the greater of $25,000 or 10% of the total amount of these benefits for Mr. Wheeler.

Grants of Plan-Based Awards in 2012

This table provides information about equity awards granted to the Named Executive Officers in 2012 under our Option Plan.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#) [1]	Exercise or Base Price of Option Awards ($/sh)[2]	Grant Date Fair Value of Stock and Option Awards[3]
Thomas E. Mara	12/13/12	100,000	$23.22	$594,813
Joseph A. Orlando	12/13/12	100,000	$23.22	$594,813
Justin R. Wheeler	12/13/12	100,000	$23.22	$594,813

(1) This column shows the number of common shares issuable under options granted in 2012. The options vest and become exercisable in five equal installments beginning on January 2, 2014.

(2) This column shows the exercise price for the stock options granted, which was the closing price of the Company's common stock on the date of grant.

(3) This column shows the fair value of stock options granted to the Senior Executive Officers in 2012. The fair value was determined in accordance with GAAP on the grant date, and is being recognized as an expense over the vesting period.

Outstanding Equity Awards at Fiscal Year-End 2012

This table provides information on the holdings of option awards or warrants by the Named Executive Officers at December 31, 2012. This table includes exercisable and unexercisable options or warrants. The options vest and become exercisable in five equal annual installments, commencing approximately one year from the grant date. For Mr. Cumming and Mr. Steinberg, the warrants vest in five equal installments which commenced on May 16, 2011, the date of shareholder approval, and thereafter on March 7th of each subsequent year.

		Option Awards			
		Number of Securities Underlying Unexercised Options		Option Exercise Price	Option Expiration Date
Name	Grant Date	Exercisable	Unexercisable		
Ian M. Cumming	3/7/11	800,000	1,200,000	$33.84	3/7/16
Joseph S. Steinberg	3/7/11	800,000	1,200,000	$33.84	3/7/16
Thomas E. Mara	12/13/12[1]	–	100,000	$23.22	1/2/19
	12/6/10[2]	20,000	80,000	$27.54	1/3/17
	10/22/08[3]	40,000	20,000	$27.88	10/22/14
Joseph A. Orlando	12/13/12[1]	–	100,000	$23.22	1/2/19
	12/6/10[2]	20,000	80,000	$27.54	1/3/17
	10/22/08[3]	80,000	20,000	$27.88	10/22/14
Justin R. Wheeler	12/13/12[1]	–	100,000	$23.22	1/2/19
	12/6/10[2]	20,000	80,000	$27.54	1/3/17
	3/1/10[4]	40,000	60,000	$24.37	3/1/16
	10/22/08[3]	80,000	20,000	$27.88	10/22/14

(1) Vesting of these options will begin on January 2, 2014.

(2) Vesting of these options began on January 2, 2012.

(3) Vesting of these options began on October 22, 2009.

(4) Vesting of these options began on March 1, 2011.

Option Exercises and Stock Vested in Fiscal 2012

No stock options were exercised by the Named Executive Officers during 2012.

Benefits Under The Company's Non-Qualified Deferred Compensation Retirement Plan

The following table shows the benefits that the Named Executive Officers are entitled to receive under our Non-Qualified Deferred Compensation Retirement Plan. As described in the CD&A, the Non-Qualified Deferred Compensation Retirement Plan was established January 1, 2009. The table reflects the contributions made by the Company and earnings during 2012. The plan does not provide for employee contributions. All Named Executive Officers are fully vested in their benefits. Earnings are based on the directed investment options of the Named Executive Officers.

Name	Registrant Contributions in Last Fiscal Year[1]	Aggregate Earnings (Losses) in Last Fiscal Year[2]	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year End
Ian M. Cumming	$37,500	$23,348	$ –	$196,291
Joseph S. Steinberg	$37,500	$21,790	$ –	$186,276
Thomas E. Mara	$37,500	$ 7,968	$ –	$166,076
Joseph A. Orlando	$27,500	$14,765	$ –	$134,518
Justin R. Wheeler	$ 7,500	$ 2,560	$ –	$ 37,728

(1) All amounts are included in the Summary Compensation Table in All Other Compensation.

(2) Earnings and losses are based upon the investment direction of the Named Executive Officer.

Director Compensation

Directors who are also our employees do not receive remuneration for services as a member of the Board of Directors or any committee of the Board of Directors.

The annual retainer paid to the Company's non-employee directors is $120,000 and meeting fees are $1,000 ($1,500 if a committee chairman). Additionally, members of the Audit Committee receive $15,000 annually and the Chairman of the Audit Committee receives an annual fee of $20,000.

Under the terms of the Option Plan, each non-employee director will automatically be granted options to purchase 2,000 common shares on the date on which the annual meeting of our shareholders will be held each year. The purchase price of the common shares covered by the options will be the fair market value of the common shares on the date of grant. These options become exercisable at the rate of 25% per year commencing one year after the date of grant. As a result of this provision, options to purchase 2,000 common shares at an exercise price of $21.99 per common share were awarded to each of Messrs. Dougan, Hirschfield, Jordan, Keil, Nichols and Sorkin on May 15, 2012.

The Company reimburses directors for reasonable travel expenses incurred in attending board and committee meetings.

This table sets forth compensation paid to the non-employee directors during 2012.

Name	Fees Earned or Paid in Cash[1]	Option Awards[2]	Total
Paul M. Dougan	$160,167	$15,748	$175,915
Alan J. Hirschfield	$150,167	$15,748	$165,915
James E. Jordan	$159,217	$15,748	$174,965
Jeffrey C. Keil	$162,850	$15,748	$178,598
Jesse Clyde Nichols, III	$164,017	$15,748	$179,765
Michael Sorkin	$125,000	$15,748	$140,748

(1) This column reports the amount of cash compensation earned in 2012 for Board and committee service.

(2) This column represents the grant date fair value of stock options granted to each director in 2012 determined in accordance with GAAP. For information on the valuation assumptions with respect to the grants made in 2012, refer to Note 15 to our consolidated financial statements contained herein.

Potential Payments upon Termination of Employment

The following information describes and quantifies (where possible) certain compensation that would become payable under then existing agreements and plans if the Named Executive Officer's employment had terminated on December 31, 2012, other than for Cause (as defined in the applicable agreement or plan).

We have employment agreements with Messrs. Cumming and Steinberg which require payments under certain circumstances. As described in the CD&A, under the employment agreements, if there is an Initiating Event and (A) either the employment of Messrs. Cumming or Steinberg is terminated by us other than for Cause (or pursuant to the end of the term of the employment agreement or due to the death or disability of Messrs. Steinberg or Cumming) or (B) Messrs. Cumming or Steinberg terminates his employment within one year of certain occurrences each of Messrs. Cumming and Steinberg would be entitled to a severance allowance of approximately $2,100,000, which is equal to the remainder of their aggregate salary, as adjusted for annual increases in the cost of living, commencing on December 31, 2012 and terminating at the close of business on June 30, 2015 (the "Severance Period"). This amount would be paid in the same manner in which the executive's salary was paid by the Company immediately prior to termination of employment. In determining this amount, we have assumed a consistent annual cost of living increase of 3% (the actual annual cost of living increase effective July 2012). The Company would also be obligated to make annual contributions to our Savings and Retirement Plan and Deferred Compensation Retirement Plan based on the severance allowance during the Severance Period (aggregating approximately $130,000 for each of Mr. Cumming and Mr. Steinberg). Additionally, the Company would be obligated to continue to carry at our expense term life insurance policies on the lives of Messrs. Cumming and Steinberg in the amount of $1,000,000 each until June 30, 2015, payable to the beneficiaries as each of Messrs. Cumming and Steinberg shall designate. If Mr. Cumming or Mr. Steinberg were to die during the Severance Period, the payments due under the employment agreements would terminate at the end of the month in which death occurs.

If the termination had resulted from the death or disability of Mr. Cumming or Mr. Steinberg, no additional salary payments would be required under the employment agreements. Thereafter, the Company would have no other obligation under the employment agreements, other than to pay any accrued and/or vested employee benefits under the retirement plans and the warrants.

Under the Shareholders Agreement between the Company and Messrs. Cumming and Steinberg, which is described in the CD&A, should the death of Messrs. Cumming and Steinberg have occurred on December 31, 2012, the Company would have been obligated to repurchase common shares from either of their estates in an amount equal to the life insurance proceeds received by the Company upon their death, not to exceed $125,000,000 for each estate. The Company currently is the beneficiary on life insurance policies in the aggregate face amount of $125,000,000 for Mr. Cumming and $123,500,000 for Mr. Steinberg.

On December 31, 2012, under the 2011 Warrant Plan, the 1,200,000 unvested common shares for each of Messrs. Cumming and Steinberg would have vested upon the death of Messrs. Cumming and Steinberg. Since the exercise price of the warrants exceeded their market price at that date, the warrants would have had no aggregate intrinsic value. The 2011 Warrant Plan does not provide for any other circumstances for acceleration of vesting upon termination of employment.

For a description of the Savings and Retirement Plan, see the CD&A. Under this plan, termination of employment does not accelerate amounts payable.

For amounts payable under the Deferred Compensation Retirement Plan upon the retirement, termination, change in control, death, or disability of a Named Executive Officer, see the "Benefits Under The Company's Non-Qualified Deferred Compensation Retirement Plan" table as well as the description of this plan in the CD&A. Payments will accelerate upon a Change in Control (as defined in the plan).

For amounts payable to Mr. Cumming under a retirement benefits agreement, see the CD&A. Under this agreement, upon Mr. Cumming's retirement, payments will commence.

None of the Senior Executive Officers is a party to an employment agreement. However, under the terms of the Option Plan, the time within which to exercise vested options will be extended in accordance with the Option Plan, but not beyond the expiration date of the Option, for a period of either three months or one year, depending on the triggering event; these triggering events do not result in any acceleration of any unvested Options. For the number of Options exercisable by each Senior Executive Officer as of December 31, 2012 see the Outstanding Equity Awards at Fiscal Year-End table.

Upon the occurrence of an Extraordinary Event of the Company (as defined in the Option Plan, including a change in control of the Company) all then outstanding stock options that have not vested or become exercisable will immediately become exercisable. Had an Extraordinary Event occurred on December 31, 2012, Mr. Mara, Mr. Orlando and Mr. Wheeler would have received $57,000 each for their outstanding previously unvested stock options (determined by multiplying (A) the spread between the $23.79 per common share closing price on December 31, 2012 and the per common share exercise price for each option by (B) the number of common shares covered by previously unvested options).

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Present Beneficial Ownership of Common Shares

Set forth below is certain information as of February 14, 2013, with respect to the beneficial ownership of common shares, determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by (1) each person who, to our knowledge, is the beneficial owner of more than 5% of our outstanding common shares, which is our only class of voting securities, (2) each director and nominee for director, (3) each of the executive officers named in the Summary Compensation Table under "Executive Compensation," (4) charitable foundations established by Mr. Cumming and (5) all of our executive officers and directors as a group. Unless otherwise stated, the business address of each person listed is c/o Leucadia National Corporation, 315 Park Avenue South, New York, New York 10010.

Name and Address of Beneficial Owner	Number of Shares and Nature of Beneficial Ownership	Percent of Class
Group consisting of Fairholme Capital Management, L.L.C., Fairholme Funds, Inc. and Bruce R. Berkowitz (a)(b)	17,924,656	7.3%
Ian M. Cumming	22,559,313(c)(d)	9.2%
Paul M. Dougan	24,050(e)	*
Alan J. Hirschfield	45,000(f)	*
James E. Jordan	129,750(f)	*
Jeffrey C. Keil	20,000(f)	*
Thomas E. Mara	80,000(g)	*
Jesse Clyde Nichols, III	207,324(h)	*
Joseph A. Orlando	121,080(i)	*
Michael Sorkin	3,000(j)	*
Joseph S. Steinberg	24,713,471(d)(k)	10.1%
Justin R. Wheeler	182,758(l)	*
Cumming Foundation	183,210(m)	*
Cumming Philanthropic Organization	101,666(n)	*
Joseph S. and Diane H. Steinberg 1992 Charitable Trust	330,000(o)	0.1%
All directors and executive officers as a group (14 persons)	48,301,534(p)	19.5%

* Less than .1%.

(a) The business address of these beneficial owners is c/o Fairholme Capital Management, L.L.C., 4400 Biscayne Boulevard, 9th Floor, Miami, Florida 33137.

(b) Based upon a Schedule 13G filed February 14, 2013, by Fairholme Capital Management, L.L.C., Fairholme Funds, Inc. and Bruce R. Berkowitz (together, "Fairholme"), other than 139,147 common shares beneficially owned by Mr. Berkowitz (the "Berkowitz shares"), the securities reported in Fairholme's Schedule 13G are owned by various investment vehicles managed by Fairholme Capital Management, L.L.C. ("FCM"). FCM and Fairholme Funds, Inc. disclaim beneficial ownership of the common shares reported by them in Fairholme's Schedule 13G; Mr. Berkowitz disclaims beneficial ownership of all of the common shares reported in Fairholme's Schedule 13G, other than the Berkowitz shares.

(c) Includes 216,000 (less than .1%) common shares beneficially owned by Mr. Cumming's wife, as to which Mr. Cumming may be deemed to be the beneficial owner and 1,200,000 (.5%) common shares which Mr. Cumming has the right to acquire upon exercise of warrants. Also includes 5,846,610 shares pledged as collateral for a line of credit.

(d) Messrs. Cumming and Steinberg have an oral agreement pursuant to which they will consult with each other as to the election of a mutually acceptable Board of Directors of the Company.

(e) Includes 5,000 common shares that may be acquired upon the exercise of stock options and 300 (less than .1%) common shares owned by Mr. Dougan's wife as to which Mr. Dougan disclaims beneficial ownership.

(f) Includes 5,000 common shares that may be acquired upon the exercise of stock options.

(g) Includes 80,000 common shares that may be acquired upon the exercise of stock options.

(h) Includes 4,500 common shares that may be acquired upon the exercise of stock options and 129,402 (less than .1%) common shares held by a revocable trust for Mr. Nichols' benefit in a managed account, 23,164 (less than .1%) common shares beneficially owned by Mr. Nichols' wife (directly and indirectly through a majority owned company) and 15,018 shares held by a trust for the benefit of Mr. Nichols' minor children as to which Mr. Nichols may be deemed to be the beneficial owner.

(i) Includes 120,000 common shares that may be acquired upon the exercise of stock options.

(j) Includes 3,000 common shares that may be acquired upon the exercise of stock options.

(k) Includes 139,200 (less than .1%) common shares beneficially owned by Mr. Steinberg's wife and daughter, 18,762,394 (7.7%) common shares held by corporations that are wholly owned by Mr. Steinberg, or held by corporations that are wholly owned by family trusts as to which Mr. Steinberg has sole voting and dispositive control, or held by such trusts, 2,339,712 (1.0%) common shares held in a trust for the benefit of Mr. Steinberg's children as to which Mr. Steinberg may be deemed to be the beneficial owner and 1,200,000 (.5%) common shares which Mr. Steinberg has the right to acquire upon exercise of warrants.

(l) Includes 180,000 common shares that may be acquired upon the exercise of stock options.

(m) Mr. Cumming is a trustee and President of the foundation and disclaims beneficial ownership of the common shares held by the foundation.

(n) Mr. Cumming is a director and President of Cumming Philanthropic Organization and disclaims beneficial ownership of the common shares held by the organization.

(o) Mr. Steinberg and his wife are the trustees of the charitable trust. Mr. Steinberg and his wife disclaim beneficial ownership of the common shares held by the charitable trust.

(p) Includes 300 common shares owned of record by the spouses of certain directors of the Company, as to which each such director disclaims beneficial ownership; 2,400,000 common shares that may be acquired by Messrs. Cumming and Steinberg pursuant to the exercise of warrants; 27,500 common shares that may be acquired by directors pursuant to the exercise of stock options; and 550,000 common shares that may be acquired by certain officers pursuant to the exercise of stock options.

As of February 14, 2013, Cede & Co. held of record 197,797,177 shares (approximately 80.9% of the total number of common shares outstanding). Cede & Co. held such shares as a nominee for broker-dealer members of The Depository Trust Company, which conducts clearing and settlement operations for securities transactions involving its members.

As described herein, our common shares are subject to transfer restrictions that are designed to reduce the possibility that certain changes in ownership could result in limitations on the use of our significant tax attributes. Our certificate of incorporation contains provisions that generally restrict the ability of a person or entity from acquiring ownership (including through attribution under the tax law) of 5% or more of our common shares and the ability of persons or entities now owning 5% or more of our common shares from acquiring additional common shares. Shareholders (and prospective shareholders) are advised that, under the tax law rules incorporated in these provisions, the acquisition of even a single common share may be proscribed under our certificate of incorporation, given (among other things) the tax law ownership attribution rules as well as the tax law rules applicable to acquisitions made in coordination with or in concert with others. The restriction will remain until the earliest of (a) December 31, 2024, (b) the repeal of Section

382 of the Internal Revenue Code of 1986, as amended (the "Code") (or any comparable successor provision) and (c) the beginning of our taxable year to which these tax attributes may no longer be carried forward. The restriction may be waived by our Board of Directors. Shareholders are advised to carefully monitor their ownership of our common shares and consult their own legal advisors and/or us to determine whether their ownership of our common shares approaches the proscribed level. Based upon discussions with Fairholme, we believe that the beneficial ownership (determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934) of common shares by Fairholme as reflected in the table above is not in violation of the transfer restrictions contained in our certificate of incorporation.

Equity Compensation Plan Information

The following table summarizes information regarding the Company's equity compensation plans as of December 31, 2012. All outstanding awards relate to the Company's common shares.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	6,577,500	$30.81	731,205
Equity compensation plans not approved by security holders	–	–	–
Total	6,577,500	$30.81	731,205

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Policies and Procedures with Respect to Transactions with Related Persons

The Board has adopted a written policy for the review, approval and ratification of transactions that involve "related persons" and potential conflicts of interest (the "Related Person Transaction Policy").

The Related Person Transaction Policy applies to the following individuals (each a "Related Person"): each director and executive officer of the Company; any nominee for election as a director of the Company; any security holder who is known to own of record or beneficially more than five percent of any class of the Company's voting securities; any immediate family member of any of the foregoing persons; and any corporation, firm, association or their entity in which one or more directors of the Company are directors or officers (other than where serving as such at the request of the Company), or have a substantial financial interest (other than through the Company). Any equity interest in any corporation, firm, association or other entity received by any director or executive officer of the Company as a result of his serving as a director or executive officer of another entity at the request of the Company is not deemed to be a substantial financial interest in such other entity for purposes of the Related Person Transaction Policy.

Under the Related Person Transaction Policy, a Related Person Transaction is defined as a transaction or arrangement involving a Related Person in which the Company is a participant or that would require disclosure in the Company's filings with the SEC as a transaction with a Related Person.

Under the Related Person Transaction Policy, Related Persons must disclose to the Audit Committee any potential Related Person Transactions and must disclose all material facts with respect to such interest. All Related Person Transactions will be reviewed by the Audit Committee and, in its discretion, approved or ratified. In determining whether to approve or ratify a Related Person Transaction the Audit Committee will consider the relevant facts and circumstances of the Related Person Transaction which may include factors such as the relationship of the Related Person with the Company, the materiality or significance of the transaction to the Company and the Related Person, the business purpose and reasonableness of the transaction, whether the transaction is comparable to a transaction that could be available to the Company on an arms-length basis, and the impact of the transaction on the Company's business and operation. Related Person Transactions involving amounts exceeding $120,000 or more are disclosed below in accordance with the rules of the SEC.

Related Person Transactions

The Company is party to a Services Agreement with each of Messrs. Cumming and Steinberg, each dated as of January 1, 2004, pursuant to which the Company has agreed to provide certain services for Messrs. Cumming and Steinberg and/or their affiliated entities, if such services are requested. Such services include accounting and cash management services and tax services and, with respect to Mr. Steinberg, transportation services. Mr. Steinberg paid the Company $255,000 for services rendered by the Company in 2012 under his agreement and has advanced the Company $94,500 for services to be rendered by the Company in 2013. Mr. Cumming did not receive any services under his Services Agreement in 2012 and does not expect to receive any services in the future; accordingly, he has not advanced the Company any funds for future services.

Mr. Steinberg's brother, Morton M. Steinberg, is a senior counsel in the law firm DLA Piper LLP (US), a member of DLA Piper, a global legal services organization whose members have offices in more than thirty countries. Morton M. Steinberg does not have an ownership interest in DLA Piper. During 2012, the Company paid approximately $2,140,000 in aggregate fees to such firm for legal services rendered to the Company. This amount represents less than .2% of all fees received by DLA Piper LLP (US) in 2012.

In November 2012, the Company and Mr. Cumming agreed to a Memo of Terms with respect to the financial and other terms of Mr. Cumming's retirement, effective upon consummation of the Jefferies Merger, from all of positions with the Company and its subsidiaries, including as Chairman and Chief Executive Officer of the Company. In accordance with the Memo of Terms, the Company agreed, among other things: (i) to an immediate cash payment of $1,250,211; (ii) to continue until June 30, 2015, to allow Mr. Cumming the personal use without charge of the Company's aircraft, subject to availability; provided that the incremental cost of such use shall not exceed, for any year ending June 30, the average of Mr. Cumming's personal usage for 2010, 2011 and 2012 (and usage in excess of such expense shall be reimbursed by Mr. Cumming at the Company's incremental cost); (iii) to the payment of the maximum bonus payable under the Bonus Plan for the fiscal year ending December 31, 2012, without reduction; (iv) that Mr. Cumming may purchase the "office block" located in Salt Lake City, Utah for fair market value as determined by appraisal; (v) that Mr. Cumming may purchase such other miscellaneous non-operational assets from the Company as agreed to with the Company for fair market value as determined by appraisal; (vi) to continue until June 30, 2015, the $1 million of life insurance policy payable to Mr. Cumming's designated beneficiary; and (vii) to continue coverage under insurance and indemnification programs for acts or omissions occurring prior to his retirement and for all work that Mr. Cumming does to help the transition to new leadership upon consummation of the Jefferies Merger. With respect to clauses (iv) and (v) above, the Memo of Terms required Mr. Cumming to notify the Company as to which items he wished to purchase by January 14, 2013. Mr. Cumming did not provide such notice; however, the Company and Mr. Cumming continue to discuss his purchase of these assets.

We have also agreed to carry at our expense term life insurance policies on their lives in the amount of $1,000,000 each, payable to the beneficiaries as each of Messrs. Cumming and Steinberg shall designate.

The Audit Committee or the Board have approved or ratified each of the foregoing Related Person Transactions.

Director Independence

Pursuant to our Corporate Governance Guidelines, a copy of which is available on our website, www.leucadia.com, the Board of Directors is required to affirmatively determine that a majority of the directors is independent under the listing standards of the NYSE, the exchange on which the Company's common shares are traded. In accordance with the Guidelines, the Board of Directors undertakes an annual review of director independence. During this review, the Board considers all transactions and relationships between each director or any member of his immediate family and the Company, and its subsidiaries and affiliates. The Board also examines transactions and relationships between directors or their affiliates and Ian M. Cumming, our Chairman of the Board, and Joseph S. Steinberg, our President, and their respective affiliates. The purpose of this review is to determine whether any relationship or transaction is considered a "material relationship" that would be inconsistent with a determination that a director is independent. The Board has not adopted any "categorical standards" for assessing independence, preferring instead to consider and disclose existing relationships with the non-management directors and the Company, Mr. Cumming or Mr. Steinberg. However, as stated in the Corporate Governance Guidelines, the Board has determined that friendship among directors shall not in and of itself be a basis for determining that a director is not independent for purposes of serving on the Board.

As a result of this review, on February 14, 2013, the Board affirmatively determined that, other than Mr. Cumming and Mr. Steinberg, each of the current directors is independent of the Company and its management. In making this determination, the Board reviewed the NYSE corporate governance rules and considered commercial, charitable, family and other relationships that directors or members of their immediate family have or have had with the Company or with Messrs. Cumming or Steinberg. In particular, with respect to each of the three most recently completed fiscal years, the Board considered the following relationships: a family member of each of Messrs. Hirschfield and Keil is the head of an educational institution to which Messrs. Cumming and/or Steinberg have made charitable contributions, either directly or through charitable trusts, in amounts not exceeding $100,000; Mr. Hirschfield and Mr. Cumming are co-investors in two business enterprises in which Mr. Cumming is a passive minority investor; Mr. Dougan's son-in-law is the Associate Director of the State of Utah School and Institutional Trust Lands Administration, a state agency that oversees relations with the Company with respect to certain parcels of land and as to which Mr. Dougan's son-in-law has no financial interest; Mr. Sorkin is a Vice Chairman of the Global Financial Advisory Division, London, of N M Rothschild & Sons Limited, an affiliate of which was a financial advisor to the Company in the Jefferies Merger that will receive, in connection of the merger, a fee representing less than 2% of the consolidated gross revenues of N M Rothschild & Sons Limited for the most recently completed fiscal year; and Mr. Keil is a trustee of several trusts (certain of which hold our common shares) for the benefit of Mr. Steinberg's children and other family members (for which Mr. Keil receives no remuneration). The Board has determined that none of these relationships is a material relationship and therefore does not affect the Board's determination of independence.

Item 14. Principal Accountant Fees and Services.

The Audit Committee has adopted policies and procedures for pre-approving all audit and non-audit work performed by our independent auditor, PricewaterhouseCoopers LLP. Specifically, the committee has pre-approved certain specific categories of work and an initially authorized annual amount for each category. For additional services or services in an amount above the initially authorized annual amount, additional authorization from the Audit Committee is required. The Audit Committee has delegated to the Committee chair the ability to pre-approve both general pre-approvals (where no specific, case-by-case approval is necessary) and specific pre-approvals. Any pre-approval decisions made by the Committee chair under this delegated authority will be reported to the full Audit Committee. All requests for services to be provided by PricewaterhouseCoopers LLP that do not require specific approval by the Audit Committee must be submitted to the Chief Financial Officer of the Company, who determines that such services are in fact within the scope of those services that have been pre-approved by the Audit Committee. The Chief Financial Officer reports to the Audit Committee periodically.

The following table sets forth the aggregate fees incurred by us for the following periods relating to our independent accounting firm, PricewaterhouseCoopers LLP:

	Fiscal Year Ended December 31,	
	2012	2011
Audit Fees	**$2,758,200**	$2,296,200
Audit Related Fees	**27,000**	342,200
Tax Fees	**439,951**	224,500
All Other Fees	**8,200**	8,200
	$3,233,351	$2,871,100

In the table above, in accordance with the SEC's definitions and rules, Audit Fees are fees paid to PricewaterhouseCoopers LLP for professional services for the audit of the Company's consolidated financial statements included in our Form 10-K and review of financial statements included in our Form 10-Qs, and for services that are normally provided by the accountants in connection with regulatory filings or engagements. Audit Related Fees are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements. Tax Fees are fees for tax compliance, tax advice and tax planning. All Other Fees are fees for services not included in the first three categories. All services were approved by the Audit Committee.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)(1) Financial Statements.

(2) Financial Statement Schedule.

(3) See Item 15(b) below for a complete list of Exhibits to this Report, including Executive Compensation Plans and Arrangements.

(b) Exhibits.

We will furnish any exhibit upon request made to our Corporate Secretary, 315 Park Avenue South, New York, NY 10010. We charge $.50 per page to cover expenses of copying and mailing.

All documents referenced below were filed pursuant to the Securities Exchange Act of 1934 by the Company, file number 1-5721, unless otherwise indicated.

2.1 Agreement and Plan of Merger, dated as of November 11, 2012, by and among Leucadia National Corporation, Limestone Merger Sub, LLC, Jefferies Group, Inc., Jasper Holdings, Inc. and Jasper Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Jefferies Group, Inc. on November 13, 2012).*

3.1 Restated Certificate of Incorporation (filed as Exhibit 5.1 to the Company's Current Report on Form 8-K dated July 14, 1993).*

3.2 Certificate of Amendment of the Certificate of Incorporation dated as of May 14, 2002 (filed as Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (the "2003 10-K")).*

3.3 Certificate of Amendment of the Certificate of Incorporation dated as of December 23, 2002 (filed as Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002).*

3.4 Amended and Restated By-laws as amended through March 5, 2012 (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K dated March 5, 2012).*

---

* Incorporated by reference.

3.5 Certificate of Amendment of the Certificate of Incorporation dated as of May 13, 2004 (filed as Exhibit 3.5 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004).*

3.6 Certificate of Amendment of the Certificate of Incorporation dated as of May 17, 2005 (filed as Exhibit 3.6 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the "2005 10-K")).*

3.7 Certificate of Amendment of the Certificate of Incorporation dated as of May 23, 2007 (filed as Exhibit 4.7 to the Company's Registration Statement on Form S-8 (No. 333-143770)).*

4.1 The Company undertakes to furnish the Securities and Exchange Commission, upon written request, a copy of all instruments with respect to long-term debt not filed herewith.

10.1 1999 Stock Option Plan as Amended and Restated (filed as Exhibit 99.1 to the Company's Registration Statement on Form S-8 (No. 333-169377)).*+

10.2 Form of Grant Letter for the 1999 Stock Option Plan (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed on February 24, 2012 (the "February 24, 2012 8-K")).*+

10.3 Amended and Restated Shareholders Agreement dated as of June 30, 2003 among the Company, Ian M. Cumming and Joseph S. Steinberg (filed as Exhibit 10.5 to the 2003 10-K).*+

10.4 Services Agreement, dated as of January 1, 2004, between the Company and Ian M. Cumming (filed as Exhibit 10.37 to the 2005 10-K).*

10.5 Services Agreement, dated as of January 1, 2004, between the Company and Joseph S. Steinberg (filed as Exhibit 10.38 to the 2005 10-K).*

10.6 Leucadia National Corporation 2003 Senior Executive Annual Incentive Bonus Plan, as amended May 16, 2006 (filed as Annex A to the Company's Proxy Statement dated April 17, 2006).*+

10.7 Employment Agreement made as of June 30, 2005 by and between the Company and Ian M. Cumming (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K dated July 13, 2005 (the "July 13, 2005 8-K")).*+

10.8 Employment Agreement made as of June 30, 2005 by and between the Company and Joseph S. Steinberg (filed as Exhibit 99.2 to the July 13, 2005 8-K).*+

10.9 Exhibit 1 to the Agreement and Plan of Reorganization between the Company and TLC Associates, dated February 23, 1989 (filed as Exhibit 3 to Amendment No. 12 to the Schedule 13D dated December 29, 2004 of Ian M. Cumming and Joseph S. Steinberg with respect to the Company).*

10.10 Amendment No. 1, dated as of May 16, 2006, to the Amended and Restated Shareholders Agreement dated as of June 30, 2003, by and among Ian M. Cumming, Joseph S. Steinberg and the Company (filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006).*+

10.11 Subscription Agreement, dated as of July 15, 2006, by and among FMG Chichester Pty Ltd, the Company, and Fortescue Metals Group Ltd (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 (the "3rd Quarter 2006 10-Q")).*

10.12 Amending Agreement, dated as of August 18, 2006, by and among FMG Chichester Pty Ltd, the Company and Fortescue Metals Group Ltd (filed as Exhibit 10.2 to the 3rd Quarter 2006 10-Q).*

+ Management/Employment Contract or Compensatory Plan or Arrangement.

* Incorporated by reference.

10.13 Compensation Information Concerning Non-Employee Directors (incorporated by reference to page 31 of the Company's Proxy Statement dated April 13, 2012).*

10.14 Leucadia National Corporation 2011 Senior Executive Warrant Plan (filed as Annex A to the Company's Proxy Statement dated April 13, 2011).*+

10.15 Form of Common Share Purchase Warrant (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 (the "2nd Quarter 2011 10-Q")).*+

10.16 Master Agreement for the Formation of a Limited Liability Company dated as of February 28, 2007, among Jefferies Group, Inc., Jefferies & Company, Inc. and Leucadia National Corporation (filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 (the "1st Quarter 2007 10-Q")).*

10.17 Amended and Restated Limited Liability Company Agreement of Jefferies High Yield Holdings, LLC, dated as of April 2, 2007, by and among Jefferies Group, Inc., Jefferies & Company, Inc., Leucadia National Corporation, Jefferies High Yield Partners, LLC, Jefferies Employees Opportunity Fund LLC and Jefferies High Yield Holdings, LLC (filed as Exhibit 10.5 to the 1st Quarter 2007 10-Q).*

10.18 Deferred Compensation and Salary Continuation Agreement, dated March 2, 1977 by and between Terracor, a Utah Corporation and Ian M. Cumming (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 (the "1st Quarter 2009 10-Q")).*+

10.19 First Amendment to Deferred Compensation and Salary Continuation Agreement, dated May 24, 1996 by and between the Company, as successor to Terracor, and Ian M. Cumming (filed as Exhibit 10.2 to the 1st Quarter 2009 10-Q).*+

10.20 Asset Put Agreement, dated September 2, 2009, among Berkadia III, LLC, Capmark Financial Group, Inc., Capmark Finance Inc. and Capmark Capital Inc., and solely with respect to Sections 2.5, 10.5, 10.7, 10.11, 10.16 and 10.17, Berkshire Hathaway Inc. and Leucadia National Corporation (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K/A filed on May 12, 2010).*

10.21 Credit Agreement dated as of December 10, 2009 among Berkadia Commercial Mortgage LLC and BH Finance LLC (filed as Exhibit 10.1 to the 2nd Quarter 2011 10-Q).*

10.22 Guaranty, dated as of December 10, 2009, by Leucadia National Corporation in favor of BH Finance LLC, in its own capacity as the lender under the Credit Agreement, dated as of December 10, 2009, among Berkadia Commercial Mortgage LLC and BH Finance LLC, and on behalf of each of the other Secured Parties under (and as defined in) the Credit Agreement (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 14, 2009).*

10.23 Letter Agreement, dated March 1, 2010, between the Corporation and Justin R. Wheeler (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 5, 2010).*+

10.24 Letter Agreement, dated June 22, 2010, between the Corporation and Thomas E. Mara/Joseph A. Orlando (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 22, 2010).*+

10.25 Shareholder Support and Voting Agreement dated as of July 21, 2010, among General Motors Holdings LLC, Goalie Texas Holdco Inc., Leucadia National Corporation, Phlcorp, Inc., Baldwin Enterprises, Inc., BEI Arch Holdings, LLC and BEI-Longhorn, LLC (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed July 22, 2010).*

+ Management/Employment Contract or Compensatory Plan or Arrangement.

* Incorporated by reference.

10.26 Amendment No. 1 to Credit Agreement dated as of October 29, 2010 among Berkadia Commercial Mortgage LLC, BH Finance LLC and Baldwin Enterprises, Inc. (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed November 5, 2010).*

10.27 Participation Agreement dated as of October 29, 2010 between Baldwin Enterprises, Inc. and BH Finance LLC (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed November 5, 2010).*

10.28 Amendment No. 1 to Guaranty dated as of October 29, 2010 made by Leucadia National Corporation in favor of BH Finance LLC in its own capacity as a lender under the Credit Agreement referred to therein and on behalf of each of the other Secured Parties under the Credit Agreement (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed November 5, 2010).*

10.29 Share Purchase Agreement dated November 29, 2010, among Leucadia National Corporation, MK Resources LLC and Inmet Mining Corporation (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed December 1, 2010).*

10.30 Note Purchase Agreement dated November 29, 2010, among Leucadia National Corporation, Inmet Mining Corporation and Inmet Finance Company SARL (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed December 1, 2010).*

10.31 Registration Rights Agreement by and among Inmet Mining Corporation and the Investors Named Herein dated as of August 22, 2005 (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed December 1, 2010).*

10.32 Membership Interest Purchase Agreement among Leucadia National Corporation, National Beef Packing Company, LLC, U.S. Premium Beef, LLC, NBPCo Holdings, LLC, TKK Investments, LLC, TMKCo, LLC and TMK Holdings, LLC (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed December 30, 2011 (the "December 30, 2011 8-K")).*

10.33 First Amended and Restated Limited Liability Company Agreement of National Beef Packing Company, dated as of December 30, 2011 (filed as Exhibit 10.1 to the December 30, 2011 8-K).*

10.34 Amended and Restated Credit Agreement by and between National Beef Packing Company, LLC, certain of its subsidiaries, the lenders party thereto, Coöperatieve Centrale Raiffeisen Boerenleenbank B.A., "Rabobank Nederland," New York Branch, U.S. Bank National Association, Bank of America, N.A., Bank of Montreal and CoBank, ACB, dated as of June 4, 2010 (filed as Exhibit 10.2 to the December 30, 2011 8-K).*

10.35 First Amendment to Amended and Restated Credit Agreement by and among National Beef Packing Company, LLC, certain of its subsidiaries, the lenders party thereto and CoBank, ACB, dated as of June 4, 2010 (filed as Exhibit 10.3 to the December 30, 2011 8-K).*

10.36 Limited Waiver and Second Amendment by and among National Beef Packing Company, LLC, certain of its subsidiaries, the lenders party thereto and CoBank, ACB, dated as of July 7, 2011 (filed as Exhibit 10.4 to the December 30, 2011 8-K).*

10.37 Third Amendment to the Amended and Restated Credit Agreement and Limited Consent by and among National Beef Packing Company, LLC, certain of its subsidiaries, the lenders party thereto and CoBank, ACB, dated as of December 5, 2011 (filed as Exhibit 10.5 to the December 30, 2011 8-K).*

10.38 Cattle Purchase and Sale Agreement by and between National Beef Packing Company, LLC and U.S. Premium Beef, LLC, dated as of December 30, 2011 (filed as Exhibit 10.6 to the December 30, 2011 8-K).*

---

* Incorporated by reference.

10.39 Information Concerning Executive Compensation (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 9, 2012).*+

10.40 General Termination and Release dated as of December 31, 2011 by and among Berkadia Commercial Mortgage LLC, BH Finance LLC, Baldwin Enterprises, Inc., Berkadia Commercial Mortgage Inc. and Leucadia National Corporation (filed as Exhibit 10.2 to the February 24, 2012 8-K).*

10.41 Agreement of Terms dated as of December 31, 2011 between Leucadia National Corporation and Berkshire Hathaway Inc. (filed as Exhibit 10.1 to the February 24, 2012 8-K).*

10.42 Registration Rights Agreement dated as of May 17, 2012 between Leucadia National Corporation and Mueller Industries, Inc. (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012).*

10.43 Deed of Release, Termination and Settlement dated as of September 19, 2012 between Fortescue Metals Group Ltd and Chichester Metals Pty Ltd and John Andrew Henry Forrest and Leucadia National Corporation and Baldwin Enterprises, Inc. (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated September 19, 2012).*

10.44 Share Repurchase Agreement dated as of September 23, 2012 between Leucadia National Corporation and BEI-Longhorn, LLC (filed as Exhibit 10.1 to the Company's Form 8-K dated September 23, 2012).*

10.45 Voting Agreement, dated as of November 11, 2012, by and among the Company, BEI Jeffvest, LLC and Jefferies Group, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Jefferies Group, Inc. on November 13, 2012).*

10.46 Memo of Terms (filed as Exhibit 99.2 to the Company's Current Report on Form 8-K dated November 11, 2012).*+

21 Subsidiaries of the registrant.

23.1 Consent of PricewaterhouseCoopers LLP, with respect to the incorporation by reference into the Company's Registration Statements on Form S-8 (No. 333-169377), Form S-8 (No. 333-51494), Form S-8 (No. 333-143770), Form S-3 (No. 333-169379), and Form S-4 (No. 333-185318).

23.2 Consent of independent auditors from Deloitte & Touche LLP, with respect to the inclusion in this Annual Report on Form 10-K of the financial statements of AmeriCredit Corp. and with respect to the incorporation by reference in the Company's Registration Statements on Form S-8 (No. 333-169377), Form S-8 (No. 333-51494), Form S-8 (No. 333-143770), Form S-3 (No. 333-169379), and Form S-4 (No. 333-185318).

23.3 Consent of independent auditors from Deloitte & Touche LLP, with respect to the inclusion in this Annual Report on Form 10-K of the financial statements of Jefferies Group, Inc. and with respect to the incorporation by reference in the Company's Registration Statements on Form S-8 (No. 333-169377), Form S-8 (No. 333-51494), Form S-8 (No. 333-143770), Form S-3 (No. 333-169379), and Form S-4 (No. 333-185318).

31.1 Certification of Chairman of the Board and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of President pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.3 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

+ Management/Employment Contract or Compensatory Plan or Arrangement.

* Incorporated by reference.

32.1 Certification of Chairman of the Board and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

32.2 Certification of President pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

32.3 Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

99.1 Risk Factors Related to Jefferies Merger and the Company following the completion of the Jefferies Merger.

101 Financial statements from the Annual Report on Form 10-K of Leucadia National Corporation for the year ended December 31, 2012, formatted in Extensible Business Reporting Language (XBRL): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Comprehensive Income (Loss), (iv) the Consolidated Statements of Cash Flows, (v) the Consolidated Statements of Changes in Shareholders Equity, (vi) the Notes to Consolidated Financial Statements and (vii) Financial Statement Schedule II – Valuation and Qualifying Accounts.

(c) Financial statement schedules.

(1) AmeriCredit Corp. financial statements as of and for the year ended June 30, 2010.

(2) Jefferies Group, Inc. financial statements as of November 30, 2012 and 2011, and for the years ended November 30, 2012 and 2011, and for the eleven month period ended November 30, 2010.

** Furnished herewith pursuant to item 601(b) (32) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEUCADIA NATIONAL CORPORATION

February 25, 2013 By: /s/Barbara L. Lowenthal
Barbara L. Lowenthal
Vice President and Comptroller

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated, on the date set forth below.

Date	Signature	Title
February 25, 2013	By: /s/ Ian M. Cumming Ian M. Cumming	Chairman of the Board (Principal Executive Officer)
February 25, 2013	By: /s/ Joseph S. Steinberg Joseph S. Steinberg	President and Director (Principal Executive Officer)
February 25, 2013	By: /s/ Joseph A. Orlando Joseph A. Orlando	Vice President and Chief Financial Officer (Principal Financial Officer)
February 25, 2013	By: /s/ Barbara L. Lowenthal Barbara L. Lowenthal	Vice President and Comptroller (Principal Accounting Officer)
February 25, 2013	By: /s/ Paul M. Dougan Paul M. Dougan	Director
February 25, 2013	By: /s/ Alan J. Hirschfield Alan J. Hirschfield	Director
February 25, 2013	By: /s/ James E. Jordan James E. Jordan	Director
February 25, 2013	By: /s/ Jeffrey C. Keil Jeffrey C. Keil	Director
February 25, 2013	By: /s/ Jesse Clyde Nichols, III Jesse Clyde Nichols, III	Director
February 25, 2013	By: /s/ Michael Sorkin Michael Sorkin	Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Leucadia National Corporation:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Leucadia National Corporation and its subsidiaries (the "Company") at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Report on Internal Control over Financial Reporting" appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
New York, New York
February 25, 2013

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2012 and 2011

(Dollars in thousands, except par value)

	2012	2011
Assets		
Current assets:		
Cash and cash equivalents	**$ 145,960**	$ 168,490
Investments	**1,672,602**	150,135
Trade, notes and other receivables, net	**259,031**	339,010
Inventory	**383,492**	354,578
Current deferred tax asset	**18,072**	144,281
Prepaids and other current assets	**42,109**	64,889
Current assets of discontinued operations	**–**	32,096
Total current assets	**2,521,266**	1,253,479
Non-current investments ($406,828 and $432,768 collateralizing current liabilities)	**1,747,972**	2,226,875
Intangible assets, net and goodwill	**854,026**	876,589
Deferred tax asset, net	**1,196,543**	1,440,605
Other assets	**287,305**	407,370
Property, equipment and leasehold improvements, net	**857,360**	884,109
Investments in associated companies ($1,077,172 and $1,198,029 measured using fair value option method)	**1,884,646**	1,991,795
Non-current assets of discontinued operations	**–**	182,367
Total	**$9,349,118**	$9,263,189
Liabilities		
Current liabilities:		
Trade payables and expense accruals	**$ 413,642**	$ 374,321
Other current liabilities	**34,563**	41,570
Securities sold under agreements to repurchase	**391,705**	417,479
Debt due within one year	**440,569**	29,264
Current liabilities of discontinued operations	**–**	14,498
Total current liabilities	**1,280,479**	877,132
Other non-current liabilities	**141,229**	96,316
Long-term debt	**918,126**	1,874,389
Non-current liabilities of discontinued operations	**–**	1,182
Total liabilities	**2,339,834**	2,849,019
Commitments and contingencies		
Mezzanine Equity		
Redeemable noncontrolling interests in subsidiary	**241,649**	235,909
Equity		
Common shares, par value $1 per share, authorized 600,000,000 shares; 244,582,588 shares issued and outstanding, after deducting 47,006,711 shares held in treasury	**244,583**	244,583
Additional paid-in capital	**1,577,528**	1,570,684
Accumulated other comprehensive income	**705,129**	912,421
Retained earnings	**4,240,028**	3,446,708
Total Leucadia National Corporation shareholders' equity	**6,767,268**	6,174,396
Noncontrolling interest	**367**	3,865
Total equity	**6,767,635**	6,178,261
Total	**$9,349,118**	$9,263,189

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

For the years ended December 31, 2012, 2011 and 2010

(In thousands, except per share amounts)

	2012	2011	2010
Revenues and Other Income:			
Beef processing services	**$7,479,251**	$ –	$ –
Manufacturing	**252,752**	244,918	259,841
Gaming entertainment	**119,330**	117,217	114,763
Investment and other income	**751,775**	431,011	649,346
Net securities gains	**590,581**	641,476	179,494
	9,193,689	1,434,622	1,203,444
Expenses:			
Cost of sales:			
Beef processing services	**7,269,912**	–	–
Manufacturing	**209,834**	215,963	224,303
Direct operating expenses for gaming entertainment	**88,127**	84,795	83,075
Interest	**92,581**	111,740	123,575
Salaries and incentive compensation	**162,725**	78,337	95,027
Depreciation and amortization	**130,123**	54,429	53,228
Selling, general and other expenses	**273,867**	211,903	241,296
	8,227,169	757,167	820,504
Income from continuing operations before income taxes and income (losses) related to associated companies	**966,520**	677,455	382,940
Income tax provision (benefit):			
Current	**30,142**	30,637	20,143
Deferred	**346,352**	239,679	(1,157,111)
	376,494	270,316	(1,136,968)
Income from continuing operations before income (losses) related to associated companies	**590,026**	407,139	1,519,908
Income (losses) related to associated companies, net of income tax provision (benefit) of $143,729, $(218,321) and $(5,745)	**276,279**	(394,041)	380,766
Income from continuing operations	**866,305**	13,098	1,900,674
Income (loss) from discontinued operations, net of income tax (benefit) of $(1,730), $(1,072) and $(2,350)	**2,463**	5,573	(21,435)
Gain (loss) on disposal of discontinued operations, net of income tax provision (benefit) of $(2,222), $3,384 and $0	**(4,127)**	6,285	60,997
Net income	**864,641**	24,956	1,940,236
Net (income) loss attributable to the noncontrolling interest	**2,060**	275	(924)
Net (income) attributable to the redeemable noncontrolling interests	**(12,235)**	–	–
Net income attributable to Leucadia National Corporation common shareholders	**$ 854,466**	$ 25,231	$ 1,939,312

(continued)

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES
Consolidated Statements of Operations, continued
For the years ended December 31, 2012, 2011 and 2010
(In thousands, except per share amounts)

	2012	2011	2010
Basic earnings (loss) per common share attributable to Leucadia National Corporation common shareholders:			
Income from continuing operations	**$3.50**	$.05	$7.82
Income (loss) from discontinued operations	**.01**	.02	(.09)
Gain (loss) on disposal of discontinued operations	**(.02)**	.03	.24
Net income	**$3.49**	$.10	$7.97
Diluted earnings (loss) per common share attributable to Leucadia National Corporation common shareholders:			
Income from continuing operations	**$3.45**	$.05	$7.70
Income (loss) from discontinued operations	**.01**	.02	(.09)
Gain (loss) on disposal of discontinued operations	**(.02)**	.03	.24
Net income	**$3.44**	$.10	$7.85
Amounts attributable to Leucadia National Corporation common shareholders:			
Income from continuing operations, net of taxes	**$856,130**	$13,373	$1,902,939
Income (loss) from discontinued operations, net of taxes	**2,463**	5,573	(21,435)
Gain (loss) on disposal of discontinued operations, net of taxes	**(4,127)**	6,285	57,808
Net income	**$854,466**	$25,231	$1,939,312

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2012, 2011 and 2010

(In thousands)

	2012	2011	2010
Net income	**$ 864,641**	$ 24,956	$1,940,236
Other comprehensive income (loss):			
Net unrealized holding gains (losses) on investments arising during the period, net of income tax provision (benefit) of $53,903, $(171,702) and $(21,983)	**97,086**	(309,256)	813,107
Less: reclassification adjustment for net (gains) losses included in net income (loss), net of income tax provision (benefit) of $(162,014), $(245,597) and $(3,146)	**(291,807)**	(442,350)	(97,514)
Net change in unrealized holding gains (losses) on investments, net of income tax provision (benefit) of $(108,111), $(417,299) and $(25,129)	**(194,721)**	(751,606)	715,593
Net unrealized foreign exchange gains (losses) arising during the period, net of income tax provision (benefit) of $(1,626), $372 and $(1)	**(2,929)**	670	(100)
Less: reclassification adjustment for foreign exchange gains (losses) included in net income (loss), net of income tax provision (benefit) of $0, $0 and $(96)	**–**	–	(7,762)
Net change in unrealized foreign exchange gains (losses), net of income tax provision (benefit) of $(1,626), $372, and $(97)	**(2,929)**	670	(7,862)
Net unrealized gains (losses) on derivatives arising during the period, net of income tax provision (benefit) of $(86), $0 and $4	**(154)**	–	306
Less: reclassification adjustment for derivative gains (losses) included in net income (loss), net of income tax provision (benefit) of $0, $0 and $0	**–**	–	–
Net change in unrealized derivative gains (losses), net of income tax provision (benefit) of $(86), $0 and $4	**(154)**	–	306
Net pension and postretirement gain (loss) arising during the period, net of income tax provision (benefit) of $(6,998), $(13,919) and $132	**(12,606)**	(25,070)	(23,189)
Less: reclassification adjustment for pension and postretirement (gains) losses included in net income (loss), net of income tax provision (benefit) of $1,731, $590 and $245	**3,118**	1,064	17,483
Net change in pension liability and postretirement benefits, net of income tax provision (benefit) of $(5,267), $(13,329) and $377	**(9,488)**	(24,006)	(5,706)
Other comprehensive income (loss), net of income taxes	**(207,292)**	(774,942)	702,331
Comprehensive income (loss)	**657,349**	(749,986)	2,642,567
Comprehensive (income) loss attributable to the noncontrolling interest	**2,060**	275	(924)
Comprehensive (income) attributable to the redeemable noncontrolling interests	**(12,235)**	–	–
Comprehensive income (loss) attributable to Leucadia National Corporation common shareholders	**$ 647,174**	$(749,711)	$2,641,643

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2012, 2011 and 2010

(In thousands)

	2012	2011	2010
Net cash flows from operating activities:			
Net income	**$ 864,641**	$ 24,956	$ 1,940,236
Adjustments to reconcile net income to net cash provided by operations:			
Deferred income tax provision (benefit)	**484,974**	22,424	(1,166,417)
Depreciation and amortization of property, equipment and leasehold improvements	**96,507**	68,059	78,975
Other amortization	**73,606**	28,564	26,879
Share-based compensation	**14,459**	23,264	4,260
Excess tax benefit from exercise of stock options	**–**	(242)	(189)
Provision for doubtful accounts	**10,707**	750	3,003
Net securities gains	**(590,581)**	(641,476)	(179,494)
(Income) losses related to associated companies	**(420,008)**	612,362	(375,021)
Distributions from associated companies	**93,737**	39,716	454,094
Net gains related to real estate, property and equipment, and other assets	**(528,188)**	(95,687)	(320,274)
Income related to Fortescue's Pilbara project, net of proceeds received	**107,881**	(24,222)	22,887
(Gain) loss on disposal of discontinued operations	**6,349**	(9,669)	(60,997)
Change in estimated litigation reserve	**20,000**	(2,241)	14,099
Pension plan settlement charge	**–**	–	12,728
Net change in:			
Restricted cash	**6,767**	1,601	(473)
Trade, notes and other receivables	**(23,358)**	92	(11,496)
Inventory	**(30,069)**	(5,664)	(2,159)
Prepaids and other assets	**4,224**	(1,584)	(1,311)
Trade payables and expense accruals	**28,839**	(7,418)	36,608
Other liabilities	**6,542**	(34,459)	(29,603)
Deferred revenue	**(95)**	(476)	(16,972)
Income taxes payable	**(4,938)**	6,091	(466)
Other	**(139)**	4,343	2,369
Net cash provided by operating activities	**221,857**	9,084	431,266
Net cash flows from investing activities:			
Acquisition of property, equipment and leasehold improvements	**(71,325)**	(38,586)	(44,344)
Acquisitions of and capital expenditures for real estate investments	**(7,689)**	(8,032)	(8,173)
Proceeds from disposals of real estate, property and equipment, and other assets	**10,728**	26,434	155,961
Proceeds from disposal of discontinued operations, net of expenses and cash of operations sold	**130,753**	10,922	59,380
Proceeds from redemption of FMG Note	**715,000**	–	–
Acquisitions, net of cash acquired	**(25,232)**	(1,019,041)	(11,261)
Proceeds from lawsuits and other settlements	**–**	–	3,565
Net change in restricted cash	**4,816**	10,519	717
Advances on notes and other receivables	**(4,818)**	(4,511)	(8,595)
Collections on notes, loans and other receivables	**31,021**	19,392	22,062
Investments in associated companies	**(35,964)**	(700,624)	(322,730)
Capital distributions and loan repayment from associated companies	**475,136**	323,936	503,519
Purchases of investments (other than short-term)	**(2,689,715)**	(3,532,925)	(1,779,821)
Proceeds from maturities of investments	**397,886**	506,061	284,873
Proceeds from sales of investments	**1,475,327**	4,227,660	939,821
Other	**1,397**	3,498	(3,692)
Net cash provided by (used for) investing activities	**407,321**	(175,297)	(208,718)

(continued)

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows, continued
For the years ended December 31, 2012, 2011 and 2010
(In thousands)

	2012	2011	2010
Net cash flows from financing activities:			
Issuance of debt, net of issuance costs	**$ 1,022**	$ 93,116	$ 211,695
Reduction of debt	**(572,924)**	(144,558)	(94,999)
Purchase of interest in subsidiary by noncontrolling interest	–	7,500	–
Issuance of common shares	–	7,126	11,295
Purchase of common shares for treasury	–	(155)	(18)
Distributions to redeemable noncontrolling interests	**(12,722)**	–	–
Excess tax benefit from exercise of stock options	–	242	189
Dividends paid	**(61,146)**	(61,146)	(60,952)
Other	**(5,938)**	(8,762)	(2,546)
Net cash provided by (used for) financing activities	**(651,708)**	(106,637)	64,664
Net increase (decrease) in cash and cash equivalents	**(22,530)**	(272,850)	287,212
Cash and cash equivalents at January 1, including cash classified as current assets of discontinued operations	**168,490**	441,340	154,128
Cash and cash equivalents at December 31, including cash classified as current assets of discontinued operations	**$ 145,960**	$ 168,490	$ 441,340
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	**$ 103,999**	$ 112,771	$ 123,857
Income tax payments (refunds), net	**$ 37,355**	$ 26,175	$ 22,227

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2012, 2011 and 2010

(In thousands, except par value and per share amounts)

	Leucadia National Corporation Common Shareholders						
	Common Shares $1 Par Value	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Subtotal	Noncontrolling Interest	Total
Balance, January 1, 2010	$243,288	$1,529,064	$ 985,032	$1,604,263	$4,361,647	$ 12,850	$4,374,497
Net income				1,939,312	1,939,312	924	1,940,236
Other comprehensive income, net of taxes			702,331		702,331		702,331
Contributions from noncontrolling interests						1,424	1,424
Distributions to noncontrolling interests						(14,757)	(14,757)
Change in interest in consolidated subsidiary		(1,306)			(1,306)	6,182	4,876
Share-based compensation expense		4,260			4,260		4,260
Exercise of options to purchase common shares, including excess tax benefit	521	10,963			11,484		11,484
Purchase of common shares for treasury	(1)	(17)			(18)		(18)
Dividends ($.25 per common share)				(60,952)	(60,952)		(60,952)
Balance, December 31, 2010	243,808	1,542,964	1,687,363	3,482,623	6,956,758	6,623	6,963,381
Net income				25,231	25,231	(275)	24,956
Other comprehensive loss, net of taxes			(774,942)		(774,942)		(774,942)
Contributions from noncontrolling interests						660	660
Distributions to noncontrolling interests						(5,843)	(5,843)
Change in interest in consolidated subsidiary		(1,982)			(1,982)	2,700	718
Share-based compensation expense		23,264			23,264		23,264
Exercise of warrants to purchase common shares	523	(523)			–		–
Exercise of options to purchase common shares, including excess tax benefit	256	7,112			7,368		7,368
Purchase of common shares for treasury	(4)	(151)			(155)		(155)
Dividends ($.25 per common share)				(61,146)	(61,146)		(61,146)
Balance, December 31, 2011	244,583	1,570,684	912,421	3,446,708	6,174,396	3,865	6,178,261
Net income				854,466	854,466	(2,060)	852,406
Other comprehensive loss, net of taxes			(207,292)		(207,292)		(207,292)
Contributions from noncontrolling interests						1,083	1,083
Distributions to noncontrolling interests						(3,909)	(3,909)
Change in interest in consolidated subsidiary		(1,388)			(1,388)	1,388	–
Share-based compensation expense		14,459			14,459		14,459
Change in fair value of redeemable noncontrolling interests		(6,227)			(6,227)		(6,227)
Dividends ($.25 per common share)				(61,146)	(61,146)		(61,146)
Balance, December 31, 2012	$244,583	$1,577,528	$ 705,129	$4,240,028	$6,767,268	$ 367	$6,767,635

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of Operations:

The Company is a diversified holding company engaged through its consolidated subsidiaries in a variety of businesses, including beef processing, manufacturing, gaming entertainment, real estate activities, medical product development and winery operations. The Company also owns an equity interest in Berkadia Commercial Mortgage LLC ("Berkadia"), a commercial mortgage origination and servicing business that is accounted for under the equity method of accounting. The Company continuously evaluates the retention and disposition of its existing operations and investments and frequently investigates the acquisition of new businesses. Changes in the mix of the Company's businesses and investments should be expected.

The Company also has a significant investment in the common stock of Jefferies Group, Inc. ("Jefferies"), a full service investment bank listed on the New York Stock Exchange ("NYSE") (Symbol: JEF), which is accounted for at fair value, and in partnership with Jefferies, an equity investment in Jefferies High Yield Holdings, LLC ("JHYH"), a broker-dealer engaged in making markets and trading of high yield and special situation securities that is accounted for under the equity method of accounting. In November 2012, the Company entered into an agreement and plan of merger with Jefferies (the "Merger Agreement") pursuant to which Jefferies will become a wholly-owned subsidiary of the Company (see Note 3).

The beef processing operations are conducted by National Beef Packing Company, LLC ("National Beef"), the Company's 78.9% owned subsidiary, which was acquired on December 30, 2011. Since National Beef's operating activities subsequent to the acquisition during 2011 were not significant they have not been included in the Company's 2011 consolidated statement of operations. National Beef processes, packages and delivers fresh and frozen beef and beef by-products for sale to customers in the U.S. and international markets. National Beef's products include boxed beef, ground beef, hides, tallow, and other beef and beef by-products. The products are marketed to retailers, food service providers, distributors, further processors, and the U.S. military. National Beef is based in Kansas City, Missouri and operates three beef processing facilities, two case-ready facilities and a wet blue tanning facility, all located in the U.S.

The manufacturing operations are conducted through Idaho Timber, LLC ("Idaho Timber") and Conwed Plastics, LLC ("Conwed Plastics"). Idaho Timber's principal product lines include remanufacturing dimension lumber; remanufacturing, bundling and bar coding of home center boards for large retailers; and production of 5/4" radius-edge, pine decking. Idaho Timber also manufactures and/or distributes a number of other specialty wood products. Idaho Timber operates nine facilities located in the U.S.

Conwed Plastics manufactures and markets lightweight plastic netting used for a variety of purposes including, among other things, building and construction, erosion control, packaging, agricultural, carpet padding, filtration and consumer products. Conwed Plastics manufacturing segment has four domestic manufacturing facilities, and it owns and operates a manufacturing and sales facility in Belgium.

The gaming entertainment business is conducted through Premier Entertainment Biloxi LLC ("Premier"). Premier owns the Hard Rock Hotel & Casino Biloxi ("Hard Rock Biloxi") located in Biloxi, Mississippi.

The domestic real estate operations include a mixture of commercial properties, residential land development projects and other unimproved land.

The Company's medical product development operations are conducted through its majority-owned subsidiary, Sangart, Inc. ("Sangart"). Sangart is developing a product called MP4OX, which is a solution of cell-free hemoglobin administered intravenously to provide rapid oxygen delivery to oxygen deprived tissues.

The winery operations are conducted by the Crimson Wine Group, Ltd. ("Crimson"), and consist of four wineries, Pine Ridge Vineyards in Napa Valley, California, Archery Summit in the Willamette Valley of Oregon, Chamisal Vineyards in the Edna Valley of California and Seghesio Family Vineyards in Healdsburg, California, and a vineyard development project in the Columbia Valley of Washington. The wineries primarily produce and sell wines in the premium, ultra premium and luxury segments of the premium table wine market. In February 2013, the Company will make a tax-free distribution to its shareholders of all of the outstanding common stock of Crimson (see Note 5).

Notes to Consolidated Financial Statements, continued

1. Nature of Operations, continued:

Certain amounts for prior periods have been reclassified to be consistent with the 2012 presentation.

2. Significant Accounting Policies:

(a) Critical Accounting Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires the Company to make estimates and assumptions that affect the reported amounts in the financial statements and disclosures of contingent assets and liabilities. On an on-going basis, the Company evaluates all of these estimates and assumptions. The following areas have been identified as critical accounting estimates because they have the potential to have a significant impact on the Company's financial statements, and because they are based on assumptions which are used in the accounting records to reflect, at a specific point in time, events whose ultimate outcome won't be known until a later date. Actual results could differ from these estimates.

Income Taxes–The Company records a valuation allowance to reduce its net deferred tax asset to the net amount that is more likely than not to be realized. If in the future the Company determines that it is more likely than not that the Company will be able to realize its net deferred tax asset in excess of its net recorded amount, an adjustment to increase the net deferred tax asset would increase income in such period. If in the future the Company were to determine that it would not be able to realize all or part of its recorded net deferred tax asset, an adjustment to decrease the net deferred tax asset would be charged to income in such period. The Company is required to consider all available evidence, both positive and negative, and to weight the evidence when determining whether a valuation allowance is required and the amount of such valuation allowance. Generally, greater weight is required to be placed on objectively verifiable evidence when making this assessment, in particular on recent historical operating results.

During 2010, the Company realized significant gains from the sale of certain investments, recorded significant unrealized gains in the fair values of other investments and began to experience modest improvement in the operating results in some business segments. Additionally, the Company's cumulative taxable income for recent years became a positive amount, reflecting the realized gains on the sales of AmeriCredit Corp. ("ACF") and Cobre Las Cruces, S.A. ("Las Cruces") during the fourth quarter of 2010. With this recent positive evidence the Company gave greater weight to its revised projections of future taxable income, which consider significant unrealized gains in its investment portfolio, and to its long-term historical ability to generate significant amounts of taxable income when assessing the amount of its required valuation allowance. As a result, the Company was able to conclude that it is more likely than not that it will have future taxable income sufficient to realize a significant portion of the Company's net deferred tax asset; accordingly, $1,157,111,000 of the deferred tax valuation allowance was reversed as a credit to income tax expense on December 31, 2010. In addition to its projections of future taxable income, the Company is relying upon the sale of investments that have unrealized gains before the NOLs expire and the corresponding reversal of related deferred tax liabilities to realize a portion of its net deferred tax asset.

The Company's estimate of future taxable income considers all available evidence, both positive and negative, about its operating businesses and investments, included an aggregation of individual projections for each significant operating business and investment, estimated apportionment factors for state and local taxing jurisdictions and included all future years that the Company estimated it would have available net operating loss carryforwards ("NOLs") (until 2029). The Company believes that its estimate of future taxable income is reasonable but inherently uncertain, and if its current or future operations and investments generate taxable income different than the projected amounts, further adjustments to the valuation allowance are possible. In addition to the reversal of deferred tax liabilities related to unrealized gains, the Company will need to generate approximately $3,600,000,000 of future U.S. pre-tax income to fully realize its net deferred tax asset. The current balance of the deferred tax valuation allowance principally reserves for NOLs of certain subsidiaries that are not available to offset income generated by other members of the Company's consolidated tax return group.

The Company also records reserves for contingent tax liabilities based on the Company's assessment of the probability of successfully sustaining its tax filing positions.

2. Significant Accounting Policies, continued:

Impairment of Long-Lived Assets–The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. When testing for impairment, the Company groups its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (or asset group). The determination of whether an asset group is recoverable is based on management's estimate of undiscounted future cash flows directly attributable to the asset group as compared to its carrying value. If the carrying amount of the asset group is greater than the undiscounted cash flows, an impairment loss would be recognized for the amount by which the carrying amount of the asset group exceeds its estimated fair value.

One of the Company's real estate subsidiaries (MB1) had been the owner and developer of a mixed use real estate project located in Myrtle Beach, South Carolina. The project was comprised of a retail center with approximately 346,000 square feet of retail space, 41,000 square feet of office space and 195 residential apartment rental units. The acquisition and construction costs were funded by capital contributed by the Company and nonrecourse indebtedness that was collateralized by the real estate. MB1's indebtedness matured during 2009, but it was not repaid since MB1 did not have sufficient funds and the Company was under no obligation to provide the funds to MB1 to pay off the loan. The Company recorded an impairment charge of $67,826,000 during 2009.

During the second quarter of 2010, MB1 entered into an agreement with its lenders under which, among other things, MB1 agreed not to interfere with or oppose foreclosure proceedings and the lenders agreed to release MB1 and various guarantors of the loan. A receiver was put in place at the property, foreclosure proceedings commenced and an auction of the property was conducted; however, the Company was informed during the fourth quarter of 2010 that the highest bidder for the property failed to close. In December 2010, the Company was invited to make a bid for the property, with the condition that a foreclosure sale to the Company must close as soon as possible without any due diligence period, which new bidders for the property would require. A subsidiary of the Company offered $19,275,000 for the property (including net working capital amounts); the offer was accepted and the foreclosure sale closed on January 7, 2011.

As a result of the failure of the initial buyer to purchase the property and the subsequent sale to the Company in 2011, the Company concluded that the carrying value of the property was further impaired at December 31, 2010; accordingly, the Company recorded an additional impairment charge in 2010 of $47,074,000 to reflect the property at its fair value of $18,094,000. At closing in 2011, MB1 was released from any remaining liability under the bank loan ($100,524,000 outstanding at December 31, 2010); accordingly, the remaining balance due after payment of the purchase price ($81,848,000) was recognized in other income in 2011.

The Company recorded impairment charges in selling, general and other expenses for various other real estate projects of $4,171,000 in 2012 and $2,357,000 in 2010; and $1,449,000 in 2010 in the corporate segment for one of its corporate aircraft that was later sold.

Current economic conditions have adversely affected most of the Company's operations and investments. A worsening of current economic conditions could cause a decline in estimated future cash flows expected to be generated by the Company's operations and investments. If future undiscounted cash flows are estimated to be less than the carrying amounts of the asset groups used to generate those cash flows in subsequent reporting periods, particularly for those with large investments in intangible assets and property and equipment (for example, beef processing, manufacturing, gaming entertainment, real estate and certain associated company investments), impairment charges would have to be recorded.

Impairment of Equity Method Investments–The Company evaluates equity method investments for impairment when operating losses or other factors may indicate a decrease in value which is other than temporary. For investments in investment partnerships that are accounted for under the equity method, the Company obtains from the investment partnership financial statements, net asset values and other information on a quarterly basis and annual audited financial statements. On a quarterly basis, the Company also makes inquiries and discusses with investment managers whether

Notes to Consolidated Financial Statements, continued

2. Significant Accounting Policies, continued:

there were significant procedural, valuation, composition and other changes at the investee. Since these investment partnerships record their underlying investments at fair value, after application of the equity method the carrying value of the Company's investment is equal to its share of the investees' underlying net assets at their fair values. Absent any unusual circumstances or restrictions concerning these investments, which would be separately evaluated, it is unlikely that any additional impairment charge would be required.

For equity method investments in operating businesses, the Company considers a variety of factors including economic conditions nationally and in their geographic areas of operation, adverse changes in the industry in which they operate, declines in business prospects, deterioration in earnings, increasing costs of operations and other relevant factors specific to the investee. Whenever the Company believes conditions or events indicate that one of these investments might be significantly impaired, the Company will obtain from such investee updated cash flow projections and impairment analyses of the investee assets. The Company will use this information and, together with discussions with the investee's management, evaluate if the book value of its investment exceeds its fair value, and if so and the situation is deemed other than temporary, record an impairment charge.

Impairment of Securities–Declines in the fair value of equity securities considered to be other than temporary and declines in the fair values of debt securities related to credit losses are reflected in net securities gains (losses) in the consolidated statements of operations. The Company evaluates its investments for impairment on a quarterly basis.

The Company's determination of whether a security is other than temporarily impaired incorporates both quantitative and qualitative information; GAAP requires the exercise of judgment in making this assessment, rather than the application of fixed mathematical criteria. The various factors that the Company considers in making its determination are specific to each investment. For publicly traded debt and equity securities, the Company considers a number of factors including, but not limited to, the length of time and the extent to which the fair value has been less than cost, the financial condition and near term prospects of the issuer, the reason for the decline in fair value, changes in fair value subsequent to the balance sheet date, the ability and intent to hold investments to maturity, and other factors specific to the individual investment. For investments in private equity funds and non-public securities, the Company bases its determination upon financial statements, net asset values and/or other information obtained from fund managers or investee companies.

The Company recorded impairment charges for securities in the consolidated statement of operations of $2,461,000, $3,586,000 and $2,474,000 for 2012, 2011 and 2010, respectively.

The Company's assessment involves a high degree of judgment and accordingly, actual results may differ significantly from the Company's estimates and judgments.

Business Combinations–At acquisition, the Company allocates the cost of a business acquisition to the specific tangible and intangible assets acquired and liabilities assumed based upon their fair values. Significant judgments and estimates are often made by the Company's management to determine these values, and may include the use of appraisals, consideration of market quotes for similar transactions, use of discounted cash flow techniques or consideration of other information the Company believes to be relevant. The finalization of the purchase price allocation will typically take a number of months to complete, and if final values are significantly different from initially recorded amounts adjustments to prior periods may be required. Any excess of the cost of a business acquisition over the fair values of the net assets and liabilities acquired is recorded as goodwill, which is not amortized to expense. If the fair values of the net assets and liabilities acquired are greater than the purchase price, the excess is treated as a bargain purchase and recognized in income. Recorded goodwill of a reporting unit is required to be tested for impairment on an annual basis, and between annual testing dates if events or circumstances change that would more likely than not reduce the fair value of a reporting unit below its net book value. At December 31, 2012, the book value of goodwill was $24,195,000 and was not impaired.

2. Significant Accounting Policies, continued:

Subsequent to the finalization of the purchase price allocation, any adjustments to the recorded values of acquired assets and liabilities would be reflected in the Company's consolidated statement of operations. Once final, the Company is not permitted to revise the allocation of the original purchase price, even if subsequent events or circumstances prove the Company's original judgments and estimates to be inaccurate. In addition, long-lived assets recorded in a business combination like property and equipment, intangibles and goodwill may be deemed to be impaired in the future resulting in the recognition of an impairment loss. The assumptions and judgments made by the Company when recording business combinations will have an impact on reported results of operations for many years into the future.

Use of Fair Value Estimates–Under GAAP, fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price), and may be based on observable or unobservable inputs. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect assumptions made by the Company that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. GAAP also establishes a hierarchy to prioritize and categorize fair value measurements based on the transparency of inputs as follows:

Level 1: Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.

Level 2: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date. The nature of these financial instruments include cash instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3: Instruments that have little to no pricing observability as of the reporting date. These financial instruments are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Substantially all of the Company's investment portfolio is classified as available for sale securities, which are carried at estimated fair value in the Company's consolidated balance sheet. The estimated fair values are principally based on publicly quoted market prices (Level 1 inputs), which can rise or fall in reaction to a wide variety of factors or events, and as such are subject to market-related risks and uncertainties. The Company has a segregated portfolio of mortgage pass-through certificates issued by U.S. Government-Sponsored Enterprises (FHLMC or FNMA) and by U.S. Government agencies (GNMA), which are carried on the balance sheet at their estimated fair value of $601,418,000 at December 31, 2012. Although the markets that these types of securities trade in are generally active, market prices are not always available for the identical security. The fair value of these investments are based on observable market data including benchmark yields, reported trades, issuer spreads, benchmark securities, bids and offers. These estimates of fair value are considered to be Level 2 inputs, and the amounts realized from the disposition of these investments has not been significantly different from their estimated fair values.

The Company also has a segregated portfolio of non-agency mortgage-backed securities which are carried on the balance sheet at their estimated fair value of $36,580,000 at December 31, 2012. Although these securities trade in brokered markets, the market for these securities is sometimes inactive. The fair values of these investments are based on bid and ask prices, quotes obtained from independent market makers and pricing services. These estimates of fair values are also considered to be Level 2 inputs.

Contingencies–The Company accrues for contingent losses when the contingent loss is probable and the amount of loss can be reasonably estimated. Estimates of the likelihood that a loss will be incurred and of contingent loss amounts normally require significant judgment by management, can be highly subjective and are subject to significant change

2. Significant Accounting Policies, continued:

with the passage of time as more information becomes available. Estimating the ultimate impact of litigation matters is inherently uncertain, in particular because the ultimate outcome will rest on events and decisions of others that may not be within the power of the Company to control. The Company does not believe that any of its current litigation will have a significant adverse effect on its consolidated financial position, results of operations or liquidity; however, if amounts paid at the resolution of litigation are in excess of recorded reserve amounts, the excess could be significant in relation to results of operations for that period. During 2012, the Company accrued $20,000,000 for losses it estimates are probable in connection with litigation discussed in Note 23 below. The Company will continue to evaluate the adequacy of its accrual as the case develops and more information becomes available. The recognition of increases to its estimated loss in future periods is possible.

(b) Consolidation Policy: The consolidated financial statements include the accounts of the Company, all variable interest entities of which the Company or a subsidiary is the primary beneficiary, and all majority-controlled entities that are not variable interest entities. The Company considers special allocations of cash flows and preferences, if any, to determine amounts allocable to noncontrolling interests. All intercompany transactions and balances are eliminated in consolidation.

Associated companies include equity interests in other entities that are accounted for under the equity method of accounting. These include investments in corporations that the Company does not control but has the ability to exercise significant influence and investments in limited partnerships in which the Company's interest is more than minor.

(c) Cash Equivalents: The Company considers short-term investments, which have maturities of less than three months at the time of acquisition, to be cash equivalents. Cash and cash equivalents include short-term investments of $2,443,000 and $2,691,000 at December 31, 2012 and 2011, respectively.

(d) Investments: At acquisition, marketable debt and equity securities are designated as either i) held to maturity, which are carried at amortized cost, ii) trading, which are carried at estimated fair value with unrealized gains and losses reflected in results of operations, or iii) available for sale, which are carried at estimated fair value with unrealized gains and losses reflected as a separate component of equity, net of taxes. Equity securities that do not have readily determinable fair values are carried at cost. The cost of securities sold is based on average cost. Held to maturity investments are made with the intention of holding such securities to maturity, which the Company has the ability to do.

(e) Property, Equipment and Leasehold Improvements: Property, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are provided principally on the straight-line method over the estimated useful lives of the assets or, if less, the term of the underlying lease.

(f) Revenue Recognition: Revenues are recognized when the following conditions are met: (1) collectibility is reasonably assured; (2) title to the product has passed or the service has been rendered and earned; (3) persuasive evidence of an arrangement exists; and (4) there is a fixed or determinable price. National Beef's revenues are recognized based on the terms of the sale, which for beef processing operations is typically upon delivery to customers. Manufacturing revenues are recognized when title passes, which for Idaho Timber is generally upon the customer's receipt of the goods and for Conwed Plastics upon shipment of goods. Gaming entertainment revenues consist of casino gaming, hotel, food and beverage, and entertainment revenues. Casino gaming revenue is the aggregate of gaming wins and losses, reduced for the cash value of rewards earned by customers based on their level of play on slot machines. Hotel, food and beverage, and entertainment revenues are recognized as services are performed. Revenue from the sale of real estate is generally recognized when title passes; however, if the Company is obligated to make improvements to the real estate subsequent to closing, a portion of revenues are deferred and recognized under the percentage of completion method of accounting.

(g) Inventories and Cost of Sales: National Beef's inventories consist primarily of meat products and supplies, and are stated at the lower of cost or market, with cost principally determined under the first-in-first-out method for meat products and average cost for supplies.

2. Significant Accounting Policies, continued:

Manufacturing inventories are stated at the lower of cost or market, with cost principally determined under the first-in-first-out method. Manufacturing cost of sales principally includes product and manufacturing costs, inbound and outbound shipping costs and handling costs.

Direct operating expenses for gaming entertainment include expenses relating to casino gaming, hotel, food and beverage, and entertainment, which primarily consists of employees' compensation and benefits, cost of sales related to food and beverage sales, marketing and advertising, gaming taxes, insurance, supplies, license fees and royalties.

(h) Research and Development Costs: Research and development costs are expensed as incurred.

(i) Income Taxes: The Company provides for income taxes using the liability method. The Company records interest and penalties, if any, with respect to uncertain tax positions as components of income tax expense.

(j) Derivative Financial Instruments: The Company reflects its derivative financial instruments in its balance sheet at fair value.

(k) Translation of Foreign Currency: Foreign currency denominated investments and financial statements are translated into U.S. dollars at current exchange rates, except that revenues and expenses are translated at average exchange rates during each reporting period; resulting translation adjustments are reported as a component of shareholders' equity. Net foreign exchange transaction gains (losses) were not significant for 2012, 2011 and 2010.

(l) Share-Based Compensation: The cost of all share-based payments to employees, including grants of employee stock options and warrants, is recognized in the financial statements based on their fair values. The cost is recognized as an expense over the vesting period of the award. The fair value of each award is estimated at the date of grant using the Black-Scholes option pricing model.

(m) Related Party Transactions: National Beef regularly enters into various transactions with an affiliate of NBPCo Holdings, LLC ("NBPCo Holdings"), and has entered into a cattle supply agreement with U.S. Premium Beef, LLC ("USPB"), entities that sold a substantial portion of their ownership in National Beef to the Company and are the owners of redeemable noncontrolling interests in National Beef. National Beef sells product to and purchases material from a company affiliated with NBPCo Holdings in the ordinary course of business. For the year ended December 31, 2012, sales to and purchases from the affiliate of NBPCo Holdings were $74,199,000 and $17,453,000, respectively, which the Company believes are based upon prevailing market prices on terms that could be obtained from an unaffiliated party. National Beef and USPB are parties to a cattle supply agreement pursuant to which National Beef has agreed to purchase through USPB from the members of USPB 735,385 head of cattle per year (subject to adjustment), based on pricing grids furnished by National Beef to the members of USPB. National Beef believes the pricing grids are based on terms that could be obtained from an unaffiliated party. The cattle supply agreement is for an initial five year term, with automatic one year extensions on each annual anniversary date of the Company's acquisition of National Beef, unless either party provides a notice not to extend sixty days prior to the annual anniversary date. During the year ended December 31, 2012, National Beef obtained approximately 21% of its cattle requirements through USPB. At December 31, 2012, amounts due from and payable to these related parties were not significant.

(n) Recently Issued Accounting Standards: Effective January 1, 2012, the Company adopted new Financial Accounting Standards Board ("FASB") guidance with respect to the improvement of the comparability of fair value measurements presented and disclosed in financial statements issued in accordance with GAAP and International Financial Reporting Standards. The amendment includes requirements for measuring fair value and for disclosing information about fair value measurements, but does not require additional fair value measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting. The guidance did not have a significant impact on the Company's consolidated financial statements.

2. Significant Accounting Policies, continued:

Effective January 1, 2012, the Company adopted new FASB guidance on the presentation of comprehensive income. This amendment eliminated the previous option to report other comprehensive income and its components in the statement of changes in equity; instead, it requires the presentation of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This amendment was applied retrospectively. Adoption of this amendment changed the presentation of the Company's consolidated financial statements but did not have any impact on its consolidated financial position, results of operations or cash flows.

Effective January 1, 2012, the Company adopted new FASB guidance with respect to the simplification of how entities test for goodwill impairment. This amendment permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance did not have a significant impact on the Company's consolidated financial statements.

3. Acquisitions:

National Beef

In December 2011, the Company acquired a controlling interest in National Beef for aggregate net cash consideration of $867,869,000. Pursuant to a membership interest purchase agreement among the Company, National Beef, USPB, NBPCo Holdings, TKK Investments, LLC ("TKK"), TMKCo, LLC ("TMKCo") and TMK Holdings ("TMK"), the following transactions occurred in sequence on the closing date. TKK, TMKCo and TMK are entities controlled by the chief executive officer of National Beef.

(a) The Company purchased 76.1% of National Beef from USPB and NBPCo Holdings for aggregate cash consideration of $875,369,000.

(b) TKK and TMKCo exercised their put rights with respect to their aggregate 5.1% interest in National Beef and National Beef redeemed their interest for aggregate cash payments of $75,947,000. National Beef borrowed funds under its revolving credit facility to finance the redemption. Upon completion of this redemption the Company's interest in National Beef increased to 79.6%.

(c) TMK purchased a .7% interest in National Beef from the Company for a cash payment of $7,500,000, reducing the Company's interest to 78.9%.

A portion of the purchase price payable to USPB and NBPCo Holdings was placed on deposit with an escrow agent to secure certain indemnification obligations. Upon consummation of the transactions on the closing date, USPB owned 15.1% and NBPCo Holdings owned 5.3% of National Beef. Since transactions (b) and (c) above occurred after the Company acquired a controlling interest in National Beef, those transactions are reflected in the Company's consolidated financial statements.

The following table reflects the allocation of the consideration paid to the assets acquired and liabilities assumed at the acquisition date, as well as the fair value of the redeemable noncontrolling interests in National Beef (in thousands):

Notes to Consolidated Financial Statements, continued

3. Acquisitions, continued:

	As of December 30, 2011
Assets:	
Current assets:	
Cash and cash equivalents	$ 18,481
Trade, notes and other receivables	195,643
Inventory	280,499
Prepaids and other current assets	22,969
Total current assets	517,592
Intangible assets and goodwill	826,010
Other assets	4,613
Property and equipment	444,030
Total assets	1,792,245
Liabilities:	
Current liabilities:	
Trade payables and expense accruals	239,841
Other current liabilities	13,746
Debt due within one year	29,262
Total current liabilities	282,849
Other non-current liabilities	1,404
Long-term debt	328,267
Total liabilities	612,520
Redeemable noncontrolling interests in subsidiary	304,356
Net assets acquired	$ 875,369

To assist the Company's management in its determination of the fair value of National Beef's property and equipment, identifiable intangible assets and equity value, the Company engaged an independent valuation and appraisal firm. The methods used by the Company's management to determine the fair values included estimating National Beef's business enterprise value through the use of a discounted cash flow analysis. Property and equipment asset valuations included an analysis of depreciated replacement cost and current market prices. The Company considered several factors to determine the fair value of property and equipment, including local market conditions, recent market transactions, the size, age, condition, utility and character of the property, the estimated cost to acquire replacement property, an estimate of depreciation from use and functional obsolescence and the remaining expected useful life of the assets.

Amounts allocated to product inventories were principally based on quoted commodity prices on the acquisition date. For other components of working capital, the historical carrying values approximated fair values. National Beef's long-term debt principally consists of its senior credit facility payable to its bank group, which was renegotiated in June 2011. In December 2011, the lenders consented to the acquisition as required by the credit facility, and to certain other amendments to the facility's covenants; the pricing of the credit facility remained the same. In addition to these factors, the Company also analyzed changes in market interest rates from June 2011 and concluded that the principal amount due under the credit facility approximated its fair value on the acquisition date.

The fair value of TKK and TMKCo's redeemable noncontrolling interests was the amount paid to redeem those interests as described above. The fair value of other redeemable noncontrolling interests was determined based upon the purchase price paid by the Company for its interest.

Notes to Consolidated Financial Statements, continued

3. Acquisitions, continued:

Amounts allocated to intangible assets, the amortization period and goodwill were as follows (dollars in thousands):

	Amount	Amortization Years
Customer relationships	$406,530	18
Tradenames	260,059	20
Cattle supply contracts	143,600	15
Other	830	10
Subtotal, intangible assets	811,019	
Goodwill	14,991	
Total	$826,010	

All of the goodwill is deductible for income tax purposes.

For the year ended December 31, 2011, the Company expensed $14,834,000 of costs related to the acquisition of National Beef.

Unaudited pro forma operating results for the Company, assuming the acquisition had occurred as of January 1, 2010 are as follows (in thousands):

	2011	2010
Revenues and other income	$8,473,158	$7,249,343
Net income attributable to Leucadia National Corporation common shareholders	$ 112,734	$2,050,684

Pro forma adjustments principally reflect an increase to depreciation and amortization expenses related to the fair value of property and equipment and amortizable intangible assets. The unaudited pro forma data is not indicative of future results of operations or what would have resulted if the acquisition had actually occurred as of January 1, 2010.

Seghesio Family Vineyards

In May 2011, a subsidiary of the Company purchased the assets of Seghesio Family Vineyards, the owner and operator of premium estate vineyards and a winery located in Healdsburg, California. The cash purchase price was $86,018,000, which was primarily allocated as follows: $48,503,000 to property, equipment and leasehold improvements, $22,250,000 to amortizable intangible assets (principally trademarks and tradename, which will be amortized over 17 years), $12,822,000 to inventory and $1,053,000 to goodwill. Unaudited pro forma income statement data is not included as the amounts were not significant.

Jefferies Merger

In November 2012, the Company entered into the Merger Agreement with Jefferies pursuant to which Jefferies will become a wholly-owned subsidiary of the Company. Each share of Jefferies publicly held common stock will be converted into the right to receive 0.81 of a Company common share (the "Exchange Ratio"), estimated to be approximately 117,698,000 common shares in the aggregate, and the Company will issue a new series of 3.25% Convertible Cumulative Preferred Stock ($125,000,000 at mandatory redemption value) in exchange for Jefferies outstanding 3.25% Series A Convertible Cumulative Preferred Stock. In addition, each outstanding stock option to purchase shares of Jefferies common stock, each restricted share of Jefferies common stock and each restricted stock unit of Jefferies common stock will be converted at the Exchange Ratio into an award of options, restricted shares or restricted stock units of the Company, with all such awards subject to the same terms and conditions, including, without

3. Acquisitions, continued:

limitation, vesting and, in the case of performance-based restricted stock units, performance being measured at existing targets. The Company will not assume or guarantee any of Jefferies' outstanding debt securities, but Jefferies' 3.875% Convertible Senior Debentures due 2029 ($345,000,000 principal amount outstanding) will become convertible into common shares of the Company. As specified in the indenture governing such debentures, the debentures are not currently convertible nor will they be after consummation of the merger. However, after giving effect to the Jefferies Merger, if the debentures were currently convertible, the conversion price would be $45.93 per common share of the Company. The transaction is subject to customary closing conditions, including approval to effect the merger by shareholders of both companies, and if approved is expected to close promptly following the Leucadia and Jefferies shareholder meetings, which are scheduled to occur on February 28, 2013.

The merger will be accounted for by the Company using the acquisition method of accounting. The aggregate purchase price will be equal to the sum of the fair value of the Company's common shares issued at closing, the fair value of employee stock based awards attributable to periods prior to closing, the fair value of the Jefferies common stock owned by the Company and the redemption value of the new series of preferred shares issued by the Company at closing, which represents its fair value. The fair values of the Jefferies common stock owned by the Company and the common shares and employee stock based awards issued by the Company will be determined by using market prices at closing. Based on current market prices the aggregate purchase price would be approximately $4,800,000,000; including the Company's investment in JHYH, the aggregate investment in Jefferies would be approximately $5,100,000,000.

Jefferies has historically reported its balance sheet on an unclassified basis while the Company has historically reported a classified balance sheet, with assets and liabilities separated between current and non-current. However, after giving consideration to the nature of Jefferies business and the impact the inclusion of its balance sheet will have on the Company's consolidated balance sheet, upon completion of the merger the Company will report its consolidated balance sheet on an unclassified basis, and the Company's consolidated balance sheet captions will be generally based on Jefferies captions.

Set forth below is an unaudited pro forma condensed combined balance sheet assuming the acquisition occurred on December 31, 2012, and an unaudited pro forma condensed combined statement of operations for the year ended December 31, 2012, assuming the acquisition occurred on January 1, 2012. The unaudited pro forma condensed combined financial information is based upon a preliminary purchase price allocation for Jefferies. Differences between the preliminary and final purchase price allocation could be significant. In addition, the aggregate purchase price will be based on the actual market price per share of the Company on the closing date, which could differ from the assumed market price of $26.24 per share (in thousands, except per share amounts).

3. Acquisitions, continued:

	At December 31, 2012
Assets	
Cash and cash equivalents	$ 2,824,808
Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations	4,092,563
Financial instruments owned	20,085,231
Loans to and investments in associated companies	1,046,859
Securities borrowed	5,094,679
Securities purchased under agreements to resell	3,357,602
Intangible assets, net	1,072,038
Goodwill	1,554,576
Deferred tax asset, net	1,587,759
Other assets	5,013,244
Total	$45,729,359
Liabilities	
Trading liabilities	$ 7,455,463
Securities loaned	1,934,355
Securities sold under agreements to repurchase	8,572,955
Payable to customers	5,568,017
Trade payables, expense accruals and other liabilities	4,683,479
Long-term debt	6,495,444
Total liabilities	34,709,713
Mezzanine Equity	
Redeemable noncontrolling interests in subsidiary	241,649
Mandatorily redeemable convertible preferred shares	125,000
Equity	
Common shares	362,281
Additional paid-in capital	4,907,935
Accumulated other comprehensive income	705,129
Retained earnings	4,330,547
Total Leucadia National Corporation shareholders' equity	10,305,892
Noncontrolling interest	347,105
Total equity	10,652,997
Total	$45,729,359

3. Acquisitions, continued:

	Year ended December 31, 2012
Revenues	$12,969,819
Interest expense	825,666
Net revenues	12,144,153
Expenses	10,684,632
Income from continuing operations before income taxes and income related to associated companies	1,459,521
Income tax provision	543,997
Income from continuing operations before income related to associated companies	915,524
Income related to associated companies, net of income tax	126,790
Income from continuing operations	1,042,314
Net (income) attributable to the noncontrolling interest	(38,680)
Net (income) attributable to the redeemable noncontrolling interests	(12,235)
Preferred stock dividends	(4,063)
Net income from continuing operations attributable to Leucadia National Corporation common shareholders	$ 987,336
Basic earnings per common share attributable to Leucadia National Corporation common shareholders:	
Income from continuing operations	$2.60
Number of shares used in calculation	372,549
Diluted earnings per common share attributable to Leucadia National Corporation common shareholders:	
Income from continuing operations	$2.56
Number of shares used in calculation	381,045

The unaudited pro forma condensed combined financial statements are presented for informational purposes only and are not necessarily indicative of actual results had the foregoing transactions occurred at the times described above, nor does it purport to represent results of future operations.

4. Investments in Associated Companies:

A summary of investments in associated companies at December 31, 2012 and 2011 is as follows (in thousands):

	2012	2011
Investments in associated companies accounted for under the equity method of accounting (a):		
JHYH	**$ 351,835**	$ 323,262
Berkadia	**172,942**	193,496
Garcadia companies	**82,425**	72,303
HomeFed Corporation ("HomeFed")	**49,384**	47,493
Brooklyn Renaissance Plaza	**30,332**	31,931
Linkem S.p.A. ("Linkem")	**86,424**	86,332
Other	**34,132**	38,949
Total accounted for under the equity method of accounting	**807,474**	793,766
Investments in associated companies carried at fair value:		
Jefferies	**1,077,172**	797,583
Mueller	**–**	400,446
Total accounted for at fair value	**1,077,172**	1,198,029
Total investments in associated companies	**$1,884,646**	$1,991,795

(a) Investments accounted for under the equity method of accounting are initially recorded at their original cost and subsequently increased for the Company's share of the investees' earnings, decreased for the Company's share of the investees' losses, reduced for dividends received and impairment charges recorded, if any, and increased for any additional investment of capital.

Income (losses) related to associated companies includes the following for each of the three years in the period ended December 31, 2012 (in thousands):

	2012	2011	2010
Jefferies	**$ 301,341**	$(668,282)	$157,873
Mueller	**30,018**	(6,093)	–
ACF	**–**	–	183,572
Berkadia	**38,026**	29,033	16,166
Garcadia companies	**31,738**	19,996	14,424
JHYH	**33,938**	11,211	20,053
Linkem	**(18,890)**	(2,243)	–
HomeFed	**1,891**	1,410	1,108
Las Cruces	**–**	–	(16,159)
Other	**1,946**	2,606	(2,016)
Income (losses) related to associated companies before income taxes	**420,008**	(612,362)	375,021
Income tax (expense) benefit	**(143,729)**	218,321	5,745
Income (losses) related to associated companies, net of taxes	**$ 276,279**	$(394,041)	$380,766

In accordance with GAAP, the Company is allowed to choose, at specified election dates, to measure many financial instruments and certain other items at fair value (the "fair value option") that would not otherwise be required to be measured at fair value. If the fair value option is elected for a particular financial instrument or other item, the Company is required to report unrealized gains and losses on those items in earnings. The Company's investment in Jefferies and its former investments in Mueller and ACF are the only eligible items for which the fair value option was elected,

4. Investments in Associated Companies, continued:

commencing on the date the investments became subject to the equity method of accounting. The Company believes accounting for these investments at fair value better reflects the economics of these investments, and quoted market prices for these investments provide an objectively determined fair value at each balance sheet date. In addition, electing the fair value option eliminates the uncertainty involved with impairment considerations. The Company's investment in HomeFed is the only other investment in an associated company that is also a publicly traded company but for which the Company did not elect the fair value option. HomeFed's common stock is not listed on any stock exchange, and price information for the common stock is not regularly quoted on any automated quotation system. It is traded in the over-the-counter market with high and low bid prices published by the National Association of Securities Dealers OTC Bulletin Board Service; however, trading volume is minimal. For these reasons the Company did not elect the fair value option for HomeFed.

Mueller

During 2011, the Company acquired 10,422,859 common shares of Mueller, a company listed on the NYSE (Symbol: MLI), for aggregate cash consideration of $408,558,000. Mueller is a leading manufacturer of copper, brass, plastic, and aluminum products. In 2012, Mueller repurchased the Company's entire investment in Mueller for aggregate cash consideration of $427,337,000.

Jefferies

As of December 31, 2012 the Company owns an aggregate of 58,006,024 Jefferies common shares (approximately 28% of the Jefferies outstanding common shares), acquired for a total cost of $980,109,000. See Note 3 for information about the Merger Agreement the Company entered into with Jefferies.

Berkadia

Berkadia, a joint venture between Berkshire Hathaway Inc. ("Berkshire Hathaway") and the Company, acquired a commercial mortgage origination and servicing business in December 2009. The Company and Berkshire Hathaway each have a 50% equity interest in Berkadia, and each party contributed $217,169,000 of equity capital to fund the acquisition. Berkadia is a servicer of commercial real estate loans in the U.S., performing primary, master and special servicing functions for U.S. government agency programs, commercial mortgage-backed securities transactions, banks, insurance companies and other financial institutions. Berkadia also originates loans that are sold to U.S. government agencies, and other loans that provide bridge financing or loans that are intended to be sold to other parties.

Berkadia uses all of the proceeds from the commercial paper sales of an affiliate of Berkadia to fund new mortgage loans, servicer advances, investments and other working capital requirements. Repayment of the commercial paper is supported by a $2,500,000,000 surety policy issued by a Berkshire Hathaway insurance subsidiary and corporate guaranty, and the Company has agreed to reimburse Berkshire Hathaway for one-half of any losses incurred thereunder. As of December 31, 2012, the aggregate amount of commercial paper outstanding was $2,470,000,000.

JHYH

JHYH owns Jefferies High Yield Trading, LLC ("JHYT"), a registered broker-dealer formed in 2007 that is engaged in the secondary sales and trading of high yield securities and special situation securities, including bank debt, post-reorganization equity, public and private equity, equity derivatives, credit default swaps and other financial instruments. JHYT makes markets in high yield and special situation securities and provides research coverage on these types of securities. JHYT does not invest or make markets in sub-prime residential mortgage securities.

4. Investments in Associated Companies, continued:

Jefferies and the Company each have the right to nominate two of a total of four directors to JHYH's board, and each own 50% of the voting securities. The organizational documents also permit passive investors to invest up to $800,000,000. Jefferies also received additional JHYH securities entitling it to 20% of the profits. The voting and non-voting interests are entitled to a pro rata share of the balance of the profits of JHYH, and are mandatorily redeemable in 2013; however, subject to completion of the Jefferies Merger, the Company currently intends to contribute its investment to Jefferies capital. Under GAAP, JHYH is considered a variable interest entity that is consolidated by Jefferies, since Jefferies is the primary beneficiary. The Company owns less than 50% of JHYH's capital, including its indirect interest through its investment in Jefferies, and will not absorb a majority of its expected losses or receive a majority of its expected residual returns.

During 2012, 2011 and 2010, the Company received distributions of $5,365,000, $8,972,000 and $17,077,000, respectively, from JHYH. The Company has not provided any guarantees, nor is it contingently liable for any of JHYH's liabilities, all of which are non-recourse to the Company. The Company's maximum exposure to loss as a result of its investment in JHYH is limited to the book value of its investment ($351,835,000 at December 31, 2012).

Linkem

The Company has acquired 38.2% of the common shares of Linkem, a wireless broadband services provider in Italy, for aggregate cash consideration of $112,284,000. The excess of the Company's investment in Linkem over its underlying share of book value is being amortized to expense over 12 years.

HomeFed

During 2002, the Company sold one of its real estate subsidiaries, CDS Holding Corporation ("CDS"), to HomeFed for a purchase price of $25,000,000, consisting of $1,000,000 in cash and 2,474,226 shares of HomeFed's common stock. At December 31, 2012, the Company owns approximately 31.4% of HomeFed's outstanding common stock. HomeFed is engaged, directly and through subsidiaries, in the investment in and development of residential real estate projects in California. HomeFed is a public company traded on the NASD OTC Bulletin Board (Symbol: HOFD).

As a result of a 1998 distribution to all of the Company's shareholders, approximately 7.7% and 9.4% of HomeFed is owned by the Company's Chairman and President, respectively. Both are also directors of HomeFed and the Company's President serves as HomeFed's Chairman.

ACF

The Company sold all of its ACF common shares pursuant to a cash merger in which General Motors Company acquired all of the outstanding common stock of ACF in 2010. The Company received aggregate cash consideration of $830,561,000 for its shares of ACF common stock, which were acquired at a cost of $425,842,000.

Las Cruces

Las Cruces is a Spanish company that holds the exploration and mineral rights to the Las Cruces copper deposit in the Pyrite Belt of Spain. Las Cruces was a consolidated subsidiary from its acquisition in September 1999 until August 2005, at which time the Company sold a 70% interest to Inmet Mining Corporation ("Inmet"), a Canadian-based global mining company traded on the Toronto Stock Exchange (Symbol: IMN). Inmet acquired the interest in Las Cruces in exchange for 5,600,000 newly issued Inmet common shares.

4. Investments in Associated Companies, continued:

During 2010, the Company sold to Inmet its remaining 30% equity interest in and subordinated sponsor loans to Las Cruces for aggregate consideration of $576,003,000. The purchase price was comprised of $150,000,000 of cash and 5,442,413 newly issued common shares of Inmet, which were valued at the market price of the Inmet common shares on the closing date of the transaction. In addition, the Company was released from its guarantee of $72,000,000 of debt owed by Las Cruces to an affiliate of Inmet. The Company reported a gain on the sale of $383,369,000 in investment and other income.

The following table provides summarized data for associated companies accounted for on the equity method of accounting for the three years ended December 31, 2012. (Amounts are in thousands.)

	2012	2011	
Assets	**$6,848,157**	$5,501,581	
Liabilities	**4,602,240**	3,350,394	
Mandatorily redeemable interests	**1,089,506**	982,057	
Noncontrolling interest	**10,423**	18,601	
	2012	2011	2010
Total revenues (including net securities gains)	**$1,995,858**	$1,403,352	$1,124,140
Income from continuing operations before extraordinary items	**$ 255,038**	$ 62,340	$ 43,688
Net income	**$ 255,038**	$ 62,340	$ 43,797
The Company's income related to associated companies	**$ 88,649**	$ 62,013	$ 33,576

The Company's annual report on Form 10-K for 2012 includes separate financial statements for Jefferies.

Except for its investment in Berkadia, the Company has not provided any guarantees, nor is it contingently liable for any of the liabilities reflected in the above tables. All such liabilities are non-recourse to the Company. The Company's exposure to adverse events at the investee companies is limited to the book value of its investment.

Included in consolidated retained earnings at December 31, 2012 is approximately $60,841,000 of undistributed earnings of the associated companies accounted for under the equity method of accounting.

5. Discontinued Operations:

In 2010, the Company sold its operating retail shopping center in Long Island, New York for cash consideration of $17,064,000 and recorded a pre-tax and after tax gain on sale of discontinued operations of $4,526,000. The Company has not classified this business' historical results of operations or its assets and liabilities as discontinued operations because such amounts were not significant.

In 2010, the Company sold ResortQuest for net cash consideration of $52,371,000 and recorded a pre-tax and after tax gain on sale of discontinued operations of $35,367,000. As a result, the Company's property management and services segment has been classified as a discontinued operation.

In 2010, the Company sold STi Prepaid for aggregate consideration of $20,000,000, which was scheduled to be paid over a 26 month period, and classified the telecommunications segment as a discontinued operation. The Company reported a pre-tax and after tax gain of $21,104,000 in 2010 on sale of discontinued operations equal to the Company's negative net investment in STi Prepaid ($19,255,000) and cash payments received from the buyer. During 2011, additional final payments were received from the buyer and the Company recognized a gain from discontinued operations of $9,669,000.

Notes to Consolidated Financial Statements, continued

5. Discontinued Operations, continued:

In 2010, the Company classified its power production business that burns waste biomass to produce electricity as a held for sale discontinued operation and recorded a charge of $25,321,000 to reduce the carrying amount of the business to its fair value. The power production business was previously classified in the other operations segment, and the impairment charge reduced the carrying amount of property, equipment and leasehold improvements, net and intangible assets to zero.

When the power production facility was originally acquired for $4,567,000 it was not operating and the original intent was to invest additional funds to rehabilitate the facility and bring it up to nameplate capacity. Despite rehabilitation funding in excess of amounts originally planned, ongoing equipment problems resulted in a failure to bring the facility up to capacity and higher operating costs. The cost of the waste biomass required to produce electricity also increased, and the business would have required additional funding to continue operating during 2011. As a result, in 2010 the Company decided to sell the business rather than continue to fund operating losses in the hope that production improvements and/or waste material price decreases would make the facility profitable.

During 2012, the Company sold its small Caribbean-based telecommunications provider for aggregate consideration of $27,509,000, net of working capital adjustments, and recognized a pre-tax gain on sale of discontinued operations of $11,696,000 ($7,602,000 after taxes). The Company has not classified this business' historical results of operations or its assets and liabilities as discontinued operations because such amounts were not significant.

In October 2012, the Company sold Keen Energy Services, LLC ("Keen") for cash consideration of $100,000,000 and a four-year interest bearing promissory note issued by the purchaser which was valued at $37,500,000. The Company also retained Keen's net working capital, principally customer receivables and trade payables. The Company recorded a pre-tax loss on sale of discontinued operations of $18,045,000 ($11,729,000 after taxes) for the year ended December 31, 2012. As a result, the Company's oil and gas drilling services segment has been classified as a discontinued operation.

A summary of the results of discontinued operations for ResortQuest, STi Prepaid, Keen and the power production business is as follows for the three years ended December 31, 2012 (in thousands):

	2012	2011	2010
Revenues and other income:			
Telecommunications	**$ –**	$ –	$276,253
Oil and gas drilling services	**95,674**	133,782	116,542
Property management and service fees	**–**	–	87,039
Investment and other income	**4,582**	3,316	10,545
	100,256	137,098	490,379
Expenses:			
Cost of sales – telecommunications	**–**	–	235,943
Direct operating expenses:			
Oil and gas drilling services	**79,143**	100,639	93,281
Property management and services	**–**	–	62,595
Interest	**77**	141	1,249
Salaries and incentive compensation	**2,842**	5,445	15,364
Depreciation and amortization	**14,740**	21,051	32,531
Selling, general and other expenses	**8,384**	10,011	84,841
	105,186	137,287	525,804
Loss from discontinued operations before income taxes	**(4,930)**	(189)	(35,425)
Income tax benefit	**(1,730)**	(1,072)	(2,350)
Income (loss) from discontinued operations after income taxes	**$ (3,200)**	$ 883	$ (33,075)

Notes to Consolidated Financial Statements, continued

5. Discontinued Operations, continued:

During 2012, 2011 and 2010, the Company received and recognized as income from discontinued operations distributions totaling $5,663,000, $4,690,000 and $11,640,000, respectively, from its subsidiary, Empire Insurance Company ("Empire"), which has been undergoing a voluntary liquidation since 2001. The Company had classified Empire as a discontinued operation in 2001 and fully wrote-off its remaining book value based on its expected future cash flows at that time. Although Empire no longer writes any insurance business, its orderly liquidation over the years has resulted in reductions to its estimated claim reserves that enabled Empire to pay the distributions, with the approval of the New York State Department of Financial Services. For income tax purposes, the payments are treated as non-taxable distributions paid by a subsidiary. Since future distributions from Empire, if any, are subject to New York insurance law or the approval of the New York State Department of Financial Services, income will only be recognized when received.

On February 1, 2013, the Company declared a pro rata dividend of all of the outstanding shares of common stock of Crimson in a manner that is structured to qualify as a tax-free spinoff for U.S. federal income tax purposes. The Company's common shareholders on February 11, 2013, the record date, will receive one share of Crimson common stock for every ten common shares of the Company, with cash in lieu of fractional shares, on February 25, 2013. The spinoff was a condition to the Jefferies Merger. After considering capital contributions to be made to Crimson, the distribution will reduce total equity by approximately $197,000,000. For the year ended December 31, 2012, Crimson had revenues of $48,215,000 and pre-tax income of $5,381,000.

6. Investments:

A summary of investments classified as current assets at December 31, 2012 and 2011 is as follows (in thousands):

	2012		2011	
	Amortized Cost	**Carrying Value and Estimated Fair Value**	Amortized Cost	Carrying Value and Estimated Fair Value
Investments available for sale	**$1,666,361**	**$1,666,613**	$146,594	$145,977
Other investments, including accrued interest income	**5,863**	**5,989**	4,113	4,158
Total current investments	**$1,672,224**	**$1,672,602**	$150,707	$150,135

The amortized cost, gross unrealized gains and losses and estimated fair value of available for sale investments classified as current assets at December 31, 2012 and 2011 are as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2012				
Bonds and notes:				
U.S. Government and agencies	**$1,656,776**	**$286**	**$ 40**	**$1,657,022**
All other corporates	**8,531**	**176**	**–**	**8,707**
Total fixed maturities	**1,665,307**	**462**	**40**	**1,665,729**
Other investments	**1,054**	**–**	**170**	**884**
Total current available for sale investments	**$1,666,361**	**$462**	**$210**	**$1,666,613**

6. Investments, continued:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2011				
Bonds and notes:				
U.S. Government and agencies	$ 139,940	$ 13	$ 1	$ 139,952
All other corporates	5,649	70	–	5,719
Total fixed maturities	145,589	83	1	145,671
Other investments	1,005	–	699	306
Total current available for sale investments	$ 146,594	$ 83	$700	$ 145,977

A summary of non-current investments at December 31, 2012 and 2011 is as follows (in thousands):

	2012		2011	
	Amortized Cost	**Carrying Value and Estimated Fair Value**	Amortized Cost	Carrying Value And Estimated Fair Value
Investments available for sale:				
Fortescue Metals Group Ltd ("Fortescue")	**$ –**	**$ –**	$ 115,703	$ 569,256
Inmet	**504,006**	**823,757**	504,006	708,193
Other investments available for sale	**795,622**	**866,622**	724,664	776,444
Other investments:				
Private equity funds	**22,930**	**22,930**	85,528	85,528
Chichester zero coupon note component ("Chichester")	**–**	**–**	40,801	40,801
Other non-publicly traded investments	**34,663**	**34,663**	46,947	46,653
Total non-current investments	**$1,357,221**	**$1,747,972**	$1,517,649	$2,226,875

In August 2006, pursuant to a subscription agreement with Fortescue and its subsidiary, Chichester, the Company invested an aggregate of $408,030,000, including expenses, in Fortescue's Pilbara iron ore and infrastructure project in Western Australia. In exchange for its cash investment, the Company received 264,000,000 common shares of Fortescue, and a $100,000,000 unsecured note of Chichester that accrued interest at 4% of the revenue, net of government royalties, invoiced from the iron ore produced from certain project areas (the "FMG Note"). In July 2007, Fortescue sold new common shares in an underwritten public offering to raise additional capital for its mining project and to fund future growth. In connection with this offering, the Company exercised its pre-emptive rights to maintain its ownership position and acquired an additional 13,986,000 common shares of Fortescue for $44,217,000. During the three years ended December 31, 2012, the Company sold its investment in Fortescue common shares as follows (in thousands):

	2012	2011	2010
Shares sold	**130,586**	117,400	30,000
Net cash proceeds	**$659,416**	$732,217	$121,498
Net securities gains	**$543,713**	$628,197	$ 94,918

During the fourth quarter of 2012, Chichester redeemed the FMG Note for aggregate cash consideration of $715,000,000, resulting in the recognition in investment and other income of a pre-tax gain of $526,184,000, and the parties agreed to settle all pending litigation and disputes without any additional payment. As a result, the Company will no longer receive interest payments on the FMG Note.

The Company has received aggregate cash proceeds in excess of its Fortescue investment of $2,313,272,000, which reflects all sales of Fortescue common shares, interest collected on the FMG Note (net of withholding taxes), the redemption of the FMG Note, expenses and the cost of its investment.

Notes to Consolidated Financial Statements, continued

6. Investments, continued:

At December 31, 2012 and 2011, non-current investments include 11,042,413 common shares of Inmet, or approximately 15.9% of Inmet's outstanding shares. The Inmet shares have registration rights and may be sold without restriction in accordance with applicable securities laws. See Note 4 for more information about the acquisition of the Inmet shares.

Non-current other non-publicly traded investments are accounted for under the cost method of accounting, reduced for impairment charges when appropriate.

The amortized cost, gross unrealized gains and losses and estimated fair value of non-current investments classified as available for sale at December 31, 2012 and 2011 are as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2012				
Bonds and notes:				
U.S. Government and agencies	**$ 6,449**	**$ 41**	**$ –**	**$ 6,490**
U.S. Government-Sponsored Enterprises	**578,922**	**16,488**	**482**	**594,928**
All other corporates	**154,245**	**778**	**885**	**154,138**
Total fixed maturities	**739,616**	**17,307**	**1,367**	**755,556**
Equity securities:				
Common stocks:				
Banks, trusts and insurance companies	**32,811**	**33,129**	**331**	**65,609**
Industrial, miscellaneous and all other	**527,201**	**342,313**	**300**	**869,214**
Total equity securities	**560,012**	**375,442**	**631**	**934,823**
	$1,299,628	**$392,749**	**$1,998**	**$1,690,379**
2011				
Bonds and notes:				
U.S. Government-Sponsored Enterprises	$ 609,617	$ 12,683	$ 109	$ 622,191
All other corporates	66,960	636	1,054	66,542
Total fixed maturities	676,577	13,319	1,163	688,733
Equity securities:				
Common stocks:				
Banks, trusts and insurance companies	22,084	28,887	–	50,971
Industrial, miscellaneous and all other	644,717	669,270	299	1,313,688
Total equity securities	666,801	698,157	299	1,364,659
Other investments	995	–	494	501
	$1,344,373	$711,476	$1,956	$2,053,893

The amortized cost and estimated fair value of non-current investments classified as available for sale at December 31, 2012, by contractual maturity, are shown below. Expected maturities are likely to differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

6. Investments, continued:

	Amortized Cost	Estimated Fair Value
	(In thousands)	
Due after one year through five years	$ 7,846	$ 7,941
Due after five years through ten years	–	–
Due after ten years	–	–
	7,846	7,941
Mortgage-backed and asset-backed securities	731,770	747,615
	$739,616	$755,556

At December 31, 2012, the unrealized losses on investments which have been in a continuous unrealized loss position for less than 12 months and for 12 months or longer were not significant.

7. Trade, Notes and Other Receivables, Net:

A summary of current trade, notes and other receivables, net at December 31, 2012 and 2011 is as follows (in thousands):

	2012	2011
Trade receivables	$233,753	$206,331
Accrued interest on FMG Note	–	107,881
Receivables related to securities	10,030	4,572
Receivables relating to real estate activities	5,790	4,707
Other	14,129	19,376
	263,702	342,867
Allowance for doubtful accounts	(4,671)	(3,857)
Total current trade, notes and other receivables, net	$259,031	$339,010

8. Inventory:

A summary of inventory at December 31, 2012 and 2011 is as follows (in thousands):

	2012	2011
Finished goods	$271,221	$233,542
Work in process	61,069	49,514
Raw materials, supplies and other	51,202	71,522
	$383,492	$354,578

9. Intangible Assets, Net and Goodwill:

A summary of these assets at December 31, 2012 and 2011 is as follows (in thousands):

	2012	2011
Intangibles:		
Customer and other relationships, net of accumulated amortization of $70,823 and $41,958	$416,304	$426,603
Trademarks and tradename, net of accumulated amortization of $15,731 and $1,527	263,839	278,024
Supply contracts, net of accumulated amortization of $9,874 and $0	140,121	143,500
Licenses, net of accumulated amortization of $3,508 and $2,917	8,520	9,081
Other, net of accumulated amortization of $4,467 and $5,095	1,047	1,262
Goodwill	24,195	18,119
	$854,026	$876,589

9. Intangible Assets, Net and Goodwill, continued:

During 2012, Conwed Plastics purchased certain assets of a lightweight netting business for $25,232,000, of which $17,129,000 was allocated to customer relationships, which will be amortized over 12 years, and $6,395,000 was allocated to a supply contract, which will be amortized over 10 years.

Amortization expense on intangible assets was $53,676,000, $7,103,000 and $8,401,000 for the years ended December 31, 2012, 2011 and 2010, respectively. The estimated aggregate future amortization expense for the intangible assets for each of the next five years is as follows (in thousands): 2013 – $54,947; 2014 – $54,784; 2015 – $51,880; 2016 – $49,969; and 2017 – $49,818.

At December 31, 2012 and 2011, goodwill in the above table related to National Beef ($14,991,000 and $8,915,000, respectively), Conwed Plastics ($8,151,000) and the winery operations ($1,053,000). All of the goodwill is deductible for income tax purposes.

10. Other Assets:

A summary of non-current other assets at December 31, 2012 and 2011 is as follows (in thousands):

	2012	2011
Real Estate	**$222,151**	$173,077
Note receivable from sale of Keen	**37,625**	–
Unamortized debt expense	**2,805**	11,454
Restricted cash	**9,693**	64,609
Prepaid mining interest	**–**	139,572
Other	**15,031**	18,658
	$287,305	$407,370

At December 31, 2011, restricted cash includes $56,500,000 that had been placed into escrow pursuant to an agreement to acquire 708 acres of land in Panama City, Florida. The purchase price was subsequently reduced to $51,870,000, the excess funds were returned and the transaction closed in February 2012.

The Company's prepaid mining interest related to the FMG Note, which is more fully explained in Note 6.

11. Property, Equipment and Leasehold Improvements, Net:

A summary of property, equipment and leasehold improvements, net at December 31, 2012 and 2011 is as follows (in thousands):

	Depreciable Lives (in years)	**2012**	2011
Land, buildings and leasehold improvements	5-45	**$ 622,040**	$ 601,681
Beef processing machinery and equipment	2-15	**240,412**	201,934
Other machinery and equipment	3-25	**187,611**	202,405
Corporate aircraft	10	**112,071**	111,279
Furniture and fixtures	2-10	**23,454**	23,285
Construction in progress	N/A	**53,302**	53,526
Other	3-10	**4,096**	13,162
		1,242,986	1,207,272
Accumulated depreciation and amortization		**(385,626)**	(323,163)
		$ 857,360	$ 884,109

12. Trade Payables and Expense Accruals:

A summary of trade payables and expense accruals at December 31, 2012 and 2011 is as follows (in thousands):

	2012	2011
Trade payables	**$ 82,439**	$ 80,960
Book overdrafts	**115,359**	92,254
Cattle purchases payable	**44,711**	31,431
Payables related to securities	**3,698**	955
Accrued compensation, severance and other employee benefits	**103,523**	89,061
Accrued legal and professional fees	**9,816**	18,364
Taxes other than income	**9,522**	9,207
Accrued interest payable	**23,834**	35,496
Other	**20,740**	16,593
	$413,642	$374,321

13. Indebtedness:

The principal amount, stated interest rate and maturity date of outstanding debt at December 31, 2012 and 2011 are as follows (dollars in thousands):

	2012	2011
Parent Company Debt:		
Senior Notes:		
7¾% Senior Notes due 2013, less debt discount of $39 and $99	**$ 94,461**	$ 94,401
7% Senior Notes due 2013, net of debt premium of $85 and $218	**307,494**	312,463
8⅛% Senior Notes due 2015, less debt discount of $3,236 and $4,256	**455,405**	454,385
7⅛% Senior Notes due 2017	–	423,140
Subordinated Notes:		
3¾% Convertible Senior Subordinated Notes due 2014	**97,581**	97,581
8.65% Junior Subordinated Deferrable Interest Debentures due 2027	–	88,204
Subsidiary Debt:		
Term loans	**296,000**	323,750
Revolving credit facility	**91,403**	92,103
Capital leases due 2013 through 2017 with a weighted-average interest rate of 5.2%	**4,066**	5,301
Other due 2013 through 2029 with a weighted-average interest rate of .4%	**12,285**	12,325
Total debt	**1,358,695**	1,903,653
Less: current maturities	**(440,569)**	(29,264)
Long-term debt	**$ 918,126**	$1,874,389

13. Indebtedness, continued:

Parent Company Debt:

The Board of Directors has authorized the Company, from time to time, to purchase its outstanding debt securities through cash purchases in open market transactions, privately negotiated transactions or otherwise. Such purchases, if any, depend upon prevailing market conditions, the Company's liquidity requirements and other factors; such purchases may be commenced or suspended at any time without notice. Principal amounts purchased during the last three years are as follows (dollars in thousands):

	2012	2011	2010
7¾% Senior Notes	$ –	$ –	$ 5,500
7% Senior Notes	**4,836**	–	27,200
8⅛% Senior Notes	–	21,359	20,000
7⅛% Senior Notes	**423,140**	54,860	22,000
8.65% Junior Subordinated Deferrable Interest Debentures	**88,204**	1,350	2,146
Total	**$516,180**	$77,569	$76,846

As a result of the purchases, the Company recognized pre-tax losses of $24,154,000, $6,352,000 and $5,138,000 for the years ended December 31, 2012, 2011 and 2010, respectively, which are reflected in selling, general and other expenses.

In 2004, the Company sold $350,000,000 principal amount of its 3¾% Convertible Senior Subordinated Notes due 2014 in a private placement transaction. The notes are convertible into the Company's common shares at $22.30 per share at any time before their maturity, subject to certain restrictions contained in the notes, at a conversion rate of 44.8430 shares per each $1,000 principal amount of notes subject to adjustment. Such amount reflects an adjustment to the conversion price as a result of the dividends paid during each of the last three years. Future cash dividends will reduce the conversion price per share by the amount charged to shareholders' equity on a per share basis. At December 31, 2012, the notes are convertible into an aggregate of 4,375,830 shares.

The Company's senior note indentures contain covenants that restrict its ability to incur more Indebtedness or issue Preferred Stock of Subsidiaries unless, at the time of such incurrence or issuance, the Company meets a specified ratio of Consolidated Debt to Consolidated Tangible Net Worth, limit the ability of the Company and Material Subsidiaries to incur, in certain circumstances, Liens, limit the ability of Material Subsidiaries to incur Funded Debt in certain circumstances, and contain other terms and restrictions all as defined in the senior note indentures. The Company has the ability to incur substantial additional indebtedness or make distributions to its shareholders and still remain in compliance with these restrictions. If the Company is unable to meet the specified ratio, the Company would not be able to issue additional Indebtedness or Preferred Stock, but the Company's inability to meet the applicable ratio would not result in a default under its senior note indentures. The senior note indentures do not restrict the payment of dividends.

Subsidiary Debt:

At December 31, 2012, National Beef's credit facility consisted of a $296,000,000 outstanding term loan and a revolving line of credit of up to $250,000,000; any amounts outstanding under the facility mature in June 2016. The term loan requires quarterly principal payments of $9,250,000. The term loan and the revolving credit facility bear interest at the Base Rate or the LIBOR Rate (as defined in the credit facility), plus a margin ranging from .75% to 2.50% depending upon certain financial ratios and the rate selected. At December 31, 2012, the interest rate on the term loan was 2.7% and the interest rate in the revolving credit facility was 2.8%. The credit facility is secured by a first priority lien on substantially all of the assets of National Beef and its subsidiaries.

Borrowings under the revolving credit facility are available for National Beef's working capital requirements, capital expenditures and other general corporate purposes. Unused capacity under the facility can also be used to issue letters

13. Indebtedness, continued:

of credit; letters of credit aggregating $21,776,000 were outstanding at December 31, 2012. Amounts available under the revolver are subject to a borrowing base calculation primarily comprised of receivable and inventory balances. At December 31, 2012, after deducting outstanding amounts and issued letters of credit the remainder of the unused revolver was fully available to National Beef.

The credit facility contains customary covenants relating to National Beef and its subsidiaries, including restrictions on distributions, mergers, asset sales, investments, acquisitions, encumbrances, affiliate transactions and other matters. The ability of National Beef and its subsidiaries to engage in other business, incur debt or grant liens is also restricted. National Beef is also required to maintain a minimum Adjusted Net Worth, a maximum Funded Debt Ratio and minimum Fixed Charge Coverage Ratio, all as defined in the credit facility. At December 31, 2012, National Beef met all of these requirements.

Other subsidiary debt at December 31, 2012 and 2011 principally includes Industrial Revenue Bonds of National Beef ($12,245,000).

Excluding repurchase agreements discussed below, at December 31, 2012, $1,791,777,000 of consolidated assets (primarily inventory, receivables, property and equipment and intangibles) are pledged for indebtedness aggregating $403,714,000, principally for amounts due under National Beef's credit facility.

The aggregate annual mandatory redemptions of debt during the five year period ending December 31, 2017 are as follows: 2013 – $440,523,000; 2014 – $137,046,000; 2015 – $499,088,000; 2016 – $283,223,000; and 2017 – $5,000.

Securities Sold Under Agreements to Repurchase:

Securities sold under agreements to repurchase are accounted for as collateralized financing transactions. At December 31, 2012, these fixed rate repurchase agreements have a weighted-average interest rate of approximately .4%, mature in January 2013 and are collateralized by non-current investments. The non-current investments are adjustable rate mortgage pass-through certificates issued by U.S. Government-Sponsored Enterprises (FHLMC or FNMA). This portfolio has a weighted-average life of approximately 5 years and a duration of .7 at December 31, 2012.

14. Redeemable Noncontrolling Interests in Subsidiary:

Redeemable noncontrolling interests in subsidiary are held by minority owners of National Beef, principally USPB, NBPCo Holdings and the chief executive officer of National Beef. The holders of these interests share in the profits and losses of National Beef on a pro rata basis with the Company. However, the minority owners have the right to require the Company to purchase their interests under certain specified circumstances at fair value (put rights), and the Company also has the right to purchase their interests under certain specified circumstances at fair value (call rights). Each of the holders of the put rights has the right to make an election that requires the Company to purchase up to one-third of their interests on December 30, 2016, one-third on December 30, 2018, and the remainder on December 30, 2021. In addition, USPB may elect to exercise their put rights following the termination of the cattle supply agreement, and the chief executive officer following the termination of his employment.

The Company's call rights with respect to USPB may be exercised following the termination of the cattle supply agreement or after USPB's ownership interest is less than 20% of their interest held at the time the Company acquired National Beef. The Company's call rights with respect to other members may be exercised after the ten year anniversary of the Company's acquisition of National Beef if such member's ownership interest is less than 50% of the interest held at the time the Company acquired National Beef. Additionally, the Company may acquire the chief executive officer's interest following the termination of his employment.

14. Redeemable Noncontrolling Interests in Subsidiary, continued:

Redeemable noncontrolling interests in subsidiary are reflected in the consolidated balance sheet at fair value. The following table reconciles National Beef's redeemable noncontrolling interest activity during the year ended December 31, 2012 (in thousands):

As of January 1, 2012	**$235,909**
Income allocated to redeemable noncontrolling interests	**12,235**
Distributions to redeemable noncontrolling interests	**(12,722)**
Increase in fair value of redeemable noncontrolling interests charged to additional paid-in capital	**6,227**
Balance, December 31, 2012	**$241,649**

15. Common Shares, Stock Options and Preferred Shares:

The Board of Directors from time to time has authorized acquisitions of the Company's common shares. During the three year period ended December 31, 2012, the Company acquired 4,949 common shares at an average price of $34.92 per common share, all in connection with stock option exercises. At December 31, 2012, the Company is authorized to repurchase 25,000,000 common shares.

As of December 31, 2012, the Company has two share-based plans: a fixed stock option plan and a senior executive warrant plan. The fixed stock option plan provides for the issuance of stock options and stock appreciation rights to non-employee directors and certain employees at not less than the fair market value of the underlying stock at the date of grant. Options granted to employees under this plan are intended to qualify as incentive stock options to the extent permitted under the Internal Revenue Code and become exercisable in five equal annual instalments starting one year from date of grant. Options granted to non-employee directors become exercisable in four equal annual instalments starting one year from date of grant. No stock appreciation rights have been granted. As of December 31, 2012, 731,205 shares were available for grant under the plan.

On March 6, 2006, the Company's Board of Directors, upon the recommendation of the Compensation Committee of the Board, approved, subject to shareholder approval, the grant of warrants to purchase 2,000,000 common shares to each of the Company's Chairman and President at an exercise price equal to $28.515 per share (105% of the closing price per share of a common share on that date). In May 2006, shareholder approval was received and the warrants were issued; the warrants vested over a four year period and were scheduled by their terms to expire on March 5, 2011. In February 2011, each of the Company's Chairman and President exercised these warrants, on a cashless exercise basis, pursuant to which they each received 261,599 common shares (determined using a value per share of $32.806 as set forth in the warrant). All of the common shares obtained upon exercise of the warrants were immediately sold in a private transaction.

On March 7, 2011, the Compensation Committee of the Company's Board of Directors granted warrants to purchase 2,000,000 common shares to each of the Company's Chairman and President at an exercise price of $33.84 per share (105% of the closing price per share of a common share on the grant date), subject to shareholder approval. In May 2011, the required shareholder approval was received and the warrants were issued. The warrants expire in 2016 and vest in five equal tranches with 20% vesting on the date shareholder approval was received and an additional 20% vesting in each subsequent year. Compensation cost was determined as of the approval date and will be recognized in the financial statements over the vesting period of the warrants. For 2012 and 2011, the Company recorded share-based compensation expense of $11,165,000 and $18,941,000, respectively, related to this grant of warrants.

Salaries and incentive compensation expense included $14,305,000, $23,019,000 and $4,067,000 for the years ended December 31, 2012, 2011 and 2010, respectively, for share-based compensation expense relating to grants made under

15. Common Shares, Stock Options and Preferred Shares, continued:

the Company's senior executive warrant plan and fixed stock option plan. Net income decreased by $9,405,000, $15,203,000 and $3,955,000 for 2012, 2011 and 2010, respectively, as a result of the share-based compensation expense. As of December 31, 2012, total unrecognized compensation cost related to nonvested share-based compensation plans was $33,548,000; this cost is expected to be recognized over a weighted-average period of 1.3 years.

A summary of activity with respect to the Company's stock options for the three years ended December 31, 2012 is as follows:

	Common Shares Subject to Option	Weighted-Average Exercise Prices	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance at December 31, 2009	2,196,240	$26.40		
Granted	972,000	$27.17		
Exercised	(520,740)	$21.69		$2,809,000
Cancelled	(25,000)	$27.66		
Balance at December 31, 2010	2,622,500	$27.61		
Granted	12,000	$35.78		
Exercised	(255,445)	$27.89		$2,412,000
Cancelled	(127,600)	$27.63		
Balance at December 31, 2011	2,251,455	$27.62		
Granted	919,500	$23.20		
Exercised	–	$ –		$ –
Cancelled	(593,455)	$27.42		
Balance at December 31, 2012	2,577,500	$26.10	4.0 years	$ 539,000
Exercisable at December 31, 2012	788,500	$27.99	2.3 years	$ –

The following summary presents the weighted-average assumptions used for grants made during each of the three years in the period ended December 31, 2012:

	2012 Options	2011 Options	2010 Options
Risk free interest rate	**.53%**	1.58%	1.27%
Expected volatility	**37.66%**	45.25%	45.78%
Expected dividend yield	**1.08%**	.70%	.87%
Expected life	**4.0 years**	4.3 years	4.0 years
Weighted-average fair value per grant	**$5.97**	$13.18	$9.09

The expected life assumptions were based on historical behavior and incorporated post-vesting forfeitures for each type of award and population identified. The expected volatility was based on the historical behavior of the Company's stock price. The assumptions used to value options in 2011 were also used to value the warrants granted during 2011, resulting in a fair value per warrant granted of $13.35.

At December 31, 2012 and 2011, 3,308,755 of the Company's common shares were reserved for stock options, 4,375,830 and 4,327,317, respectively, of the Company's common shares were reserved for the 3¾% Convertible Senior Subordinated Notes and 4,000,000 of the Company's common shares were reserved for warrants.

At December 31, 2012 and 2011, 6,000,000 of preferred shares (redeemable and non-redeemable), par value $1 per share, were authorized and not issued.

15. Common Shares, Stock Options and Preferred Shares, continued:

One of the Company's subsidiaries maintains a stock option plan for its employees that provides for the granting of stock options that are exercisable into common shares of the subsidiary; however, amounts related to this plan have not been significant. Salaries and incentive compensation expense include amounts for this plan of $154,000, $245,000 and $193,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

The subsidiary also granted stock appreciation rights to an executive officer that have a seven year term and become exercisable only upon the occurrence of certain events. The rights are payable in cash unless the subsidiary's shares are publicly listed, in which case the subsidiary may elect to settle the rights in stock. Because management has determined that the occurrence of the events required for the stock appreciation rights to become exercisable was not probable, no expense or liability relating to the rights has been recorded. Stock appreciation rights were also granted to a former executive officer; changes to the fair value of these rights are recorded as increases or decreases to selling, general and other expenses. Increases (decreases) to the fair value of these rights were not significant for the year ended December 31, 2012 and were $(4,447,000) and $261,000 for the years ended December 31, 2011 and 2010, respectively.

16. Accumulated Other Comprehensive Income:

Activity in accumulated other comprehensive income is reflected in the consolidated statements of equity but not in the consolidated statements of operations. A summary of accumulated other comprehensive income, net of taxes at December 31, 2012, 2011 and 2010 is as follows (in thousands):

	2012	2011	2010
Net unrealized gains on investments	**$803,430**	$998,151	$1,749,757
Net unrealized foreign exchange losses	**(6,097)**	(3,168)	(3,838)
Net unrealized losses on derivative instruments	**(154)**	–	–
Net minimum pension liability	**(92,050)**	(83,537)	(60,177)
Net postretirement benefit	–	975	1,621
	$705,129	$912,421	$1,687,363

17. Net Securities Gains (Losses):

The following summarizes net securities gains (losses) for each of the three years in the period ended December 31, 2012 (in thousands):

	2012	2011	2010
Net realized gains on securities	**$592,978**	$644,777	$182,060
Write-down of investments (a)	**(2,461)**	(3,586)	(2,474)
Net unrealized gains (losses) on trading securities	**64**	285	(92)
	$590,581	$641,476	$179,494

(a) Consists of provisions to write down investments resulting from declines in fair values believed to be other than temporary.

Net realized gains from sales of securities principally reflect sales of Fortescue common shares during each of the last three years (see Note 6), and in 2010 a net security gain of $66,200,000 from the sale of the Company's investment in Light and Power Holdings, Ltd. ("LPH").

Proceeds from sales of investments classified as available for sale were $1,418,122,000, $4,217,334,000 and $838,197,000 during 2012, 2011 and 2010, respectively. Gross gains of $546,449,000, $638,863,000 and $104,392,000 and gross losses of $716,000, $5,235,000 and $683,000 were realized on these sales during 2012, 2011 and 2010, respectively.

Notes to Consolidated Financial Statements, continued

18. Other Results of Operations Information:

Investment and other income for each of the three years in the period ended December 31, 2012 consists of the following (in thousands):

	2012	2011	2010
Interest on fixed maturity investments	**$ 19,140**	$ 30,996	$ 22,148
Dividend income	**5,954**	18,359	3,654
Other investment income	**1,407**	608	1,153
Income from FMG Note including gain recognized on redemption (see Note 6)	**642,993**	214,455	149,257
Gain on sale of Las Cruces	**–**	–	383,369
Gain on forgiveness of debt	**–**	81,848	–
Gain related to lawsuits and other settlements	**–**	141	3,446
Government grants reimbursement	**747**	5,366	11,143
Rental income	**11,725**	11,126	12,417
Winery revenues	**47,801**	38,161	23,569
Other	**22,008**	29,951	39,190
	$751,775	$431,011	$649,346

Other income for the other operations segment includes government grants that reimbursed the Company for certain of its prior expenditures related to energy projects, which were fully expensed as incurred.

Taxes, other than income or payroll, amounted to $26,498,000, $19,760,000 and $19,965,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

Advertising costs amounted to $24,138,000, $11,282,000 and $10,161,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

Research and development costs charged to expense were $17,580,000, $22,152,000 and $5,476,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

19. Income Taxes:

The principal components of deferred taxes at December 31, 2012 and 2011 are as follows (in thousands):

	2012	2011
Deferred Tax Asset:		
Securities valuation reserves	**$ 43,613**	$ 49,893
Other assets	**60,687**	78,289
NOL carryover	**1,332,510**	1,730,465
Intangible assets, net and goodwill	**18,062**	23,037
Other liabilities	**15,878**	12,386
	1,470,750	1,894,070
Valuation allowance	**(109,181)**	(109,181)
	1,361,569	1,784,889
Deferred Tax Liability:		
Unrealized gains on investments	**(133,612)**	(148,007)
Property and equipment	**(10,770)**	(45,784)
Other	**(2,572)**	(6,212)
	(146,954)	(200,003)
Net deferred tax asset	**$1,214,615**	$1,584,886

19. Income Taxes, continued:

As of December 31, 2012, the Company had consolidated federal NOLs of $1,231,000,000 that may be used to offset the taxable income of any member of the Company's consolidated tax group. In addition, the Company has $2,406,000,000 of federal NOLs that are only available to offset the taxable income of certain subsidiaries. Unused federal NOLs do not begin to expire until 2021, except for certain NOLs that begin to expire sooner but are fully reserved for in the valuation allowance. The Company also has various state NOLs that expire at different times, which are reflected in the above table to the extent the Company estimates its future taxable income will be apportioned to those states. Uncertainties that may affect the utilization of the Company's tax attributes include future operating results, tax law changes, rulings by taxing authorities regarding whether certain transactions are taxable or deductible and expiration of carryforward periods.

At December 31, 2010, the Company concluded that it was more likely than not that it would have future taxable income sufficient to realize a significant portion of the Company's net deferred tax asset; accordingly, $1,157,111,000 of the deferred tax valuation allowance was reversed as a credit to income tax expense. See Note 2 for more information.

Under certain circumstances, the ability to use the NOLs and future deductions could be substantially reduced if certain changes in ownership were to occur. In order to reduce this possibility, the Company's certificate of incorporation includes a charter restriction that prohibits transfers of the Company's common stock under certain circumstances.

The provision (benefit) for income taxes for each of the three years in the period ended December 31, 2012 was as follows, excluding amounts allocated to income (losses) related to associated companies and discontinued operations (in thousands):

	2012	2011	2010
State income taxes	**$ 30,199**	$ 9,230	$ 5,512
Resolution of state tax contingencies	–	–	(600)
Federal income taxes:			
Current	**1,001**	–	–
Deferred	**332,953**	238,060	–
Decrease in valuation allowance	–	–	(1,157,111)
Foreign income taxes	**12,341**	23,026	15,231
	$376,494	$270,316	$(1,136,968)

The Worker, Homeownership, and Business Assistance Act of 2009 provided taxpayers a special election for extended net operating loss carryback benefits, and with respect to any net operating loss for which the election was made, eliminated the limitation that applies to using the NOL to reduce alternative minimum taxable income. In 2010, the Internal Revenue Service provided additional guidance with respect to application of the law, and the Company made the election with respect to its 2008 NOL. As a result, approximately $830,000,000 of the NOLs referred to above can be used to fully offset federal minimum taxable income, and no federal regular or minimum income tax would be payable on such income. During 2010, the Company reversed deferred federal minimum tax liabilities which had been recorded in prior periods of $11,594,000 to income related to associated companies and $22,678,000 to accumulated other comprehensive income.

19. Income Taxes, continued:

The table below reconciles the expected statutory federal income tax to the actual income tax provision (benefit) (in thousands):

	2012	2011	2010
Expected federal income tax	**$338,282**	$237,109	$ 134,029
State income taxes, net of federal income tax benefit	**20,714**	6,885	5,512
Decrease in valuation allowance	–	–	(1,157,111)
Tax expense not provided on income recorded prior to the reversal of deferred tax valuation allowance	–	–	(139,108)
Accounting expense for warrants in excess of tax deduction	–	7,141	–
Resolution of tax contingencies	–	–	(600)
Permanent differences	**9,887**	2,552	5,079
Foreign taxes	**8,022**	14,967	15,231
Other	**(411)**	1,662	–
Actual income tax provision (benefit)	**$376,494**	$270,316	$(1,136,968)

Reflected above as resolution of tax contingencies are reductions to the Company's income tax provision for the expiration of the applicable statute of limitations and the favorable resolution of certain federal and state income tax contingencies.

The following table reconciles the total amount of unrecognized tax benefits as of the beginning and end of the periods presented (in thousands):

	Unrecognized Tax Benefits	Interest	Total
As of January 1, 2010	$ 6,700	$2,900	$ 9,600
Additions to unrecognized tax benefits	–	–	–
Additional interest expense recognized	–	500	500
Audit payments	(100)	(100)	(200)
Reductions as a result of the lapse of the statute of limitations and completion of audits	(300)	(300)	(600)
Balance, December 31, 2010	6,300	3,000	9,300
Additions to unrecognized tax benefits	–	–	–
Additional interest expense recognized	–	500	500
Audit payments	–	–	–
Reductions as a result of the lapse of the statute of limitations and completion of audits	–	–	–
Balance, December 31, 2011	6,300	3,500	9,800
Additions to unrecognized tax benefits	5,300	–	5,300
Additional interest expense recognized	–	700	700
Audit payments	–	–	–
Reductions as a result of the lapse of the statute of limitations and completion of audits	–	–	–
Balance, December 31, 2012	$11,600	$4,200	$15,800

If recognized, the total amount of unrecognized tax benefits reflected in the table above would lower the Company's effective income tax rate. Over the next twelve months, the Company believes it is reasonably possible that the aggregate amount of unrecognized tax benefits related to uncertain tax positions will decrease by approximately $300,000 upon the resolution of certain assessments. The statute of limitations with respect to the Company's federal income tax returns has expired for all years through 2008. The Company's New York State and New York City income tax returns are currently being audited for the 2006 to 2008 period.

Notes to Consolidated Financial Statements, continued

20. Pension Plans and Postretirement Benefits:

Prior to 1999, the Company maintained a defined benefit pension plan covering employees of certain units who met age and service requirements. This plan was frozen in 1998; in 2010 the plan was terminated and settled. A contribution of $9,636,000 was made to the plan and the Company recognized a settlement charge of $12,728,000 during 2010.

Pursuant to the agreement to sell a former subsidiary of the Company, WilTel Communications Group, Inc. ("WilTel") the responsibility for WilTel's defined benefit pension plan was retained by the Company. All benefits under this plan were frozen as of the date of sale.

A summary of activity with respect to WilTel's defined benefit pension plan is as follows (in thousands):

	2012	2011
Projected Benefit Obligation:		
Projected benefit obligation at beginning of period	**$251,949**	$207,889
Interest cost	**10,886**	11,233
Actuarial loss	**19,315**	39,028
Benefits paid	**(6,292)**	(6,201)
Projected benefit obligation at December 31,	**$275,858**	$251,949
Change in Plan Assets:		
Fair value of plan assets at beginning of period	**$188,876**	$145,124
Actual return on plan assets	**8,726**	7,166
Employer contributions	**3,728**	43,823
Benefits paid	**(6,292)**	(6,201)
Administrative expenses	**(724)**	(1,036)
Fair value of plan assets at December 31,	**$194,314**	$188,876
Funded Status at end of year	**$ (81,544)**	$ (63,073)

As of December 31, 2012 and 2011, $118,176,000 and $104,424,000, respectively, of the net amount recognized in the consolidated balance sheet was reflected as a charge to accumulated other comprehensive income (loss) (substantially all of which were cumulative losses) and $81,544,000 and $63,073,000, respectively, was reflected as accrued pension cost.

Employer contributions expected to be paid in 2013 are $7,860,000.

Pension expense related to the defined benefit pension plans charged to results of continuing operations included the following components (in thousands):

	2012	2011	2010
Interest cost	**$10,886**	$11,233	$11,944
Expected return on plan assets	**(8,292)**	(6,091)	(7,936)
Actuarial loss	**5,852**	2,659	1,929
Amortization of prior service cost	**–**	–	2
Net pension expense	**$ 8,446**	$ 7,801	$ 5,939

20. Pension Plans and Postretirement Benefits, continued:

At December 31, 2012, the plan's assets at fair value consisted of the following (in thousands):

		Fair Value Measurements Using	
	Total Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)
Cash and cash equivalents	$ 21,493	$ 21,493	$ –
Bonds and notes:			
U.S. Government and agencies	4,522	4,522	–
Public utilities	7,490	7,490	–
Foreign governments	2,253	2,253	–
All other corporates	158,556	157,492	1,064
Total	$194,314	$193,250	$1,064

At December 31, 2011, the plan's assets at fair value consisted of the following (in thousands):

		Fair Value Measurements Using	
	Total Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)
Cash and cash equivalents	$ 15,479	$ 15,479	$ –
Bonds and notes:			
U.S. Government and agencies	27,076	27,076	–
Foreign governments	2,185	2,185	–
All other corporates	126,035	123,689	2,346
Other (primarily receivable on sale of securities)	18,101	18,101	–
Total	$188,876	$186,530	$2,346

The estimated fair values for securities measured using Level 1 inputs are determined using publicly quoted market prices in active markets. Certain of the corporate bonds are measured using Level 2 inputs. Although these bonds trade in brokered markets, the market for certain bonds is sometimes inactive. The fair values of these investments are based on reported trading prices, bid and ask prices and quotes obtained from independent market makers in the securities. At December 31, 2012 and 2011, the plan did not have any fair value measurements using unobservable inputs (Level 3).

The current investment objectives are designed to minimize investment losses due to rising interest rates while providing a stable and predictable stream of investment income. To further mitigate investment losses, the Company has placed certain investment restrictions and limitations over plan assets. The restrictions and limitations include the following:

- Plan assets are split into three separate portfolios, each with different duration and asset mixes. The Investment Grade ("IG") portfolio consists of investment grade fixed income corporate bonds with a maximum portfolio duration of 5 years. The Fixed Income ("FI") portfolio consists of short and medium term investment grade bonds, government instruments, and cash and cash equivalents with a maximum portfolio duration of 2 years. The High Yield ("HY") portfolio consists of below investment grade corporate bonds with a maximum portfolio duration of 5 years.

- Fixed income securities held within the IG and FI portfolios will all be rated BBB- or better at the time of purchase, there will be no more than 5% at market in any one security (U.S. government and agency positions excluded), no more than a 30-year maturity in any one security and investments in standard collateralized

20. Pension Plans and Postretirement Benefits, continued:

mortgage obligations are limited to securities that are currently paying interest, receiving principal, do not contain leverage and are limited to 10% of the market value of the portfolio. Securities purchased or held within the HY portfolio will all be rated B- or higher. However, the portfolio can hold up to 10% in CCC rated bonds that may result from credit downgrades.

The FI portfolio is managed to maximize the value of plan assets by minimizing exposure to changes in market interest rates while the IG and HY portfolios are managed to enhance investment income with a focus on minimizing credit losses and changes in market interest rates. This investment strategy provides the Company with more flexibility in managing the plan should interest rates rise and result in a decrease in the discounted value of benefit obligations.

To develop the assumption for the expected long-term rate of return on plan assets, the Company considered the following underlying assumptions: 2.5% current expected inflation, 1.5% to 1.7% real rate of return for short duration risk-free investments, .2% inflation risk premium and .75% default risk premium for the portion of the portfolio invested in corporate bonds. The Company then weighted these assumptions based on invested assets and assumed that investment expenses were offset by expected returns in excess of benchmarks, which resulted in the selection of the 4.25% expected long-term rate of return assumption for 2012.

Changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for the years ended December 31, 2012, 2011 and 2010 are as follows (in thousands):

	2012	2011	2010
Net loss arising during period	**$(19,604)**	$(38,989)	$(23,120)
Settlement charge	–	–	16,891
Recognition of amortization in net periodic benefit cost:			
Prior service cost	–	–	2
Actuarial loss	**5,852**	2,659	2,095
Total	**$(13,752)**	$(36,330)	$ (4,132)

The estimated net loss for the defined benefit pension plan that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in 2013 is $7,505,000.

The Company uses a December 31 measurement date for its plans. The assumptions used relating to the defined benefit pension plan is as follows:

	2012	2011
Discount rate used to determine benefit obligation at December 31,	**3.85%**	4.40%
Weighted-average assumptions used to determine net cost for years ended December 31,:		
Discount rate	**4.40%**	5.50%
Expected long-term return on plan assets	**4.25%**	4.25%

The following pension benefit payments are expected to be paid (in thousands):

2013	$ 4,736
2014	4,778
2015	6,207
2016	7,381
2017	8,657
2018 – 2022	65,598

20. Pension Plans and Postretirement Benefits, continued:

The Company and its consolidated subsidiaries have defined contribution pension plans covering certain employees. Contributions and costs are a percent of each covered employee's salary. Amounts charged to expense related to such plans were $3,318,000, $2,724,000 and $2,148,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

Several subsidiaries provide certain health care and other benefits to certain retired employees under plans which are currently unfunded. The Company pays the cost of postretirement benefits as they are incurred. Accumulated postretirement benefit obligations and amounts recognized in the consolidated statements of operations and in accumulated other comprehensive income (loss) were not significant.

21. Derivative Instruments:

As part of National Beef's operations, it is exposed to market risks from changes in commodity prices. To manage these risks, National Beef may enter into forward purchase contracts for cattle and exchange traded futures contracts for cattle or grain. While these instruments help mitigate market risks, they are not designated and accounted for as hedges; accordingly, the gains and losses associated with changes in fair value of derivative financial instruments are recorded to net sales or cost of goods sold in the period of change. Certain firm commitments for live cattle purchases and all firm commitments for boxed beef sales are designated as normal purchases and sales and not recorded at fair value.

Exchange-traded contracts have been entered into under a master netting agreement. None of the derivatives entered into have credit-related contingent features. National Beef has $6,828,000 in cash collateral posted for its derivative liabilities which is included in prepaids and other current assets as of December 31, 2012. See Note 25 for fair value information on National Beef's commodity contracts.

22. Commitments and Contingencies:

The Company and its subsidiaries rent office space and office equipment under noncancellable operating leases with terms varying principally from one to thirty years. Rental expense (net of sublease rental income) was $22,709,000 in 2012, $10,716,000 in 2011 and $11,319,000 in 2010. Future minimum annual rentals (exclusive of month-to-month leases, real estate taxes, maintenance and certain other charges) under these leases at December 31, 2012 are as follows (in thousands):

2013	$21,510
2014	20,422
2015	13,776
2016	7,234
2017	4,469
Thereafter	27,965
	95,376
Less: sublease income	(2,186)
	$93,190

Pursuant to an agreement that was entered into before the Company sold CDS to HomeFed in 2002, the Company agreed to obtain project improvement bonds for the San Elijo Hills project. These bonds, which are for the benefit of the City of San Marcos, California and other government agencies, are required prior to the commencement of any development at the project. CDS is responsible for paying all third party fees related to obtaining the bonds. Should the City or others draw on the bonds for any reason, CDS and one of its subsidiaries would be obligated to reimburse the Company for the amount drawn. At December 31, 2012, $1,789,000 was outstanding under these bonds, almost all of which expires in 2014.

22. Commitments and Contingencies, continued:

As more fully discussed in Note 4, the Company has agreed to reimburse Berkshire Hathaway for up to one-half of any losses incurred under a $2,500,000,000 surety policy securing outstanding commercial paper issued by an affiliate of Berkadia. As of December 31, 2012, the aggregate amount of commercial paper outstanding was $2,470,000,000.

The Hard Rock Biloxi's casino is constructed over water on concrete pilings; however, the threat of hurricanes is a risk to the facility. Premier's current insurance policy provides up to $244,900,000 in coverage for damage to real and personal property including business interruption coverage. The coverage is provided by a panel of U.S., Bermuda and London based insurers and is comprised of a $50,000,000 primary layer and three excess layers. The coverage is syndicated through several insurance carriers, each with an A.M. Best Rating of A- (Excellent) or better. Although the insurance policy is an all risk policy, any loss resulting from a weather catastrophe occurrence, which is defined to include damage caused by a named storm, is sublimited to $110,000,000 with a deductible of $5,000,000.

Effective December 30, 2004, National Beef finalized an agreement with the City of Dodge City, Kansas, whereby in consideration of certain improvements made to the city water and wastewater systems, National Beef committed to make a series of service charge payments totaling $19,300,000 over a 20 year period, of which $9,090,000 remains as of December 31, 2012. Payments under the commitment will be approximately $800,000 in each of the years 2013 through 2017, with the remaining balance of $4,961,000 to be paid in subsequent years.

National Beef makes verbal commitments to cattle producers to purchase cattle approximately one week in advance of delivery of those cattle to its plants. The actual value paid for these cattle is determined after the cattle are delivered, weighed and inspected at the Company's facilities. The total value of verbal commitments to purchase cattle as of December 31, 2012 was $117,371,000.

All of Linkem's outstanding shares, including the shares owned by the Company, are pledged as collateral for its bank credit line, which was fully drawn at December 31, 2012.

Subsidiaries of the Company have outstanding letters of credit aggregating $29,463,000 at December 31, 2012.

23. Litigation:

The Company and certain of its subsidiaries and officers are named as defendants in a consumer class action captioned Sykes v. Mel Harris & Associates, LLC, et al., 09 Civ. 8486 (DC), in the United States District Court for the Southern District of New York. The named defendants include the Mel Harris law firm, certain individuals and members associated with the law firm, and a process server, Samserv, Inc. and certain of its employees. The action arises out of the law firm's obtaining default judgments against approximately 124,000 individuals in New York City Civil Court with respect to consumer debt purchased by subsidiaries of the Company. The Company asserts that it was an investor with respect to the subject purchased consumer debt and was regularly informed of the amounts received from debt collections, but otherwise had no involvement in any alleged illegal debt collection activities.

As also previously reported, the complaint alleges that the defendants fraudulently obtained the default judgments in violation of the Fair Debt Collection Practices Act, the Racketeer Influenced and Corrupt Organizations Act, the New York General Business Law and the New York Judiciary Law (alleged only as to the law firm) and seeks injunctive relief, declaratory relief and damages on behalf of the named plaintiffs and others similarly situated. Defendants' motions to dismiss were denied in part (including as to the claims made against the Company and its subsidiaries) and granted in part (including as to certain of the claims made against the Company's officers) (the "Dismissal Decision"). In September 2012, the Court granted plaintiffs' motion to certify the following classes: (i) a class under Federal Rule of Civil Procedure 23(b)(2) with respect to injunctive and declaratory relief comprised of all persons who have been or will be sued by the Mel Harris law firm in actions commenced in New York Civil Court where a default judgment has been or will be sought in connection with this debt collection activity and (ii) a class under Federal Rule of Civil Procedure 23(b)(3) with respect to liability comprised of all persons against whom a default judgment has been entered

23. Litigation, continued:

in New York Civil Court in connection with this debt collection activity (the "Certification Decision"). Neither the Dismissal Decision nor the Certification Decision addresses the ultimate merits of the case.

At a November 2012 status conference, the parties advised the Court of their intention to attempt to resolve the dispute through mediation. Those efforts have not been successful to date and the parties have so advised the Court. The Company intends to seek an appeal of the Certification Decision to the United States Court of Appeals for the Second Circuit. Because an appeal of the Certification Decision at this time (short of a full judgment on the merits) is discretionary, there can be no assurance that the Second Circuit will agree to hear this appeal. If the Second Circuit rejects this appeal, the Company will continue to defend the case vigorously on the merits.

Determinations of both the probability and the estimated amount of loss or potential loss are judgments made in the context of developments in the litigation. The Company reviews these developments regularly with its outside counsel. Because the Company has determined that it would be willing to resolve this matter with plaintiffs for $20,000,000, it has accrued a litigation reserve for this contingency in that amount. In arriving at this reserve amount, the Company considered a number of factors, including that (i) while the damages sought are indeterminate, payment of this reserved amount would not resolve the case at this time, (ii) there is uncertainty as to the outcome of pending proceedings (including motions and appeals respecting class certification), (iii) there are significant factual issues to be determined or resolved, (iv) relevant law is unsettled and untested legal theories are presented, (v) the Company has numerous defenses to the plaintiffs' claims, (vi) there are no adverse rulings by the Court on the merits of plaintiffs' claims and (vii) several important litigation milestones, such as the completion of discovery and the filing of summary judgment motions, have not yet occurred.

The Company also notes that the plaintiffs in the action – the class members certified under Federal Rule of Civil Procedure 23(b)(3) – have alleged certain categories of damages under each of the statutes underlying their claims. These damages include (i) statutory damages, which are capped under the Fair Debt Collection Practices Act at $500,000 for the class, and (ii) actual damages. While not fully described in the complaint, it appears that plaintiffs' claim for actual damages includes not only incidental costs incurred in connection with the default judgments (including, for example, subway fares to the courthouse and bank fees), costs relating to emotional distress and costs related to reputational damage allegedly arising as a result of the long-term effects of the default judgments, but also the full amount of the debt that class members paid (whether owed or not) following entry of the default judgments. The amount of debt collected to date totals approximately $90,000,000. If the plaintiffs are successful in proving their claims and in proving actual damages, plaintiffs' damages may be subject to prejudgment interest and trebling under the Racketeer Influenced and Corrupt Organizations Act.

The Company and its subsidiaries are parties to other legal proceedings that are considered to be either ordinary, routine litigation incidental to their business or not significant to the Company's consolidated financial position. The Company does not believe that any of these actions will have a significant adverse effect on its consolidated financial position or liquidity, but any amounts paid could be significant to results of operations for the period.

24. Earnings (Loss) Per Common Share:

Basic and diluted earnings (loss) per share amounts were calculated by dividing net income (loss) by the weighted-average number of common shares outstanding. The numerators and denominators used to calculate basic and diluted earnings (loss) per share for the three year periods ended December 31, 2012, 2011 and 2010 are as follows (in thousands):

Notes to Consolidated Financial Statements, continued

24. Earnings (Loss) Per Common Share, continued:

	2012	2011	2010
Numerator for earnings (loss) per share:			
Net income attributable to Leucadia National Corporation common shareholders for basic earnings per share	**$854,466**	$25,231	$1.939,312
Interest on 3¾% Convertible Notes	**2,626**	–	3,707
Net income attributable to Leucadia National Corporation common shareholders for diluted earnings per share	**$857,092**	$25,231	$1,943,019
Denominator for earnings (loss) per share:			
Denominator for basic earnings (loss) per share – weighted-average shares	**244,583**	244,425	243,379
Stock options	–	73	42
Warrants	–	75	–
3¾% Convertible Notes	**4,331**	–	4,251
Denominator for diluted earnings (loss) per share	**248,914**	244,573	247,672

Options to purchase 2,280,711, 1,639,375 and 1,865,625 weighted-average shares of common stock were outstanding during the years ended December 31, 2012, 2011 and 2010, respectively, but were not included in the computation of diluted per share amounts as the effect was antidilutive.

The denominator for diluted earnings (loss) per share does not include weighted-average common shares of 4,000,000 for the years ended December 31, 2012 and 2011 related to outstanding warrants to purchase common shares at $33.84 per share, as the effect was antidilutive. Warrants to purchase 4,000,000 weighted-average common shares at $28.515 per share were outstanding during the year ended December 31, 2010, but were not included in the computation of diluted per share amounts as the effect was antidilutive.

For the year ended December 31, 2011, 4,283,518 shares related to the 3¾% Convertible Notes were not included in the computation of diluted per share amounts as the effect was antidilutive.

Outstanding stock options and stock appreciation rights of a subsidiary are not included above since the subsidiary operates at a net loss and the effect is antidilutive.

25. Fair Value of Financial Instruments:

Aggregate information concerning assets and liabilities at December 31, 2012 and 2011 that are measured at fair value on a recurring basis is presented below (in thousands):

	December 31, 2012		
		Fair Value Measurements Using	
	Total Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)
Investments classified as current assets:			
Investments available for sale:			
Bonds and notes:			
U.S. Government and agencies	**$1,657,022**	**$1,657,022**	**$ –**
All other corporates	**8,707**	**8,707**	**–**
Other	**884**	**–**	**884**
Non-current investments:			
Investments available for sale:			
Bonds and notes:			
U.S. Government and agencies	**6,490**	**–**	**6,490**
U.S. Government-Sponsored Enterprises	**594,928**	**–**	**594,928**
All other corporates	**154,138**	**117,558**	**36,580**
Equity securities:			
Common stocks:			
Banks, trusts and insurance companies	**65,609**	**65,609**	**–**
Industrial, miscellaneous and all other	**869,214**	**869,214**	**–**
Investments in associated companies	**1,077,172**	**1,077,172**	**–**
Total	**$4,434,164**	**$3,795,282**	**$638,882**
Commodity contracts – other current assets	**$ 3,505**	**$ 375**	**$ 3,130**
Other current liabilities:			
Commodity contracts	**$ (3,114)**	**$ (3,114)**	**$ –**
Other	**(2,844)**	**(2,844)**	**–**
Total	**$ (5,958)**	**$ (5,958)**	**$ –**

25. Fair Value of Financial Instruments, continued:

	December 31, 2011		
		Fair Value Measurements Using	
	Total Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)
Investments classified as current assets:			
Investments available for sale:			
Bonds and notes:			
U.S. Government and agencies	$ 139,952	$ 139,952	$ –
All other corporates	5,719	5,719	–
Other	306	–	306
Non-current investments:			
Investments available for sale:			
Bonds and notes:			
U.S. Government-Sponsored Enterprises	622,191	–	622,191
All other corporates	66,542	26,703	39,839
Equity securities:			
Common stocks:			
Banks, trusts and insurance companies	50,971	50,971	–
Industrial, miscellaneous and all other	1,313,688	1,313,688	–
Other	501	–	501
Investments in associated companies	1,198,029	1,198,029	–
Total	$3,397,899	$2,735,062	$662,837
Commodity contracts – other current assets	$ 3,816	$ 88	$ 3,728
Other current liabilities:			
Commodity contracts	$ (2,802)	$ –	$ (2,802)
Other	(955)	(955)	–
Total	$ (3,757)	$ (955)	$ (2,802)

The estimated fair values for securities measured using Level 1 inputs are determined using publicly quoted market prices in active markets. The Company has a segregated portfolio of mortgage pass-through certificates issued by U.S. Government agencies (GNMA) and by U.S. Government-Sponsored Enterprises (FHLMC or FNMA) which are carried on the balance sheet at their estimated fair value. Although the markets that these types of securities trade in are generally active, market prices are not always available for the identical security. The fair value of these investments are based on observable market data including benchmark yields, reported trades, issuer spreads, benchmark securities, bids and offers. The estimates of fair value of the portfolios of mortgage pass-through certificates and corporate bonds are considered to be based on Level 2 inputs.

Other than the redeemable noncontrolling interests, the Company did not have significant fair value measurements using unobservable inputs (Level 3) for assets and liabilities measured at fair value on a recurring basis at December 31, 2012 and 2011. As more fully discussed in Note 14, the minority owners of National Beef have the right to require the Company to purchase their interests for fair value under certain specified circumstances in the future. At December 31, 2011, the fair value of the redeemable noncontrolling interests was determined based on the amount paid by the Company for its interest, which was acquired on December 30, 2011.

At acquisition, the Company prepared a projection of future cash flows of National Beef, which was used along with other information to allocate the purchase price to National Beef's individual assets and liabilities. At December 31,

25. Fair Value of Financial Instruments, continued:

2012, the Company calculated the fair value of the redeemable noncontrolling interests by updating its estimate of future cash flows, as well as considering other market comparable information deemed appropriate. The projected future cash flows consider estimated revenue growth, cost of sales changes, capital expenditures and other unobservable inputs. However, the most significant unobservable inputs affecting the estimate of fair value are the discount rate (11.86%) and the terminal growth rate (2%) used to calculate the capitalization rate of the terminal value.

The table below is a sensitivity analysis which shows the fair value of the redeemable noncontrolling interests using the discount and the terminal growth rates assumed by the Company and fair values under different rate assumptions as of December 31, 2012 (dollars in millions):

	Discount Rates		
Terminal Growth Rates	11.61%	11.86%	12.11%
1.75%	$246.3	$238.5	$231.2
2.00%	$249.6	$241.6	$234.1
2.25%	$253.1	$244.9	$237.1

The projection of future cash flows is updated with input from National Beef personnel and the Company's personnel who originally prepared the projection in connection with its acquisition valuation. The estimate is reviewed by personnel at the Company's corporate office, and is later reviewed with the Company's audit committee as part of the normal process for the preparation of the Company's quarterly and annual financial statements.

At December 31, 2012 and 2011, the Company did not have significant assets and liabilities that were measured at fair value on a nonrecurring basis.

The following table presents fair value information about certain financial instruments, whether or not recognized on the balance sheet. Fair values are determined as described below. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The fair value amounts presented do not purport to represent and should not be considered representative of the underlying "market" or franchise value of the Company. The methods and assumptions used to estimate the fair values of each class of the financial instruments described below are as follows:

(a) Investments: The fair values of marketable equity securities and fixed maturity securities (which include securities sold not owned) are substantially based on quoted market prices, as disclosed in Note 6.

    Other non-current investments which do not trade publicly include private equity fund investments where the Company's voting interest isn't large enough to apply the equity method of accounting, a portfolio of non-agency mortgage-backed bond securitizations where the underlying assets are various individual mortgage loans and various non-publicly traded investments. For the investments in private equity funds, the Company has concluded that the carrying amount approximates the fair value of these investments based primarily on reviews of issuer financial statements or statements of net asset value. The fair values of the Company's other non-publicly traded investments that are accounted for under the cost method were assumed to be at least equal to the carrying amount. For these non-publicly traded investments, the Company reviews cash flows and/or other information obtained from investee companies on a regular basis to determine if impairment charges are required.

(b) Cash and cash equivalents: For cash equivalents, the carrying amount approximates fair value.

(c) Notes receivable: The fair values of notes receivable are primarily measured using Level 2 and 3 inputs, principally based on discounted future cash flows using market interest rates for similar instruments.

(d) Long-term and other indebtedness: The fair values of non-variable rate debt are estimated using quoted market prices and estimated rates that would be available to the Company for debt with similar terms. The fair value

25. Fair Value of Financial Instruments, continued:

of variable rate debt is estimated to be the carrying amount. In the table below, the estimated fair values for current indebtedness measured using Level 1 inputs was $452,518,000 and $29,262,000 at December 31, 2012 and 2011, respectively. The estimated fair values for non-current indebtedness measured using Level 1 inputs was $997,153,000 and $1,943,696,000 at December 31, 2012 and 2011, respectively. The remaining debt, consisting primarily of securities sold under agreements to repurchase, was measured using Level 2 inputs.

(e) Redeemable noncontrolling interests: Redeemable noncontrolling interests were valued as described above.

The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2012 and 2011 are as follows (in thousands):

	2012		2011	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Financial Assets:				
Investments:				
Current	**$1,672,602**	**$1,672,602**	$ 150,135	$ 150,135
Non-current	**1,747,972**	**1,747,972**	2,226,875	2,226,875
Cash and cash equivalents	**145,960**	**145,960**	168,490	168,490
Notes receivable:				
Current	**2,697**	**2,730**	1,675	1,675
Non-current	**43,844**	**44,040**	3,531	3,531
Commodity contracts	**3,505**	**3,505**	3,816	3,816
Financial Liabilities:				
Indebtedness:				
Current	**832,274**	**844,128**	446,743	446,743
Non-current	**918,126**	**997,153**	1,874,389	1,943,697
Securities sold not owned	**2,844**	**2,844**	955	955
Commodity contracts	**3,114**	**3,114**	2,802	2,802
Redeemable noncontrolling interests	**241,649**	**241,649**	235,909	235,909

26. Segment Information:

The Company's reportable segments consist of its operating units, which offer different products and services and are managed separately. National Beef processes, packages and delivers fresh and frozen beef and beef by-products for sale to customers in the U.S. and international markets. Idaho Timber primarily remanufactures, manufactures and/or distributes wood products. Conwed Plastics manufactures and markets lightweight plastic netting used for a variety of purposes. The Company's gaming entertainment segment is conducted through Premier, which owns the Hard Rock Biloxi. The Company's domestic real estate operations consist of a variety of commercial properties, residential land development projects and other unimproved land, all in various stages of development. The Company's medical product development segment is conducted through Sangart. Other operations primarily consist of the Company's wineries and energy projects.

Associated companies include equity interests in other entities that the Company accounts for under the equity method of accounting. Investments in associated companies that are accounted for under the equity method of accounting include HomeFed, Linkem, JHYH, Berkadia, and Garcadia. Associated companies also include the Company's investment in Jefferies and its former investment in Mueller, which are accounted for at fair value rather than under the equity method of accounting.

Corporate assets primarily consist of the deferred tax asset, investments and cash and cash equivalents and corporate revenues primarily consist of investment and other income and securities gains and losses. Corporate assets include

26. Segment Information, continued:

the Company's investment in the Inmet common shares and, as of December 31, 2011 and 2010, the Company's investment in Fortescue. Corporate assets, revenues, overhead expenses and interest expense are not allocated to the operating units.

Conwed Plastics has a manufacturing and sales facility located in Belgium and National Beef has sales offices in and exports its products to various countries; these are the only foreign operations with non-U.S. revenue or assets that the Company consolidates. Unconsolidated non-U.S. based investments include the investments in Inmet and Linkem.

Certain information concerning the Company's segments is presented in the following table. Consolidated subsidiaries are reflected as of the date a majority controlling interest was acquired, which was December 30, 2011 for National Beef. However, since operating activities for National Beef subsequent to the acquisition during 2011 were not significant they have not been included in the Company's 2011 consolidated statement of operations. Associated Companies are not considered to be a reportable segment, but are reflected in the table below under income (loss) from continuing operations before income taxes and identifiable assets employed.

	2012	2011	2010
		(In thousands)	
Revenues and other income (a):			
Beef processing	**$7,480,934**	$ –	$ –
Manufacturing:			
Idaho Timber	**163,513**	159,026	172,908
Conwed Plastics	**89,357**	85,961	87,073
Gaming Entertainment	**119,339**	117,238	114,809
Domestic Real Estate	**10,925**	96,501	17,075
Medical Product Development	**377**	378	123
Other Operations (b)	**69,620**	69,038	67,119
Corporate (c)	**1,259,624**	906,480	744,337
Total consolidated revenues and other income	**$9,193,689**	$1,434,622	$1,203,444
Income (loss) from continuing operations before income taxes:			
Beef Processing	**$ 59,048**	$ –	$ –
Manufacturing:			
Idaho Timber	**6,397**	(3,787)	547
Conwed Plastics	**11,453**	5,916	8,803
Gaming Entertainment	**13,209**	12,616	(2,159)
Domestic Real Estate	**(11,895)**	80,919	(54,935)
Medical Product Development	**(44,963)**	(42,696)	(25,443)
Other Operations (b)	**(44,814)**	(24,374)	(17,487)
Income (loss) related to Associated Companies	**420,008**	(612,362)	375,021
Corporate (c)	**978,085**	648,861	473,614
Total consolidated income from continuing operations before income taxes	**$1,386,528**	$ 65,093	$ 757,961

26. Segment Information, continued:

	2012	2011	2010
		(In thousands)	
Depreciation and amortization expenses:			
Beef Processing	**$ 83,063**	$ –	$ –
Manufacturing (d):			
Idaho Timber	**5,339**	5,299	6,131
Conwed Plastics	**6,638**	6,509	9,068
Gaming Entertainment	**12,882**	16,785	16,657
Domestic Real Estate	**3,582**	3,461	6,163
Medical Product Development	**853**	845	870
Other Operations (d)	**10,227**	9,922	7,183
Corporate	**19,727**	23,296	20,979
Total consolidated depreciation and amortization expenses	**$ 142,311**	$ 66,117	$ 67,051
Identifiable assets employed:			
Beef Processing	**$1,797,152**	$1,786,855	$ –
Manufacturing:			
Idaho Timber	**76,084**	71,859	84,436
Conwed Plastics	**83,816**	56,539	60,822
Gaming Entertainment	**236,691**	243,888	253,221
Domestic Real Estate	**244,635**	254,885	255,027
Medical Product Development	**34,388**	27,893	16,950
Other Operations	**209,622**	226,051	165,644
Investments in Associated Companies	**1,884,646**	1,991,795	2,274,163
Corporate	**4,782,084**	4,388,961	6,004,942
Assets of discontinued operations	–	214,463	235,093
Total consolidated assets	**$9,349,118**	$9,263,189	$9,350,298

(a) Revenues and other income for each segment include amounts for services rendered and products sold, as well as segment reported amounts classified as investment and other income and net securities gains (losses) in the Company's consolidated statements of operations.

(b) Other operations includes pre-tax losses of $32,832,000, $28,598,000 and $16,076,000 for the years ended December 31, 2012, 2011 and 2010, respectively, for the investigation and evaluation of various energy related projects. There were no significant operating revenues or identifiable assets associated with these activities in any period; however, other income includes $5,366,000 and $11,143,000 in 2011 and 2010, respectively, with respect to government grants to reimburse the Company for certain of its prior expenditures, which were fully expensed as incurred. Such amounts were not significant in 2012.

(c) Net securities gains for Corporate aggregated $590,581,000, $641,480,000 and $179,494,000 during 2012, 2011 and 2010, respectively. Corporate net securities gains are net of impairment charges of $2,461,000, $3,586,000 and $2,474,000 during 2012, 2011 and 2010, respectively. In 2012, 2011 and 2010, security gains included gains of $543,713,000, $628,197,000 and $94,918,000 from the sale of the Company's common shares of Fortescue. In 2010, security gains also include a gain of $66,200,000 from the sale of the Company's investment in LPH. Corporate investment and other income includes a gain on the redemption of the FMG Note of $526,184,000 in 2012 and a gain on the sale of Las Cruces of $383,369,000 in 2010.

(d) Includes amounts classified as cost of sales.

(e) For the year ended December 31, 2012, interest expense was comprised of beef processing ($12,431,000) and corporate ($80,150,000). For the years ended December 31, 2011 and 2010, interest expense was primarily comprised of corporate; interest expense for other segments was not significant.

27. Selected Quarterly Financial Data (Unaudited):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share amounts)			
2012				
Revenues and other income	**$2,385,261**	**$2,109,793**	**$2,187,495**	**$2,511,140**
Income (loss) from continuing operations	**$ 485,506**	**$ (186,656)**	**$ 116,945**	**$ 450,510**
Income (loss) from discontinued operations, net of taxes	**$ 1,729**	**$ (1,112)**	**$ 2,015**	**$ (169)**
Gain (loss) on disposal of discontinued operations, net of taxes	**$ –**	**$ –**	**$ (4,626)**	**$ 499**
Net (income) loss attributable to the noncontrolling interest	**$ (202)**	**$ 297**	**$ 972**	**$ 993**
Net (income) loss attributable to the redeemable noncontrolling interests	**$ 3,844**	**$ (9,780)**	**$ (8,632)**	**$ 2,333**
Net income (loss)	**$ 490,877**	**$ (197,251)**	**$ 106,674**	**$ 454,166**
Basic earnings (loss) per common share attributable to Leucadia National Corporation common shareholders:				
Income (loss) from continuing operations	**$2.00**	**$(.80)**	**$ .45**	**$1.86**
Income (loss) from discontinued operations	**.01**	**(.01)**	**.01**	–
Gain (loss) on disposal of discontinued operations	–	–	**(.02)**	–
Net income (loss)	**$2.01**	**$(.81)**	**$ .44**	**$1.86**
Number of shares used in calculation	**244,583**	**244,583**	**244,583**	**244,583**
Diluted earnings (loss) per common share attributable to Leucadia National Corporation common shareholders:				
Income (loss) from continuing operations	**$1.97**	**$(.80)**	**$ .44**	**$1.83**
Income (loss) from discontinued operations	–	**(.01)**	**.01**	–
Gain (loss) on disposal of discontinued operations	–	–	**(.02)**	–
Net income (loss)	**$1.97**	**$(.81)**	**$ .43**	**$1.83**
Number of shares used in calculation	**248,945**	**244,583**	**248,910**	**248,922**

Notes to Consolidated Financial Statements, continued

27. Selected Quarterly Financial Data (Unaudited), continued:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share amounts)			
2011				
Revenues and other income	$251,950	$721,322	$ 199,751	$261,599
Income (loss) from continuing operations	$ 9,916	$182,513	$(293,815)	$114,484
Income (loss) from discontinued operations, net of taxes	$ 791	$ 3,100	$ 1,690	$ (8)
Gain on disposal of discontinued operations, net of taxes	$ 79	$ 845	$ 773	$ 4,588
Net (income) loss attributable to the noncontrolling interest	$ (279)	$ (149)	$ 330	$ 373
Net income (loss)	$ 10,507	$186,309	$(291,022)	$119,437
Basic earnings (loss) per common share attributable to Leucadia National Corporation common shareholders:				
Income (loss) from continuing operations	$.04	$.75	$(1.20)	$.47
Income (loss) from discontinued operations	–	.01	.01	–
Gain on disposal of discontinued operations	–	–	–	.02
Net income (loss)	$.04	$.76	$(1.19)	$.49
Number of shares used in calculation	244,082	244,521	244,580	244,583
Diluted earnings (loss) per common share attributable to Leucadia National Corporation common shareholders:				
Income (loss) from continuing operations	$.04	$.74	$(1.20)	$.46
Income (loss) from discontinued operations	–	.01	.01	–
Gain on disposal of discontinued operations	–	–	–	.02
Net income (loss)	$.04	$.75	$(1.19)	$.48
Number of shares used in calculation	244,620	249,026	244,580	248,874

Revenues and other income for the fourth quarter of 2012 include a gain on the redemption of the FMG Note of $526,184,000.

In 2012 and 2011, the totals of quarterly per share amounts do not equal annual per share amounts because of changes in outstanding shares during the year.

Schedule II – Valuation and Qualifying Accounts

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

For the years ended December 31, 2012, 2011 and 2010

(In thousands)

		Additions			Deductions		
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Recoveries	Other	Write Offs	Other	Balance at End of Period
2012							
Allowance for doubtful accounts	**$ 3,857**	**$10,707**	**$ 2**	**$ –**	**$9,298**	**$ 597**	**$ 4,671**
Deferred tax asset valuation allowance	**$ 109,181**	**$ –**	**$ –**	**$ –**	**$ –**	**$ –**	**$109,181**
2011							
Allowance for doubtful accounts	$ 4,693	$ 658	$ –	$ –	$1,494	$ –	$ 3,857
Deferred tax asset valuation allowance	$ 109,181	$ –	$ –	$ –	$ –	$ –	$109,181
2010							
Allowance for doubtful accounts	$ 3,971	$ 1,094	$ 2	$ –	$ 374	$ –	$ 4,693
Deferred tax asset valuation allowance	$1,835,161	$ –	$ –	$ –	$ –	$1,725,980[a]	$109,181

(a) During 2010, the Company's revised projections of future taxable income enabled it to conclude that it was more likely than not that it will have future taxable income sufficient to realize a significant portion of the Company's net deferred tax asset; accordingly, $1,157,111,000 of the deferred tax valuation allowance was reversed as a credit to income tax expense.

Leucadia National Corporation

Directors

Joseph S. Steinberg[1]
Chairman

Richard B. Handler
Chief Executive Officer

Brian P. Friedman
President

Ian M. Cumming[1]
Retired Chairman of Leucadia National Corporation

W. Patrick Campbell[2]
Independent Consultant, Former Chairman and CEO of Magex Limited

Richard G. Dooley[3]
Retired Executive Vice President and Chief Investment Officer of Massachusetts Mutual Life Insurance Company

Paul M. Dougan[3,4]
Private Investor

Alan J. Hirschfield[4]
Private Investor

James E. Jordan[1,2,3,4]
Private Investor

Robert E. Joyal[3,4]
Retired President of Babson Capital Management LLC

Jeffrey C. Keil[1,2,4]
Retired President of Republic New York Corporation

Jesse Clyde Nichols, III[3,4]
Private Investor

Michael T. O'Kane[2,3,4]
Retired Senior Managing Director of TIAA-CREF

Michael Sorkin
Vice Chairman of Global Financial Advisory Division, London, of N M Rothschild & Sons Limited

Registrar and Transfer Agent

American Stock Transfer &
Trust Company, LLC
6201 15th Avenue
Brooklyn, New York 11219-9821
(800) 937-5449
www.amstock.com

Officers

Joseph S. Steinberg
Chairman

Richard B. Handler
Chief Executive Officer

Brian P. Friedman
President

Michael J. Sharp
Executive Vice President and General Counsel

Thomas E. Mara
Executive Vice President

Joseph A. Orlando
Vice President and Chief Financial Officer

Justin R. Wheeler
Vice President and Chief Operating Officer

Barbara L. Lowenthal
Vice President and Comptroller

Rocco J. Nittoli
Vice President and Treasurer

Joseph M. O'Connor
Vice President

Counsel

Stephen E. Jacobs, Esq.
(212) 460-1900

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153-0119
Andrea A. Bernstein, Esq.
(212) 310-8000

Auditors

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017-6204

The Common Stock is listed for trading on the New York Stock Exchange under the symbol "LUK."

The 7¾% Senior Notes due 2013 are listed for trading on the New York Stock Exchange under the symbol "LUK."

[1] Executive Committee
[2] Audit Committee
[3] Compensation Committee
[4] Nominating and Corporate Governance Committee